As filed with the Securities and Exchange Commission on June 15, 2011

Registration No. 333-164568

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 5 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLASSHOUSE TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7373	04-3561337
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 879-5729

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Shirman

Chairman of the Board of Directors, President and Chief Executive Officer

200 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 879-5729

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Marc F. Dupré Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, Massachusetts 02451 Telephone: (781) 890-8800 Telecopy: (781) 622-1622	Keith F. Higgins Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 Telephone: (617) 951-7000 Telecopy: (617) 951-7050

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Larger accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 15, 2011.

                     Shares

Common Stock

This is an initial public offering of shares of common stock of GlassHouse Technologies, Inc. All of the             shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “GLAS”.

Please see the section titled “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to GlassHouse	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from GlassHouse at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2011.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2011.

Stifel Nicolaus Weisel	William Blair & Company

Oppenheimer & Co.

Needham & Company, LLC

Prospectus

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. We have experienced recurring operating losses in the past and may continue to do so. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors” and our consolidated financial statements and related notes included in this prospectus.

Summary

We are a global provider of information technology (IT) consulting, implementation and managed services focused in the data center. We believe that cloud computing, virtualization, the increasing demand for data storage, backup and disaster recovery, and a growing number of government and industry regulations, among other things, are driving a major shift in data center architecture and IT infrastructure. In addition, the increasing demand for energy and computing power in outdated data centers, ongoing data growth and constrained data center budgets are creating a demand for services to help companies adopt, integrate and manage new technologies and capabilities. Our vendor independent services help our clients address inefficiencies in their data center environment and help them fill the gap between their current capabilities and those needed to support these new and emerging data center architectures and technologies.

We deliver IT services through Transom, our unique business model consisting of software tools, methodologies and subject matter expertise, each developed over the course of thousands of client engagements. Transom standardizes our global offerings into high quality services we can deliver in a consistent manner to our clients.

Our clients include approximately half of the Fortune 100 companies. We have clients across many industries, including financial services and insurance, energy, healthcare and medical, travel and entertainment and government agencies, primarily in North America, Europe and the Middle East. Our clients use our services to reduce costs, minimize risk and improve control and visibility in their data centers.

Our Services

We offer our clients a number of services aimed at improving the performance of their data centers. A data center is the physical environment that houses IT infrastructure, which typically consists of storage, server and networking hardware and software that supports business functions, such as accounting and payroll, marketing and sales, and customer service. Initiatives like cloud computing cross several areas of IT infrastructure and our services help clients design, plan, execute and manage the new technology in their data centers.

Strategic Consulting Services

Our strategic consulting services typically consist of customized, industry-specific consulting engagements through which we help our clients develop strategies, architectures and business cases to optimize their IT infrastructure. During these engagements, our consultants work with our client’s in-house IT team to understand the current state and the desired future state of their IT environment and design solutions to meet the client’s objectives.

Implementation Services

Our implementation services help clients with the technical deployment, modernization and integration of complex technologies in their data centers. Our services help clients integrate new technologies into their existing IT environments and create a more efficient IT infrastructure that fully leverages assets, reduces costs and meets or exceeds target service levels.

Managed Services

Our managed services provide operational management of various aspects of a client’s IT infrastructure, including storage, backup, databases, virtual server environments and facets of IT security. Governed by a set of service level agreements, we assume all operational responsibilities on behalf of our clients for day-to-day tasks for these areas of IT infrastructure. We also provide visibility into clients’ IT infrastructure through reporting and monitoring services, delivered through a software-as-a-service tool suite, and customer support services that include global remote technical support, field services and logistics through our 24 hour, seven days a week, 365 days a year service operations center.

Market Overview

Our data center consulting, implementation and managed services target a number of large and growing segments of the market.

•

Cloud Computing: Cloud computing is Internet-based computing in which hardware, software and information are provided to the customer as an on-demand service. Cloud infrastructure is the servers, network security and storage that enable cloud computing solutions. According to Gartner Inc. (Gartner), cloud infrastructure services are expected to grow at a 49.4% CAGR from $1.8 billion in 2009 to $13.4 billion by 2014. We believe that the expected growth in cloud services reflects a shift in business computing that will result in clients utilizing our services as they seek to leverage this new technology.

•

Virtualization: Virtualization is the creation of a virtual (rather than physical) version of something, such as an operating system, a server, a storage device or network resources, resulting in higher utilization of actual physical hardware. According to Gartner, spending on x86 server and desktop virtualization software technologies is forecast to grow at a 25.7% CAGR through 2014, reaching $6.3 billion. We believe that this growth in the virtualization software market will result in increased spending for our services as clients seek external expertise and support to integrate new technology and migrate to virtualized data center environments.

•

Data Storage/Backup & Recovery: According to Gartner, the data storage services market, which includes consulting and managed services as well as data storage capacity services for backup and recovery operations, is expected to grow at a 4% CAGR from $14.7 billion in 2009 to $18.3 billion by 2014. Although we do not currently provide data storage capacity as part of our service offerings, we believe the growth in the overall data storage services market will lead to increased demand for our consulting, implementation and managed services offerings.

•

Data Center Consolidations/Migrations: Consolidations and migrations involve the creation of a new architecture for IT hardware and software, relocation of data and the hardware that holds it, technology upgrades and changes to IT management processes. In a recent Enterprise Strategy Group survey, more than 35% of respondents report that they are aggressively consolidating their data centers and rank it among their top three initiatives over the next 12-18 months. We believe that the continued spending on data center migrations/consolidations will result in increased demand for our services as we help clients plan and execute these projects.

•

IT Security: The IT security services market is expected to increase at a CAGR of 8.2% from $27.8 billion in 2009 to $41.4 billion in 2014, according to Gartner. We believe that this growth will result in increased demand for our IT security services, as we help clients plan and execute projects to improve their IT security.

•

Disaster Recovery: The disaster recovery market crosses several domains, including storage, backup, virtualization and IT security. According to Gartner, 56% of worldwide organizations include disaster recovery in their security budgets. We believe that as the other market areas experience growth, pressure will be added to update disaster recovery plans, processes and technical implementation.

The convergence of new technologies and increased demands on IT infrastructure is creating significant challenges for IT executives. In order to remain competitive on a cost and time-to-market basis, IT executives must ensure that they are adapting to new paradigms of efficiency, speed and application delivery. We believe that IT executives recognize that their in-house teams are more focused on managing day-to-day operations and will therefore increasingly turn to third-party consulting firms to help identify and incorporate new and emerging technologies in order to:

•	Capitalize on Cloud Computing and Virtualization Technologies: To improve efficiency and agility, as well as to manage costs, IT executives are looking to optimize existing assets while leveraging new technologies such as cloud computing and virtualization to gain higher efficiency from their IT environments. We believe these initiatives have inherent challenges and are leading enterprises to augment their internal IT teams with third-party consulting and managed services to ensure best practices are implemented and service levels are met.

•

Manage Risk Efficiently and Cost Effectively: IT executives must address both external and internal threats in order to manage risk. External threats include catastrophic weather events and terrorist attacks that are beyond an IT executive’s control, but still must be addressed through contingency plans. External threats also include computer and network viruses and attacks from hackers. Internal risks are associated with complex, multi-vendor IT environments. As new and emerging technologies are introduced into the data center, there is an increasing risk of improperly integrating these technologies into an overall IT infrastructure.

•

Minimize Costs Within Constrained IT Budgets: Business and technology leaders are expected to address an increasing scope and complexity of IT challenges with fewer resources and usually under substantial time pressures, and we believe that IT executives will seek third-party assistance to reduce operational expenses and understand asset utilization and total cost of ownership, in an effort to justify current spending and future investments.

We believe our services provide compelling benefits to our clients, including:

•	access to leading-edge data center infrastructure strategies and practices;
•	demonstrable return on investment in IT infrastructure;
•	minimized project execution risk;
•	decreased risk of data loss; and
•	enhanced visibility into the IT environment.

Our Growth Strategy

Our objective is to enhance our industry position, while continuing to grow our revenues and profitability. Our strategy to achieve these objectives includes the following:

•

Deepen and Expand Relationships with Our Current Client Base: We have historically generated a significant amount of our revenues from new projects with existing clients. As clients adopt cloud computing and other new technologies, we expect to continue to sell services to meet their evolving needs.

•

Engage New Clients with Our Direct Sales Force: Our direct sales team pursues a target prospect list of Fortune 2500 companies to establish new client relationships. We also participate in industry events and direct marketing activities to increase broad awareness of our services to prospective clients. We have an inside sales function in the United States and the United Kingdom to pursue and develop these prospects into new clients.

•

Leverage Our Strategic Partners: Our indirect sales channel relationships with strategic partners such as Dell, IBM, Cisco, Bull, Citrix, Cable&Wireless Worldwide and HP provide us with access to additional enterprise clients to whom we can ultimately cross-sell a broad range of consulting, implementation and managed services. We plan to continue expanding our strategic partnerships while deepening our relationships with existing partners.

•

Broaden Our Managed Services Offerings: We provide operational management in several areas of our clients’ IT infrastructure as well as monitoring and reporting services, and customer support services. We intend to expand our managed services offerings to provide additional services within our targeted domain areas.

•

Acquire Complementary Businesses and Technology: We believe that in many cases, the best approach to meeting client demand and adding new skills and services to our service offerings is to acquire complementary resources and expertise. We evaluate all potential acquisitions using our Transom business model as a filter. We assess potential acquisition targets for software tools, methodologies and domain expertise with the potential to be complementary to our existing business.

Clients

We have developed relationships with a large number of Fortune 1000 companies, including approximately half of the Fortune 100 companies, as well as many smaller organizations and government agencies. We market and provide our services primarily to companies in North America, Europe and the Middle East. We believe that our regular, direct interaction with our clients, the breadth of our client relationships and our reputation among these clients as an independent advisor differentiate us from our competitors.

For 2010, and the three months ended March 31 2011, we had no direct client or indirect channel relationships that represented 10% or more of our total revenues.

As of March 31, 2011, we had 533 employees, including approximately 41 direct sales people. Our sales effort is further bolstered by our strategic relationships with technology companies such as Dell Products L.P. (Dell), International Business Machines Corp. (IBM), Cisco Systems, Inc. (Cisco), Bull SAS (Bull), Hewlett-Packard Company (HP), Cable&Wireless Worldwide (C&WW) and Citrix Systems, Inc. (Citrix).

Our revenues consist of services and product revenues. Our focus is on growing our services revenues. Our services revenues have grown from $35.2 million in 2006 to $94.9 million in 2010, reflecting a total compounded annual growth rate of 28%, including acquisitions. Our services revenues have grown from $21.3 million for the three months ended March 31, 2010 to $26.5 million for the three months ended March 31, 2011. For 2006, 2007, 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011 we had net losses to common stockholders of $(13.1) million, $(18.2) million, $(28.1) million, $(12.8) million, $(25.9) million, $(10.2) million and $(6.6) million, respectively. At March 31, 2011, we had an accumulated deficit of $(151.8) million.

Recent Developments

We issued Dell a convertible promissory note that is currently outstanding and under which we owe Dell approximately $35 million in total payments. Dell has extended the maturity date on the note through June 17, 2011. We have agreed to a non-binding summary of terms to provide a further extension through September 16, 2011. Per the terms of the agreement, we will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. Subject to the approval of our senior lenders, we have agreed to repay the note in full upon the consummation of this offering and to provide Dell with certain rights of refusal in the event we receive an acquisition proposal prior to payment in full of the note.

Risks That We Face

You should carefully consider the risks described under the section titled “Risk Factors” and elsewhere in this prospectus, including the risks associated with our ability to continue as a going concern. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Our Corporate Information

We were incorporated in Delaware in 2001. Our principal executive offices are located at 200 Crossing Boulevard, Framingham, Massachusetts 01702 and our telephone number is (508) 879-5729. Our Web site address is www.glasshouse.com. The information on, or that can be accessed through, our Web site is not part of this prospectus.

TransomSM is our service mark.

THE OFFERING

Total common stock offered by us	shares
Option to purchase additional shares offered to underwriters by us	shares
Total common stock to be outstanding after this offering	shares
Use of proceeds	We expect to use the net proceeds of this offering for working capital, repayment of our outstanding loan from Dell Products L.P., or Dell, and general corporate purposes, and we intend to use a portion of the net proceeds to repay, from time to time, acquisition-related loans. Please see the section titled “Use of Proceeds.”
Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol	GLAS

The number of shares of our common stock to be outstanding after the offering is based on 69,448,838 shares of common stock issued and outstanding as of March 31, 2011, including the assumed conversion of 52,429,679 shares of preferred stock issued and outstanding on March 31, 2011 into 52,429,678 shares of common stock in connection with the closing of this offering. Except where stated otherwise herein, the number of shares of common stock to be outstanding after this offering does not take into account:

•	11,536,551 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $1.02 per share;
•	2,427,697 shares of our common stock reserved as of March 31, 2011 for future issuance under our stock-based compensation plans;
•	7,042,256 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.62 per share;
•	up to 653,748 unvested restricted shares of our common stock issued or issuable in conjunction with our acquisitions;
•

shares of our common stock issuable to Dell upon the exercise by Dell of a warrant to purchase shares of our common stock or preferred stock which is exercisable in connection with a qualifying financing or sale of our company and which expires upon the consummation of a qualified public offering;

•

shares of our common stock representing 5% of our fully diluted common stock issuable to Dell upon exercise of an option to purchase such shares as early as ten months after a qualified public offering;

•

up to 1,565,108 shares of our common stock issuable upon the assumed closing of the acquisition of an IT services company based in the Netherlands. See the section titled “Business—Our Growth Strategy”;

•	shares issuable upon conversion of the unsecured promissory notes issued in June and October 2010 and warrants issued or issuable in connection therewith; and
•	shares of our common stock issuable to Dell upon the exercise by Dell of a warrant to purchase shares of our common stock which becomes exercisable upon completion of this offering.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Warrants and Other Equity Rights Issued in Conjunction with Borrowings” for more information regarding the convertible note, option and warrant issued to Dell and the unsecured promissory notes and warrants issued in 2010.

Unless otherwise indicated, the information we present in this prospectus assumes and reflects the following:

•	the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering;
•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws to be effective upon the closing of this offering;
•	no exercise by the underwriters of their option to purchase additional shares; and
•	a 1-for- reverse split of our common stock to be effected prior to this offering.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL AND OTHER DATA

The tables below summarize our consolidated financial data. The following summary financial data should be read together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011 (1)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$85,058	$89,545	$98,938	$22,941	$29,826
Cost of revenues	65,346	63,934	76,872	18,865	22,386

Gross profit	19,712	25,611	22,066	4,076	7,440
Research and development expenses	1,050	667	1,214	257	286
Selling and marketing expenses	19,056	15,299	18,940	4,984	4,811
General and administrative expenses	15,419	9,951	14,398	3,584	3,906
Amortization of intangible assets	2,771	2,535	2,853	733	727

Loss from operations	(18,584)	(2,841)	(15,339)	(5,482)	(2,290)
Interest and other income (expense), net	(4,481)	(4,473)	(5,028)	(3,408)	(3,014)

Loss before income taxes	(23,065)	(7,314)	(20,367)	(8,890)	(5,304)
Provision for (benefit from) income taxes	240	78	232	(12)	56

Net loss	(23,305)	(7,392)	(20,599)	(8,878)	(5,360)

Dividends and accretion on preferred stock	(4,821)	(5,360)	(5,325)	(1,315)	(1,229)

Net loss to common stockholders	$(28,126)	$(12,752)	$(25,924)	$(10,193)	$(6,589)

Net loss per share, basic and diluted	$(2.13)	$(0.95)	$(1.59)	$(0.63)	$(0.40)

Other unaudited financial data: EBITDA(2)	$(16,395)	$1,580	$(10,777)	$(5,108)	$(1,502)

(1)	On January 1, 2011, we adopted Accounting Standards Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). Our adoption of ASU 2009-13 had a material impact on our results for the three months ended March 31, 2011. The following table presents our results for the three months ended March 31, 2011 as reported and as if we did not adopt ASU 2009-13. This information is presented to allow comparability between our results for the three months ended March 31, 2010 and 2011.

	Three Months Ended March 31, 2011
	As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
Service revenues	$26,451	$26,390
Product revenues	3,375	1,398

Total revenues	29,826	27,788
Cost of services revenues	20,004	19,911
Cost of product revenues	2,382	815

Total cost of revenues	22,386	20,726
Gross profit	7,440	7,052
Operating loss	(2,290)	(2,668)
Net loss to common shareholder	$(6,589)	$(6,967)

Basic and diluted net loss to common shareholder	$(0.40)	$(0.42)

EBITDA (2)	$(1,502)	$(1,880)

	As of March 31, 2011
	Actual	Pro-forma As Adjusted (3)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,632
Total assets	95,584
Total long term debt, including current portion	51,747
Redeemable convertible preferred stock warrant liability	3,170
Total redeemable convertible preferred stock	106,787
Total stockholders’ deficit	(123,176)

(2)	EBITDA represents net loss before deductions for interest expense, income taxes, depreciation and amortization of tangible and intangible assets, and adjustments for non-cash changes in fair value of warrant liability. EBITDA is a supplemental financial measure, which is not based on United States generally accepted accounting principles (GAAP), used by management and industry analysts to evaluate operations.
(3)	The Unaudited Pro Forma As Adjusted column in the balance sheet data table above reflects the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 52,429,678 shares of common stock upon completion of this offering and our sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The following is a reconciliation of net loss to EBITDA (in thousands, unaudited):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011	2011
					As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
EBITDA Calculation:
Net loss	$(23,305)	$(7,392)	$(20,599)	$(8,878)	$(5,360)	$(5,738)
Depreciation	495	669	823	198	208	208
Interest expense	4,693	5,509	8,068	2,686	3,058	3,058
Warrant revaluation	(1,607)	(102)	(2,536)	65	(319)	(319)
Derivative revaluation	—	—	(99)	—	(5)	(5)
Taxes	240	78	232	(12)	56	56
Amortization of intangible assets (including amounts in cost of revenues)	3,089	2,818	3,334	833	860	860

EBITDA	$(16,395)	$1,580	$(10,777)	$(5,108)	$(1,502)	$(1,880)

In addition to providing financial measurements based on GAAP, we present EBITDA as an additional historical financial metric that is not prepared in accordance with GAAP (non-GAAP). We believe that the inclusion of this non-GAAP financial measure, together with our GAAP financial measures, helps investors to gain a meaningful understanding of our past performance and future results. This approach is consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. Our management uses this non-GAAP measure, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. This non-GAAP measure is also used by management in its financial, operational and strategic decision-making and in developing incentive compensation plans.

We consider EBITDA to be an important indicator of our operational strength and performance of our core business and a valuable measure of our historical operating trends.

There are limitations associated with reliance on EBITDA because it is specific to our operations and financial performance, which makes comparisons with other companies’ financial results imprecise. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to acquire businesses and expand operations. EBITDA also excludes depreciation, amortization and derivative revaluation expenses and gains and losses on non-cash changes in fair value of warrant liabilities. The exclusion of these items, in light of their recurring nature, is a material limitation of EBITDA. To manage these limitations, we have policies and procedures in place to identify expenses that qualify as interest, taxes, depreciation and amortization to approve and segregate these expenses from other expenses to ensure that our EBITDA is consistently reflected from period to period.

EBITDA excludes some items that affect net loss and may vary among companies. The EBITDA we present may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash that we must use to service our debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments. By providing both GAAP and non-GAAP financial measures, we believe that investors are able to compare our GAAP results to those of other companies while also gaining a better understanding of our operating performance as evaluated by management.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus (including our financial statements and the related notes appearing at the end of this prospectus). If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. As a result, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our auditors have expressed substantial doubt as to whether we can continue as a going concern.

The audit report covering our December 31, 2010 consolidated financial statements contains an explanatory paragraph that states that our need to raise additional capital to meet our debt obligations coming due in 2011, recurring losses from operations, limited cash resources and approximately $35 million of debt obligations coming due in 2011 raise substantial doubt about our ability to continue as a going concern through December 31, 2011. Our financial statements do not include any adjustments to the value of our assets or the classification of our liabilities that might result if we would be unable to continue as a going concern through December 31, 2011. We have incurred annual operating losses since inception and have not achieved profitable operations.

We believe that the successful completion of this offering will eliminate this doubt and enable us to continue as a going concern; however, if we are unable to raise sufficient capital in this offering, we will need to obtain alternative financing or significantly modify our operational plans for us to continue as a going concern. Further, even if we successfully complete and receive the net proceeds from this offering, it is possible that our independent registered public accounting firm may conclude that there is substantial doubt regarding our ability to continue as a going concern in future periods. See also our consolidated financial statements and related notes, including Note 1.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have not yet achieved profitability for any fiscal year. We had a net loss to common shareholders of $(6.6) million for the three months ended March 31, 2011 and as of March 31, 2011 our accumulated deficit was $(151.8) million. We expect to continue to incur losses, and we may not become profitable in the foreseeable future, if ever. We expect to make significant expenditures to further develop our business. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will have to generate and sustain increased revenues to achieve profitability. Our revenue growth trends in prior periods may not be sustainable, and we may not generate sufficient revenues to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We operate in a rapidly evolving industry, which makes our future operating results difficult to predict.

Since the founding of our company in May 2001, we have operated in an industry characterized by rapid technological innovation, changing client needs, evolving industry standards and frequent introductions of new products and services. Our success depends on our ability to implement data center strategic consulting, implementation and managed services that anticipate and respond to rapid and continuing changes in technology, industry developments and client needs. As we encounter new client requirements and increasing competitive pressures, we will likely be required to modify, enhance, reposition or introduce new solutions and service offerings. We may not be successful in doing so in a timely, cost-effective and appropriately responsive manner, or at all. All of these factors make it difficult to predict our future operating results, which may impair our ability to manage our business and our investors’ ability to assess our prospects.

We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenues or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our quarterly operating results include:

•	fluctuations in demand for our data center strategic consulting, implementation and managed services;
•	fluctuations in sales cycles and prices for our services and solutions;
•	reductions in clients’ budgets for IT purchases and delays in their purchasing cycles;
•	the timing of recognizing revenues in any given quarter as a result of revenue recognition rules;
•	our ability to develop, introduce and provide new services and solutions that meet client requirements in a timely manner;
•	our ability to hire additional technical and sales personnel and the length of time required for any such additional personnel to generate significant revenues;
•	any significant changes in the competitive dynamics of our markets, including new entrants or substantial discounting of services or solutions;
•	our ability to control costs, including our operating expenses; and
•	general economic conditions in our domestic and international markets.

The amount of our outstanding debt may prevent us from taking actions we would otherwise consider in our best interest.

We had approximately $58.1 million in outstanding principal, accrued interest and final balloon payments under existing debt obligations as of March 31, 2011. Of this amount, approximately $41.6 million represented convertible debt and accrued interest. In the event any convertible debt is converted into shares of our common stock following this offering, the holders of shares of our common stock, including investors purchasing shares of our common stock in this offering, will incur immediate and substantial dilution as of the date of the debt conversion.

We issued Dell a convertible promissory note that is currently outstanding and under which we owe Dell approximately $35 million in total payments. Dell has extended the maturity date on the note through June 17, 2011. We have agreed to a non-binding summary of terms to provide a further extension through September 16, 2011. Per the terms of the agreement we will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. Subject to the approval of our senior lenders, we have agreed to repay the note in full upon the consummation of this offering and to provide Dell with certain rights of refusal in the event we receive an acquisition proposal prior to payment in full of the note.

Debt that remains outstanding following this offering and the limitations contained in the loan agreements governing the terms of such debt (the Loan Agreements) could have material consequences on our business, including:

•	it may be difficult to generate sufficient capital to satisfy our obligations under the Loan Agreements;
•	the amounts outstanding under the Loan Agreements may make it more difficult to obtain other debt financing in the future;
•	the debt obligations represented by the Loan Agreements could make us more vulnerable to general adverse economic and industry conditions; and
•	we could be at a competitive disadvantage to competitors with less debt.

We have in the past had to cure our failure to meet financial covenants under certain of our debt obligations by raising additional equity. We can provide no assurance that we will not have to raise additional equity in the future for such purpose or that we will be able to raise such equity at all.

Our failure to promptly satisfy our obligations under the Loan Agreements may limit our ability to implement our business plan which may have an immediate, severe and adverse impact on our business, results of operations, financial condition and liquidity. In the event that we cannot satisfy our obligations under the Loan Agreements, we would be forced to drastically curtail operations, dispose of assets or cease operations altogether. Non-compliance with covenants in the Loan Agreements has caused and may again cause default and cross default under the Loan Agreements. In the future, we may not be able to receive waivers or make payments to remedy the non-compliance, which may limit our ability to implement our business plan. Please see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Warrants and Other Equity Rights Issued in Conjunction with Borrowings” for more information regarding our outstanding debt and equity rights granted to our lenders in connection with the incurrence of such debt.

Our business could be materially and adversely affected as a result of the risks associated with our acquisitions.

As part of our business strategy, we have acquired and will continue seeking to acquire businesses that provide us with additional intellectual property, client relationships, geographic coverage and domain expertise. We can provide no assurances that we will be able to find and identify desirable acquisition targets in the future or that we will be successful in entering into a definitive agreement with any one target. In addition, even if we reach a definitive agreement with a target with respect to an acquisition, there can be no assurance that we will consummate such acquisition.

Our acquisitions have been and will be accompanied by risks commonly encountered in the acquisition of a business, which include, among other risks:

•	the effect of the acquisition on our financial and strategic position and reputation;
•

the failure of an acquisition to result in expected benefits, which may include benefits relating to enhanced revenues, technology, human resources, cost savings, operating efficiencies and other synergies;

•

the difficulty and cost of integrating the acquired businesses, including costs and delays in implementing common systems and procedures, costs and delays caused by communication difficulties and costs and delays caused by integration of target company financials;

•	the assumption of liabilities of the acquired business, including litigation-related liabilities;
•	the potential impairment of acquired assets, including goodwill;
•

the reduction of our cash available for operations and other uses, the increase in amortization expenses related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt;

•	the lack of experience in new markets, products or technologies or the initial dependence on unfamiliar distribution partners;
•	the diversion of our management’s attention from other business concerns;
•	the impairment of relationships with clients or suppliers of the acquired business or our existing clients;
•	the potential loss of key employees of the acquired company; and
•	the potential incompatibility of business cultures.

If one or more of the above risks is realized, our business, results of operations or financial condition could be materially adversely affected. To the extent that we issue shares of our common stock or other rights to purchase our common stock or other equity securities in connection with any future acquisition, existing stockholder may experience dilution and our earnings per share may decrease.

In addition to the risks commonly encountered in the acquisition of a business, we may also experience risks relating to the challenges and costs of closing an acquisition transaction. These risks may be exacerbated as a result of managing multiple acquisitions at the same time.

We rely on indirect sales channels to refer clients to us and disruptions to, or our failure to establish new and maintain existing relationships with companies in, our indirect sales channels would harm our business.

Our future success is dependent upon establishing and maintaining successful relationships in our indirect sales channels, which are new channels derived from our existing strategic relationships. A significant portion of our revenues is generated by sales through our indirect sales channels and we expect indirect sales to continue to make up a significant portion of our total revenues in the future. For the three months ended March 31, 2011, approximately 28% of our revenues were generated by sales through our indirect sales channels. Accordingly, our revenues depend in large part on the referral and effective sales and lead generation activities of these indirect sales channels.

Establishing and maintaining our indirect sales channels and providing training in our service offerings and solutions to companies in our indirect sales channels requires significant time and resources. In order to develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures that support these channels, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we grow our organization. Our indirect sales channels contracts do not typically prohibit the offering of products or services that compete with ours. Our competitors may provide incentives to companies in our indirect sales channels that favor our competitors’ services and solutions or that prevent or reduce sales of our services and solutions. Companies in our indirect sales channels may choose not to offer our services and solutions exclusively or at all. Establishing relationships with companies in our indirect sales channels that have a history of selling our competitors’ services and solutions may also prove to be difficult. In addition, some companies in our indirect sales channels are also competitors. Our failure to establish and maintain successful relationships within our indirect sales channels would seriously harm our business and operating results.

We depend on a limited number of clients for a substantial portion of our revenues in any fiscal period and the loss of, or a significant shortfall in demand from, these clients could significantly harm our results of operations.

During any given fiscal period, a relatively small number of clients typically accounts for a significant percentage of our revenues. For example, for the three months ended March 31, 2011, revenues generated by sales to our top 20 clients accounted for approximately 45% of our total revenues and sales to one company in our indirect sales channels accounted for approximately 5% of our total revenues. In the past, the clients that comprised our top 20 clients have continually changed and we also have experienced significant fluctuations in individual clients’ usage of our services. In addition, our operating costs are relatively fixed in the near term. As a consequence, we may not be able to adjust our expenses in the short term to address the unanticipated loss of a large client during any particular period. As such, we may experience significant, unanticipated fluctuations in our operating results which may cause us to not meet our expectations or those of stock market analysts, which could cause our stock price to decline.

Our clients have unexpectedly terminated and in the future could unexpectedly terminate their contracts for our services.

Some of our client contracts have been, and in the future could be, cancelled by the client with limited advance notice and without significant monetary penalty. In the three months ended March 31, 2011, and in 2010, 2009, and 2008, we had one, seven, twelve and nine customers respectively, cancel contracts before the term of the contracts had expired representing approximately $497,000, $682,400, $314,000 and $2.7 million, respectively, of future revenues. A client’s unexpected termination of a contract for our services could result in a loss of expected revenues and additional expenses for staff that were allocated to that client’s project. We could be required to maintain underutilized employees who were assigned to the terminated contract, thereby reducing the overall utilization rate of our professionals. The unexpected cancellation or significant reduction in the scope of any of our large projects, or client termination of one or more recurring revenues contracts, could have a material adverse effect on our overall profitability, business, financial condition and results of operations.

Our financial results would suffer if the market for IT services and solutions does not continue to grow.

Our services and solutions are designed to address the growing markets for (i) data center strategic consulting services (including migrations, consolidations and disaster recovery), (ii) implementation services (including storage and data protection services and the implementation of virtualization solutions) and (iii) managed services (including operational support and client support). These markets are still evolving. A reduction in the demand for our services and solutions could be caused by, among other things, lack of client acceptance, weakening economic conditions, competing technologies and services or reductions in corporate spending. Our future financial results would suffer if the market for our IT services and solutions does not continue to grow.

Our financial results may be adversely impacted if we are unable to maintain favorable pricing and utilization rates and control our costs.

Our profitability is primarily based on three factors:

•	the prices for our services;
•	the utilization rate of our IT professionals; and
•	our costs.

Our gross profit margin, and therefore our profitability, is dependent on the rates we are able to recover for our services. If we are not able to maintain favorable pricing for our services, our gross profit margin and profitability may suffer. The rates we are able to recover for our services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services and solutions;
•	our competitors’ pricing policies;

•	our ability to estimate accurately, attain and sustain contract revenues, margins and cash flows over increasingly long contract periods;
•	the use by our competitors and our clients of offshore resources to provide lower-cost services;
•	the necessity of using subcontractors to the extent we are unable to hire service professionals when, and as needed, and at commercially reasonable rates; and
•	general economic conditions, including the level of corporate spending for our services.

If we are not able to maintain an appropriate utilization rate for our professionals, our profit margin and profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition professionals from completed projects to new assignments and to hire and assimilate new employees;
•	our ability to forecast demand for our services and thereby maintain an appropriate level of headcount in each of our geographies and workforces;
•	our ability to manage attrition; and
•	our need to devote time and resources to training, professional development and other non-chargeable activities.

We expect our costs to increase as a public company, based in part on an increase in legal, accounting and other expenses that we have not incurred as a private company. In addition, we expect our costs to increase as we expand our sales and marketing activities. These increased costs, considered independently or in the context of any failure to maintain our pricing and utilization rates with respect to the services we provide, could have a material adverse effect on our overall profitability, business, financial condition and results of operations.

We may lose money if we do not accurately estimate costs of fixed-price engagements.

Most of our projects are based on fixed-price, fixed-time contracts, rather than contracts in which payment to us is determined on a time and materials basis. Our pricing on these projects is highly dependent on our internal forecasts and predictions about the projects and the marketplace, which might be based on limited data and could be inaccurate. There is a risk that we will underprice our contracts or fail to estimate accurately the costs of performing the work. Our failure to estimate accurately the resources and schedule required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price, fixed-time contract was based, could make these projects less profitable or unprofitable and could have a material adverse effect on our overall profitability, business, financial condition and results of operations. We are increasingly entering into contracts for large projects that magnify this risk.

If we are unable to further penetrate our existing markets, our business prospects may be limited.

We expect that our future success will depend, in part, upon our ability to further penetrate the existing markets for data center strategic consulting, implementation and managed services. To date, we have penetrated these markets in varying degrees. Part of our strategy for expanding our share of each market involves “cross-selling” our services in one market to our existing clients and partners in a different market. Our sales strategies may not be effective in further penetrating our existing markets and such failure could limit our business prospects and results of operations.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

For the three months ended March 31, 2010 and 2011, approximately 64% and 65% of our revenues were generated by our subsidiaries located outside the United States. We have facilities and sales personnel located in the United Kingdom (U.K.), Switzerland, Israel, Turkey, Germany and Australia. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
•	the management of our relationships with channel partners outside the United States, whose sales and lead generation activities are very important to our international operations;
•	difficulties in enforcing contracts and longer payment cycles, especially in emerging markets;
•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk;
•	reduced protection for intellectual property rights in some countries; and
•	political and economic instability.

As we continue to expand our business internationally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations, reduce our international sales and negatively impact our results of operations.

If we are unable to manage our growth effectively, our revenues and profits could be adversely affected.

We have expanded our operations significantly over the past several years, increasing our total number of employees from approximately 459 at March 31, 2008 to 533 at March 31, 2011, and acquiring eleven companies in diverse geographic areas over that same time period. In addition, we have entered into a non-binding letter of intent to acquire an IT services company based in the Netherlands. We anticipate that further significant increases in employee headcount and geographic expansion will be required as we continue to grow our business. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Sustaining our growth will place significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce as well as successfully integrate our acquisitions. If we are unable to manage our growth successfully without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our revenues and profits could be adversely affected. Risks that we face in undertaking future expansion include:

•	training new personnel to become productive and generate revenues;
•	controlling expenses and investments in anticipation of expanded operations;
•	implementing and enhancing our administrative infrastructure, systems and processes;
•	addressing new markets; and
•	expanding international operations.

A failure to manage our growth effectively could materially adversely affect our ability to market and sell our services and solutions.

We may not be able to respond to rapid technological changes with new solutions and service offerings, which could have a material adverse effect on our sales and profitability.

The markets for our services and solutions are characterized by rapid technological changes, evolving client needs, frequent new service, software and product introductions and changing industry standards. The introduction of services and solutions by competitors embodying new technologies and the emergence of new industry standards could make our existing and future services and solutions obsolete and unmarketable. As a result, we may not be able to accurately predict the lifecycle of our services and solutions, and our offerings may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events occurs, our ability to retain or increase our position in the relevant markets could be adversely affected.

To be successful, we need to develop and introduce new services and solutions on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our clients. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of services and solutions that respond to technological changes or evolving industry standards, or fail to develop services and solutions that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such services and solutions on a timely basis, or at all, could have a material adverse effect on our sales and profitability.

We partner with third parties on certain complex engagements in which our performance depends upon, and may be adversely impacted by, the performance of such third parties.

Our partners frequently engage us to perform discrete IT infrastructure services within the context of broader, sophisticated projects. If our partners fail to perform their portions of the projects in a timely or satisfactory manner, the relevant client may elect to terminate the project. A termination of this type would result in our recognition of lower-than-expected future revenues, but would not impact revenues recognized to date. Additionally, we may realize lower profits if we incur additional costs due to delays or because we must assign additional personnel to complete the project and are unable to charge these additional costs to our partner. Furthermore, our relationships with our clients and our reputation generally may suffer as a result of our partners’ unsatisfactory performance.

If we do not attract and retain qualified professional staff, we may be unable to adequately perform our client projects and could be limited in accepting new client engagements.

Our business is labor intensive and our success depends on our ability to attract, retain, train and motivate highly skilled employees, including employees that become part of our organization in connection with our acquisitions. The increase in demand for data center strategic consulting, implementation and managed services has further increased the need for employees with specialized skills or significant experience in these areas. We may not be successful in attracting and retaining enough employees to achieve our desired expansion or staffing plans. Furthermore, the industry turnover rates for these types of employees are high and we may not be successful in retaining, training or motivating our employees. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to accept new client engagements. Such inability may also force us to increase our hiring of independent contractors, which may increase our costs and reduce our profitability on client engagements. We must also devote substantial managerial and financial resources to monitoring and managing our workforce. Our future success will depend on our ability to manage the levels and related costs of our workforce.

If we fail to meet our service level obligations under our service level agreements, we would be subject to penalties and could lose clients.

We have service level agreements with many of our clients under which we guarantee specified levels of service availability. These arrangements involve the risk that we may not have adequately estimated the level of service we will in fact be able to provide. If we fail to meet our service level obligations under these agreements, we would be subject to penalties, which could result in higher than expected costs, decreased revenues and decreased gross and operating margins. We could also lose clients by failing to meet our service level obligations under these agreements and our reputation generally may suffer as a result.

If we fail to offer high quality client support and services, our business would suffer.

Once our solutions and methodologies are deployed within our clients’ IT infrastructure environments, our clients rely on our support services to resolve any related issues. A high level of client support and service is important for the successful marketing and sale of our services and solutions. High quality client support and service will be of increasing importance. If we do not help our clients quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our solutions and methodologies to existing clients would suffer and our reputation with potential clients would be harmed. As we expand our sales, we will be required to hire and train additional support personnel. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. If we fail to maintain high quality client support or grow our support organization to match any future sales growth, our business will suffer.

Our executive officers and senior management are important to our client relationships and the loss of one or more senior managers could have a negative impact on our business.

We believe that our success depends in part on the continued contributions of our president and chief executive officer, Mark Shirman, and other executive officers and members of our senior management. We rely on our executive officers and senior management to generate business and execute our strategies successfully. In addition, the relationships and reputation that members of our management team have established and maintain with our clients contribute to our ability to operate a robust business. The loss of Mr. Shirman or any other executive officer or member of senior management could impair our ability to identify and secure new clients, new engagements from existing clients and otherwise manage our business.

Economic conditions, including prolonged economic downturns, could materially harm our business.

Negative trends in the general economy could cause a decrease in corporate spending on IT services and solutions in general and negatively affect the rate of growth of our business. Any reduction in corporate confidence or corporate spending in general may adversely affect demand for our services and solutions.

We face intense competition that could prevent us from increasing our revenues or could reduce our gross profit margin.

The data center strategic consulting, implementation and managed services markets are competitive, and, due in part to the forecasted growth rates in each market, we expect competition in all markets to intensify in the future. Other companies may introduce new services and solutions in the same markets we have entered or intend to enter. This competition could result in increased pricing pressure, reduced gross profit margins, increased sales and marketing expenses and stagnant or reduced market share.

Many of our current or potential competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical, sales, marketing and other resources than we have. In addition, our competitors may be able to bundle services that we do not offer together with other products or services at a combined price that is more attractive than the prices we charge for our services alone. As competitive services are introduced or new competitors enter our markets, we expect increased pricing pressure, which could have a negative impact on our revenues and on the gross margins for our services and solutions.

As our markets continue to develop and expand, we expect increased competition from both established and emerging companies, including offshore companies that benefit from lower labor costs. We also expect that some of our competitors may make acquisitions or enter into partnerships or other strategic relationships with one another in order to offer more comprehensive product and service offerings than they are able to offer individually. We believe these types of transactions will continue to occur in the future as companies attempt to strengthen or maintain their market positions in an evolving industry. The companies resulting from these transactions could significantly change the competitive landscape and adversely affect our ability to compete effectively and maintain indirect sales channels.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Our sales efforts involve educating our clients about the use and benefit of our services and solutions, including their technical capabilities and potential cost savings to an organization. Clients typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months, and may last a year or longer. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, client purchases of our services and solutions are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific client for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

If we are unable to expand our sales capabilities, we may not be able to generate increased revenues.

We must expand our sales force to generate increased revenues from clients. As of March 31, 2011 we had a team of 41 dedicated sales professionals. Our services and solutions require a sophisticated sales effort targeted at the senior management of our prospective clients. New hires require training and will take time to achieve full productivity. We cannot be certain that new hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. Failure to hire qualified sales personnel will preclude us from expanding our business and growing our revenues.

Our services and solutions involve storing and replicating mission-critical data for our clients and are highly technical in nature. If client data is lost or corrupted, our reputation and business could be harmed.

Our data center strategic consulting and implementation services involve storing and replicating mission-critical data for our clients within their data centers. The process of storing and replicating that data within their data centers is highly technical and complex. If any data is lost or corrupted in connection with the use of our services and solutions, our reputation could be seriously harmed and market acceptance of our solutions and services could suffer. In addition, our solutions have contained, and may in the future contain, undetected errors, defects or security vulnerabilities. Some errors in our solutions may only be discovered after a solution has been in use by clients. Any errors, defects or security vulnerabilities discovered in our solutions after commercial release could result in loss of revenues, loss of clients, increased service and warranty cost and diversion of attention of our management and technical personnel, any of which could significantly harm our business. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our service offerings.

Failures or interruptions of our services could materially harm our revenues, impair our ability to conduct our operations and damage relationships with our clients.

Our success depends in part on our ability to provide reliable data center strategic consulting, implementation and managed services to our clients. Our network operations are currently located in Cary, North Carolina, Marlborough, Massachusetts and London, England and are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks and similar events. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of:

•	damage to or failure of our computer software or hardware or our connections;
•	errors in the processing of data by our system;
•	computer viruses or software defects;
•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;
•	increased capacity demands or changes in systems requirements of our clients; and
•	errors by our employees or third-party service providers.

In addition, our business interruption insurance may be insufficient to compensate us for losses that may occur. Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations.

We may need additional capital in the future and it may not be available on acceptable terms.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. However, we may require additional capital in the future to fund our operations and acquisitions, finance investments in equipment or personnel, or respond to competitive pressures. We cannot assure you that additional financing will be available on terms acceptable to us. In addition, the terms of available financing may place limits on our financial and operational flexibility. If we are unable to obtain sufficient capital in the future, we may not be able to continue to meet client demand for service quality, availability and competitive pricing. We also may be forced to reduce our operations or may not be able to expand or acquire complementary businesses or be able to develop new services or otherwise respond to changing business conditions or competitive pressures.

Present economic conditions and the recent economic downturn have made the business climate more volatile and more costly. If economic conditions deteriorate further, or do not improve, it may make any necessary debt or equity financing more difficult or costly to obtain, and more dilutive to our stockholders. While we believe we have adequate capital resources and cash flows from operations to meet current working capital and capital expenditure requirements, a further economic downturn or significant increase in our expenses could require additional financing on less than attractive rates or on terms that are excessively dilutive to existing stockholders. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our stock price and our future operating results.

We have a large amount of goodwill as a result of our acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill.

As of March 31, 2011, we had goodwill of approximately $22.2 million. Goodwill represents the excess of the amount we paid in our various acquisitions over the fair value of their net assets at the date of the acquisition. We do not amortize acquired goodwill but instead we test it for impairment on an annual basis based upon a fair value approach. Testing for impairment of goodwill involves an estimation of the fair value of our net assets and involves a high degree of judgment and subjectivity. If we have an impairment to our goodwill, the amount of any impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken and could result in a decrease in the market price of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We estimate that the increase in these costs will total approximately $750,000 to $1.5 million on an annual basis. Our future financial statements will reflect the impact of these expenses, whereas our historical annual financial statements do not reflect these expenses.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. As a global services company, we conduct business in North America, Europe and the Middle East, including with governments and government agencies in these regions. Prior to the completion of this offering, we will adopt policies and procedures designed to enforce compliance with these regulations. However, we cannot assure you that we will not be subject to liability under anti-bribery laws for acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could lead to civil and criminal penalties or other sanctions that could have a material adverse effect on our overall profitability, business, financial condition and results of operations.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report, commencing in our annual report on Form 10-K for the year ending December 31, 2012, on the effectiveness of our internal controls over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. We expect the one-time costs of meeting the legal and regulatory requirements of Section 404 of the Sarbanes-Oxley Act to reach $750,000 and the ongoing annual costs of maintaining such requirements to be approximately $500,000.

Our investment portfolio may become impaired by further deterioration of the capital markets.

Our investments are intended to preserve principal while providing liquidity adequate to meet projected cash requirements. Risks of principal loss are intended to be minimized through investing primarily in money market funds, but these investments are not, in every case, guaranteed or fully insured. In light of recent changes in the credit market, some high quality short-term investment securities, similar to the types of securities that we invest in, have suffered investment losses. From time to time, we may suffer losses on our investments, which could have a material adverse impact on our operations.

The recent disruptions in the credit and financial markets have negatively affected investments generally, including money market funds. The recent global economic crisis may have a negative impact on the market values of the investments in our investment portfolio. We cannot predict future market conditions or market liquidity and there can be no assurance that the markets for these securities will not deteriorate or that the institutions that these investments are with will be able to meet their debt obligations at the time we may need to liquidate such investments or until such time as the investments mature.

Our methodologies and software solutions may infringe the intellectual property rights of third parties and may create liability for us as well as harm our reputation and client relationships.

The methodologies and software solutions we offer to clients may infringe upon the intellectual property rights of third parties and result in legal claims against our clients and us. These claims may damage our reputation, adversely impact our client relationships and create liability for us. Moreover, we generally agree in our client contracts to indemnify clients for expenses or liabilities they incur as a result of third party intellectual property infringement claims associated with our services and the resolution of these claims, irrespective of whether a court determines that our methodologies and software solutions infringed another party’s intellectual property rights, may be time-consuming, disruptive to our business and extraordinarily costly. Finally, in connection with an intellectual property infringement dispute, we may be required to cease using or developing certain intellectual property that we offer to our clients. These circumstances could adversely affect our ability to generate revenues as well as require us to incur significant expenses to develop alternative or modified services for our clients.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our proprietary technology rights, particularly the proprietary tools associated with our Transom business model. We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights or the reverse engineering of our solutions. Additionally, our business often involves the development of services and solutions for specific client engagements. While we generally retain ownership of these service methodologies and solutions, issues relating to the ownership of and rights to intellectual property developed in client engagements can be complicated and there can be no assurance that disputes will not arise that affect our ability to continue to engage in the commercial use of such intellectual property. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our services, software, methodology and other proprietary rights. Consequently, we may be unable to prevent our services, software, methodologies and other proprietary rights from being exploited abroad and efforts to prevent such exploitation could be costly. Policing the unauthorized use of our services, software, methodologies and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Additionally, we occasionally license certain of our intellectual property to partners and customers, which have the effect of diluting the proprietary nature of our intellectual property. Please see the section titled “Business–Sales and Marketing” for additional information regarding our strategic relationships.

Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. In addition, our attempts to protect our proprietary technology and intellectual property rights may be further limited due to the fact that our employees are attractive to other market participants and may leave our company with significant knowledge of our proprietary information. Consequently, others may develop services and methodologies that are similar or superior to our services and methodologies or design around our intellectual property.

Our use of open source software could impose limitations on our ability to commercialize our solutions.

We incorporate open source software into certain of our solutions. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

Our existing stockholders will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

After this offering, our existing stockholders, which will include certain executive officers, key employees and directors and their affiliates, will beneficially own approximately     % of our outstanding common stock (approximately     % if the underwriters’ option to purchase additional shares is exercised in full) and will have the ability to control all matters requiring stockholder approval, including the election of directors. As a result, our existing stockholders would have the power to prevent a change of control in our company. The interests of our existing stockholders may differ from the interests of our stockholders who purchased their shares of our common stock in this offering, and this concentration of voting power may have the effect of delaying or impeding actions that could be beneficial to you, including actions that may be supported by our board of directors. As part of the purchase agreement we executed with Dell (the Dell Purchase Agreement), we granted Dell an option to purchase 5% of our common stock calculated on a fully-diluted basis (the Dell Option) which may be exercised by Dell as soon as ten months following this offering, if the offering satisfies the contractual definition of a qualified public offering. We also issued Dell a warrant (the Dell Warrant) to purchase shares of our common stock or preferred stock which is exercisable in connection with a qualifying financing or a sale of our company and which expires upon the consummation of a qualified public offering. If Dell exercises its rights under the Dell Option and/or Dell Warrant, voting power will be further concentrated among existing stockholders. Further, Dell, Cisco and Citrix have rights of first refusal with respect to certain issuances of our new securities and notice and information rights with respect to a proposed sale of our company. Please see the section titled “Principal Stockholders” for additional information regarding the ownership of our outstanding stock by our executive officers, directors and their affiliates and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Warrants and Other Equity Rights Issued in Conjunction with Borrowings” for additional information related to the Dell Purchase Agreement, Dell Option and Dell Warrant.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we anticipate that our common stock will be approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described in this section):

•	actual or anticipated fluctuations in our results of operations;
•	variance in our financial performance from the expectations of equity research analysts;

•	conditions and trends in the markets we serve;
•	announcements of significant new services or solutions by us or our competitors;
•	additions or changes to key personnel;
•	the commencement or outcome of litigation;
•	changes in market valuation or earnings of our competitors;
•	the trading volume of our common stock;
•	future sale of our equity securities;
•	changes in the estimation of the future size and growth rate of our markets;
•	legislation or regulatory policies, practices or actions; and
•	general economic conditions.

In addition, the stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. As a result of these factors, you might be unable to resell your shares at or above the initial public offering price after this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Following the completion of this offering, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. Please see the section titled “Dividend Policy” for additional information.

Upon expiration of lock-up agreements between the underwriters and our officers, directors and holders of substantially all of our common stock, a substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.

Our officers, directors and the holders of substantially all of our common stock and securities convertible into our common stock will enter into lock-up agreements with our underwriters which prohibit the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus. The market price of our common stock could decline as a result of sales by our existing stockholders in the market after this offering and after the expiration of the lock-up period, or the perception that these sales could occur. Once a trading market develops for our common stock, and after the lock-up period expires, many of our stockholders will have an opportunity to sell their stock for the first time. These factors could also make it difficult for us to raise additional capital by selling stock. Please see the section titled “Shares Eligible for Future Sale” for additional information regarding these factors.

As a new investor, you will incur immediate and substantial dilution as a result of this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. Accordingly, if you purchase shares of our common stock at the assumed initial public offering price (the midpoint of the range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution of $             per share. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution. Please see the section titled “Dilution” for additional information.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering principally to repay our outstanding loan from Dell, for general corporate purposes, including working capital, capital expenditures, acquisitions and further development of our services and solutions, and for other debt repayment from time to time. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield any return on the investment and use of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

Anti-takeover provisions in our certificate of incorporation and bylaws and in Delaware law could prevent or delay a change in control of our company.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. For more information, please see the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law.” In addition, our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and bylaws, which will be in effect as of the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;
•	do not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors;
•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;
•	provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;
•	limit who may call special meetings of stockholders;
•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and
•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

For information regarding these and other provisions, please see the section titled “Description of Capital Stock.”

We have contractual obligations that could prevent or delay a change in control of our company.

In November 2008, we entered into a securities purchase agreement with Dell and Cisco and an amendment to the Dell Purchase Agreement which together contain provisions requiring us to notify Cisco and Dell in the event that we receive a bona fide proposal for a merger, sale of substantially all of our assets, sale or redemption of our shares or similar transaction that results in a change of control of our company. In December 2010, we entered into a similar agreement with Citrix Systems Inc. (Citrix). For a period of ten days following receipt of our notification, each of Citrix, Cisco and Dell has the right to submit a proposal to acquire us or to enter into a similar change of control transaction and, if requested, we are required to provide them with information regarding the proposed change of control transaction. Until the expiration of the ten day period, we are required to refrain from entering into any action or arrangement which would limit or restrict our ability to provide information to, negotiate with, receive, accept or approve a proposal from, or otherwise complete an acquisition or change of control transaction with Citrix, Cisco or Dell. In addition, in connection with our March 2011 extension and term sheet for a further extension to September 16, 2011 of the convertible promissory note issued to Dell, we granted and will grant a right of first refusal and a right of last refusal for any potential acquisition. By limiting our ability to negotiate and complete transactions with potential acquirers or purchasers other than Citrix, Cisco or Dell, these restrictions may discourage, delay or prevent a change in control. In addition, most of our debt obligations include repayment or default provisions that are triggered upon a change of control, which could prevent or delay a change in control of our company.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

Completion of this offering may limit our ability to use our net operating loss carryforwards.

As of March 31, 2011, we had substantial federal and state net operating loss carryforwards along with certain foreign net operating loss carryforwards. Under the provisions of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of our net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We believe that, as a result of this offering, it is possible that a change in our ownership might be deemed to have occurred. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year will be significantly limited under these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, we identify forward-looking statements by terms such as “may,” “will,” “likely,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “would,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications. While we believe that each of these publications is reliable, we have not independently verified market data and other statistical information from third-party sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. None of the independent industry publications referred to in this prospectus were prepared on our behalf or at our expense. Some of the independent industry publications referred to in this prospectus are copyrighted and, in such circumstances, we have obtained permission from the copyright owners to refer to such information in this prospectus.

In particular, the reports (the Gartner Reports) issued by Gartner Inc. (Gartner) described in this prospectus represent data, research, opinions or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, and are not representations of fact. We have been advised by Gartner that each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

The discussion above does not, in any manner, disclaim our responsibilities with respect to the disclosures contained in this prospectus.

Please see the endnotes set forth in the section titled “Business” for a reference to the sources for the industry and market data and other statistical information used throughout this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use these net proceeds for working capital and other general corporate purposes, including the expansion of our current business through acquisitions of complementary or strategic businesses, products or technologies, the enhancement of our existing services and solutions and the hiring of additional personnel to increase our development, sales and marketing activities. The amount and timing of the use of the net proceeds for the enumerated purposes will depend on market conditions and opportunities. We also intend to use approximately $33.2 million (principal and accrued interest at March 31, 2011) of the net proceeds from this offering to repay our loan from Dell Products L.P. (Dell) along with related accrued interest and extension fees. A description of the Dell loan is included in Note 9 to our Consolidated Financial Statements. The Dell loan has the following terms:

• Principal at March 31, 2011:	$32.8 million (due in full June 2011).

• Interest Rate:

10% per annum March 2008 – February 2011; 18% per annum March 2011 – June 2011 (no payments until maturity); $7.8 million accrued interest converted into principal per the terms of the extension dated March 6, 2011.

• Maturity Date:	June 2011.

We issued Dell a convertible promissory note that is currently outstanding and under which we owe Dell approximately $35 million in total payments. Dell has extended the maturity date on the note through June 17, 2011. We have agreed to a non-binding summary of terms to provide a further extension through September 16, 2011. Per the terms of the agreement, we will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. Subject to the approval of our senior lenders, we have agreed to repay the note in full upon the consummation of this offering and to provide Dell with certain rights of refusal in the event we receive an acquisition proposal prior to payment in full of the note.

The amount and timing of our debt repayment will depend on numerous factors, including the cash used or generated in our operations and the cash on hand or used for acquisitions. As a result, except as described above, we cannot estimate the amount of the net proceeds that will be used for debt repayment and we have not otherwise allocated any minimum portion or specific amount of the proceeds to possible debt repayment.

As discussed below in the section titled “Business—Our Growth Strategy,” we have entered into a non-binding letter of intent to acquire an IT services company based in the Netherlands. If we complete the transaction according to the terms contained in the letter of intent, we would use approximately $10.2 million of the net proceeds of this offering to pay the cash portion of the consideration for the acquisition.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short and medium-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on capital stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends after the offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors, subject to compliance with certain covenants under our loans, which restrict or limit our ability to declare or pay dividends, and will depend on our future earnings, financial condition, results of operations, capital requirements, general business conditions, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The table below sets forth the following information:

•	our actual capitalization, including our debt and preferred and common stock warrant liability, as of March 31, 2011;
•

our pro forma capitalization after giving effect to the conversion, upon completion of this offering, of all outstanding shares of preferred stock into common stock and all outstanding warrants to purchase preferred stock into warrants to purchase common stock; and

•

our pro forma capitalization as adjusted to reflect the receipt of the estimated net proceeds from our sale of              shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, the filing of an amended and restated certificate of incorporation after the closing of this offering.

	As of March 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and par value data)
Preferred and common stock warrant liability	$3,170	$2,043	$
Long-term debt, including current portion	51,254	51,254
Due to employees and shareholders	493	493

Series A Preferred Stock, $0.001 par value, 3,360,000 shares authorized, 3,360,000 shares issued and outstanding actual; 3,360,000 shares authorized, no shares outstanding pro forma and pro forma as adjusted	2,676	—

Series B Preferred Stock, $0.001 par value, 10,658,017 shares authorized, 10,642,815 shares issued and outstanding actual; 10,658,017 shares authorized, no shares outstanding pro forma and pro forma as adjusted	11,973	—

Series C Preferred Stock, $0.001 par value; 8,717,647 shares authorized, 8,364,707 shares issued and outstanding actual; 8,717,647 shares authorized, no shares outstanding pro forma and pro forma as adjusted	10,337	—

Series D Preferred Stock, $0.001 par value; 17,511,727 shares authorized, 15,918,949 shares issued and outstanding actual; 17,511,727 shares authorized, no shares outstanding pro forma and pro forma as adjusted	51,503	—

Series E Preferred Stock, $0.001 par value, 4,805,815 shares authorized, 4,493,245 shares issued and outstanding actual; 4,805,815 shares authorized, no shares outstanding pro forma and pro forma as adjusted	14,133	—

Series F Preferred Stock, $0.001 par value, 33,591,913 shares authorized, 5,441,176 shares issued and outstanding actual; 33,591,913 shares authorized, no shares outstanding pro forma and pro forma as adjusted	16,165	—

Total redeemable convertible preferred stock	106,787	—

Stockholders’ (deficit) equity:
Series 1 Convertible Preferred Stock, $0.001 par value, 6,000,000 shares authorized, 4,208,787 shares issued; 6,000,000 shares authorized, no shares outstanding pro forma and pro forma as adjusted	347	—
Common stock, $0.001 par value, 125,500,000 shares authorized, 17,019,160 shares issued; 125,500,000 shares authorized, 69,448,838 issued pro forma and [ ] shares outstanding pro forma as adjusted.	17	69
Additional paid-in capital	25,085	133,294
Contingent shares issuable	313	313
Accumulated other comprehensive income	2,898	2,898
Accumulated deficit	(151,836)	(151,836)

Total stockholders’ (deficit) equity	(123,176)	(15,262)

Total capitalization	$38,528	$38,528	$

This table excludes, as of March 31, 2011, the following:

•	11,536,551 shares of our common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $1.02 per share;
•	2,427,697 shares of our common stock available for future issuance under our stock-based compensation plans;
•	7,042,256 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.62 per share;
•	up to 653,748 unvested restricted shares of common stock issued or issuable in conjunction with our acquisitions;
•

shares of our common stock issuable to Dell upon the exercise by Dell of a warrant to purchase shares of our common stock or preferred stock which is exercisable in connection with a qualifying financing or sale of our company and which expires upon the consummation of a qualified public offering;

•

shares of our common stock representing 5% of our fully diluted common stock issuable to Dell upon exercise of an option to purchase such shares as early as ten months after a qualified public offering;

•

up to 1,565,108 million shares of common stock issuable upon the assumed closing of the acquisition of the IT services company based in the Netherlands. See the section titled “Business—Our Growth Strategy”;

•	shares issuable upon conversion of the unsecured promissory notes issued in June and October 2010 and warrants issued or issuable in connection therewith; and
•	shares of our common stock issuable to Dell upon the exercise by Dell of a warrant to purchase shares of our common stock which becomes exercisable upon completion of this offering.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Warrants and Other Equity Rights Issued in Conjunction with Borrowings” for more information regarding the convertible note, option and warrant issued to Dell and the unsecured promissory notes and warrants issued in 2010.

Please see “Management—Employee Benefit Plans,” and Note 12 to our consolidated financial statements for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of March 31, 2011 was approximately $(48.8) million, or approximately $(0.71) per share. Pro forma net tangible book value per share represents the amount of total tangible assets minus our total liabilities, divided by 69,448,838 shares of common stock outstanding, after giving effect to the conversion, upon completion of this offering, of all outstanding preferred stock into common stock and all outstanding warrants to purchase preferred stock into warrants to purchase common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of March 31, 2011 would have been approximately $             million or approximately $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be approximately $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be approximately $             per share and the dilution to new investors purchasing shares in this offering would be approximately $             per share.

The table below presents on a pro forma basis as of March 31, 2011, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering and all outstanding warrants to purchase preferred stock into warrants to purchase common stock the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	69,448,838		%	$96,310,205		%	$1.39
New stockholders
Totals			%		100.0%

The table above does not include shares issuable to Dell Products L.P. (Dell) upon the exercise by Dell of a warrant to purchase shares of our common stock or preferred stock (the Dell Warrant) which is exercisable in connection with a qualifying financing or sale of our company and which expires upon the consummation of a qualified public offering. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Warrants and Other Equity Rights Issued in Conjunction with Borrowings” for more information regarding the Dell Warrant.

As of March 31, 2011, there were options outstanding to purchase a total of 11,536,551 shares of our common stock at a weighted average exercise price of $1.02 per share. In addition, as of March 31, 2011, there were warrants outstanding to purchase 2,464,129 shares of common stock at a weighted average exercise price of $2.86 per share, and warrants outstanding to purchase 4,578,127 shares of preferred stock at a weighted average exercise price of

$2.49 per share which will convert into the right to purchase 4,578,127 shares of common stock upon the completion of the offering. The number of shares subject to outstanding warrants and the average warrant exercise price do not include the Dell Warrant. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, please see Note 12 of the notes to our consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for 2008, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years 2006 and 2007, and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements and related notes not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2010 and 2011 have been derived from our unaudited financial statements and related notes which are included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The following selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008 (1)	2009	2010	2010	2011 (2)
						(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Revenues	$37,808	$61,241	$85,058	$89,545	$98,938	$22,941	$29,826
Cost of revenues	29,279	45,140	65,346	63,934	76,872	18,865	22,386

Gross profit	8,529	16,101	19,712	25,611	22,066	4,076	7,440
Research and development expenses	—	146	1,050	667	1,214	257	286
Selling and marketing expenses	10,906	15,313	19,056	15,299	18,940	4,984	4,811
General and administrative expenses	7,058	9,421	15,419	9,951	14,398	3,584	3,906
Amortization of intangible assets	1,165	2,260	2,771	2,535	2,853	733	727

Loss from operations	(10,600)	(11,039)	(18,584)	(2,841)	(15,339)	(5,482)	(2,290)
Interest and other income (expense), net	393	(3,298)	(4,481)	(4,473)	(5,028)	(3,408)	(3,014)

Loss before income taxes and cumulative effect of change in accounting principle	(10,207)	(14,337)	(23,065)	(7,314)	(20,367)	(8,890)	(5,304)
Provision (benefit) for income taxes	—	(485)	240	78	232	(12)	56

Loss before cumulative effect of change in accounting principle	(10,207)	(13,852)	(23,305)	(7,392)	(20,599)	(8,878)	(5,360)
Cumulative effect of change in accounting principle	558	—	—	—	—	—	—

Net loss	(9,649)	(13,852)	(23,305)	(7,392)	(20,599)	(8,878)	(5,360)

Dividends and accretion on preferred stock	(3,482)	(4,310)	(4,821)	(5,360)	(5,325)	(1,315)	(1,229)

Net loss to common stockholders	$(13,131)	$(18,162)	$(28,126)	$(12,752)	$(25,924)	$(10,193)	$(6,589)

Net loss per share to common stockholders	$(2.21)	$(1.79)	$(2.13)	$(0.95)	$(1.59)	$(0.63)	$(0.40)

Weighted average number of shares outstanding (basic and diluted)	5,955	10,160	13,193	13,399	16,282	16,211	16,466

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,735	$5,948	$12,509	$7,587	$11,860	$7,469	$6,632
Total assets	18,072	69,492	79,330	86,199	98,735	87,928	95,584
Total long term debt, including current portion	5,695	19,305	37,168	36,297	46,343	40,201	51,747
Redeemable convertible preferred stock warrant liability	993	4,483	3,706	3,558	1,446	4,224	3,170
Total redeemable convertible preferred stock	54,680	74,617	89,087	94,493	105,559	95,808	106,787
Total stockholders’ deficit	(54,523)	(62,511)	(88,765)	(95,987)	(118,290)	(104,756)	(123,176)

(1)	Operating results in 2008 reflect the full effect of significant business acquisitions completed in 2007. See note 6 to the accompanying consolidated financial statements.
(2)	On January 1, 2011, we adopted Accounting Standards Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). Our adoption of ASU 2009-13 had a material impact on our results for the three months ended March 31, 2011. The following table presents our results for the three months ended March 31, 2011 as reported and as if we did not adopt ASU 2009-13. This information is presented to allow comparability between our results for the three months ended March 31, 2010 and 2011.

	Three Months Ended March 31, 2011
	As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
Service revenues	$26,451	$26,390
Product revenues	3,375	1,398

Total revenues	29,826	27,788
Cost of services revenues	20,004	19,911
Cost of product revenues	2,382	815

Total cost of revenues	22,386	20,726
Gross profit	7,440	7,052
Operating loss	(2,290)	(2,668)
Net loss to common shareholder	$(6,589)	$(6,967)

Basic and diluted net loss to common shareholder	$(0.40)	$(0.42)

EBITDA	$(1,502)	$(1,880)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a global provider of information technology (IT) consulting, implementation and managed services focused in the data center. We believe cloud computing, virtualization, the increasing demand for data storage, backup and disaster recovery, and a growing number of government and industry regulations, among other things, are driving a major shift in data center architecture and IT infrastructure. In addition, the increasing demand for energy and computing power in outdated data centers, ongoing data growth and constrained data center budgets are creating a demand for services to help companies adopt, integrate and manage new technologies and capabilities. Our vendor independent services help our clients address inefficiencies in their data center environment and help them fill the gap between their current capabilities and those needed to support these new and emerging data center architectures and technologies.

We deliver IT services through Transom, our unique business model consisting of software tools, methodologies and subject matter expertise, each developed over the course of thousands of client engagements. Transom standardizes our global offerings into high quality services we can deliver in a consistent manner to our clients.

Founded in 2001, we initially focused on storage and data protection consulting services. In response to client demand, we expanded our breadth of services to include managed services and added expertise and services in cloud computing, virtualization, disaster recovery and security. From our inception through 2005, we made six acquisitions. These acquisitions accelerated our expansion into international markets, our development of proprietary tools and our entrance into managed services.

In 2007, 2008 and 2009 we grew our revenues, capabilities, service offerings and international presence through additional strategic acquisitions and partnerships. These acquisitions added data center consolidation and migration expertise, virtualization technology skills and expanded our managed services capabilities. Both acquisitions and partnerships have expanded our market opportunities in existing and new geographies, including our presence in Europe and the United States, as well as facilitated expansion into Israel and Turkey to serve the Middle East markets.

We have identified several key trends in our business that have contributed to the growth potential in our revenues and margins:

•	expansion of our managed services offerings;
•	further integration of our tools and intellectual property (IP) into our service offerings;
•	expanding the size and scope of our projects;
•	expansion of services provided in our global accounts; and
•	increased volume of opportunities from indirect sales channels.

By expanding our managed services offerings, we are able to sell a broader range of managed services into new and existing customer accounts. The growth in managed services allows us to realize the investments made in people, process and intellectual property. We anticipate growth in this recurring revenue model as we develop additional service offerings and look to acquire businesses that bring more intellectual property as well as a new geographical market into our portfolio.

Our services are scalable and cost efficient because of our IP. Over the past three years, we have focused on internally cultivating and acquiring software tools and proprietary methodologies to enhance our services. Our tools and methodologies are an intrinsic part of our service offerings and provide our customers with predictability and visibility into their IT environments through reports and monitoring, self-service portals and modeling capabilities. We gain efficiency and cost savings by deploying tools and processes that decrease the need for our consultants to spend extra man-hours creating and delivering reports and models. We will continue to grow our breadth of software tools and proprietary methodologies through focused research and development, by encouraging and supporting our consultants in pursuing new ideas and through future acquisitions. We look to acquire companies that already have IP that is complementary to our services and our customers’ needs.

The leverage we get with our IP is a significant differentiator in the market. Our IP not only drives revenue growth, but also enables standardization of delivery and efficiency. In general, our IP falls into two categories. The first category is comprised of the pre-sales tools and methodologies that allow the end customer to understand the benefits of our services and the second category includes the tools and methodologies that are used in the implementation of those services. As a result, partners and customers are increasingly finding that the value of our IP is maximized when used in conjunction with our services.

Since 2007, we have focused on optimizing our go-to-market strategies by installing a new inside sales team in the U.S. and the U.K. to support lead generation, increasing sales training globally for our direct sales team and growing our indirect channels with strategic relationships. By working with companies such as Dell, Cisco, IBM, HP, Cable & Wireless Worldwide, Citrix and Bull, we reach new customers who have not had prior experience with our Company and expand our reach into new geographies. These partners not only leverage our IP, but also sell our services as part of their own services portfolio, thereby bringing our tools, methodologies and consultants into their customer accounts. We anticipate establishing more indirect sales relationships with other technology vendors over the next few years.

We have focused on taking new services to market. New services are developed both internally, through our customer experiences and identification of market opportunities, as well as through our acquisitions, which have also expanded our geographical reach. Over the past three years, we have expanded our managed services offerings to include database, virtual server and security services, and we have grown our consulting service offerings to include cloud computing virtualization (server and desktop), security and archiving. In addition, we have extended our ability to service customers globally by adding offices in Israel, Turkey, Australia, Switzerland and Germany. These efforts have allowed us to sell more services into our existing customer base, which deepens those customer relationships and also optimizes our cost of sales with those accounts. We anticipate continuing to expand our service offerings into new and growing service areas, such as cloud computing and virtualization, as well as continuing to expand into new geographical markets through acquisition.

Impact of foreign currency translation on reported results and use of the constant currency method

We have significant operations outside of the U.S. and generate revenues and incur expenses in currencies other than the U.S. dollar. During 2009, the exchange rates between our foreign subsidiaries’ functional currencies and the U.S. dollar fluctuated significantly and had a significant impact on our consolidated financial results reported in U.S. dollars. For purposes of comparability with 2008 results, we have included a Constant Currency Method analysis in which we have translated the results of operations for 2009 at the same exchange rates used to translate the reported operating results for 2008 (i.e., the average exchange rates for 2008). We have included this analysis and related commentary because we believe that it provides a more meaningful analysis of our underlying business trends during periods of significant exchange rate fluctuations. However, the Constant Currency Method is not meant to replace or supersede the comparison of our operating results translated using actual exchange rates in accordance with U.S. GAAP. The table below sets forth the reconciliation of our reported results of operations and the results of operations calculated using the Constant Currency Method for 2009 (in thousands):

	Year Ended December 31, 2009
	As Reported	Constant Currency	Impact of Currency
Revenues
Services	$87,489	$93,766	$6,277
Product	2,056	2,269	213

Total Revenue	$89,545	$96,035	$6,490

Gross profit
Services	24,823	26,614	1,791
Product	788	897	109

Total gross profit	$25,611	$27,511	$1,900

Operating expenses:
Research and development expenses	667	863	196
Selling and marketing expenses	15,299	17,510	2,211
General and administrative expenses	9,951	10,473	522
Amortization of intangible assets	2,535	2,728	193

Total operating expenses	$28,452	$31,574	$3,122

Interest expense	$(5,509)	$(5,528)	$(19)

Other income (expense), net	$1,036	$1,133	$97

Provision for income taxes	$78	$78	$—

The impact of foreign currency translation did not have a significant impact on other periods presented.

Impact of new accounting standards

On January 1, 2011, we adopted Accounting Standards Codification (“ASC”) 605-25—Revenue Recognition—Multiple Element arrangements (“ASC 605-25”). Prior to our adoption of ASC 605-25, we recognized multiple element revenue arrangements as one unit of accounting over the longest service period. The multiple element revenue arrangements that will be impacted by our adoption of ASC 605-25 are our arrangements where we sell third party products with our managed services. Under ASC 605-25, we recognize the different elements of the multiple element arrangement as separate units of accounting based on their relative fair values. This will result in our recognition of revenue, and related costs, related to third party products as product revenue and cost upon the products being functional in the customers’ environment, while the services component of the multiple element arrangements will continue to be recognized as services revenue and related cost during the period in which the service is delivered. Under ASC 605-25, we will continue to recognize revenue from multiple element arrangements from periods prior to January 1, 2011 as services revenue and cost through the applicable service period.

As a result of our adoption of ASC 605-25 and ASU 2009-13, we expect our third party product revenue to increase and our managed service revenue to decrease over time as the deferred revenue related to third party products is recognized and not replaced. The following table details the impact our adoption of ASC 605-25 and ASU 2009-13 had on our results for the three months ended March 31, 2011.

	Three Months Ended March 31, 2011
	As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
Service revenues	$26,451	$26,390
Product revenues	3,375	1,398

Total revenues	29,826	27,788
Cost of services revenues	20,004	19,911
Cost of product revenues	2,382	815

Total cost of revenues	22,386	20,726
Gross profit	7,440	7,052
Operating loss	(2,290)	(2,668)
Net loss to common shareholder	$(6,589)	$(6,967)

Basic and diluted net loss to common shareholder	$(0.40)	$(0.42)

Results of Operations

Revenues

	Year Ended December 31,			Year Ended December 31,			Three Months Ended March 31,
	2008	2009	% Change	2009	2010	% Change	2010	2011	% Change
	(dollars in thousands)
Revenues
Services	$82,998	$87,489	5%	$87,489	$94,919	8%	$21,256	$26,451	24%
Product	2,060	2,056	—	2,056	4,019	95%	1,685	3,375	100%

Total revenues	$85,058	$89,545	5%	$89,545	$98,938	10%	$22,941	$29,826	30%

Our revenues consist of services and product revenues. Services revenues consist of consulting services and managed services. Managed services consist of infrastructure operations services (IOS) and multi-element contracts. Consulting services typically have a delivery cycle of less than a year and managed services typically have a delivery cycle of one to three years. Consulting services contracts can be fixed fee or time and materials-based and managed services contracts are fixed fee. We sell consulting services and managed services in all of the geographies in which we operate. Multi-element contracts contain the resale of third-party software and/or hardware with consulting services, IOS services or both. The consulting services included in the multi-element arrangements can be fixed fee or time and material. Our Israeli, Turkish, German and Swiss subsidiaries sell multi-element service contracts in the geographies in which they operate. Only our Swiss subsidiary sells maintenance contracts on our software in the geographies in which it operates. Product revenues consist of the sale of perpetual license of our intellectual property (IP) and our own software products, and the resale of third party software and/or hardware. We have licensed our IP in the U.S. and where our U.K. subsidiary operates. Our Israeli, Turkish, German and Swiss subsidiaries resell third party software and/or hardware. We are primarily focused on generating services revenues.

Vendor independence is one of our key business differentiators. After we make an acquisition, part of our integration plan is to transition product sales resulting from the resale of third party equipment and/or software out to a partner. Product sales resulting from the resale of third party equipment in 2008, 2009, and 2010 were a result of revenues generated from our Israeli and Swiss subsidiaries. After becoming part of our organization in March 2007, our Israeli subsidiary has seen an increase in services work performed without a product component.

Service revenues increased by $5.2 million or 24% to $26.5 million for the three months ended March 31, 2011 from $21.3 million for the same period in 2010. Consulting services revenues increased by $1.6 million or 14% to $13.0 million for the three months ended March 31, 2011 from $11.4 million for the same period in 2010 and managed services revenues increased by $3.6 million or 37% to $13.5 million for the three months ended March 31, 2011 from $9.8 million for the same period in 2010. The increase in our consulting services revenue for the three months ended March 31, 2011 as compared to the same period in 2010 is the result of an increase in our consulting revenue in our UK subsidiary. The increase in our managed services revenue is the result of our accelerated recognition of $845,000 of deferred revenue related to the early termination of a contract and organic growth of our managed service offerings. In the three months ended March 31, 2011 we had no one customer who represented greater than 10% of our total revenue.

Service revenues increased by $7.4 million or 8% to $94.9 million for 2010 from $87.5 million for 2009. Consulting services revenues increased by $15.6 million or 45% to $50.1 million for 2010 from $34.5 million in 2009 and managed services revenues decreased by $8.1 million or 15% to $44.8 million for 2010 from $53.0 million for 2009. The increase in our consulting services revenue for 2010 as compared to 2009 is the result of a $13.1 million of increased consulting service revenue from our US, UK and Middle East companies combined with a $2.4 million increase resulting from the full year impact in 2010 of our fourth quarter 2009 Swiss acquisition. The decrease in our managed services revenue is the result of a decrease in managed service revenue from our US, UK and Middle East companies partially offset with a $7.3 million increase resulting from the full year impact in 2010 of our fourth quarter 2009 Swiss acquisition. Approximately $15.5 million of the decrease in our managed services in 2010 as compared to 2009 resulted from the loss of two customers who were acquired.

Services revenues increased by $4.5 million or 5% to $87.5 million for 2009 from $83.0 million for 2008. Consulting services revenues decreased by $2.5 million or 7% to $34.5 million for 2009 from $37.0 million for 2008 and managed services revenues increased $7.0 million or 15% to $53.0 million for 2009 from $46.0 million for 2008. In the fourth quarter of 2009, we recognized approximately $1.4 million of deferred managed services revenue related to the early termination of one of our managed services customers. The decrease in our consulting services revenue for 2009 as compared to 2008 is a result of a lower spend by our existing and new customers as a result of general economic conditions in 2009. We believe that our customers delayed certain projects due to the general economic conditions and uncertainties in 2009. The increase in our managed services revenue for 2009 as compared to 2008 is a result of increased IOS revenue sold into our existing customer base, the attainment of new customers and $1.4 million of accelerated recognition of previously deferred revenue resulting from a customer cancellation, which is not expected to recur. Our managed services revenue is less impacted by general economic conditions because its subscription based model results in customers signing longer term contracts for recurring services. In 2009, we had one client that represented 17% of our total revenues. Our 2009 acquisitions did not have a significant impact on our services revenues. Using the Constant Currency Method, services revenues increased by $10.8 million or 13% to $93.8 million for 2009 from $83.0 million for 2008. Consulting services revenues increased by $1.2 million or 3% to $38.2 million for 2009 from $37.0 million for 2008 and managed services revenues increased $9.6 million or 21% to $55.6 million for 2009 from $46.0 million for 2008.

Product revenue increased by $1.7 million or 100% to $3.4 million for the three months ended March 31, 2011 from $1.7 for the same period in 2010. The increase in product revenue is principally the result of our adoption of ASC 605-25.

Product revenue increased by $2.0 million or 95% to $4.0 million for 2010 from $2.1 million for 2009. Of this increase, $3.3 million relates to the full year impact of our fourth quarter 2009 Swiss acquisition. Excluding the impact of our fourth quarter 2009 Swiss acquisition, product revenue would have decreased by $1.3 million.

Product revenues remained essentially unchanged at $2.1 million for 2009 from $2.1 million for 2008. We did not have product sales in the U.S. In 2009, we started transitioning our Israeli and Turkish entities away from product sales. Using the Constant Currency Method, product revenues increased by $200,000 or 10% to $2.3 million for 2009 from $2.1 million for 2008.

Cost of Revenues and Gross Profit

Cost of revenues includes all costs related to the delivery of our services and consists primarily of salaries and benefits of our consultants, billable and non-billable travel and entertainment, third party contractors, third party products and services and facility related expenses. Our managed services business is performed onsite and offsite, but using client-owned assets. Our investments in this area are primarily staff, our software tools and basic monitoring equipment.

	Year Ended December 31,			Year Ended December 31,			Three Months Ended March 31,
	2008	2009	% Change	2009	2010	% Change	2010	2011	% Change
	(dollars in thousands)
Gross profit
Services	$19,283	$24,823	29%	$24,823	$21,125	(15)%	$3,589	$6,447	80%
Product	429	788	84%	788	941	19%	487	993	104%

Total gross profit	$19,712	$25,611	30%	$25,611	22,066	(14)%	$4,076	$7,440	83%

Gross margin
Services	23%	28%		28%	22%		17%	24%
Product	21%	38%		38%	23%		29%	29%

Total gross margin	23%	29%		29%	22%		18%	25%

Total gross margin increased 7 points to 25% for three months ended March 31, 2011 from 18% for the same period in 2010. Services gross margin increased 7 points to 24% for the three months ended March 31, 2011 from 17% for the same period in 2010. The increase in services gross margin is the result of an increased managed service revenue which allows us to spread our fixed delivery cost structure over a larger revenue base, the accelerated recognition of $845,000 of deferred revenue related to the early termination of a contract, and the reduced impact of low margin contracts acquired with our 2009 fourth quarter acquisition.

Total gross margin decreased 7 points to 22% for 2010 from 29% for 2009. Services gross margin decreased 6 points to 22% for 2010 from 28% for 2009. The decrease in services gross margin is a result of decreased managed services revenues which reduces our ability to spread our fixed costs over a larger revenue base.

Total gross margin increased 6 points to 29% for 2009 from 23% for 2008. Services gross margin increased 5 points to 28% for 2009 from 23% in 2008. The increase in our service gross margins in 2009 as compared to 2008 is a result of (i) our increased utilization rates in 2009; (ii) increased managed service revenues and (iii) the consolidation of our two service operation centers into one in the U.S. The increased managed services revenues allows us to spread our fixed delivery cost structure over a larger revenue base. The change in the exchange rates for 2009 from 2008 did not have a material impact on our 2009 gross profit.

Operating Expenses

	Year Ended December 31,			Year Ended December 31,			Three Months Ended March 31,
	2008	2009	% Change	2009	2010	% Change	2010	2011	% Change
	(dollars in thousands)
Operating expenses:
Research and development expenses	$1,050	$667	(36)%	$667	$1,214	82%	$257	$286	11%
Selling and marketing expenses	19,056	15,299	(20)%	15,299	18,940	24%	4,984	4,811	(3)%
General and administrative expenses	15,419	9,951	(35)%	9,951	14,398	45%	3,584	3,906	9%
Amortization of intangible assets	2,771	2,535	(9)%	2,535	2,853	13%	733	727	(1)%

Total operating expenses	$38,296	$28,452	(26)%	$28,452	$37,405	31%	$9,558	$9,730	2%

Research and Development

Research and development expenses are attributable to our 2007 acquisition of Integrity Systems Ltd., the newly formed research and development group in our U.K. subsidiary in 2008 and the acquisition of our Switzerland subsidiary in late 2009. The research and development efforts relate to the integration of newly acquired tools into our standard services offerings and continued development of the software and proprietary methodologies used in the delivery of our consulting and managed services. These expenses consist primarily of salaries and benefits of our development personnel, third party consultants and third party software and equipment costs.

Research and development expenses increased $29,000 or 11% to $286,000 for the three months ended March 31, 2011 from $257,000 for the same period in 2010 and remained flat as a percentage of revenue at approximately 1%. The increase was predominately related to an increase in subcontractor expense. We expect research and development costs to increase in absolute dollars, but decrease as a percentage of revenue.

Research and development expenses increased $547,000 or 82% to $1.2 million for 2010 from $667,000 for 2009 and remained flat as a percentage of revenue at approximately 1%. Of this increase, $505,000 relates to the full year impact of our fourth quarter 2009 Swiss acquisition. The increase in research and development not including our fourth quarter 2009 Swiss acquisition consists of a $97,000 increase in salaries, bonuses, benefits and stock based compensation expenses and a $14,000 increase in miscellaneous expenses partially offset by a $38,000 decrease in subcontractor expenses, a $23,000 decrease in IT expenses and a $21,000 decrease in travel and entertainment expenses.

Research and development expenses decreased $383,000 or 36% to $667,000 for 2009 from $1.1 million for 2008 and remained flat as a percentages of revenues at approximately 1%. This decrease is due to the consolidation of our research and development functions resulting from the completion of the initial integration and upgrade of acquired tools and IP. The decrease consists of a $184,000 decrease in salaries, bonuses, benefits and stock-based compensation expenses, a $117,000 decrease in subcontractors expenses, a $51,000 decrease in facilities expenses, a $15,000 decrease in travel and entertainment expenses and a $16,000 decrease in miscellaneous expenses. Using the Constant Currency Method, research and development expenses decreased $187,000 or 17% to $863,000 for 2009 from $1.1 million for 2008.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries with related benefits, commissions and marketing expenses such as advertising, product literature and trade show costs.

Sales and marketing consist of three key components:

•	Direct Sales—regionally based sales representatives who call primarily on named accounts in their region;
•	Indirect Sales—sales representatives who focus on creating channel relationships in specific geographies and domain competencies; and
•	Marketing—personnel who manage lead generation, collateral material development, and press and analyst relations.

Sales commissions are paid regardless of whether the opportunity is closed directly or through a channel partner. As our offerings have become more robust and project sizes have grown, sales representatives have become more productive with respect to the revenues they can produce.

Sales and marketing expenses decreased $172,000 or 3% to $4.8 million for the three months ended March 31, 2011 from $5.0 million for the same period in 2010 and decreased as a percentage of revenue to 16% for the three months ended March 31, 2011 from 22% for the same period in 2010. The decrease in sales and marketing expenses consists of a $471,000 decrease in salaries, bonuses, benefits and stock-based compensation expenses, a $69,000 decrease in marketing events and collateral expenses, a $52,000 decrease in travel and entertainment expenses and a $33,000 decrease in miscellaneous expenses partially offset by a $400,000 increase in commission expenses and a $51,000 increase in recruiting costs. We expect sales and marketing expenses to increase in absolute dollar value, but decrease as a percentage of revenue.

Sales and marketing expenses increased $3.6 million or 24% to $18.9 million for 2010 from $15.3 million for 2009 and increased as a percentage of revenue to 19% for 2010 from 17% in 2009. Of this increase, $2.1 million relates to the full year impact of our fourth quarter 2009 Swiss acquisition. The increase in sales and marketing expenses not including our fourth quarter 2009 Swiss acquisition consists of a $1.1 million increase in salaries, bonuses, benefits and stock-based compensation expenses, a $667,000 increase in commission expense, a $291,000 decrease in third party reimbursement of sales expense, a $224,000 increase in marketing events and collateral expenses, partially offset by a $459,000 decrease in outside consultants, a $53,000 decrease in travel and entertainment expenses and a $415,000 decrease in miscellaneous expenses. The 2010 increase in salaries, bonuses, benefits and stock-based compensation expenses represents our investment in direct sales, partner sales and sales support functions.

Sales and marketing expenses decreased $3.8 million or 20% to $15.3 million for 2009 from $19.1 million for 2008 and decreased as a percentage of revenues to 17% for 2009 from 22% in 2008. This decrease consists of a $2.0 million decrease in salaries, bonuses, and benefits, a $853,000 decrease in stock-based compensation expenses, a $482,000 decrease in commission expenses, a $374,000 decrease in marketing events and collateral expenses, a $315,000 decrease in travel and entertainment expenses, $205,000 decrease in recruiting expenses and a $203,000 decrease in facility charges offset by a $702,000 increase in miscellaneous expenses. Using the Constant Currency Method, sales and marketing expenses decreased $1.6 million or 8% to $17.5 million for 2009 from $19.1 million for 2008. The change in marketing expenses in 2009 as compared to the same period in 2008 is attributed to a restructuring of the sales teams. Due to our acquisitions made in 2007 and 2008, we had an ‘overlay’ of sales management responsible for training and supporting our sales force in the new services and capabilities of our acquisitions. As our sales teams’ understanding of the services improved and their reliance on the overlay sales managers decreased, the overlay roles were eliminated, thus reducing the number of senior managers across the sales teams.

General and Administrative

General and administrative expenses include the costs of financial, human resources, IT and administrative personnel, professional services and corporate overhead.

General and administrative expenses increased $321,000 or 9% to $3.9 million for the three months ended March 31, 2011 from $3.6 million for the same period in 2010 and decreased as a percentage of revenue to 13% for the three months ended March 31, 2011 from 16% for the same period in 2010. The increase in general and administrative expenses consists of a $244,000 increase in salaries, bonuses, benefits and stock-based compensation expenses, a $143,000 increase in facilities a $76,000 increase in recruiting expenses, a $55,000 increase in travel and entertainment, a $23,000 increase in miscellaneous expenses partially offset by a $174,000 decrease in outside consultants and legal expenses. We expect general and administrative expenses to increase in absolute dollar value, but decrease as a percentage of revenue.

General and administrative expenses increased $4.5 million or 45% to $14.4 million for 2010 from $10.0 million for 2009 and increased as a percentage of revenue to 15% for 2010 from 11% in 2009. Of this increase, $2.0 million relates to the full year impact of our fourth quarter Swiss acquisition. The increase in general and administrative expenses not including our fourth quarter 2009 acquisition consists of a $974,000 million increase in salaries, bonuses, benefits and stock-based compensation expenses, a $243,000 increase in miscellaneous expenses, a $613,000 increase in outside consultants, a $167,000 increase in IT expenses, a $118,000 increase in recruiting costs, a $84,000 increase in facilities expenses and a $72,000 increase in travel and entertainment expenses, partially offset by a $18,000 decrease in depreciation expense.

General and administrative expenses decreased $5.5 million or 35% to $9.9 million for 2009 from $15.4 million for 2008 and decreased as a percentage of revenues to 11% for 2009 from 18% for 2008. The decrease reflects the write-off of $4.0 million of deferred initial public offering costs in 2008, a $1.3 million decrease in salaries, bonuses and benefits expenses, a $756,000 decrease in stock-based compensation expenses, a $140,000 decrease in travel and entertainment expenses, a $101,000 decrease in recruiting expenses, a $33,000 decrease in IT expenses offset by a $242,000 increase in facility expenses, a $48,000 increase in outside accounting and legal costs, a $145,000 increase in depreciation expense and a $435,000 decrease in miscellaneous expenses. Using the Constant Currency Method, general and administrative expenses decreased $4.9 million or 32% to $10.5 million for 2009 from $15.4 million for 2008.

Amortization

We have purchased intangible assets as part of our acquisitions. We have amortized these intangible assets over the estimated useful life of each such asset.

Amortization expense decreased $7,000 or 1% to $727,000 for the three months ended March 31, 2011 from $833,000 for the same period in 2010. The decrease is due to exchange rate fluctuations.

Amortization expense increased $318,000 or 13% to $2.9 million for 2010 from $2.5 million for 2009, reflecting the full year impact of our 2009 acquisitions.

Amortization expense decreased $236,000 or 9% to $2.5 million for 2009 from $2.8 million for 2008, reflecting the impact of the fully amortized intangible assets. The change in exchange rates for 2009 from 2008 did not have a material impact on our 2009 amortization expense.

Interest Expense

Interest expense increased $373,000 or 14% to $3.1 million for the three months ended March 31, 2011 from $2.7 million for the three months ended March 31, 2010.

Interest expense increased $2.6 million or 47% to $8.1 million for 2010 from $5.5 million in 2009. This increase is the result of interest on new debt of $1.1 million, additional debt discount and cost of debt items amortized through interest expense , debt extinguishment costs, and debt modification expense.

Interest expense increased $816,000 or 17% to $5.5 million for 2009 from $4.7 million for 2008. The increase was due to the full period impact of 2008 and 2009 debt refinancings. The change in exchange rates in 2009 from 2008 did not have a material impact on our 2009 interest expense.

Other Income (Expense), Net

Other income (expense), net consists of the impact of foreign currency exchange gains/losses, the net impact of changes in fair value of the preferred stock warrant liability, interest income and the receipts for services that are not considered to be our core business.

Other income (expense) increased $766,000 to income of $44,000 for the three months ended March 31, 2011 from an expense of $722,000 for the three months ended March 31, 2010. The increase is primarily due to an $110,000 foreign currency exchange gain for the three months ended March 31, 2011 compared to a $783,000 foreign currency exchange loss for the three months ended March 31, 2010.

Other income (expense) increased $2.0 million to $3.0 million for 2010 from $1.0 million for 2009. The increase is due to a $2.6 million increase in the fair value of the preferred stock warrant expense compared to the $18,000 gain in 2009. This was partially offset by a $621,000 loss in the foreign currency exchange loss in 2010 compared to a $386,000 gain in 2009.

Other income (expense), net increased $825,000 to $1.0 million for 2009 from $212,000 in 2008. The increase was due to a $101,000 gain on the change in the fair value of the preferred stock warrants in 2009 compared to a $1.6 million gain in 2008 and a $1.9 million decrease in other income offset by a $386,000 foreign currency exchange gain in 2009 as compared to a $2.5 million loss in 2008.

Provision (Benefit) for Income Taxes

We have incurred losses since inception and therefore do not pay significant income taxes, except in certain foreign jurisdictions where we are profitable. We have net operating loss carryforwards that may be available to offset future taxable income. We have applied a full valuation allowance against the benefits of a majority of our deferred tax assets.

Our income tax expense (benefit) includes current income taxes in jurisdictions where we are profitable, non-cash deferred tax expense from amortization of goodwill for tax but not book purposes and the impact of other book-tax differences.

Income tax provision increased $68,000 to an expense of $56,000 for the three months ended March 31, 2011 from a $12,000 benefit for the three months ended March 31, 2010. We do not record a tax benefit for the majority of our net losses because of the uncertainty regarding our ability to utilize those losses to offset future taxable income. The tax expense of $56,000 is primarily due to an increase in deferred tax expense of $59,500 from goodwill amortization deductible for tax but not book purposes and a decrease in deferred tax expense of $52,000 from other timing differences against existing deferred tax liabilities. Current tax expense for the three months ended March 31, 2011 is $49,000. At March 31, 2011, accrued interest and penalties on a gross basis, of which $225 is included in current tax expense above, were $32,275.

Income tax provision increased $154,000 to an expense of $232,000 for the year ended December 31, 2010 from a $78,000 expense for the year ended December 31, 2009. We do not record a tax benefit for the majority of our net losses because of the uncertainty regarding our ability to utilize those losses to offset future taxable income. The tax expense of $232,000 is primarily due to an increase in deferred tax expense of $250,000 from goodwill amortization deductible for tax but not book purposes and a decrease in deferred tax expense of $50,000 from other timing differences against existing deferred tax liabilities. Current tax expense for the year ended December 31, 2010 is $283,378. At December 31, 2010, accrued interest and penalties on a gross basis, which are included in current tax expense above, were $32,050.

Income tax provision decreased $162,000 to a $78,000 expense in 2009 from a $240,000 expense for 2008. We do not record a tax benefit for the majority of our net losses because of the uncertainty regarding our ability to utilize those losses to offset future taxable income. The tax expense of $78,000 is primarily due to deferred tax expense of (i) $211,000 from goodwill amortization deductible for tax but not book purposes and (ii) $133,000 from an increase in net deferred tax assets from the offsetting net operating losses and other timing differences against existing deferred tax liabilities.

Unaudited Quarterly Results of Operations

	Quarter Ended in 2009				Quarter Ended in 2010				Quarter Ended in 2011
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31,	March 31, (1)
					(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$22,156	$21,649	$21,867	$23,873	$22,941	$25,402	$24,445	$26,150	$29,826
Cost of revenues	16,470	16,037	15,436	15,991	18,865	19,700	18,700	19,607	22,386

Gross profit	5,686	5,612	6,431	7,882	4,076	5,702	5,745	6,543	7,440
Research and development expenses	132	118	199	218	257	256	377	324	286
Selling and marketing expenses	3,437	3,317	3,484	5,061	4,984	4,500	4,266	5,190	4,811
General and administrative expenses	2,226	2,164	2,709	2,852	3,584	3,681	3,406	3,727	3,906
Amortization of intangible assets	602	608	634	691	733	696	701	723	727

Loss from operations	(711)	(595)	(595)	(940)	(5,482)	(3,431)	(3,005)	(3,421)	(2,290)
Interest and other income (expense), net	(1,852)	655	(1,612)	(1,664)	(3,408)	(204)	(426)	(990)	(3,014)

Loss before income taxes	(2,563)	60	(2,207)	(2,604)	(8,890)	(3,635)	(3,431)	(4,411)	(5,304)
Provision for (benefit from) income taxes	(228)	102	135	69	(12)	64	51	129	56

Net loss	(2,335)	(42)	(2,342)	(2,673)	(8,878)	(3,699)	(3,482)	(4,540)	(5,360)

Dividends and accretion on preferred stock	(1,321)	(1,335)	(1,350)	(1,354)	(1,315)	(1,328)	(1,341)	(1,341)	(1,229)

Net loss to common stockholders	$(3,656)	$(1,377)	$(3,692)	$(4,027)	$(10,193)	$(5,027)	$(4,823)	$(5,881)	$(6,589)

Net loss per share, basic and diluted	$(0.28)	$(0.10)	$(0.28)	$(0.28)	$(0.63)	$(0.31)	$(0.29)	$(0.36)	$(0.40)

Other unaudited financial data: EBITDA (2)	$(308)	$1,932	$117	$(161)	$(5,108)	$(2,407)	$(740)	(2,522)	$(1,502)

Weighted average shares outstanding	13,044	13,174	13,225	14,159	16,211	16,270	16,303	16,347	16,466

Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	74.3%	74.1%	70.6%	67.0%	82.2%	77.6%	76.5%	75.0%	75.1%

Gross profit	25.7%	25.9%	29.4%	33.0%	17.8%	22.4%	23.5%	25.0%	24.9%
Research and development expenses	0.6%	0.5%	0.9%	0.9%	1.1%	1.0%	1.5%	1.2%	1.0%
Selling and marketing expenses	15.5%	15.3%	15.9%	21.2%	21.7%	17.7%	17.5%	19.8%	16.1%
General and administrative expenses	10.0%	10.0%	12.4%	11.9%	15.6%	14.5%	13.9%	14.3%	13.1%
Amortization of intangible assets	2.7%	2.8%	2.9%	2.9%	3.2%	2.7%	2.9%	2.8%	2.4%

Loss from operations	-3.2%	-2.7%	-2.7%	-3.9%	(23.9)%	(13.5)%	(12.3)%	(13.1)%	(7.7)%
Interest and other income (expense), net	-8.4%	3.0%	-7.4%	-7.0%	(14.9)%	(0.8)%	(1.7)%	(3.8)%	(10.1)%

Income/(loss) before income taxes	-11.6%	0.3%	-10.1%	-10.9%	(38.8)%	(14.3)%	(14.0)%	(16.9)%	(17.8)%
Provision (benefit) for income taxes	-1.0%	0.5%	0.6%	0.3%	(0.1)%	0.3%	0.2%	0.5%	0.2%

Net loss	-10.6%	-0.2%	-10.7%	-11.2%	(38.7)%	(14.6)%	(14.2)%	(17.4)%	(18.0)%

(1)	On January 1, 2011, we adopted Accounting Standards Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). Our adoption of ASU 2009-13 had a material impact on our results for the three months ended March 31, 2011 as reported and as if we did not adopt ASU 2009-13. This information is presented to allow comparability between our results for the three months ended March 31, 2010 and 2011.

	Three Months Ended March 31, 2011
	As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
Service revenues	$26,451	$26,390
Product revenues	3,375	1,398

Total revenues	29,826	27,788
Cost of services revenues	20,004	19,911
Cost of product revenues	2,382	815

Total cost of revenues	22,386	20,726
Gross profit	7,440	7,052
Operating loss	(2,290)	(2,668)
Net loss to common shareholder	$(6,589)	$(6,967)

EBITDA	$(1,502)	$(1,880)

Basic and diluted net loss to common shareholder	$(0.40)	$(0.42)

(2)	EBITDA represents net loss before deductions for interest expense, income taxes, depreciation and amortization of tangible and intangible assets and adjustments for non-cash changes in fair value of warrant liability. EBITDA is a supplemental financial measure, which is not based on United States generally accepted accounting principles (GAAP), used by management and industry analysts to evaluate operations.

The following is a reconciliation of net income (loss) to EBITDA:

	Quarter Ended in 2009				Quarter Ended in 2010				Quarter Ended in 2011
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31,	March 31,	2011
									As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
EBITDA Calculation:
Net loss	$(2,335)	$(42)	$(2,342)	$(2,673)	$(8,878)	$(3,699)	$(3,482)	$(4,540)	$(5,360)	$(5,738)
Depreciation	141	150	156	222	198	197	214	214	208	208
Interest expense	1,258	1,450	1,334	1,467	2,686	1,487	1,764	2,131	3,058	3,058
Warrant revaluation	190	(402)	129	(19)	65	(1,428)	(65)	(1,108)	(319)	(319)
Derivative revaluation	—	—	—	—	—	153	(50)	(202)	(5)	(5)
Taxes	(228)	102	135	69	(12)	64	51	129	56	56
Amortization of intangible assets (including amounts in cost of revenues)	666	674	705	773	833	819	828	854	860	860

EBITDA	$(308)	$1,932	$117	$(161)	$(5,108)	$(2,407)	$(740)	$(2,522)	$(1,502)	$(1,880)

In addition to providing financial measurements based on GAAP, we present additional historical financial metrics that are not prepared in accordance with GAAP (non-GAAP). Legislative and regulatory changes discourage the use of and emphasis on non-GAAP financial metrics and require companies to explain why non-GAAP financial metrics are relevant to management and investors. We believe that the inclusion of these non-GAAP financial measures, together with our GAAP financial measures, helps investors to gain a meaningful understanding of our past performance and future results. This approach is consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. Our management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. These measures are also used by management in its financial, operational and strategic decision-making and in developing incentive compensation plans.

Our non-GAAP financial measures consist of EBITDA. We define EBITDA as net income, before interest expense, income taxes, depreciation and amortization of tangible and intangible assets, and adjustments for non-cash changes in fair value of our warrant and derivative liabilities. We consider EBITDA to be an important indicator of our operational strength and performance of our core business and a valuable measure of our historical operating trends.

There are limitations associated with reliance on these non-GAAP financial metrics because they are specific to our operations and financial performance, which makes comparisons with other companies’ financial results imprecise. We recognize that the non-GAAP measure EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation, amortization expense, and adjustments for non-cash changes in fair value of our warrant and derivative liabilities. The exclusion of these items, in light of their recurring nature, is a material limitation of EBITDA. To manage these limitations, we have policies and procedures in place to identify expenses that qualify as interest, taxes, depreciation and amortization to approve and segregate these expenses from other expenses to ensure that our EBITDA is consistently reflected from period to period.

EBITDA excludes some items that affect net income (loss) and may vary among companies. The EBITDA we present may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash that we must use to service our debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments. By providing both GAAP and non-GAAP financial measures, we believe that investors are able to compare our GAAP results to those of other companies while also gaining an understanding of our operating performance as evaluated by management.

Liquidity and Capital Resources

Overview

Since our inception in 2001, we have primarily funded our operations through the issuance of an aggregate of $82 million in preferred stock and $68 million in borrowings under our loan and security agreements described below. We used these proceeds to fund our operations, invest in property and equipment and acquire other companies.

We issued Dell a convertible promissory note that is currently outstanding and under which we owe Dell approximately $35 million in total payments. Dell has extended the maturity date on the note through June 17, 2011. We have agreed to a non-binding summary of terms to provide a further extension through September 16, 2011. Per the terms of the agreement, we will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. Subject to the approval of our senior lenders, we have agreed to repay the note in full upon the consummation of this offering and to provide Dell with certain rights of refusal in the event we receive an acquisition proposal prior to payment in full of the note. We believe that our existing cash and cash equivalents of $6.6 million as of March 31, 2011, combined with any cash generated from operations will not be sufficient to pay off this Note. We intend to use part of the proceeds from this offering to pay off the Note in full. In the event that we do not complete this offering by the extension date or that Dell does not elect to convert or further extend the maturity of the Dell Note, we are actively pursuing and negotiating alternatives to repay the Note. Without the benefit of any additional debt or equity funding and assuming the Dell Note is extended to September 16, 2011, we believe we have sufficient cash to operate through August 2011. Options available to us are to raise additional equity and/or debt from existing or new investors, restructure our existing debt, restructure our operations or a combination of all of these alternatives. In order to meet our debt obligations coming due in 2011 and to fund operations through June 2012, we need to raise approximately $50.0 million in additional funding.

Apart from the maturity of the Dell Note, our future working capital and financing requirements will depend on many factors, including the rate of our revenue growth, our ability to integrate acquisitions and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flow from operating activities and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We may also need to raise additional funds in the event we decide to complete one or more acquisitions of companies, technologies or products. In the event additional financing is required, we may not be able to obtain financing on terms acceptable to us or at all. Further, limitations on our ability to incur additional debt under our loan obligations with certain debt and equity holders may limit our ability to obtain additional financing.

Our plans of operations, even if successful, may not result in cash flow sufficient to finance and expand our business. Consequently, the Company’s limited cash resources, obligations coming due in 2011 and recurring losses raise substantial doubt about our ability to continue as a going concern through December 31, 2011. Realization of assets is dependent upon continued operations of the Company, which in turn is dependent upon management’s plans to meet our financing requirements and the success of our future operations. Our ability to continue as a going concern is dependent on improving our profitability and cash flow and securing additional financing. While we believe in the viability of our strategy to increase revenues and profitability and in our ability to raise additional funds, and believe that the actions presently being taken provide the opportunity for us to continue as a going concern, there can be no assurances to that effect.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011

Net cash provided by (used in) operating activities	$(9,151)	$(685)	$(13,665)	$(4,343)	$(4,654)
Net cash used in investing activities	(8,209)	(1,070)	1,694	(49)	(204)
Net cash provided by (used in) financing activities	23,776	(3,157)	16,199	4,295	(375)
Effect of foreign currency on cash and cash equivalents	145	(10)	45	(21)	24

Net increase (decrease) in cash and cash equivalents	$6,561	$(4,922)	$4,273	$(118)	(5,228)

Cash Flows from Operating Activities

Cash used in operating activities primarily consists of net losses adjusted for certain non-cash items including depreciation and amortization, non-cash interest expense, stock-based compensation expenses, the non-cash change in warrant and derivative liabilities and the effect of changes in working capital and other activities. Our cash flows from working capital items will fluctuate period to period due to the nature of our business. Specifically, cash flows from deferred revenue will fluctuate due to the timing of our invoicing and recognition of managed service revenue and cash flows related to accounts payable and accruals are dependent on payment terms with vendors. We have experienced fluctuations in the cash flows from working capital and expect to continue to experience these fluctuations in the future.

Cash used in operating activities for the three months ended March 31, 2011 was $4.7 million and consisted of a $5.4 million net loss and $3.2 million of cash used by working capital purposes, offset by $4.3 million in non-cash items. Non-cash items consisted primarily of $2.7 million in non-cash interest, $1.1 million of depreciation and amortization, $459,000 of stock-based compensation expenses, partially off-set by a $319,000 non-cash reduction in fair value of warrants and derivatives a $11,000 non-cash foreign currency gain on intercompany expenses. Cash used by working capital needs and other activities consisted primarily of an $2.1 million decrease in accounts payable, a $1.4 million increase in prepaids and other current assets, a $1.3 million increase in unbilled revenue, and a $553,000 decrease in deferred revenue, partially offset by a $1.2 million increase in accrued expenses, a $719,000 decrease in accounts receivable, and a $282,000 decrease in other assets.

Cash used in operating activities for the three months ended March 31, 2010 was $4.3 million and consisted of an $8.9 million net loss offset by $4.2 million in non-cash items and $376,000 in cash provided by working capital and other activities. Non-cash items consisted primarily of $1.1 million in non-cash interest, $1.0 million of depreciation and amortization, $787,000 in non-cash debt refinancing, $662,000 loss in non-cash foreign currency impact on intercompany expenses, $439,000 in non-cash stock-based compensation expenses, $109,000 in deferred income taxes, and $65,000 in non-cash change in fair value of warrant liability. Cash provided by working capital purposes and other activities consisted primarily of a $5.2 million increase in deferred revenue, $1.7 million increase in accounts payable, $1.3 million increase in accounts receivable, and a $615,000 decrease in unbilled revenue, partially offset by $3.6 million increase in prepaids and other current assets, $3.0 million decrease in accrued expenses, and a $1.9 million increase in other assets.

Cash used in operating activities for 2010 was $13.8 million and consisted of a $20.6 million net loss and $1.2 million used for working capital purposes and other activities offset by $8.0 in non-cash items. Non-cash items consist primarily of $5.0 million in non-cash interest expense, $3.3 million in amortization of intangible assets, $1.8 million in stock-based compensation expense, $823,000 in depreciation expense, $787,000 of non-cash debt extinguishment expense and $238,000 of non-cash pension expense partially offset by a $2.5 million non-cash reduction in the fair value of the warrant liability, $1.3 million non-cash foreign currency gain on intercompany expenses, a $99,000 non-cash change in the fair value of a derivative and $44,000 deferred income tax expense. Cash used for working capital purposes and other activities consisted primarily of a $6.9 million increase in prepaids and other current assets, a $7.3 million increase in other assets, a $1.5 million net decrease in accounts payable and accrued expenses, and a $319,000 increase in accounts receivable partially offset by a $12.1 million increase in deferred revenue and a $2.7 million decreased in unbilled revenue.

The cash provided by the increase in deferred revenue was the result of increased deferred revenue levels in the US as well as our Israel and Turkey subsidiaries combined with the full year impact of our fourth quarter 2009 Swiss acquisition. The cash used by the increase in other assets is a result of a $4.4 million increase in long term deferred expenses related to the increase in deferred revenue and a $2.9 million increase in capitalized initial public offering expenses. The cash used by the increase in prepaids and other current assets is the result of a $6.9 million increase in short term deferred expenses related to our increase in deferred revenue.

Cash used in operating activities for 2009 was $685,000 and consisted of a $7.3 million net loss and $2.1 million used for working capital purposes and other activities offset by $8.8 million in non-cash items. Non-cash items consisted primarily of $4.4 million in non-cash interest, $3.5 million of depreciation and amortization, $1.1 million in stock-based compensation expenses and a $292,000 debt extinguishment charge, partially offset by a $527,000 non-cash foreign currency gain on intercompany expenses and a $101,000 non-cash reduction in the fair value of warrant liability. Cash used for working capital purposes and other activities consisted primarily of a $2.6 million decrease in accounts payable, a $2.6 million decrease in deferred revenue, a $1.6 million increase in other assets, partially offset by a $2.9 million increase in accrued expenses and a $1.7 million decrease in accounts receivable.

The decrease in deferred revenue, which resulted in an increase in cash used in operations, was the result of the timing of invoicing and delivery of our managed services. Deferred revenue fluctuates in periods based on the timing of new contracts, renewals and delivery of services. The cash used for other assets is the result of our capitalization of $875,000 of initial public offering costs and other recurring events. Cash provided by or used in working capital is a function of our growth rate and in high growth periods, we will have temporary working capital needs.

Cash used in operating activities for 2008 was $9.2 million and consisted of a $23.3 million net loss offset by $11.3 million of non-cash items and $2.9 million in cash provided from working capital and other activities. Non-cash items consisted primarily of $4.1 in non-cash interest, $3.6 million in depreciation and amortization, $2.7 million in stock-based compensation expense and a $2.5 million non-cash foreign currency loss on intercompany expenses, partially offset by a $1.6 million decrease in the fair value of warrants. Cash provided by working capital and other activities consisted primarily of a $6.9 million increase in deferred revenue, a $1.5 million decrease in unbilled revenue, partially offset by a $3.0 million decrease in accrued expenses, a $1.8 million increase in accounts receivable and a $1.3 million decrease in accounts payable.

Accounts Receivable and Days Sales Outstanding

Our days sales outstanding for 2008, 2009 and 2010 and the three months ended March 31, 2011 and our accounts receivable balance at December 31, 2008, 2009, and 2010 and March 31, 2011 were as follows:

	December 31,			March 31
	2008	2009	2010	2011
Days sales outstanding	79	86	81	65
Revenue	$85,058	$89,545	$98,938	29,826
Accounts receivable	$18,310	$21,054	$21,922	21,483

Our decrease in days sales outstanding at March 31, 2011 as compared to our days sales outstanding at December 31, 2010 is the result of increased collection efforts and the impact of our adoption of ASC 605-25. Prior to our adoption of ASC 605-25, we recognized multiple element revenue arrangements as one unit of accounting over the longest service period. Under ASC 605-25, we recognize the different elements of the multiple element arrangement as separate units of accounting based on their relative fair values. This will result in our recognition of revenue, related to third party products, upon the products being functional in the customers’ environment where the revenue used to be recognized over the longest service time. This has the impact of reducing days sales outstanding. The impact that our adoption of ASC 605-25 had on days sales outstanding was to reduce it by 4 days. Our days sales outstanding would have been 69 days without the impact of ASC 605-25. We expect our days sales outstanding generally to be in the 60-70 day range.

Our decrease in days sales outstanding at December 31, 2010 as compared to our days sales outstanding at December 31, 2009 is due to the impact of accounts receivable of our acquisitions in the fourth quarter of 2009. The accounts receivable balance acquired represented the average balance, but we only recognized a minimal amount of revenue in 2009 related to the acquisition. At December 31, 2010 we had a full year of revenue in our results. The net effect was to decrease our days sales outstanding.

Cash Flows from Investing Activities

Cash (used) in/provided by investing activities was ($8.2) million, ($1.1) million, $1.7 million ($49,000) and ($204,000) for 2008, 2009, 2010, and the three months ended March 31, 2010 and 2011 respectively. Our principal cash investments have related to acquisitions and the purchase of property and equipment. Cash provided in 2010 is primarily the result of $2.3 million of restricted cash being released.

During 2009, cash used in investing activities consisted primarily of $539,000 of earnouts paid related to prior acquisitions and cash paid for acquisitions, net of cash acquired, $565,000 of purchases of property and equipment and a $34,000 decrease in restricted cash.

During 2008, cash used in investing activities consisted primarily of $5.0 million for cash paid for acquisitions, net of cash acquired, a $2.1 million increase in restricted cash and $1.1 million of purchases of property and equipment.

Cash Flows From Financing Activities

Cash flows provided by (used in) financing activities were, $23.8 million, $(3.2) million, $16.4 million $4.3 million and $(375,000) for 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively.

The following provides a discussion of these activities by major category.

Stock Repurchase

In June 2008, we purchased approximately 1,766,000 shares of our common stock and 238,000 shares of our series 1 convertible preferred stock for $4.0 million and $537,000, respectively, from certain of our officers and employees. The shares were purchased at $2.26 per share, the fair value at the time of the purchase.

Equity Financing Activities

In November 2008, we raised net proceeds of approximately $9.6 million through the sale of Series F preferred stock.

In December 2010, we raised net proceeds of approximately $5.0 million through the sale of Series F preferred stock.

Borrowings

As of March 31, 2011 we had outstanding debt in the amount of $58.1 million, including principal, accrued interest and final balloon payments, under loan agreements with our lenders. During 2008, 2009 and 2010 and the three months ended March 31, 2011, we made principal repayments of $6.3 million, $3.2 million, $6.0 million and zero. Principal repayments exclude repayments of borrowings made under our Israeli subsidiary credit line.

Bank Leumi and Israel Discount Bank. Our Israeli subsidiary has overdraft, credit lines and an on-call loan from Bank Leumi, and a term loan and an overdraft loan from Israel Discount Bank. At March 31, 2011, the total credit line from Bank Leumi was 3.5 million Israeli new shekels (NIS) ($996,000), the amount outstanding under the term loans and over-draft from Israel Discount Bank was approximately 500,000 NIS ($142,000) and there was nothing outstanding under the on-call loan, and NIS 8 million ($2.1 million) and NIS 1.5 million ($423,000) outstanding as an on-call loan at December 31, 2009 and 2010, respectively which were included in current portion of long-term debt.

The interest paid to Bank Leumi for years ended December 31, 2009 and 2010 and the three months ended March 31, 2011 was NIS 258,000 ($68,000), NIS 316,000 ($85,000) and NIS 21,000 ($5,800). Interest paid to Israel Discount Bank for the years ended December 31, 2009 and 2010 an the three months ended March 31, 2011 was NIS 50,000 ($13,000), NIS 39,000 ($10,000) and NIS 7,000 ($1,900). The interest rate on the term loans was equal to the rate of the Bank of Israel plus 1.5% (Rate) plus 2.2%, 2.2% and 2.2% as of March 31, 2011, December 31, 2010 and 2009, respectively. The interest rate on the on-call loans was the Rate plus 2.3%, 2.3% and 2.3% as of March 31, 2011, December 31, 2010 and 2009 respectively.

As of December 31, 2008, 2009 and 2010 and March 31, 2011 there was $2.0 million, $2.3 million, $631,000 and $182,000, respectively, outstanding under the loans which are included in the current portion of long-term debt. As of December 31, 2009, an additional amount of $74,000 was included in the long-term portion of debt.

The credit lines are secured by all of our Israeli subsidiary’s assets and was secured by a $2.0 million fully cash collateralized letter of credit shown as restricted cash on our balance sheet until October 2010. The lines have certain covenants.

On October 5, 2010 our Israeli subsidiary reached a new agreement with Bank Leumi. Under the new agreement we invested $2.0 million in the Israeli subsidiary and converted a loan of $1.8 million to the Israeli subsidiary into capital investment which the Israeli subsidiary used to pay down the line of credit. After the new investment was made Bank Leumi granted a line of credit of NIS 5.0 million ($1.4 million) which consisted of NIS 3.4 million ($938,000) of short term credit and NIS 1.6 million ($441,000) credit framework for bank guarantees.

The 2004 Loan Agreement. In June 2004, we entered into a Loan and Security Agreement (the 2004 Loan Agreement) with Lighthouse Capital Partners (Lighthouse). Under the 2004 Loan Agreement, we were allowed to borrow up to $6.0 million before June 2005. The 2004 Loan Agreement is secured by substantially all of our assets. Borrowings under the 2004 Loan Agreement bore interest at a fixed rate of 7.00% per annum and required interest only payments until June 30, 2005, followed by 36 consecutive monthly payments of principal and interest, payable monthly in advance. Interest during the repayment period is 7.5% per annum. In addition, there was a final non-principal balloon payment of $450,000 due at loan maturity. The final non-principal balloon payment was amortized as interest expense through its maturity date of June 2008. For the years ended December 31, 2008 and 2009, we amortized $59,000 and $0, respectively.

In July 2006, we amended the 2004 Loan Agreement (Amendment No. 2) to allow for an additional $3.0 million in borrowings before December 31, 2006. Borrowings under Amendment No. 2 bore interest at a fixed rate of 7.00% per annum and required interest only payments until October 31, 2007, followed by 36 consecutive monthly payments of principal and interest, payable monthly in advance. The per annum interest rate during the repayment period was equal to the prime rate at the beginning of the repayment period plus 1.75%. Prior to the restructuring in June 2009 as described below, this interest rate was 10% per annum. Subsequent to the restructuring the interest rate was fixed at 13.5% per annum. In addition, there was to be a final non-principal balloon payment of $233,000, due at loan maturity. At December 31, 2009 there was $1.24 million payable under Amendment No. 2, which includes $76,000 of interest and $344,000 of the non-principal balloon payment. The final non-principal balloon payment is being amortized as interest expense through its maturity date of July 2011, of which we amortized $70,000, $72,000, $73,000 and $18,000 in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively.

In March 2007, we amended the 2004 Loan Agreement (Amendment No. 3) to allow for an additional $10.0 million in borrowings before August 31, 2007. Borrowings under Amendment No. 3 bore interest at a fixed rate of 10.00% per annum and required interest only payments until August 1, 2007 with 36 consecutive monthly payments of principal and interest, payable monthly in advance beginning September 1, 2007. In addition, there was to be a final non-principal balloon payment of $625,000 due at loan maturity. At December 31, 2009, there was $5.8 million payable under Amendment No. 3, which includes $421,000 of interest and $894,000 of final payment. The final non-principal balloon payment is being amortized as interest expense through its maturity date of July 2011, of which we amortized $183,000, $216,000, $239,000 and $60,000 in the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2011, respectively.

In June 2009, we modified the terms of the 2004 Loan Agreement such that we will make interest-only payments during the period June 2009 through February 2010 at an annual interest rate of 13.5%. In March 2010, all amounts outstanding under the 2004 Loan Agreement, as amended, will be repaid based on a 15-month amortization schedule of principal and interest payment with a 10% interest rate. In consideration for the restructuring of the 2004 Loan Agreement, we will pay an additional $380,000 of final non-principal balloon payments to the lender upon maturity of the 2004 Loan Agreement, as amended, in July 2011. The payment date of the $1.2 million of final non-principal balloon payments outstanding was modified such that they are now due July 2011.

In connection with entering into the 2004 Loan Agreement along with the two additional amendments, we issued warrants to the lender to purchase shares of our Series C and Series D preferred stock, subject to certain anti-dilution adjustments. The purchase rights represented by the warrants are exercisable immediately and have a term of seven years. The warrants have been valued at their date of issuance using an option valuation model and at September 30, 2010 have a collective value of $1.0 million.

In June 2010, we modified the terms of the 2004 Loan Agreement such that we will make interest-only payments during the period June 2010 through September 2010 at an annual rate of 13.5%. In October 2010, all amounts outstanding under the 2004 Loan Agreement, as amended, were to be repaid based on a twelve month amortization schedule of principal and interest with a 10% interest rate. In consideration for the restructuring of the 2004 Loan Agreement, we will pay an additional $125,000 of final non-principal balloon payments to the lender upon maturity of the 2004 Loan Agreement as amended June 2010. The payment date of the cumulative $1.4 million of final nonprincipal balloon payments outstanding was modified such that they were to be due September 2011.

In September 2010, we modified the terms of the 2004 Loan Agreement such that we will make interest-only payments during the period of October 2010 through June 2011 at an annual interest rate of 13.5%. In July 2011, all amounts outstanding under the 2004 Loan Agreement, as amended, will be repaid based on a nine month amortization schedule of principal and interest with a 10% interest rate. In consideration for the restructuring of the 2004 Loan Agreement, we will pay an additional $325,000 of final non-principal balloon payments to the lender upon maturity of the 2004 Loan Agreement as amended September 2010. The payment date of the cumulative $1.7 million of final non-principal balloon payments outstanding was modified such that they are now due March 2012. The 2004 Loan Agreement, as amended, does not require us to meet financial ratios, but does have certain affirmative covenants (for example, good standing, maintenance of collateral) and certain negative covenants (for example, payments of cash, cash dividends, restructuring, prohibited transactions).

The 2007 Loan Agreement. In August 2007, we entered into a loan agreement (2007 Loan Agreement) and a series of related secured promissory notes (BayStar Notes) with a syndicate of new lenders led by BayStar Capital III Investment Fund, L.P. (BayStar). Under the agreement, we were able to borrow up to a maximum of $14.0 million in three separate loans totaling $6.0 million, $4.0 million and $4.0 million. The $6.0 million borrowing was drawn in August 2007 and the first and second $4.0 million borrowings expired, without being drawn upon, on December 31, 2007 and March 31, 2008, respectively. Prior to the restructuring in June 2009 as described below, borrowings under this agreement bore interest at 9.75% per annum, which accrued for the lesser of a period of one year or until the next equity financing event. Subsequent to the restructuring the interest rate was fixed at 14.5% per annum. The BayStar Notes called for principal and interest payments to commence on the first anniversary of the respective BayStar Notes. The payments were scheduled as if it were a 36-month repayment period. On the third anniversary of the BayStar Notes, all unpaid principal and interest were to be due and payable. The aggregate principal amount of the BayStar Notes issued pursuant to the loan agreement, and all accrued but unpaid interest thereunder, were convertible into our common stock at the option of the lender upon the earlier of (1) the consummation of our next equity financing, (2) the date that is 15 months after the date of the respective BayStar Note, or (3) the maturity date of the respective BayStar Note. There were no specific financial covenants related to the BayStar loan agreement. At December 31, 2009 there was $6.2 million in the aggregate due under the BayStar Notes, which includes $689,000 of interest and $360,000 of final payments. The conversion feature of this loan agreement did not give rise to an initial beneficial conversion feature because the discounted conversion rate was contingent upon a future financing, that was not certain. If we were to have had a future financing, such that the conversion rate would be adjusted, the change in the value would have resulted in a beneficial conversion feature and would have been recognized as additional interest expense.

In June 2009, we modified the terms of the agreement such that we were to make interest only payments during the period June 2009 through February 2010 at an annual interest rate of 14.5%. We were to begin making principal and interest payments in March 2010. The payments were scheduled as if it were a 24-month repayment period with a 14.5% interest rate. In January 2011, all unpaid principal and interest would have been due and payable. In consideration for the modification of theagreement, we agreed to pay a $386,000 restructuring fee. Of this amount, $26,000 of the fee was paid at time of modification, $180,000 would have been due and payable January 2011 and $180,000 would have been due and payable upon a change in control of the Company or January 2012, whichever came earlier.

In March 2010, we negotiated a prepayment of the 2007 Loan Agreement. We paid the syndicate of lenders a total of approximately $5.8 million, which included accrued and unpaid interest, interest that would have accrued had the notes remained in place through maturity and the $360,000 restructuring fee. In addition, we issued the syndicate of lenders additional warrants to purchase up to 870,000 and 527,466 shares of our common stock at an exercise price of $2.86 and $2.5594 per share, respectively, in consideration of the syndicate foregoing the conversion feature of the BayStar Notes in connection with the prepayment of those notes. These payoff warrants expire five years from the date of issuance.

Dell Note. In March 2008, we entered into a securities purchase agreement (the Dell Purchase Agreement) and related promissory note (the Dell Note) with Dell Products L.P. (Dell) whereby we borrowed $25.0 million, the maximum amount provided for under the Dell Note. Borrowings bear interest at 10% per annum. The Dell Note was to mature on March 6, 2011, and does not require or permit principal or interest payments until maturity. In March 2011, we negotiated a three-month extension of the maturity date of our debt with Dell. During the extension period, interest accrues on the principal and accrued interest at an annual rate of 18%. The note now matures on June 6, 2011. We also agreed to pay approximately $650,000 in restructuring fees at maturity.

At Dell’s option, the outstanding principal, plus all accrued but unpaid interest, under the Dell Note are convertible as follows: (1) at any time after March 6, 2009, into shares of the most recently issued series of our preferred stock at a conversion price equal to the conversion rate of such series of preferred stock as of the date of conversion; (2) at the closing of a qualified public offering (as defined below) after March 6, 2009, into shares of our common stock at a conversion price equal to 90% of the initial public offering price per share; (3) at the closing of a sale of our preferred stock that results in aggregate proceeds of at least $10,000,000 (a qualified financing), at a price per share equal to 90% of the lowest price per share at which such shares of preferred stock were issued and sold in the qualified financing; or (4) at the closing of a corporate transaction involving a change of control or a sale of our assets, into, at Dell’s option, either (a) shares of our preferred stock at a price per share equal to the conversion price of such series of preferred stock as of the date of conversion or (b) the number of shares of our common stock issuable upon conversion of our preferred stock issuable pursuant to clause (a). Pursuant to the terms of the Dell Purchase Agreement, a qualified public offering means our first firm commitment underwritten offering to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided that such registration statement covers the offer and sale of our common stock of which the aggregate net proceeds exceed $35,000,000, our common stock is listed for trading on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market and the per share public offering price (net of underwriter discounts and commissions) exceeds $4.8636 (as adjusted for stock splits, stock dividends, recapitalizations and the like). We are unable to determine at this time whether the offering contemplated by this prospectus will satisfy the definition of a qualified public offering under the Dell Purchase Agreement.

Concurrent with the Dell Note, we entered into an agreement (the IP Agreement) to sell Dell Marketing USA L.P. (Dell USA) a perpetual irrevocable license to certain of our intellectual property (IP). The IP Agreement included a three-year support agreement whereby we are required to provide updates to our IP, when and if available, and provide a defined level of support (IP Support). Dell USA was obligated to pay us a total of $1.5 million over three years in equal installments of $500,000 in March 2008, 2009 and 2010. All payments were received in accordance with the payment schedule. We had not previously licensed our IP or related IP Support prior to the IP Agreement and at that time did not foresee the licensing of our IP and related IP Support being an ongoing or significant part of our business going forward. As such, we were unable to determine the fair value of the IP or the IP Support. As we could not determine the fair value of the IP nor the IP Support, we were unable to treat them as distinct and separate elements from the Dell Note and therefore treat the proceeds from the IP and related IP Support as contra interest expense. We will record the receivable and related contra interest expense as it is invoiced. We have determined that we should record the amount due under the IP Support contract as we invoice the amounts instead of recording the entire amount due as a receivable upon the execution of the IP Agreement. Our determination was based on the following factors: (1) we earn the amount due over time; (2) we do not have the right or ability to invoice except for annually; (3) the amounts are not due to us upon signing of the IP Agreement; (4) the amount is not deemed to be collectable until invoiced; and (5) Dell USA can cancel the IP Support (under defined circumstances) and not pay for the portion of the IP Support cancelled.

The embedded conversion feature of the Dell Note is considered a beneficial conversion feature. The embedded conversion feature was evaluated under FASB issued guidance now codified within FASB ASC Topic No. 480, Distinguishing Liabilities from Equity. The Dell Note has a mandatory repayment feature, and as such, is classified as a debt instrument with an embedded conversion feature. The embedded conversion feature was valued at $2.5 million and was recorded as additional paid in capital and a debt discount. The debt discount is shown net against the related Dell Note on the Consolidated Balance Sheet and is being amortized as additional interest expense over the life of the Dell Note. The Dell Warrant (see warrants and other equity rights issued in conjunction with borrowings section below) that was issued in conjunction with the Dell Note represents an additional beneficial conversion feature that is contingent upon the future vesting of the Dell Warrant. As the beneficial conversion feature is contingent, its value will be recorded only upon vesting of the Dell Warrant.

In March 2011, we amended the Dell Note and extended the maturity date until June 6, 2011. All accrued interest through March 6, 2011 ($7.8 million) will be converted to principal. Borrowings will bear an interest rate of 18% from March 6, 2011 through June 6, 2011 at which time all principal and accrued interest will be paid. This amendment also included a non-principal balloon payment of $100,000 (Extension Fee) and in consideration for the restructuring the Dell Note we also agreed to pay a non-principal balloon payment of $565,000 and shall be paid with the Extension Fee at the earlier of the date of maturity and the date of prepayment in whole of the Dell Note. Dell has extended the maturity date on the Dell Note through June 17, 2011. We have agreed to a non-binding summary of terms to provide a further extension through September 16, 2011. Per the terms of the agreement, we will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. Subject to the approval of our senior lenders, we have agreed to repay the note in full upon the consummation of this offering and to provide Dell with certain rights of refusal in the event we receive an acquisition proposal prior to payment in full of the note.

Additionally, we issued Dell a warrant to purchase shares of common stock. The number of shares to be calculated by dividing $10,000,000 by a price equal to 90% of the initial public offering price per share at which Common Stock is issued and sold to the public in this offering). This warrant is only exercisable after the completion of a public offering and may only be exercised with a net share settlement.

Wellington Debt. We financed the prepayment of the 2007 Loan Agreement through a new loan agreement and related secured promissory note (Wellington Note) with WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III). Under the agreement, we borrowed $9.75 million through a single term loan which bears interest at 11.95% per annum. Interest is repaid monthly in arrears and the outstanding principal amount is to be repaid upon maturity of the Wellington Note. The initial term of the loan is two years and can be extended up to two additional years as long as we are not in default under the loan agreement and are in compliance with the leverage ratios included in the loan agreement. The loan agreement contains financial covenants that provide minimum revenue, EBITDA and liquidity requirements. In addition, we are not able to incur additional indebtedness beyond $1.0 million of unsecured debt incurred in the ordinary course of business without the consent of WF Fund III Limited Partnership.

Investor Debt. In June 2010 we entered into a Note and Warrant Purchase Agreement (“Investor Debt Agreement”) with several of our existing investors including GrandBanks Capital Venture Fund, LP, GrandBanks Capital SOFTBANK Fund, LP, GrandBanks Capital Advisors Fund, LP, Greenspring Crossover Ventures I, LP, Kodiak Venture Partners II-A, LP, Kodiak Venture Partners II-B, LP, Sigma Partners 6, LP, Sigma Associates 6, LP, Sigma Investors 6, LP (collectively “Purchasers”) in the amount of $3.0 million (the “Initial Facility Note”). The Initial Facility Note has a stated annual interest rate of 8%, which was raised to 10% on March 1, 2011, and is due the earlier of June 27, 2013, or such date on or after March 1, 2011 the Purchasers holding at least 60% of the outstanding principal (“Requisite Purchasers”) demand repayment. The Initial Facility Note may be converted into Series F Redeemable Preferred Stock (or a more recently issued Series of Preferred Stock) prior to an initial public offering of the company’s stock, or common stock after closing an initial public offering. The Initial Facility Note also includes a provision whereby the Requisite Purchasers can demand repayment of the outstanding principal, plus all accrued and unpaid interest thereon upon a change in control.

Under the Agreement, we borrowed an additional $5.0 million (the “October Facility Note”). The October Facility Note has a stated annual interest rate of 8% and is due the earliest of June 27, 2013, or such date on or after March 1, 2011 that Purchasers holding at least 60% of the outstanding principal demand repayment.

U.K. Debt. We acquired our U.K. subsidiary, Systems Group Integration Ltd. (SGI), in September 2009 and assumed its existing debt. Under the terms of the acquisition we may factor trade receivables up to a limit of £750,000 ($1.1 million), while advances of up to 80% of the gross invoice values are permitted. At December 31, 2009 and 2010 there were £43,000 ($68,000) and zero of factored receivables outstanding, respectively.

In June 2009, SGI entered into a loan agreement which provided for advances up to £120,000 ($191,000), secured by personal guarantees of the directors of SGI at that time. At December 31, 2009, there were unpaid advances totaling £66,000 ($105,000). This amount was repaid as of December 31, 2010.

The Company also maintained a third party note with former directors of SGI that do not have formal agreements. The outstanding balance of this note of £17,000 ($27,000), zero and zero is included on the December 31, 2009 and 2010 and March 31, 2011 consolidated balance sheets, respectively.

Switzerland Debt. We acquired vcare Infosystems AG (vcare) in November 2009. Vcare had an existing Line of Credit (LOC) agreement including an overdraft facility. Under the LOC agreement vcare may borrow against qualified trade receivables and advances of up to 85% of the gross invoice values are permitted. At December 31, 2009, 2010 and March 31, 2011 there were Swiss Francs (CHF) 1.2 ($1.2) and CHF 1.8 million ($1.9 million) CHF1.4 million and $1.4 million receivables factored. At December 31, 2010 and March 31, 2011 the overdraft facility had a balance of CHF183,000 ($194,000) and CHF306,000 ($333,000).

Vcare has a loan agreement which provides up to CHF462,000 ($491,000) for advances, secured by personal guarantees of certain officers and former shareholders of vcare. At December 31, 2009, 2010 and March 31, 2011 there were unpaid advances totaling CHF435,000 ($419,000), CHF454,000 ($483,000) and CHF454,000 ($493,000) outstanding respectively.

Warrants and Other Equity Rights Issued in Conjunction with Borrowings

In connection with entering into the 2004 Loan Agreement along with the two additional amendments, we issued warrants to the lender to purchase 352,940 shares of our Series C preferred stock and 322,807 shares of our Series D preferred stock at exercise prices ranging from $0.85 to $2.4318 per share, subject to certain antidilution adjustments. The purchase rights represented by the warrants are exercisable immediately and have a term of seven years. The warrants have been collectively valued as of the date of their issuance at $813,000 using an option valuation model. We recorded the fair value of the warrants as an original issue discount on the debt, which was amortized as interest expense through the loan maturity dates ranging from June 2008 to June 2011.

In connection with the 2007 Loan Agreement in August 2007, we issued warrants to the lenders to purchase common stock. Pursuant to these warrants, the purchase price will be equal to 80% of the per share price of the equity securities issued and sold by us in an equity financing in which we receive net proceeds of at least $10.0 million, including an initial public offering, and the number of shares available for purchase will be determined by dividing $450,000 by such purchase price. In the event that a qualifying equity financing does not take place within 15 months of the agreement, the purchase price will be adjusted to $2.5594 per share and the number of shares issuable under the warrant will be adjusted to 527,466 shares. The warrant expires six years from the date of issuance. The warrants were valued as of the date of their issuance at $482,000 using an option valuation model. We recorded the fair value of the warrants as an original issue discount on the debt assuming 527,466 shares will be issuable, which was amortized as interest expense through the loan maturity date of June 2009. As the qualifying equity financing did not take place within 15 months of the agreement, the Company cancelled the warrants and issued new warrants for 527,466 shares.

In connection with the Wellington Note in March 2010 we issued warrants to the lenders to purchase 448,070 shares of our Series F preferred stock at an exercise price of $2.72 per share. The purchase rights represented by these warrants are exercisable immediately and the warrants expire at the earlier of an acquisition or five years after an initial public offering. The warrants have been collectively valued at $601,000 using an option valuation model. We recorded the fair value of the warrants as an original issue discount on the debt, which will be amortized as interest expense through the loan maturity date of March 2012.

In connection with the Investor Note in June 2010 we issued warrants to the lenders to purchase 900,000 shares of common stock in the Initial Facility Loan at an exercise price of $3.00 per share. The purchase rights represented by these warrants are exercisable immediately and the warrants expire June 2013. The warrants have been collectively valued as of the date of their issuance at a $71,131 using and option valuation model. We recorded the fair value of the warrants as original issue discount on the debt, which will be amortized as interest expense through the loan maturity date of June 2013. In connection with the October Facility Note, we issued warrants to purchase an additional 166,663 shares of common stock with an exercise price of $3.00 per share that expire October 2013. As part of the Dell Purchase Agreement, we granted Dell a warrant to purchase shares of our common stock or preferred stock (the Dell Warrant). Because the Dell Warrant is considered to be issued as part of the Dell Note, it was recorded at its fair value as of the date of their issuance of $830,000 by recording a debt discount. The debt discount is shown net against the related Dell Note on our Consolidated Balance Sheets. As the Dell Warrant may be exercised for preferred stock and such underlying preferred stock would have a mandatory redemption feature, it is classified as a liability. The Dell Warrant is contingently exercisable and as such will be revalued and “marked to market” for each reporting period after these contingencies are removed. In connection with the sale of Series F preferred stock in December 2010, the Dell Warrant became exercisable. Also as part of the Dell Purchase Agreement, we granted Dell an option to purchase 5% of our common stock calculated on a fully-diluted basis (the Dell Option). Similar to the Dell Warrant, the Dell Option is considered to be issued as part of the Dell Note but is contingent upon a qualified public offering. Once the qualified public offering contingency is removed or met, we will record the fair value of the Dell option as additional debt discount and the offset will be recorded as a component of stockholders’ equity.

As part of the Dell Purchase Agreement, we granted Dell the Dell Option. The Dell Option will become exercisable as early as ten months after the date of a Qualified Public Offering upon which the closing price of our common stock as reported by the market upon which our shares of common stock are publicly traded (the Primary Market) on each trading day during a period of 20 consecutive trading days is not more than 10% higher or lower than the closing price of our common stock as reported on the Primary Market on the first day of such 20-trading day period. The exercise price per share of our common stock subject to the Dell Option will be equal to the average closing price of one share of our common stock as reported on the Primary Market for the 20 consecutive trading days ending on the date that is one trading day immediately preceding the date of exercise of the Dell Option. Also as part of the Dell Purchase Agreement, we granted Dell the Dell Warrant. The Dell Warrant is exercisable in connection with a Qualified Financing or a sale of our Company and expires upon the consummation of a Qualified Public Offering. We are unable to determine at this time whether the offering contemplated by this prospectus will satisfy the definition of a Qualified Public Offering under the Dell Purchase Agreement.

In connection with the maturity extension on the Dell Note, we issued Dell a warrant in March 2011 to purchase shares of our common stock. The warrant coverage amount is $10,000,000 and the strike price on the underlying shares will be equal to 90% of the price to public of the shares issued in this offering. This warrant only becomes exercisable upon completion of this offering and may only be exercised through a net share settlement.

Contractual Obligations

Our principal commitments consist of obligations under borrowings, leases for office space, computer equipment and furniture and fixtures. The following table summarizes our long-term contractual obligations as of December 31, 2010 (in thousands):

	Payments Due By Period				More than 5 years
	Total	1 year	2-3 years	4-5 years
Debt principal repayments, contractual interest and balloon payments	$61,433	$37,546	$23,404	$483	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,283	2,169	1,114	—	—

Total	$64,788	$39,715	$24,518	$483	$—

Debt consists of various debt facilities maintained with Dell, Lighthouse, Wellington Financial LP, GrandBanks Capital Venture Fund, LP, GrandBanks Capital SOFTBANK Fund, LP, GrandBanks Capital Advisors Fund, LP, Greenspring Crossover Ventures I, LP, Kodiak Venture Partners II-A, LP, Kodiak Venture Partners II-B, LP, Sigma Partners 6, LP, Sigma Associates 6, LP and Sigma Investors 6, LP.

Of the $39.7 million in debt principal payments that will become due before December 31, 2011, we expect to pay approximately $35.0 million from the proceeds of our initial public offering. All other obligations in the above table are expected to be paid from our operating cash flows.

Operating leases consist primarily of leases on facilities with arrangements that expire in various years through March 2013.

Application of Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this prospectus.

We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Our revenues consist of both service revenues and product revenues. Service revenues consist of consulting services and managed services. Our contracts have different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates in recognizing revenues. Amounts are considered to be earned once the following has occurred: (i) evidence of an arrangement has been obtained, (ii) services are delivered, (iii) fees are fixed or determinable and (iv) collectibility is reasonably assured.

Revenues recognized in excess of billings are recorded as unbilled revenue. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met. Client prepayments even if non-refundable are deferred (i.e., classified as a liability) and recognized over future periods as services are delivered or performed.

We also incur out-of-pocket expenses, which are generally reimbursed by the client. These reimbursements are classified as service revenues and cost of services in our consolidated statements of operations, and amounted to $1.7 million, $1.1 million, $1.6 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $309,000 and $593,000 for the three months ended March 31, 2010 and 2011 respectively.

Consulting Services. We sell consulting services in all of the geographies in which we operate. Consulting services typically have a delivery cycle of less than a year and can be fixed fee or time and materials.

Consulting service revenues from fixed price contracts are recognized using the proportional performance method pursuant to the SEC’s Staff Accounting Bulletin (SAB) 104. Proportional performance accounting is based on an efforts expended method, based on hours incurred during the reporting period compared with the total estimated hours to be provided over the duration of the contract. This method is followed where reasonably dependable estimates of revenues and effort can be made. In cases where reasonably dependable estimates cannot be made, the completed contract method is used for revenue recognition. As part of our revenue recognition process, we perform monthly reviews of our fixed fee contracts whereby we evaluate the total hours of effort that are expected to be expended under each specific fixed fee project. Such reviews may result in increases or decreases to revenues and income and are reflected in our consolidated statements of operations in the periods in which they are first identified. Historically any changes to total hours of effort expected to be expended under a fixed fee contract have not been significant and have not required a change in revenue recognized in prior periods. Due to the nature of the fixed fee contracts that we enter into and our experience in executing similar contracts in the past, we believe that our estimates are reliable and accurate. If estimates indicate that a contract loss will occur, a loss provision will be recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of services and classified in other accrued liabilities in our consolidated balance sheets. Consulting service revenues from time-and-materials contracts are recognized as services are provided, pursuant to FASB ASC Topic No 605-25.

Managed Services. Managed services consist of infrastructure operations services (IOS) contracts and multi-element contracts. Managed services contracts typically have a term of one to three years.

We sell IOS in all the geographies in which we operate. These contracts are fixed price contracts that have a consistent monthly fee and typically have a term of one to three years. Pursuant to FASB ASC Topic No 605-25, revenues from IOS contracts are recognized on a monthly basis as the monthly service is delivered. Certain of our IOS agreements include specified service levels which, if not achieved, could result in penalties, including refunds for services provided for the period the service level was not met. We monitor and review service-level commitments on a monthly basis for these agreements and through this process identify any service level not met before the related revenue is recognized. If during a period a service level is not met, the amount of the credit due to the client is accrued as a reduction of revenue in that period. We have not historically issued credits as we have met or exceeded contracted service-level agreements.

Our Israeli, Turkish and Swiss subsidiaries sell multi-element contracts. Multi-element contracts are comprised of the resale of either or both third-party hardware or software with related third party maintenance and our (i) consulting services, (ii) IOS or (iii) a combination of consulting and IOS. The consulting services included in the multi-element arrangements can be fixed fee or time-and-materials. The IOS included in the multi-element arrangements are fixed fee. In all multi-element arrangements, we have determined that we are the principal in the transaction and as such we recognize all revenue on a gross basis.

In multi-element service contracts that contain the resale of third-party hardware with related third party maintenance and either or both our consulting services and IOS managed services, we recognize revenue in accordance with ASC 605-25. Under ASC 605-25, revenues can be allocated to the different elements of the multi-element arrangement if there is objective and reliable evidence of the fair value of the different elements. In these multi-element service contracts, the fair value of each element cannot be objectively determined. As such, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services were provided at the outset of the period.

We enter into multi-element service contracts that include the resale of licensed third-party software under perpetual license agreements. Such contracts have multiple elements, which could include consulting services, IOS, third-party hardware and related maintenance, or any combination of these elements. Revenue on these contracts can be allocated between the elements based on each element’s relative fair value, provided that each element meets specified criteria as a separate element. If the fair value of each element cannot be objectively determined by having vendor specific objective evidence of fair value, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services were provided at the outset of the period. Under our multiple element arrangements where software products are sold in conjunction with managed services contracts, the fair value of each element has not been objectively determinable. Therefore, all revenues under these types of arrangements are recognized ratably over the estimated service period to the extent that all services have begun to be provided at the outset of the period.

Our Swiss subsidiary, vcare Infosystems AG, sells multi-element contracts that contain perpetual licenses of its software along with related maintenance provided by us. Such contracts may also include either or both our consulting or IOS. The consulting services can be fixed fee or time and material based contracts. Revenues are recognized for these contracts under the provisions of FASB ASC Topic No. 985, Software. Under FASB ASC Topic No. 985, revenues can be allocated between the elements based on each element’s relative fair value, provided that each element meets specified criteria as a separate element. If the fair value of each element cannot be objectively determined by having vendor specific objective evidence of fair value, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services were provided at the outset of the period. Under our multi-element arrangements where our software is licensed in conjunction with managed services contracts, maintenance we provide, or both, the fair value of each element cannot be objectively determined. Therefore, all revenues under these types of arrangements are recognized ratably over the estimated service period to the extent that all services have begun to be provided at the outset of the period.

The consulting services included in the multi-element arrangements can be fixed fee or time and material contracts. Effective January 1, 2011, the Company adopted Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements,” which amends FASB Accounting Standards Codification (“ASC”) “Topic 605,” “Revenue Recognition.” ASU 2009-13 amends FASB ASC Topic 605 to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. ASU 2009-13 also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence, if available, (2) third-party evidence, if vendor-specific objective evidence is not available, and (3) estimated selling price, if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor’s multiple-deliverable revenue arrangements. In accordance with ASU 2009-13, the Company allocates multi-element arrangement consideration to each deliverable in the arrangement based on its relative selling price. The Company determines selling price using vendor-specific objective evidence (“VSOE”), if it exists; otherwise, we use third-party evidence (“TPE”). If neither VSOE nor TPE of selling price exists for a unit of accounting, we use estimated selling price (“ESP”).

VSOE is generally limited to a median price of recent standalone transactions that are priced within a narrow range when the same or similar product is sold separately. The Company has reviewed its pricing history for the separate elements in its multi-element revenue arrangements and determined it didn’t have sufficient consistent pricing to support VSOE. If the Company develops consisting pricing such that it can support VSOE on the different elements of its multi-element revenue arrangements, it will use the VSOE of the relative fair value of the elements.

TPE is determined based on the prices charged by the Company’s competitors for a similar deliverable when sold separately. The Company noted that sufficient information on competitor pricing to substantiate TPE is not generally available.

Since the Company is currently unable to establish selling price using VSOE or TPE, and the order was received or materially modified after our ASU 2009-13 implementation date of January 1, 2011, the Company will use ESP in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact if the product or service were sold by us on a standalone basis. The Company’s determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the anticipated margin on that deliverable, the selling price and profit margin for similar parts or services, the Company’s ongoing pricing strategy and policies and the characteristics of the varying markets in which the deliverable is sold.

The Company analyzes the selling prices used in its allocation of arrangement consideration at a minimum on a quarterly basis. Selling prices will be analyzed on a more frequent basis if a significant change in its business necessitates a more timely analysis or if the Company experiences significant variances in our selling prices.

Each deliverable within a multiple-deliverable revenue arrangement is accounted for as a separate unit of accounting under the guidance of ASU 2009-13 if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Company’s control. Further, the Company’s revenue arrangements generally do not include a general right of return relative to delivered products.

Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting. The below table reflects the impact the adoption of ASC2009-13 had on the Company’s first quarter 2011 results.

	Three Months Ended March 31, 2011
	As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
Service revenues	$26,451	$26,390
Product revenues	3,375	1,398

Total revenues	29,826	27,788

Cost of services revenues	20,004	19,911
Cost of product revenues	2,382	815

Total cost of revenues	22,386	20,726
Gross profit	7,440	7,052
Operating loss	(2,290)	(2,668)
Net loss to common shareholder	$(6,589)	$(6,967)

Basic and diluted net loss to common shareholder	$(0.40)	$(0.42)

We incur certain direct costs from third parties in conjunction with our multi-element arrangements. These costs include third-party product costs and third-party, post-contract support costs. The third party post-contract support costs are the costs of the third party maintenance for the third party equipment or software. The third-party maintenance agreements are typically one to three years. We defer the direct and incremental third-party costs associated with our multi-element arrangements and recognize the expense on a straight-line basis over the service period of the arrangement to properly match these costs with the related revenue. We report the revenues from multiple element arrangements as a component of service revenue in our consolidated statements of operations when the fair value of the hardware and software components cannot be reasonably determined. Revenues from multi-element arrangements were $24.6 million, $19.6 million and $22.2 million for 2008, 2009 and 2010 respectively and $4.8 million and $7.0 million for the three months ended March 31, 2010 and 2011 respectively. At December 31, 2009 and 2010 and March 31, 2010 and 2011 we recorded $8.5 million and $18.7 million, $11.0 million and $18.8 million of deferred third-party costs on our consolidated balance sheets. At December 31, 2009 and 2010 and March 31, 2011 respectively, we recorded $5.7 million, $10.9 million and $11.8 million as deferred third-party costs in current assets, with the remainder of $2.8 million, $7.9 million and $7.0 million in long-term assets.

Product Revenues. Product revenues consist of selling perpetual licenses of our intellectual property (IP) and software products, and the resale of third party software and/or hardware with related third party maintenance. We have licensed our IP in the U.S. and in the U.K. Our Israeli, Turkish and Swiss subsidiaries resell third party software and/or hardware in the geographies in which they operate.

Revenues generated from the licensing of our IP or software products with no other element to the arrangement are recognized upon delivery to the client.

Revenues generated from the resale of hardware and/or software with related maintenance contracts sold without other consulting or managed services are recognized on a net basis upon delivery to the client assuming all provisions of SAB 104 have been met.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectibility. Account balances deemed to be uncollectible are either recorded as a reduction of revenues or charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses. To date, we have not incurred any significant write-offs of accounts receivable. As of December 31, 2009 and 2010 and March 31, 2011, the allowance for doubtful accounts was $255,000, $21,000 and $8,000.

Impairment of Long-Lived Assets

Property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Intangible assets with determinable lives are amortized over their estimated useful lives, based upon the pattern in which the expected benefits will be realized, or on a straight-line basis, whichever is greater. We use estimates in determining the value of intangible assets, including estimates of useful lives, discounted future cash flows and fair values of the related operations. To date, we have not recorded any impairment charges on these long-lived assets.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired in a business combination. When accounting for acquisitions occurring prior to January 1, 2009 with earn-outs or when additional consideration can be earned based on future performance, we did not initially record the additional consideration as part of purchase accounting. Instead, these amounts were recorded as additional purchase consideration when it was deemed probable that the additional consideration would be earned. For acquisitions occurring on or after January 1, 2009, we will record the estimated fair value of any contingent consideration on the acquisition date and subsequent changes in the estimated fair value will be recorded in current earnings.

In accordance with FASB ASC Topic No. 350, Intangibles—Goodwill and Other, we evaluate goodwill for impairment annually, as well as whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. We have evaluated our reporting units in accordance with ASC 350-10 and concluded that we have four components (United States, United Kingdom, Central Europe and Middle East) as defined in ASC Topic 350. We have aggregated these components into one reporting unit for purposes of our goodwill impairment analysis based on the guidance in ASC Topic 350. We believe aggregation of these components into one reporting unit is appropriate because they all deliver similar products and services using the same methods and technology and have similar economic characteristics. Since we are a private company and a public market for our stock does not exist, we have determined the fair value of our preferred and common stock using the probability weighted-expected return method to allocate the total value of the Company to the various classes of stock. This method requires us to make significant estimates and assumptions about future performance, future liquidity events and dates, and discount rates of future cash flows. We evaluated our goodwill impairment as of December 31, 2011 noting that the estimated fair value of our reporting substantially exceed the book value of the reporting unit. The significant assumptions and estimates used in our December 31, 2010 valuation were as follows:

•	Four possible liquidity events for the Company:
•	Initial public offering event weighted 50%
•	Strategic sale event weighted 35%
•	Continue as a private company 10%
•	Liquidation of the business weighted 5%
•	Lack of marketability discount 0%
•	A discount rate of 18% was used to discount the values as of each anticipated event back to the valuation date

Stock-Based Compensation

Through December 31, 2005, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, stock-based compensation expenses are measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise price multiplied by the number of stock options or restricted stock awards granted.

Through December 31, 2005, we accounted for stock-based compensation expenses for non-employees using the fair value method prescribed by FASB ASC Topic No. 718 and the Black- Scholes option-pricing model, and recorded the fair value, for financial reporting purposes, of non-employee stock options as an expense over either the vesting term of the option or the service period.

In December 2004, the FASB issued guidance now codified within FASB ASC Topic No. 718, that requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted FASB ASC Topic No. 718 effective January 1, 2006. FASB ASC Topic No. 718 requires nonpublic companies that used the minimum value method in FASB ASC Topic No. 718 for either recognition or pro forma disclosures to apply FASB ASC Topic No. 718 using the prospective-transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding on the date we adopted FASB ASC Topic No. 718 that were measured using the minimum value method. In accordance with FASB ASC Topic No. 718, we will recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award. Effective with our adoption of FASB ASC Topic No. 718, we have elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of stock options granted on and after the date of adoption.

As there was no public market for our common stock prior to this offering, we have determined the volatility for options granted in 2006, 2007, 2008 and 2009 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected volatility for options granted during 2006, 2007, 2008, 2009, 2010 and the three months ended March 31, 2011 was 50%, 43%, 42%, 42%, 42% and 36% respectively. The expected life of options granted in 2006 and 2007 was determined to be 6.25 years by utilizing the “simplified” method as prescribed by SAB No. 107, Share-Based Payment. The weighted average expected life of options granted in 2008, 2009, 2010 and the three months ended March 31, 2011 was 5.92, 5.10, 5.02 and 5.19 years respectively. For, 2008, 2009, 2010 and the three months ended March 31, 2011, the weighted-average risk free interest rate used was, 3.02%, 2.30%, 1.91% and 2.24% respectively. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. We applied an estimated forfeiture rate of 5.57% in 2006, 2007 and 2008 in determining the expenses recorded in our consolidated statements of operations. We used a forfeiture rate of 6.39%, 6.29% and 11.73% for 2009, 2010 and the three months ended March 31, 2011, respectively.

In connection with our issuance of stock options, our board of directors, with input from management, determined the fair market value of our common stock. Our board of directors exercised judgment in determining the estimated fair market value of our common stock on the date of grant based on several factors, including the liquidation preferences, dividend rights and voting control attributable to our then-outstanding preferred stock and the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. We believe the methodology used was reasonable.

In connection with the preparation of our financial statements for the year ended 2006, 2007, 2008, 2009 and 2010 and in preparing for the initial public offering of our common stock, we examined the valuations of our common stock during those periods, in light of the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Valuation Practice Aid.

Since inception through December 31, 2010, we have granted stock options awards to employees to purchase a total of 22,580,321 shares of common stock at exercise prices ranging from $0.02 to $2.31 per share. On September 2, 2009, our board of directors approved a repricing of outstanding options such that all options for employees who were employed at August 31, 2009 with an exercise price per share above $1.38 would be repriced to have an exercise price per share equal to $1.38.

During 2001, we granted stock options to purchase shares of our common stock at exercise prices ranging from $0.02 to $0.08. Stock options granted to employees were granted with an exercise price equal to the estimated fair market value of our common stock on the date of issuance. Stock options were granted to non-employees at an exercise price greater than the estimated fair value of the common stock. Our board of directors had determined that the estimated fair market value of the common stock was $0.02 per share for all periods during 2001. This estimated fair market value was determined by our board of directors using the market approach, taking into consideration the sale price and associated liquidation preferences and rights of our Series A preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets. Our board of directors also took into consideration that 2001 was our first year of operations and we had $60,000 of revenues, a net loss of $800,000 and cash usage by operations of $700,000. The price of our Series A preferred stock on July 10, 2001 was $0.4464 per share. Each share of the Series A preferred stock is convertible into one share of our common stock and has a liquidation preference of $0.4464. Given the amount of the liquidation preference, the values assigned to stock-based awards at the time of grant time were deemed by our board of directors to be fair value.

In June and July of 2002 we completed two rounds of financing in which we sold Series B preferred stock at a price of $0.652 per share. During 2002, we granted stock options to purchase shares of our common stock at exercise prices ranging from $0.02 to $0.07 per share. Stock options granted to employees were granted with an exercise price equal to the estimated fair market value of our common stock on the date of issuance. Stock options were granted to non-employees at an exercise price greater than the estimated fair market value of the common stock. Our board of directors raised the estimated fair market value of our common stock in May 2002 to $0.04 per share, then to $0.07 per share in July 2002. The estimated fair market value of our common stock was determined by our board of directors using the market approach, taking into consideration the sale price of the Series B preferred stock and associated liquidation preferences and rights of our Series A and Series B preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets, and the sustainability of our increased revenues levels. Each share of Series B preferred stock is convertible into one share of our common stock and has a liquidation preference of $0.652. In 2002, our first full year of operations, we had $1.4 million of revenues, a net loss of $2.4 million and cash usage by operations of $2.5 million. In 2002, a fully vested option to purchase 150,000 shares of common stock was granted to an employee with an erroneous exercise price of $0.02 per share, instead of the then estimated fair market value of our common stock of $0.04 per share. The grant resulted in a stock-based compensation expenses of $3,000. Given the amount of the combined liquidation preferences of our Series A and Series B preferred stock, the values assigned to all other stock-based awards at the time of grant time were deemed by our board of directors to be fair value.

In September 2003, we completed a round of financing in which we sold Series C preferred stock at a price of $0.850 per share. During 2003, we granted stock options to purchase shares of our common stock at exercise prices ranging from $0.07 to $0.08 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair market value of our common stock on the date of issuance. Our board of directors increased the estimated fair market value of our common stock in September 2003 to $0.08 per share. The estimated fair market value of our common stock was determined by our board of directors using the market approach, taking into consideration the sale price of the Series C preferred stock and associated liquidation preferences and rights of our Series A, Series B and Series C preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets, and the sustainability of our increased revenues levels. Each share of Series C preferred stock is convertible into one share of our common stock and has a liquidation preference of $0.850. In 2003, our revenues increased 421% to $7.3 million, our net loss increased 50% to $3.6 million and cash used by operations increased 36% to $3.4 million. Given the amount of the combined liquidation preferences of our Series A, Series B and Series C preferred stock, the values assigned to the stock-based awards at the time of grant time were deemed by our board of directors to be fair market value.

In December 2004, we completed a round of financing in which we sold Series D preferred stock at a price of $2.432 per share. During 2004, we granted stock options to purchase shares of our common stock at exercise prices ranging from $0.08 to $0.24 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair market value of our common stock on the date of issuance. Our board of directors increased the estimated fair market value of our common stock in December 2004 to $0.24 per share from the previous estimate of $0.08 per share. The estimated fair market value of our common stock was determined by our board of directors using the market approach, taking into consideration the sale price of the Series D preferred stock and associated liquidation preferences and rights of our Series A, Series B, Series C, and Series D preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets, and the sustainability of our increased revenues levels. Each share of Series D preferred stock is convertible into one share of our common stock and has a liquidation preference of $2.432. In 2004, our revenues increased 301% to $29.3 million of revenues, our net loss increased 34% to $9.8 million and cash usage by operations increased 203% to $10.3 million. Given the amount of the combined liquidation preferences of our Series A, Series B, Series C and Series D preferred stock, the values assigned to the stock-based awards at the time of grant were deemed by our board of directors to be fair market value.

In September 2005 we completed another round of financing in which we sold Series D preferred stock at a price of $2.432 per share. During 2005, we granted stock options to purchase shares of our common stock at an exercise price of $0.24 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair market value of our common stock on the date of issuance. In 2005, our revenues increased 56% to $45.7 million, mainly due to our 2004 acquisition, our net loss increased 119% to $21.5 million and our cash usage from operations increased 75% to $18.0 million. Based on our 2005 financial performance and taking into consideration the sale price of the Series D preferred stock and associated liquidation preferences and rights of our Series A, Series B, Series C and Series D preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets, our board of directors determined that the estimated fair market value of our common stock remained at $0.24 per share for all of 2005. Given the amount of the combined liquidation preferences of our Series A, Series B, Series C and Series D preferred stock, the values assigned to the stock-based awards at the time of grant time were deemed by our board of directors to be fair market value.

The following table details our stock-based awards, consisting of stock options, including exercise price and valuation of our stock at date of grant:

Grants made during the period 1/1/06 through 3/31/11	Valuation Date(1)	Number of Option Granted	Exercise or Purchase Price(2)	Fair Value of Common Stock(3)
1/17/2006	1/1/2006	342,000	$0.24	$0.19
3/17/2006	2/28/2006	81,000	$0.24	$0.15
5/19/2006	4/30/2006	192,000	$0.24	$0.16
7/21/2006	6/30/2006	1,020,062	$0.24	$0.16
9/15/2006	8/30/2006	61,000	$0.24	$0.15
11/17/2006	10/31/2006	92,000	$0.24	$0.11
1/19/2007	12/31/2006	423,500	$0.24	$0.12
3/23/2007	2/28/2007	1,641,500	$1.39	$0.75
5/25/2007	4/30/2007	788,200	$1.74	$1.10
7/20/2007	6/30/2007	270,150	$1.93	$1.92
9/21/2007	9/21/2007	770,000	$2.05	$2.05
11/14/2007	9/21/2007	354,000	$2.05	$2.05
1/18/2008	12/31/2007	326,150	$2.26	$2.26
3/11/2008	3/06/2008	46,000	$2.28	$2.30
5/16/2008	3/31/2008	92,000	$2.31	$2.31
7/15/2008	6/30/2008	112,700	$2.31	$1.42
9/17/2008	6/30/2008	112,500	$2.31	$1.42
11/14/2008	9/30/2008	33,000	$1.45	$1.45
1/21/2009	12/31/2008	186,400	$1.22	$1.22
3/4/2009	3/6/2009	369,800	$1.26	$1.26
5/19/2009	3/31/2009	208,700	$1.26	$1.26
7/8/2009	6/30/2009	277,800	$1.43	$1.43
8/31/2009	8/31/2009	3,762,950	$1.38	$1.38
9/2/2009	8/31/2009	82,700	$1.38	$1.38
11/11/2009	9/30/2009	363,600	$1.48	$1.48
11/30/2009	9/30/2009	536,378	$1.48	$1.48
12/18/2009	9/30/2009	1,100,000	$1.48	$1.48
1/22/2010	12/31/2009	459,200	$1.91	$1.91
4/2/2010	3/31/2010	304,600	$2.00	$2.00
8/5/2010	6/30/2010	658,550	$1.03	$1.03
11/16/2010	9/30/2010	298,400	$1.06	$1.06
2/10/2011	12/31/2010	377,970	$1.51	$1.51

(1)	In evaluating the fair value of the common stock, we used the last appraisal performed before or at the grant date.
(2)	Exercise price set by our board of directors based on the estimated fair market value of our common stock on the grant date.
(3)	Retrospectively for 2006 and through April 2007 and contemporaneously thereafter calculated in accordance with the Valuation Practice Aid.

In periods prior to January 1, 2006, we believe that the estimated fair market value of our common stock, as determined by our board of directors, was reasonable based on several factors, including the book value per share of our outstanding stock, the liquidation preferences, dividend rights, voting control and other preferential rights attributable to our outstanding preferred stock, and our uncertain prospects. Our board of directors also based its determinations on developments in our business, such as the status of our sales efforts and revenues growth. In addition, our board of directors took into account the illiquid nature of our common stock and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company.

In 2006, our valuation methodology became increasingly complex as a result of our increased liquidation preference levels as well as the increased likelihood of achieving a liquidity event. Although our board of directors was consistent in its methodology in calculating the fair market value of our common stock for all periods, we believe that in the periods after December 31, 2005, the retrospective valuation of our common stock fair market value is more representative of the fair market value of our common stock as it was performed in compliance with the Valuation Practice Aid. As a result, we have used the retrospective valuation of the fair market value of our common stock in our calculation of our FAS 123(R) expenses in 2006 and 2007.

In January and October 2006, we completed additional rounds of financing in which we sold Series D preferred stock at a price of $2.432 per share. During 2006, we granted stock options to purchase shares of our common stock at an exercise price of $0.24 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair value of our common stock, as determined by our board of directors. In 2006, our revenues decreased 17.2% to $37.8 million, our net loss decreased 55% to $9.6 million and our cash usage from operations decreased to $11.1 million. The estimated fair value of our common stock was determined by our board of directors using the market approach, taking into consideration the sale price of the Series D preferred stock and associated liquidation preferences and rights of our Series A, Series B, Series C and Series D preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets, and the sustainability of our increased revenues levels.

The fair value of our common stock was retrospectively calculated and was determined to be $0.19 per share as of January 1, 2006. The appraisal of our common stock was performed using the probability weighted-expected return method consistent with the Valuation Practice Aid. For future liquidity events, liquidity dates in December 2008 based on forecasted fiscal year 2009 results were assumed. The most likely liquidity event was determined to be a strategic sale and was assigned a weighted probability of 65%. Continuation as a private company, liquidation and initial public offering were assigned weighted probabilities of 15%, 15% and 5%, respectively. In determining the fair value of our common stock, we applied a 15% discount for lack of marketability to reflect the fact that there is no established trading market for our stock. In determining the discount for lack of marketability, we took into account the following factors: the prospects and timeframe for an initial public offering of our stock or a sale of our company; existing contractual restrictions on the transferability of our common stock; the perceived risk of the enterprise; the concentration of ownership of our stock among our venture capital investors; the difficulty of valuing the enterprise and our common stock; and an absence of dividend payments on our common stock. We used a discount rate applied by an investor to achieve a required rate of return for an investment in a business like ours of 14%.

The retrospective appraisal of the fair value of our common stock at January 1, 2006 of $0.19 per share was below the previously estimated fair value of our common stock of $0.24 per share made by our board of directors. We believe the retrospectively calculated fair value is a better indicator of the fair value of our common stock than the fair value determined by our board of directors for the same period as it was performed in compliance with the Valuation Practice Aid.

The fair value of our common stock was retrospectively calculated and determined to be $0.15 per share, $0.16 per share, $0.16 per share and $0.15 per share as of February 28, 2006, April 30, 2006, June 30, 2006 and August 30, 2006, respectively. We held all assumptions for these valuation appraisals constant with the January 1, 2006 appraisal. The changes in the per share value of our common stock were a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations combined with closing our September 2005 sale of Series D preferred stock. The closing of this sale of our Series D preferred stock had the impact of diluting the common shares and reducing the value attributable to common stock due to the increase in the preferred stock liquidation preference. The retrospective appraisal of the fair value of our common stock for these dates was below the previously estimated fair value of our common stock made by our board of directors. We believe the retrospectively calculated fair value is a better indicator of the fair value of our common stock than the fair value determined by our board of directors for the same period as it was performed in compliance with the Valuation Practice Aid.

The fair value of our common stock was retrospectively calculated and determined to be $0.11 per share and $0.12 per share as of October 31, 2006 and December 31, 2006, respectively. The changes in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations, the change in weighted event probabilities and our closing of the October 2006 sale of Series D preferred stock. The closing of this sale of our Series D preferred stock had the impact of further diluting the common shares and reducing the value attributable to common stock due to the increase in the preferred stock liquidation preference. Based on our increased financial performance in the first nine months of 2006 and the improvement in the capital markets, we increased the liquidity event probability to 10% for an initial public offering and decreased the liquidation event probability to 10% for liquidation. The liquidity event probabilities of a strategic sale or continuation as a private company were held constant at 65% and 15%, respectively. All other assumptions for October 31, 2006 valuation appraisal were held constant with the January 1, 2006 through August 30, 2006 appraisals. The retrospective appraisal of the fair value of our common stock for these dates was below the previously estimated fair value of our common stock made by our board of directors. We believe the retrospectively calculated fair value is a better indicator of the fair value of our common stock than the fair value determined by our board of directors for the same period as it was performed in compliance with the Valuation Practice Aid.

In April 2007, we completed an additional round of financing in which we sold Series D preferred stock at a price of $2.432 per share. In May 2007 and August 2007, we completed rounds of financing in which we sold Series E preferred stock at a price of $2.5594 per share. During 2007, we granted stock options to purchase shares of our common stock at exercise prices ranging from $0.24 to $2.05 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair value of our common stock, as determined by our board of directors. The estimated fair value of our common stock was determined by our board of directors using the market approach, taking into consideration the sale price of the Series E preferred stock and associated liquidation preferences and rights of our Series A, Series B, Series C, Series D and Series E preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets, and the sustainability of our increased revenues levels.

The fair value of our common stock was retrospectively calculated and determined to be $0.75 per share as of February 28, 2007. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations, the change in weighted event probabilities and our closing of the October 2006 round of financing in which we sold Series D preferred stock. Based on our increased financial performance in 2006 and the improvement in the capital markets, we increased the liquidity event probability to 30% for an initial public offering and decreased the liquidation event probability for liquidation and strategic sale to 5% and 50%, respectively. The liquidity event probabilities of continuation as a private company was held constant at 15%. All other assumptions for the February 28, 2007 valuation appraisal were held constant with the December 31, 2006 appraisal. The closing of the October 2006 round of financing in which we sold our Series D preferred stock had the impact of further diluting the common shares and reducing the value attributable to common stock due to the increase in the preferred stock liquidation preference. The retrospective appraisal of the fair value of our common stock for this date was below the previously estimated fair value of our common stock made by our board of directors. We believe the retrospectively calculated fair value is a better indicator of the fair value of our common stock than the fair value determined by our board of directors for the same period as it was performed in compliance with the Valuation Practice Aid.

The fair value of our common stock was retrospectively calculated and determined to be $1.10 per share as of April 30, 2007. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations and the change in weighted event probabilities. Based on our increased financial performance in the first three months of 2007 and the preliminary discussions regarding our initial public offering, we increased the liquidity event probability to 45% for an initial public offering and decreased the liquidation event probabilities of strategic sale and continuation as a private company to 40% and 10%, respectively. The liquidity event probability of a liquidation was held constant at 5%. All other assumptions for April 30, 2007 valuation appraisal were held constant with the February 28, 2007 appraisal. The retrospective appraisal of the fair value of our common stock for this date was below the previously estimated fair value of our common stock made by our board of directors. We believe the retrospectively calculated fair value is a better indicator of the fair value of our common stock than the fair value determined by our board of directors for the same period as it was performed in compliance with the Valuation Practice Aid.

The fair value of our common stock was retrospectively calculated and determined to be $1.92 per share as of June 30, 2007. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations, the change in weighted event probabilities and our closing of the May 2007 round of financing in which we sold Series E preferred stock. Based on our increased financial performance in the first six months of 2007 and the engagement of investment bankers to discuss our initial public offering, we increased the liquidity event probability to 50% for an initial public offering and decreased the liquidation event probability of continuation as a private company to 5%. The liquidity event probabilities of a strategic sale or liquidation were held constant at 40% and 5%, respectively. As a result of the increased probability of an initial public offering or strategic sale, we decreased the discount for lack of marketability from 15% to 0% for the June 30, 2007 valuation. All other assumptions for June 30, 2007 valuation appraisal were held constant with the April 30, 2007 appraisal. The closing of the May 2007 sale of Series E preferred stock had the impact of further diluting the common shares and reducing the value attributable to common stock due to the increase in the preferred stock liquidation preference. The retrospective appraisal of the fair value of our common stock for this date was below the previously estimated fair value of our common stock made by our board of directors. We believe the retrospectively calculated fair value is a better indicator of the fair value of our common stock than the fair value determined by our board of directors for the same period as it was performed in compliance with the Valuation Practice Aid.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid and determined to be $2.05 per share as of September 30, 2007. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale, initial public offering liquidity event valuations, the change in weighted event probabilities and our closing of the August 2007 sale of Series E preferred stock. Based on our increased financial performance in the first nine months of 2007 and the beginning of our initial public offering process, we increased the liquidity event probability to 68% for an initial public offering and decreased the liquidation event probability of a strategic sale to 22%. The liquidity event probabilities of a continuation as a private company or liquidation were held constant at 5% and 5%, respectively. All other assumptions for September 30, 2007 valuation appraisal were held constant with the June 30, 2007 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $2.26 per share as of December 31, 2007. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations combined with the change in weighted event probabilities and the impact of the Series. Based on our increased financial performance in 2007 and the filing of the registration statement of which this prospectus forms a part, we increased the liquidity event probability to 75% for an initial public offering and decreased the liquidation event probability of a strategic sale to 23%. The liquidity event probabilities of a continuation as a private company or liquidation were lowered to 1% and 1%, respectively. All other assumptions for December 31, 2007 valuation appraisal were held constant with the September 30, 2007 appraisal.

In November 2008, we completed a round of financing in which we sold Series F preferred stock at a price of $2.72 per share. During 2008, we granted stock options to purchase shares of our common stock at exercise prices ranging from $1.45 to $2.31 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair value of our common stock, as determined by our board of directors. The estimated fair value of our common stock was calculated in compliance with the Valuation Practice Aid, taking into consideration our current and forecasted financial performance, the probability of different liquidation events, and our enterprise value driven by public market comparables.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $2.30 per share as of March 6, 2008. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations combined with the dilutive effects of convertible debt issued in March 2008. All other assumptions for March 6, 2008 valuation appraisal were held constant with the December 31, 2007 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $2.31 per share as of March 31, 2008. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations combined with the change in weighted event probabilities. All other assumptions for March 31, 2008 valuation appraisal were held constant with the March 6, 2008 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.42 per share as of June 30, 2008. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations combined with the change in weighted event probabilities. Based on market uncertainty and a weakening market for initial public offerings, we decreased the liquidity event probability to 49% for an initial public offering and increased the liquidation event probability of a strategic sale to 49%. All other assumptions for June 30, 2008 valuation appraisal were held constant with the March 31, 2008 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.45 per share as of September 30, 2008. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations combined with the change in weighted event probabilities. All other assumptions for June 30, 2008 valuation appraisal were held constant with the March 31, 2008 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.22 per share as of December 31, 2008. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. The closing of the November 2008 round of financing in which we sold our Series F preferred stock had the impact of further diluting the common shares and reducing the value attributable to common stock due to the increase in the preferred stock liquidation preference. All other assumptions for December 31, 2008 valuation appraisal were held constant with the September 30, 2008 appraisal.

During 2009, we granted stock options to purchase shares of our common stock at exercise prices ranging from $1.22 to $1.48 per share. Stock options granted to employees and consultants were granted with an exercise price equal to the estimated fair value of our common stock, as determined by our board of directors. The estimated fair value of our common stock was calculated in compliance with the Valuation Practice Aid, taking into consideration our current and forecasted financial performance, the probability of different liquidation events, and our enterprise value driven by public market comparables.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.26 per share as of March 31, 2009. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for March 31, 2009 valuation appraisal were held constant with the December 31, 2008 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.43 per share as of June 30, 2009. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for June 30, 2009 valuation appraisal were held constant with the March 31, 2009 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.38 per share as of August 31, 2009. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for August 31, 2009 valuation appraisal were held constant with the June 30, 2009 appraisal.

In reliance on the fair value calculation as of August 31, 2009, our board of directors determined on September 2, 2009, that outstanding options with an exercise price above $1.38 per share would have such strike price reduced to $1.38 per share.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.48 per share as of September 30, 2009. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for September 30, 2009 valuation appraisal were held constant with the August 31, 2009 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid, and determined to be $1.91 per share as of December 31, 2009. In calculating our December 31, 2009 common stock valuation, we increased the probability of the initial public offering liquidity event to 60% and decreased the probability of the strategic sale liquidity event to 38%. These changes were made as a result of us re-starting our initial public offering process. The liquidity event probability changes combined with public market changes impacting the strategic sale and initial public offering liquidity event valuations drove the change in our enterprise value. All other assumptions for December 31, 2009 valuation appraisal were held constant with the September 30, 2009 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid and determined to be $2.00 per share at March 31, 2010. The change in the per share value of our common stock was a result of the change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for March 31, 2010 valuation were held constant with the December 31, 2009 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid and determined to be $1.03 per share at June 30, 2010. In calculating our June 30, 2010 common stock valuation, we (a) increased the probability of a strategic sale to 50% from 38%; (b) increased the probability of continuation as a private company to 5% from 1%; (c) increased the probability of a liquidation sale to 5% from 1%; and (d) decreased the probability of an initial public offering to 40% from 60%. These changes were made based on our evaluation of the initial public offering market and general market conditions. The change in the per share value of our common stock from March 31, 2010 was a result of the change in our liquidation event probabilities combined with a change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for the June 30, 2010 valuation were held constant with the March 31, 2010 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid and determined to be $1.06 per share at September 30, 2010. The change in the per share value of our common stock from June 30, 2010 was a result of the change in enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuations. All other assumptions for the September 30, 2010 valuation were held constant with the June 30, 2010 appraisal.

The fair value of our common stock was calculated in compliance with the Valuation Practice Aid and determined to be $1.51 per share at December 31, 2010. In calculating our December 31, 2010 common stock valuation, we (a) Increased the probability of an initial public offering to 62% from 40%; (b) decreased the probability of a strategic sale to 37%; (c) reduced the probability of a liquidation sale to 1% and (d) decreased the probability of continuing as a private company to 0%. These changes were made based on our evaluation of the initial public offering market and general market conditions. The change in our liquidation event probabilities combined with a change in our enterprise value driven by public market changes impacting the strategic sale and initial public offering liquidity event valuation. All other assumption’s for the December 31, 2010 valuation were held constant with the September 30, 2010 appraisal.

Accounting for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable

We account for our preferred stock warrants in accordance with FASB issued guidance now codified within FASB Topic No. 480, Distinguishing Liabilities from Equity, which requires that warrants be recorded as liabilities and carried at their fair value. Our adoption of FASB ASC Topic No. 480 in 2006, resulted in a cumulative effect of change in accounting principle of $558,000 and $455,000 of other income. In the year ended December 31, 2007, the change in the fair value of our preferred warrants resulted in $2.1 million of other expenses. In 2008, the change in the fair value of our preferred warrants resulted in $1.6 million of other income. In 2009, the change in the fair value of our preferred warrants resulted in $64,000 of other income. In 2010, the change in the fair value of our preferred warrants resulted in $2.5 million. For warrants issued in conjunction with our debt financings, we record the fair value of the warrants as debt discount on our consolidated balance sheet and amortize as non-cash interest expenses. The debt discount is not subject to future fair value adjustments. In the year ended December 31, 2007, we recorded $1.6 million in debt discounts related to the issuance of warrants in conjunction with our debt financings. In the year ended December 31, 2010, we recorded $684,000 in debt discounts related to the issuance of warrants in conjunction with our debt financings. In the three months ended March 31, 2011, we recorded $2.7 million in debt discounts related to the issuance of warrants in conjunction with our debt financings.

Accounting for Income Taxes

We have incurred net losses since our inception. We account for income taxes in accordance with FASB guidance now codified within FASB ASC Topic No. 740, Income Taxes, which requires companies to recognize deferred income tax assets and liabilities for temporary differences between the financial reporting and tax bases of recorded assets and liabilities and the expected benefits of net operating loss and credit carryforwards. FASB ASC Topic No. 740 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We evaluate the realizability of our deferred income tax assets, primarily resulting from net operating loss and credit carryforwards, and adjust our valuation allowance, if necessary.

Quantitative and Qualitative Disclosures About Market Risk

A significant portion of our operations are based in the U.S. and, accordingly, these transactions are denominated in U.S. dollars. However, we have foreign-based operations in the U.K., Israel and Turkey, where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of foreign currencies. For the years ended December 31, 2009 and 2010 approximately 50% and 64%, respectively of our consolidated revenues were derived from our international subsidiaries. We believe that we mitigate currency exchange rate risk by invoicing clients in the same currency as the related costs. Our primary foreign currency exposures relate to our short-term intercompany balances with our foreign subsidiaries. Our primary foreign subsidiaries have functional currencies denominated in the British pound, Israeli new shekel, Turkish lira, Euro and Swiss franc and foreign denominated assets and liabilities are remeasured each reporting period with any exchange gains and losses recorded in our consolidated statements of operations. Based on currency exposures existing at March 31, 2011, a 10% movement in foreign exchange rates would not expose us to significant gains or losses in earnings or cash flows. We do not use derivative instruments for managing any of our foreign currency exposure.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation has had any material effect on our results of operations during 2006, 2007, 2008, 2009, 2010 and 2011.

Recent Accounting Pronouncements

In December 2007, the FASB issued guidance now codified within FASB ASC Topic No. 805, Business Combinations. This guidance is effective for fiscal years beginning on or after December 15, 2008, and applies to all business combinations. FASB ASC Topic No. 805 provides that, upon initially obtaining control, an acquirer shall recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, FASB ASC Topic No. 805 changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB ASC Topic No. 420, Exit or Disposal Cost Obligations, would have to be met at the acquisition date; and (5) In-process research and development charges will no longer be recorded. The adoption of FASB ASC Topic No. 805 on January 1, 2009 did not impact our financial statements, however could materially change the accounting for business combinations consummated subsequent to that date.

In April 2008, the FASB issued guidance now codified within FASB ASC Topic No. 350, Intangibles—Goodwill and Other. FASB ASC Topic No. 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC Topic No. 350. FASB ASC Topic No. 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We adopted this statement as of January 1, 2009. The adoption of FASB ASC Topic No. 350 had no impact on our financial condition, results of operations, or cash flows.

In November 2008, the FASB issued guidance now codified within FASB ASC No. Topic 260 Earnings Per Share, (ASC 260). ASC 260 clarifies that incentive distribution rights as participating securities and provides guidance on how to allocate undistributed earnings to the participating securities and compute basic EPS using the two-class method. This amendment is effective retrospectively January 1, 2009 and interim periods within fiscal year 2009 with early application not permitted. The adoption had no impact on our financial position, results of operations, or cash flows.

In April 2009, the FASB issued guidance now codified within FASB ASC Topic No. 820, Fair Value Measurements and Disclosure (ASC 820). ASC 820 removes leasing transactions and related guidance from its scope. These amendments delay the effective date for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, or January 1, 2009. We adopted these amendments on January 1, 2009. The adoption had no impact on our financial position, results of operations, or cash flows. In addition, ASC 820 provides further guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. ASC 820 includes disclosure in interim and annual reporting periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs. These amendments are effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for us, and shall be applied prospectively, with early adoption permitted. We adopted these amendments in our interim reporting for the period ended June 30, 2009. The adoption had no impact on our financial position, results of operations, or cash flows.

In May 2009, the FASB issued guidance now codified within ASC Topic No. 855, Subsequent Events (ASC 855). ASC 855 establishes standards for accounting and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). ASC 855 requires an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. We adopted these amendments within our interim reporting for the period ended June 30, 2009. The adoption of ASC 855 had no impact on our financial condition, results of operations, or cash flows.

In June 2009, the FASB issued guidance now codified within ASC Topic No. 105, Generally Accepted Accounting Principles (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification (the Codification) as the single source of authoritative non-governmental U.S. GAAP. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. Rules and interpretative releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards, and all other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The provisions of ASC 105 are effective for interim and annual reporting periods ending after September 15, 2009. The adoption of ASC 105 is for disclosure purposes only and had no impact on our financial condition, results of operations, or cash flows.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, Multiple-Delivery Revenue Arrangements (ASU 2009-13). ASU 2009-13 establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments of ASU 2009-13 also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendors’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the potential effect, if any, the adoption of ASU 2009-13 will have on our financial condition, results of operations, or cash flows.

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. More specifically, if the software sold with or embedded within the tangible product is essential to the functionality of the tangible product, then this software, as well as undelivered software elements that relate to this software, are excluded from the scope of existing software revenue guidance. ASU No. 2009-14 is effective for fiscal years that begin on or after June 15, 2010. Early application is permitted. We are currently evaluating the potential effect, if any, the adoption will have on our financial condition, results of operations, or cash flows.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet arrangements or activities.

BUSINESS

Overview

We are a global provider of information technology (IT) consulting, implementation and managed services focused in the data center. We believe that cloud computing, virtualization, the increasing demand for data storage, backup and disaster recovery, and a growing number of government and industry regulations, among other things, are driving a major shift in data center architecture and IT infrastructure. In addition, the increasing demand for energy and computing power in outdated data centers, ongoing data growth and constrained data center budgets are creating a demand for services to help companies adopt, integrate and manage new technologies and capabilities. Our vendor independent services help our clients address inefficiencies in their data center environment and help them fill the gap between their current capabilities and those needed to support these new and emerging IT architectures and technologies.

We deliver IT services through Transom, our unique business model consisting of software tools, methodologies and subject matter expertise, each developed over the course of thousands of client engagements. Transom allows us to standardize our global offerings into high quality services that can be delivered in a consistent manner to our clients.

Our clients include approximately half of the Fortune 100 companies. We have clients across many industries, including financial services and insurance, energy, healthcare and medical, travel and entertainment and government agencies, primarily in North America, Europe and the Middle East. Our clients use our services to reduce costs, minimize risk and improve control and visibility in their data centers.

As of March 31, 2011, we had 533 employees, including approximately 41 direct sales people. Our sales effort is further bolstered by our strategic relationships with technology relationships such as Dell Products L.P. (Dell), International Business Machines Corp. (IBM), Cisco Systems, Inc. (Cisco), Bull SAS (Bull), Hewlett-Packard Company (HP), Cable & Wireless Worldwide (C&WW) and Citrix Systems, Inc. (Citrix).

Our revenues consist of services and product revenues. Our focus is on growing services revenues. Our services revenues have grown from $35.2 million in 2006 to $94.9 million in 2010, reflecting a total compounded annual growth rate of 28%, including acquisitions. Our services revenues have grown from $21.3 million for the three months ended March 31, 2010 to $26.5 million for the three months ended March 31, 2011. For 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011, we had net losses to common stockholders of $(28.1) million, $(12.8) million, $(25.9) million, $(10.2) million and $(6.6) million. At March 31, 2011, we had an accumulated deficit of $(151.8) million.

Our Services

We offer our clients a number of services aimed at improving the performance of their data centers. A data center is the physical environment that houses IT infrastructure, which typically consists of storage, server and networking hardware and software that supports business functions, such as accounting and payroll, marketing and sales, and customer service. Initiatives like cloud computing cross several areas of IT infrastructure and our services help clients design, plan, execute and manage new technology in their data centers.

Our services support our clients through any stage of adopting, deploying or managing technology in their IT environments. In addition, they are highly complementary. For example, a strategic consulting engagement may lead a client to hire us for infrastructure implementation services to execute the plans we developed and thereafter retain us for managed services to operate the new environment. Clients may turn to us for any single service category or work with us across all three categories of services.

Strategic Consulting Services

Our strategic consulting services typically consist of customized, industry-specific consulting engagements through which we help our clients develop strategies, architectures and business cases to optimize their IT infrastructure. During these engagements, our consultants work with our client’s in-house IT team to understand the current state and the desired future state of their IT environment. With this information, we determine the appropriate operational processes, technology features and functionality, budget and timeline to reach that future state. Since these engagements are specific to the needs of each client’s particular environment, the project deliverables vary but often include a written executive summary, current state/future state and gap analysis, design and architecture of proposed IT environment and detailed business case with associated cost analysis. These projects can last from a few weeks to several months, depending on the scope of the project and the complexity of the client’s IT environment.

As an example, we worked with four related subsidiaries of a multinational corporation to determine the optimal solution for their six separate data centers in the U.S. We helped our client develop and evaluate a number of different design options, and ultimately demonstrated significant cost savings through a model consolidating the six data centers while maintaining internally-managed operations rather than outsourcing them.

Implementation Services

Our implementation services help clients with the technical deployment, modernization and integration of complex technologies in their data centers. Our services help clients integrate new technologies into their existing IT environments and create a more efficient IT infrastructure that fully leverages assets, reduces costs and meets or exceeds target service levels. In these engagements, our consultants work on-site with the client team to complete technology upgrades and technical deployments of hardware and software. These projects can last several weeks to several months, and the outcome is a more efficient environment.

For example, one of our clients is a leading global retail bank that initially engaged us for consulting and implementation services in their backup environment. The original engagement was to help them migrate to new technology, which subsequently expanded into a larger data center discovery program across more than 5,000 servers and two petabytes of storage. We identified areas for stabilization and transformation that delivered cost savings and mitigated risk. The deliverables were a comprehensive report, business case and presentation defining the work required. A team of four GlassHouse consultants is now in the second year of working through the tasks identified in the program and has a clear project plan for the next 12 months.

Managed Services

Our managed services provide operational management of various aspects of a client’s IT infrastructure, including storage, backup, databases, virtual server environments and facets of IT security. Governed by a set of service level agreements, we assume all operational responsibilities on behalf of our clients for day-to-day tasks for these areas of IT infrastructure. We also provide visibility into clients’ IT infrastructure through reporting and monitoring services, delivered through a software-as-a-service tool suite, and customer support services that include global remote technical support, field services and logistics through our 24 hour, seven days a week, 365 days a year service operations center in Cary, North Carolina.

One of our managed services clients is a leading pharmaceutical company that initially engaged us for consulting and implementation services in its storage and backup environments. This subsequently expanded into backup managed services, where our consultants are responsible for the day-to-day management of all backup operations. As part of this service, we provide regular reports and analysis of those reports to the client and resolve any issues affecting backup success rates. Over three years, we expanded our services within the client’s IT environment to include virtualization project work, security services and managed services for database and virtual environments.

Areas of Expertise

We offer our IT consulting, implementation and managed services across six primary large and growing markets:

Area of IT Infrastructure	Description of Services	Market Size and Growth
Cloud Computing	We help clients implement best practices and tools, such as service management matrices and cost of capacity analyses, to take advantage of the benefits of both private and public cloud computing.	Cloud computing is Internet-based computing in which hardware, software and information are provided to the customer as an on-demand service. Cloud infrastructure is the servers, network security and storage that enable cloud computing solutions. According to Gartner, cloud infrastructure services are expected to grow at a 49.4% CAGR from $1.8 billion in 2009 to $13.4 billion by 2014. (Source: Gartner, Inc. (Gartner))[1] We believe that the expected growth in cloud services reflects a shift in business computing that will result in clients utilizing our consulting services as they seek to adopt this new technology.
Virtualization	We help clients design, integrate and manage their virtualized environments, encompassing servers, storage, desktop, databases and applications.	Virtualization is the creation of a virtual (rather than physical) version of a component of IT infrastructure, such as an operating system, server, storage device or network resource, resulting in higher utilization of physical infrastructure. According to Gartner, spending on x86 server and desktop virtualization software technologies is forecast to grow at 25.7% CAGR through 2014, reaching $6.3 billion.[2] We believe that this growth in the software virtualization market will result in increased spending for our services as clients seek external expertise and support to integrate new technology and migrate to virtualized data center environments.
Data Storage/Backup & Recovery	We help clients design, integrate and manage their data storage and backup technologies.	The data storage services market, which includes consulting and managed services as well as data storage capacity services for backup and recovery operations, is expected to grow at a 4.0% CAGR from $14.7 billion in 2009 to $18.3 billion by 2014. (Source: Gartner)[3] Although we do not currently provide data storage capacity as part of our service offerings, we believe the growth in the overall data storage services market will lead to increased demand for our consulting, implementation and managed services offerings.
Data Center Consolidations/ Migrations	We help clients plan and execute data center consolidations and migrations, with a focus on risk management and cost efficiency.	Consolidations and migrations involve the creation of a new architecture for IT hardware and software, relocation of data and the hardware that holds it, technology upgrades and changes to IT management processes. In a recent Enterprise Strategy Group survey, more than 35.0% of respondents are aggressively consolidating their data centers and rank it among their top three initiatives over the next 12-18 months.[4] We believe that continued spending on data center consolidations/migrations will result in increased demand for our services as we help clients plan and execute these projects.
IT Security	We help clients design, optimize and manage the security aspect of their IT environments according to their business requirements and risk tolerance profile.

The IT security services market is expected to increase at a CAGR of 8.2% from $27.8 billion in 2009 to $41.4 billion in 2014, according to Gartner.[5] We believe that this growth will result in increased demand for our IT security services, as we help clients plan and execute projects to improve their IT security.

Disaster Recovery	We help clients develop, implement and test disaster recovery plans to mitigate risk and ensure business resiliency.	The disaster recovery market crosses several domains, including storage, backup, virtualization and IT security. We believe that as the other market areas experience growth, the need for updated disaster recovery plans, processes and technical implementation will increase, resulting in additional demand for our services.

Our clients engage us through either fixed fee or time and materials contracts, with the majority of our contracts being fixed fee with fixed deliverables. Typically, consulting projects are scoped around defined milestones and deliverables, and are delivered by teams of consultants over weeks or months. Often, our clients engage us to execute a full transformational program consisting of a series of related projects. By breaking the program down into phased projects, we can more efficiently meet each project milestone and deliverable on time and on budget. Managed services contracts are governed by a set of service level agreements that define responsibilities, thresholds and response requirements. These services are delivered by a team that supports multiple clients from our service operations center. Managed services contracts are typically in excess of one year in duration.

1.	Gartner Inc: Forecast: Public Cloud Services, Worldwide and Regions, Industry Sectors, 2009-2014. By Ben Pring, Robert H. Brown, Lydia Leong, Adam W. Couture, Fabrizio Biscotti, Benoit J. Lheureux, Andrew Frank, Jeffrey Roster, Susan Cournoyer and Venecia K. Liu. 2 June 2010. The Gartner Reports described herein (the Gartner Reports) represent data, research, opinions or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, and are not representations of fact. We have been advised by Gartner that each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. Please see the section titled “Industry and Market Data” for more information about the industry and market data and other statistical information used by us throughout this prospectus.
2.	Gartner Inc: Market Trends: x86 Virtualization Market Driven by Management and Desktop Needs. By Alan Dayley. 17 September 2010.
3.	Gartner Inc: Forecast: Storage Professional Services, Worldwide, 2009-2014. By Adam W. Couture, Rob Addy, Yuko Adachi and Freddie Ng. 4 January 2011.
4.	Enterprise Strategy Group, Data Center Consolidation and Construction Trends. June 2010
5.	Gartner Inc: Forecast: Security Services Markets Worldwide, 2009-2014. By Ruggero Contu, Andrew Walls, Casper Carsten, Jason Harris and Kelly Kavanagh. September 2010.

Our Business Model: Transom

Transom is our unique business model that enables us to provide consistent, high-value services to our clients. Transom is composed of three elements: software tools, methodologies and subject matter expertise. Each of our client engagements incorporates some combination of these elements to provide clients with a customized and effective solution.

Software Tools

We use software tools to enhance predictability, efficiency and quality in the delivery of our services. Our suite of tools includes those we have developed internally, those we have acquired, and those based on third-party software which we have modified to fit our service delivery requirements. These tools support our services, automate processes and improve client service and satisfaction. While we have occasionally licensed our software tools to clients directly, software licensing is not part of our strategy and we have not derived material revenues from such licenses.

Our key tools include:

Reflector is a governance tool that helps our consultants manage complex customer projects. We have two versions of Reflector. One is specific to helping customers with data center migrations and the other is designed to help oversee desktop virtualization initiatives.

Reflector for Data Center

Reflector for Data Center (DC) manages the process of data center migrations. Our consultants use Reflector for DC to identify the interdependencies between applications and the hardware on which they reside, taking into account the fact that multiple applications are often housed on a single piece of hardware. Reflector for DC helps our consultants build customized task lists to manage the migration process, aligning the required tasks within the requisite timeframe, then assigning those task lists to appropriate people responsible for completing them. Reflector for DC can be used to re-model scenarios as the IT environment changes, thus minimizing the risk that a single action or issue can interrupt the entire migration process. Using this tool, our consultants can obtain a “single-pane” view across all the layers of the data center migration.

Reflector for Workspace

Reflector for Workspace is an automation tool used to gather data and schedule activities to support hosted virtual desktop infrastructure (“HVD”) deployments. Typically, a HVD deployment is time intensive, requiring interaction between the user of each desktop computer and the deployment team. By automatically gathering data at both the desktop device and user level, Reflector for Workspace streamlines the timing and execution of the HVD deployment. The tool provides flexibility for the individual user to manage the technology deployment on the user’s own schedule but still within the parameters of the overall project requirements. The project manager benefits from real-time reports against the overall project schedule. Reflector for Workspace is highly scalable from a single site deployment to multi-country, multi-site deployments.

vLab

vLab is a patent-pending tool that allows clients to model HVD deployments prior to investing in new technology. Clients can see the impact of deploying HVD in their environment in days rather than weeks or months. This saves clients time and resources by dynamically creating a “virtual data center” based on a client’s specific system configuration and customized inputs. vLab also shortens our sales cycle by eliminating the need for lengthy and costly “real world” proof of concept engagements, as well as lowers our costs by reducing the need to have our consultants travel to client locations.

Optics

Optics is a suite of tools for reporting and monitoring services, providing visibility into the performance of a particular aspect of a client’s IT environment. We provide a suite of managed services offerings, including Optics for Storage; Optics for Backup; Optics for Virtual Environments; Optics for Database; Optics for Vulnerability Management; and Optics for Security Information Management. Each is offered in a scalable software-as-a-service model, supported by both proprietary and third party software tools.

For example, Optics for Virtual Environments provides visibility into a client’s virtual infrastructure through reports, monitoring and analysis by our consultants. We monitor the virtual server environment 24x7 and generate performance and capacity reports. Our consultants analyze the reports and provide actionable recommendations for how to manage and optimize the environment for peak performance and cost savings. Optics for Virtual Environments is a subscription-based service.

EV Tools

In our recent acquisition of vcare Infosystems AG, we acquired a suite of software products called EVTools. These products are sold to customers to help manage their backup and archiving environments. We offer licenses and support for these products.

Methodologies

Another important component of Transom is our proven methodologies to address process and planning inefficiencies within clients’ IT environments. While each methodology is specific to a particular area in IT infrastructure or a particular set of challenges, the purpose of each is to increase efficiency, reduce risk and improve service levels. These methodologies were developed through our experience in working on thousands of client engagements and are shared throughout our company for the benefit of all of our clients. These methodologies include:

Link

We help our clients improve the process of data center migration from an ad hoc project plan to a streamlined “assembly line,” significantly reducing the time required to complete the migration and minimize the associated business risk. While the majority of individual tasks performed in a data center migration are standard IT operations, a successful migration requires the careful synchronization of these tasks so they are executed in the correct order and with all associated details addressed. Link, supported by our proprietary Reflector tool, reduces the complexity associated with managing multiple interdependent streams of work while continuing to support business processes without interruption.

Accelerate

Accelerate is a four-phase (Design, Plan, Deploy and Transition) methodology that helps enterprises move rapidly from a decision to invest in a new technology or capability to its deployment and adoption. Because the success of Accelerate hinges on driving broad stakeholder agreement in the initial Design phase, we start with a two-day facilitated session, bringing together disparate stakeholders to detail the future state of the new IT environment. In a scripted process, our consultants facilitate a discussion of the new technology and the goals of each stakeholder, while planning for architecture updates and deployment. Conducting this process upfront with the broad group of stakeholders helps manage any issues and misunderstandings prior to actual deployment. At the end of the workshop, all stakeholders sign off on the design and the second phase, Plan, begins. Here we develop a detailed plan for execution and a full architecture, taking into account the unique characteristics of the client’s environment, then define the total level of effort required and develop an economic return on investment model and business case for the deployment. In the Deploy phase, we assemble a team to complement the client’s existing resources, integrate the technology according to the plan, then quickly move to the Transition phase, where we help the in-house team understand how to manage and support their new IT environment.

Script

Script is a three-phase (Plan, Deploy and Go Live) approach, typically implemented in four to six weeks, to bring a client on to our managed services platform with minimal disruption to daily business activities. We implement standard service activities across the client’s environment while allowing flexibility for unique client requirements and integration with existing systems and processes. Key to Script is the early development of a mutually-agreed terms of reference document, which contains the detailed processes and procedures that govern each party’s responsibilities and define the detailed service levels of the managed service.

Subject Matter Expertise

We have developed significant subject matter expertise from hands-on experience in thousands of client engagements. Our consultants have deep expertise in multi-vendor environments and focus on providing solutions that meet the client’s business requirements irrespective of the technology in that environment. Our clients, who engage with us repeatedly to help drive and support their businesses, validate our expertise.

Our consultants have an average of approximately 15 years of experience and present at global industry events, write columns for industry publications, and author whitepapers and bylined articles about industry issues. We average 50 bylined articles per year and our consultants speak regularly at the industry’s largest events, including VMWorld, IP Expo and Interop.

Drivers of Demand for Our Services

The convergence of new technologies and increased demands on IT infrastructure is creating significant challenges for IT executives. In order to remain competitive on a cost and time-to-market basis, IT executives must ensure that they are adapting to new paradigms of efficiency, speed and application delivery. We believe that IT executives recognize that their in-house teams are more focused on managing day-to-day operations and will therefore increasingly turn to third-party consulting firms to help identify and incorporate new and emerging technologies in order to:

Capitalize on Cloud Computing and Virtualization Technologies

To improve efficiency and agility, as well as to manage costs, IT executives are looking to optimize existing assets while leveraging new technologies such as cloud computing and virtualization to gain higher efficiency from their IT environments. We believe these initiatives have inherent challenges and are leading enterprises to augment their internal IT teams with third-party consulting and managed services to ensure best practices are implemented and service levels are met. The challenges businesses are facing include:

•

Data Center Optimization: As enterprises continue to generate more data that must be stored and protected, they are forced to increase the size of their data centers and draw on additional resources to support and manage them. Hardware, power and cooling requirements for data centers are increasing rapidly. According to ESG, 45% of organizations currently reducing or consolidating data centers are also in the process of building at least one net-new data center. This is likely the result of organizations looking to decommission older, inefficient data centers and consolidate workloads in larger, net-new facilities capable of supporting equivalent computing power in a more efficient manner.[6] IT executives must determine how to best manage their complex, multi-vendor environments and still support business agility and growth. We believe that enterprises’ in-house IT staff often lack the expertise and the time to take on a data center optimization initiative.

•

Adoption of Virtualization Technologies: Both server virtualization and desktop virtualization are projected to grow over the next few years. Gartner believes that most enterprises must openly evaluate and implement virtualization at the server and desktop level to take advantage of cost-cutting opportunities and to remain competitive.[7] This creates opportunities for services companies to help enterprises deploy, manage and monitor their newly virtualized environments, and to ensure that the virtual environment is working in concert with the other domains in IT, such as storage, networking and security. There is also growing interest in virtualizing desktop environments, which would allow enterprises to have greater control and management over individual employees’ desktop systems for improved performance and security. Gartner predicts the HVD software market to grow from $150.4 million in 2009 to $1.7 billion in 2014.[8] We believe this increased acceptance of virtualization technology at the desktop layer will require enterprises to invest in additional third-party resources with specific virtualization expertise to manage the projects with minimal risk to the business.

Manage Risk Efficiently and Cost Effectively

IT executives must address both external and internal threats in order to manage risk. External threats include catastrophic weather events and terrorist attacks that are beyond an IT executive’s control, but still must be addressed through contingency plans. External threats also include computer and network viruses and hackers. In response to these external threats, there has been a significant increase in regulatory mandates created to protect data and consumer privacy. Businesses that do not comply with these regulations face legal sanctions and regulatory violations that may result in significant fines and impact their ability to conduct business. In addition, the negative impact of not implementing adequate threat defenses or contingency plans goes far beyond data loss and can also include loss of revenues and loss of client confidence.

Internal risks are the risks associated with complex, multi-vendor IT environments. As new and emerging technologies are introduced into the data center, there is an increasing risk for integration error. Assets may be improperly configured or staff members may not know how to manage the new technology, which could result in enterprises facing interruptions in daily business operations or the loss of data critical to business functions.

IT executives must mitigate these internal and external risks through:

•

Data Protection: Businesses depend on practical and proven business continuity and disaster recovery plans to safeguard against catastrophic events, criminal activity and human error. Data protection also includes the reliable management of backup and recovery processes to ensure data is available when needed, especially in case of disaster or litigation (e-discovery).

•

IT Security: Due to the constant threat of attack for new and evolving technologies, IT managers must identify and address vulnerabilities in their IT environment, as well as stay abreast of potential threats, such as viruses, hackers and disgruntled employees.

•

Compliance: IT departments must comply with governmental and industry-specific regulations for data retention and management. For example, the Payment Card Industry Data Security Standard is a set of requirements designed to ensure that all companies that process, store or transmit credit card information maintain a secure environment. Retailers must add the cost and processes for establishing best practices and verifying their compliance status with an approved scanning vendor. Penalties for noncompliance range from $5,000 to $100,000. This is an added layer of administrative and operational management that IT departments in retail organizations must satisfy.

[6]	Enterprise Strategy Group, Data Center Consolidation and Construction Trends. June 2010.
[7]	Gartner Inc: Market Trends: x86 Virtualization Market Driven by Management and Desktop Needs. By Alan Dayley. 17 September 2010.
[8]	Gartner Inc: Market Trends: x86 Virtualization Market Driven by Management and Desktop Needs. By Alan Dayley. 17 September 2010.

Minimize Costs Within Constrained IT Budgets

Business and technology leaders are expected to address an increasing scope and complexity of IT challenges with fewer resources and usually under substantial time pressures. There is an interrelated set of budget issues that IT departments must balance, such as:

•

Managing Operating Expenses: The ongoing costs associated with existing assets—from licensing fees to maintenance to energy bills—continue to increase. In addition, IT executives are buying more hardware and software to manage data growth. These assets require maintenance, licenses and resources to manage them.

•

Maximizing Existing Assets: There remains a large amount of trapped IT value in existing infrastructure bases. For example, Gartner states virtualization efforts primarily focus on servers run at low average utilization levels (typically, 12% or less). Virtualization can increase utilization four-fold or more.[9]

•

Lack of Transparency into Total Cost of Ownership (TCO): We believe that IT executives find it difficult to establish a TCO for their assets or to calculate the return on investment of their IT infrastructures due to a lack of transparency into costs and a lack of tools and capabilities. The result is that IT executives cannot make a reasonable business case for future purchases, or justify the expense of maintaining their current IT infrastructure, because they do not have a clear understanding of the value of what they currently own.

Benefits of Our Services

We believe our services provide compelling benefits to our clients, including:

Access to Leading-Edge Data Center Infrastructure Strategies and Practices

Given the ever-changing nature of the data center technologies and business requirements, it is very challenging for IT organizations to keep up with data center best practices. Our broad and deep experience in data center strategy, integration and management allows us to offer approaches that the client may not have considered without the engagement of an expert. This expertise can provide significant value to the overall engagement.

Demonstrable Return on Investment

We have developed software tools and methodologies that demonstrate the value of our service offerings. Through our IP and subject matter expertise we are able to demonstrate significant value generated from our projects, such as optimizing the total cost of a client’s data infrastructure, decreasing the risk of unplanned downtime and data loss, improving service levels and improving control and management of the environment. Providing clear evidence of these benefits helps our clients validate their projects and advances the view of the IT organization’s strategic importance within their own companies.

Minimized Project Execution Risk

Large IT projects are highly complex and often can lead to unplanned costs and slippage of target completion dates. Our well-established tools and methodologies mitigate this execution risk by quickly identifying potential roadblocks both prior to and during the execution of these complex projects. Our expertise in data centers allows us to identify and resolve many problems before they create setbacks to the overall project.

Decreased Risk of Data Loss

We work with our clients to develop and implement tailored disaster recovery, data protection and IT security solutions that safeguard against operational failures, catastrophic events and unauthorized activity. We provide vendor independent expertise and unique tools to provide visibility and remediation support to mitigate risk. By addressing these issues, we help our clients avoid the potential interruption of business activities, negative impact on business reputation and financial penalties related to regulatory noncompliance.

Enhanced Visibility into the IT Environment

Our managed services provide clients with continuous monitoring of and reporting on their IT infrastructure. This visibility reduces the complexities of managing IT infrastructure and allows clients to focus on their core business.

[9]	Gartner Inc: Gartner Inc: Network Managers’ 10 Most-Challenging I&O Trends. By Jay E Pultz. 19 October 2010.

Our Growth Strategy

Our objective is to enhance our industry position, while continuing to grow our revenues and profitability. Our strategy to achieve these objectives includes the following:

Deepen and Expand Relationships with Our Current Client Base

We have historically generated a significant amount of our revenues from new projects with existing clients. As clients adopt cloud computing and other new technologies, we expect to continue to sell services to meet their evolving needs. For clients with global operations, our expanded geographical reach allows us to sell more of our services throughout the client’s enterprise. As we continue to expand geographically, we expect to increase our penetration across global enterprises. In addition, we believe there is a significant opportunity to expand the scope of our client relationships as we develop new service offerings and capabilities, and further establish relationships with senior executives with broader IT management oversight.

Engage New Clients with Our Direct Sales Force

Our direct sales team also pursues a target prospect list of Fortune 2500 companies to establish new client relationships. We also participate in industry events and direct marketing activities to increase broad awareness of our services to prospective clients. We have an inside sales function in the U.S. and the U.K. to pursue and develop these prospects into new clients.

Leverage Our Strategic Partners

Our indirect sales channel relationships with strategic partners such as Dell, IBM, Cisco, Bull, Citrix, Cable&Wireless Worldwide and HP provide us with access to additional enterprise clients to whom we can ultimately cross-sell a broad range of consulting, implementation and managed services. We plan to continue expanding our strategic partnerships while deepening our relationships with existing partners. The introductions that these partnerships produce allow us to acquire new clients and expand our presence into new geographic markets, as well as to sell into higher levels of IT management within many client organizations.

Broaden Our Managed Services Offerings

We provide operational management in several areas of our clients’ IT infrastructure as well as monitoring and reporting services, and customer support services. We intend to expand our managed services offerings to provide additional services within our targeted domain areas. For example, in 2008 and 2009, we added virtualization, security and database managed services offerings. We are currently preparing to introduce networking and server managed services. The ability to provide a broader range of managed services also helps us deepen our penetration into existing client accounts by offering the ability to manage additional parts of their IT environment.

Acquire Complementary Businesses and Technology

Due to the quickly evolving nature of IT infrastructure, new technologies and client requirements routinely emerge. We must continue to address these emerging trends in order to provide a comprehensive set of services to our clients. We believe that in many cases, the best approach to doing so is to acquire complementary resources and expertise. While our business philosophy is to grow organically, we believe that acquisitions will continue to be an important part of our strategy and we have developed a disciplined approach to quickly integrate acquired companies and assets. We evaluate all potential acquisitions using Transom as a filter. We assess potential acquisition targets for software tools, methodologies and domain expertise with the potential to be complementary to our existing business. In addition to the assets a new acquisition brings to GlassHouse, we also consider the geographical market the target company serves and how it complements our existing markets. We believe that our significant experience in integrating acquired companies allows us to more quickly address client needs and expand our addressable market opportunity.

We have entered into a non-binding letter of intent to acquire an IT services company based in the Netherlands that specializes in virtual desktop technologies. The terms of the letter of intent include an initial purchase price of approximately $10.2 million in cash and approximately 1.5 million shares of our common stock. In addition, the sellers may over time earn additional consideration of up to $2 million, payable in cash, based on achievement by the acquired business of agreed upon revenue goals. The target company’s unaudited 2009 financial information, as reported by the target company, included revenue of approximately €12.8 million with a net loss of approximately

€560,000, each as calculated in accordance with Dutch generally accepted accounting principles. We have not yet completed our due diligence nor entered into any definitive acquisition agreements and therefore cannot be sure if the acquisition will be completed or, if completed, whether the final terms will be as described in the letter of intent.

Acquisition History

Founded in 2001, we initially focused on the storage market. We had always intended to broaden our service offerings into the data center marketplace. As demand increased in adjacent markets we looked for ways to accelerate our growth into areas such as virtualization, security and data center optimization. While our primary focus is on organic growth, we continually evaluate opportunities to add capabilities that fit within our Transom business model. We have invested in strategic acquisitions in the U.S., the U.K. and Israel to gain complementary tools and methodologies as well as to hasten our growth in certain geographic markets. Many of our acquisitions have resulted in only a minimal short-term financial impact, but have provided us with certain strategic elements to facilitate our continued organic growth. Additionally, the geographic diversity of our acquisitions has given us many opportunities to expand the relationships with our indirect channel partners who are looking for global coverage and support.

In 2004, our acquisition of two companies in the U.K. brought managed services expertise in storage and backup to our services portfolio and established our Europe, Middle East and Africa headquarters in the U.K. We expanded our presence in the Middle East and added database and server services to our portfolio with our acquisition of two Israel-based companies in 2007. Most recently, the acquisition of a Swiss services firm in 2009 broadened our footprint in continental Europe and added enhanced archiving technology to our portfolio. Since our inception, we have also completed ten other acquisitions that have helped to improve our services offerings and increase our global presence.

Many of our acquisitions, including our three most recent, were structured providing for minimal cash payable at closing. We typically provide for a short term earn-out, either in cash and/or stock, as well as a meaningful equity component. We provide an equity component to insure that the acquired organization will be aligned and incented similar to the rest of our business. Additionally, we often acquire companies that are not highly profitable or operate at lower utilization levels than our staff, as we believe that we know how to optimize these assets, particularly if they support our Transom model. These integration expenses can cause a short-term downward effect on our margins and profitability.

For example, when we acquired the two Israeli companies in 2007, there was a sizeable component of their consulting business that provided basic time and materials services to local customers. This is typically a low margin business and is not replicated in any of our other regions. Although this business creates some downward pressure on our consolidated gross margins, we have been able to leverage this base of technical talent in our other, higher margin consulting endeavors on a global basis.

Sales and Marketing

Our global sales, marketing and business development teams develop strong relationships with IT executives at prospective and existing clients. We use a hybrid approach in our sales efforts using both senior level consultants and sales professionals, with the intent of becoming a trusted advisor to our clients and partners.

Direct Sales

As of March 31, 2011, we had approximately 41 direct sales professionals, including sales managers, sales representatives, account managers and inside sales personnel. We organize our sales teams by geographic regions. Our direct sales representatives are responsible for all aspects of the selling process. They are incented to both find new clients as well as develop existing relationships. Their compensation is the same whether they develop their own sales leads or work with one of our channel partners. Our direct sales representatives are assisted at times by our inside sales force, who set up new client meetings and provide market intelligence.

The sales process is tightly monitored from the initial meeting to an “opportunity assessment,” which is the process we use to assign sales and technical resources to a potential sales situation. We track all of the activity in SalesForce.com and we support the sales efforts with the use of Atlas, our internal information system that contains sample documentation, marketing materials and tools for estimation.

Indirect Sales

Approximately 28% of our current business is generated through indirect sales channels which are new relationships derived from existing strategic relationships. We anticipate continuing to grow channel sales so that it will be equal to or potentially surpass our direct sales activity in future years. Indirect channels provide us with additional new account access and allow us to expand our client base geographically. The indirect sales channels benefit from a relationship with us as we often become trusted advisors to our clients, which can provide further opportunities for the provision of services and sales of products.

Our indirect sales team is responsible for creating go-to-market offerings within our indirect sales channels. The programs are rolled out to the field with the support of our sales organization.

Some of the current key relationships include:

•	Dell—Dell has made a strategic investment in GlassHouse, licensed portions of our IP, and our sales teams work together to sell services for storage, backup, virtualization, and data center;
•	Cisco—Cisco has made a strategic investment in GlassHouse, licensed portions of our IP, and our sales teams work together to sell our services for data center and virtualization;
•	Citrix—Citrix has made a strategic investment in GlassHouse, and our sales teams work together to sell services for data center and virtualization;
•	Bull—Bull has licensed our IP and works with us to sell and deliver our services that are marketed through its salesforce in the geographies where it operates;
•	IBM—IBM works with us to deliver strategic services in storage and backup in the European marketplace;
•	Cable&Wireless Worldwide – C&WW works with us to deliver strategic consulting and implementation cloud computing services focused in the U.K. market; and
•	HP—HP has licensed our IP and works with us to sell and deliver services in the storage and backup space.

In connection with our strategic relationship with Dell, we granted a non-exclusive, worldwide, perpetual, irrevocable, sublicensable right and license to Dell to use for any purpose all intellectual property (IP) that was owned by us as of the effective date of such license agreement, including all updates, modifications, and improvements made by us at any time during the three (3) years following the effective date of such license agreement (or any extended period as mutually agreed between us and Dell), but expressly excluding IP acquired or newly developed after the date of the agreement (except to the extent such acquired or developed IP relates to the previously licensed IP). Such license to Dell includes (but is not limited to) a license to our patents, trademarks and the following tools, documentation and methodologies: Reflector (Data Center), ITSM Toolset, Optics-Backup, Optics-Storage, Prism (Backup), Quicksilver (Pricing), Accelerate, Storage Maturity Model, Storage Management Lifecycle, Service Provider Model and Data Value Model. In addition, in connection with our strategic relationship with Bull, we granted a non-exclusive, worldwide, perpetual license to Bull and its subsidiaries to use solely for its own internal purposes and to provide services to customers, the following tools, methodologies, software and documentation: ITSM toolset, Optics-Backup, Optics-Storage, Prism (Backup), Quicksilver (Pricing), Rapid Maturity Assessment, various excel based tools and Service Provider Model. Such license does not include the right for Bull to receive any updates, modifications or improvements of the licensed property. The Dell and Bull licenses do not restrict Dell or Bull from exploiting our intellectual property in a way that is competitive with our business, products and/or services.

In general, our IP falls into two categories, each of which is a significant differentiator in the market. The first category is comprised of the pre-sales tools and methodologies that allow the end customer to see the value of our services and the second category includes the tools and methodologies that are used in the implementation of those services. As a result, partners and customers are increasingly finding that the value of our IP is maximized when used in conjunction with our services as compared to a standalone context. For example, in December 2010, Cisco, which had directly licensed all of our IP, elected to retain a license to Reflector (Data Center) and convert the remainder of its payments due to us under its license agreement into services as a way to maximize the utility of our services portfolio, as enhanced by our IP.

Clients

We have developed relationships with a large number of Fortune 1000 companies, including approximately half of the Fortune 100 companies, as well as smaller organizations and government agencies. We market and provide our services primarily to companies in North America, Europe and the Middle East. For additional discussion regarding geographic information, see Note 1 to our consolidated financial statements. We believe that our regular, direct interaction with our clients, the breadth of our client relationships and our reputation among these clients as an independent advisor differentiate us from our competitors.

We help clients define a program to transform their IT infrastructure from a technology-centric to a service-centric model. Most enterprises have built their data centers around the technology that is available at the time and deliver IT services based on that technology’s features and functionality. Our service-centric approach shifts the client’s perspective to create IT services designed to support business objectives and subsequently to make technology decisions that support the services needed. This type of program generally consists of several phases, and individual projects within each phase to achieve the client’s desired end state. For example, one of our clients contracted with us for storage and backup strategy projects in 2003. This was quickly followed by several related projects, such as data migrations, service catalog development and technology upgrades to help them achieve a program goal of a establishing a mature and reliable storage and backup environment. After the strategy and integration work, we were contracted to manage their storage and backup environments in the U.S. This successful relationship has led to additional data center consulting work in the client’s U.K. sites.

For the three months ended March 31, 2010 and 2011, we had no direct client that represented 10% or more of our total revenues. For the three months ended March 31, 2009, one of our indirect channel relationships accounted for 14% of our total revenues. For 2010, and the three months ended March 31 2011, none of our indirect channel relationships accounted for 10% or more of our total revenues.

The strength of our client relationships has resulted in significant recurring revenues from existing clients. During the three months ended March 31 2011, approximately 87.5% of our total revenues came from clients and from companies in our indirect sales channels that had generated revenues in the 24 months prior to this period.

Competition

The market in which we operate is fragmented, highly competitive, rapidly evolving and subject to shifting client needs and expectations. We rely on our deep expertise in our data center domain competencies—data center migration, cloud enablement/IT services management, virtual environments, disaster recovery, storage/backup & recovery and security—to be proactive and nimble in providing services to clients.

When evaluating IT consulting and services options, enterprises generally evaluate potential providers on:

•	pricing;
•	scope of services provided;
•	availability of resources to provide services;
•	quality of services; and
•	ability to deliver across multiple geographies.

Our competition occasionally includes consulting and systems integration firms such as Accenture Ltd., IBM and Deloitte Touche Tohmatsu (DTT) and technology vendors such as EMC Corporation, Dell, Unisys and IBM. Many of the companies in this market space serve a broad range of markets and do not focus on the core areas that we serve. In fact, several of these companies are our partners.

We also compete from time to time with smaller regional infrastructure service providers based in the geographic areas where we offer services. We expect additional competition from offshore IT outsourcing firms in locations such as India, Eastern Europe, Latin America and China. Although offshore services may provide price-competitive solutions for some clients, we believe at this time that an onshore presence is required to be competitive from a client service perspective.

Few of our competitors provide infrastructure services as their core offering and most have product resale as a major part of their go-to-market business model. Traditionally, internal IT departments performed many of the services that we provide. Internal departments enjoy the inherent advantages of being closer to business operations and having the ability to influence decision makers and guide IT strategies on a day-to-day basis. However, they may lack specialized expertise or capacity to transform their IT infrastructures around new technologies and infrastructure. As part of our sales efforts, we believe we are able to demonstrate a meaningful return on investment and the benefits of our services in providing greater visibility into IT environments while minimizing risk. Furthermore, since our engagements generally provide training to internal professionals, we are able to provide our clients with the resources necessary to maintain an improved IT environment.

Based on the information we have collected from lost sales opportunities, we attribute only 8% of our opportunities in the first three months of 2011 as lost to direct competition. The balance of our losses were due to clients’ budgetary issues or the decision to keep the project internal. For the twelve months ending March 31, 2011 we won approximately 64% of the proposals presented to clients.

Intellectual Property

Our continued success depends on the skills of our employees and third-party consultants and their ability to continue to innovate and improve our intellectual property. We rely on a combination of, copyright, trademark, patent and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and proprietary methodologies. We enter into confidentiality agreements with our employees and consultants and we generally control access to and distribution of proprietary information. These agreements generally provide that any confidential information developed by us or on our behalf be kept confidential. Further, we require all employees to execute written agreements assigning to us all rights in all inventions, developments, technologies and other intellectual property created by such employees. We pursue the registration of certain of our trademarks and service marks in the United States and other countries. We registered the mark “Transom” in the United States. We have one patent pending for vLab.

Our business also involves the development of IT applications and other technology deliverables for our clients. Our clients often have the contractual right to own the intellectual property in the software applications we develop for them. We generally integrate safeguards designed to protect our clients’ intellectual property in accordance with their needs and specifications.

Employees

We seek to maintain a culture of innovation by aligning individual incentives with organization-wide goals. Our success depends upon our ability to attract, develop, motivate and retain highly-skilled and multi-dimensional employees. We compete aggressively for talent and we strive to hire the best employees. We believe that we benefit from a talented pool of employees who are encouraged to think individually and creatively when addressing complex technical challenges. Although not currently a material component of our people management strategy, we also retain subcontractors at all of our locations on an as-needed basis for specific client engagements.

As of March 31, 2011, we had 533 employees in offices worldwide. We have never experienced a work stoppage and believe our relationship with our employees is good.

Facilities

Our principal corporate offices are located in Framingham, Massachusetts, where we lease approximately 12,000 square feet. We also have additional offices throughout the U.S., the U.K., Israel, Switzerland, Germany and Turkey. Globally, we have a total of 13 leases and subleases totaling 89,196 square feet at this time. Our leases vary in duration and term, have varying renewable terms and have expiration dates ranging from 2011 to 2013. We believe that our existing and planned facilities are adequate to support our existing operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. We are not presently a party to any pending litigation or other legal proceedings that are likely to have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers and directors and their ages as of March 31, 2011 are as follows:

Name	Age	Position
Mark Shirman	52	Chairman of the Board of Directors, President and Chief Executive Officer
Kenneth Hale	58	Chief Financial Officer and Treasurer
Andrew Norman	47	Chief Operating Officer
Richard Scannell	42	Senior Vice President, Corporate Strategy and Marketing
Robert Davoli(2)	62	Director
Todd Gresham(2)	50	Director
Kenneth Minihan(1),(3)	67	Director
Ryan Moore(2),(3)	37	Director
Glenn Osaka(1)	56	Director
Patrick Scannell(1)	57	Director
Louis Volpe(3)	61	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Corporate Governance Committee.

Mark Shirman has served as our President and Chief Executive Officer, as well as the Chairman of our board of directors, since co-founding our company in 2001. Before co-founding our company, from 1999 to 2001, Mr. Shirman served as Executive Vice President and Chief Technology Officer at Convergent Group Corp., a privately held company serving the eBusiness requirements of the utility and local government industries that effected a public offering in 2000. From 1985 to 1995, Mr. Shirman served as Chief Executive Officer of Innovative Information Systems Inc., an information technology (IT) consulting firm. We believe Mr. Shirman’s qualifications to serve as a director of our company include his unique perspective into our operations as our current President and Chief Executive Officer, his 25 years as an executive within the IT industry, his experience founding and building companies and taking his former company public. Mr. Shirman received a B.A. in Economics from Brandeis University and an M.B.A. in Finance from American University.

Kenneth Hale has served as our Chief Financial Officer and Treasurer since August 2004. Before joining our company, from 2002 to 2004, Mr. Hale served as Chief Financial Officer at AptSoft Corporation, an enterprise software company focused on the alignment of existing systems with business processes. From 1997 to 2001, Mr. Hale served as Chief Financial Officer and Treasurer of NaviSite Inc., a publicly traded company focused on providing Internet outsourcing solutions. From 1989 to 1996, Mr. Hale served as Chief Financial Officer for Media/Communications Partners, a venture capital firm focused on the communications and media industries. From 1980 to 1989, Mr. Hale was a senior manager at Ernst & Young. Mr. Hale is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Hale received a B.A. in Biology from Colgate University and an M.B.A. from Northeastern University.

Andrew Norman has served as our Chief Operating Officer since October 2008. He previously served as our Senior Vice President, Worldwide Sales, Senior Vice President, International Division and Managing Director for our U.K. offices. Prior to joining us in 2004, Mr. Norman established a new storage business unit at Xyratex Technology Limited, a former IBM facility, and then led a management buyout in 1997 to form Sagitta Performance Systems Limited, a privately held firm focused on storage networking products and storage consulting services. We acquired Sagitta in 2004. Mr. Norman received a B.S. and M.S. in engineering from Brunel University.

Richard Scannell co-founded our company in 2001. In his role as Senior Vice President of Corporate Strategy and Marketing, Mr. Scannell is responsible for our go-to-market strategy and worldwide marketing functions. Prior to co-founding our company, Mr. Scannell served as Chief Operating Officer of UpSource, a start-up company providing outsourced customer relationship management (CRM) services. Prior to working with UpSource, Mr. Scannell held a senior IT Infrastructure management role with Motorola. Mr. Scannell holds a B.S. in Computer Science from University College—Cork, Ireland.

Robert Davoli has served as a member of our board of directors since July 2001. Since 1995, Mr. Davoli has been a Managing Director at Sigma Partners, a venture capital firm. Prior to joining Sigma, Mr. Davoli was President and Chief Executive Officer of Epoch Systems, a provider of data management software products that was sold to EMC in 1993. Before leading Epoch Systems, Mr. Davoli founded and served as President and Chief Executive Officer of SQL Solutions, a provider of tools and services in the relational database market that was later sold to Sybase. We believe Mr. Davoli’s qualifications to serve as a director of our company include his experience founding, scaling and leading successful companies. Mr. Davoli holds a B.A. from Ricker College.

Todd Gresham has been a member of our board of directors since July 2002. Since 2008, Mr. Gresham has served as Senior Vice President of the Networked Storage Solutions Division of Xyratex International Limited (NASDAQ: XRTX). From 2005 to 2008, Mr. Gresham served as Executive Vice President of the Networked Storage Solutions Division at Xyratex Technology Limited. From 2004 to 2005, Mr. Gresham served as President and Chief Executive Officer of nStor Technologies, Inc. Prior to joining nStor, Mr. Gresham served as Vice President of Global OEM and Reseller Sales at EMC, and General Manager of Asia/Pacific Operations, as well as Vice President of Worldwide Sales, at CLARiiON. Mr. Gresham has over 25 years of executive management experience in both publicly traded and privately held companies. We believe Mr. Gresham’s qualifications to serve as a director of our company include his extensive experience with companies within the infrastructure technologies space. Mr. Gresham studied business at Texas Tech University.

Kenneth Minihan has been a member of our board of directors since December 2004. Mr. Minihan retired from the United States Air Force in 1999, after more than 33 years of active commissioned service to the nation, serving as the 14th Director of the National Security Agency from 1996 to 1999. Prior to joining the National Security Agency, Mr. Minihan provided military service at the national level in varying capacities, primarily in assisting the military and government with operating and implementing leading edge technology solutions, services and products. Mr. Minihan is a managing director at Paladin Capital Group and sits on the board of directors for various private companies and the following publicly traded companies: BAE Systems, ManTech International Corporation and Lexis Nexis Special Services Inc. We believe Mr. Minihan’s qualifications to serve as a director of our company include his service as a director to several private and public companies named above. Mr. Minihan holds a B.A. from Florida State University, an M.A from the Naval Postgraduate School and has completed executive development programs at the University of Illinois and Harvard University.

Ryan Moore has been a member of our board of directors since September 2003. Mr. Moore co-founded GrandBanks Capital in 2000 and currently is a General Partner at GrandBanks. Prior to co-founding GrandBanks Capital, Mr. Moore worked at SOFTBANK Venture Capital (now known as Mobius Venture Capital) and SOFTBANK Capital Partners. Before joining SOFTBANK, Mr. Moore served as a Senior Associate focused on technology investment banking with Robertson Stephens. We believe Mr. Moore’s qualifications to serve as a director of our company include his experience analyzing the technology sector and his service with us as a Director. Mr. Moore holds a B.A. in Economics from Princeton University.

Glenn Osaka has been a member of our board of directors since July 2002. Mr. Osaka currently serves as Senior Vice President for Professional Services at Juniper Networks. Prior to joining Juniper in April 2009, Mr. Osaka served as Vice President, Strategy and Planning for Worldwide Operations at Cisco Systems, Inc. (Cisco). Prior to joining Cisco in 2007, Mr. Osaka was President and Chief Executive Officer of Reactivity, Inc., a provider of XML acceleration and security processing. Mr. Osaka previously served as the Silicon Valley Managing Director of the Redleaf Group, an early-stage focused technology investment company, and worked at Hewlett-Packard in a variety of positions. We believe Mr. Osaka’s qualifications to serve as a director of our company include his experience at several technology services companies. Mr. Osaka holds a B.A. in Psychology and an M.B.A. from University of California, Los Angeles.

Patrick Scannell has been a member of our board of directors since September 2007. Mr. Scannell served as the Senior Vice President and Chief Financial Officer of Netezza Corporation from 2003 through May 10, 2011 following its acquisition by IBM. Prior to joining Netezza, Mr. Scannell served as Chief Financial Officer of PhotonEX Corporation, a provider of optical systems, from 2000 to 2002. From 1998 to 2000, Mr. Scannell served as Chief Financial Officer of Silknet Software, Inc., a provider of CRM infrastructure software. We believe Mr. Scannell’s qualifications to serve as a director of our company include his experience as a chief financial officer at several companies. Mr. Scannell holds a B.S. from Boston College and an M.B.A. from Babson College.

Louis Volpe has been a member of our board of directors since January 2009. Mr. Volpe leads Kodiak Venture Partner’s investment efforts in software and core technology areas with over 25 years of technology industry experience. He focuses on new and unique software products and technologies that provide quick return on investment to clients. Prior to joining Kodiak in 2000, Mr. Volpe was part of the executive management teams at ArrowPoint Communications, GeoTel Communications and Parametric Technology. Mr. Volpe has served as President, Chief Operating Officer and Senior Vice President of Sales and Marketing as well as a member of the board of directors at these companies. We believe Mr. Volpe’s qualifications to serve as a director of our company include his focus on core technology areas and his experience in senior roles and as a Director at a variety of companies. Mr. Volpe holds a B.A. from Tufts University and an M.B.A. from Boston University.

Election of Officers

Our officers are currently elected by our board of directors on an annual basis and serve until their successors are duly elected and qualified, or until their earlier resignation or removal. There are no family relationships among any of our officers or directors.

Corporate Governance and Board Composition

Selection Arrangements. Our current directors were elected pursuant to a stockholders agreement among certain holders of our preferred and common stock. This portion of the stockholders agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors.

Classified Board. Our amended and restated certificate of incorporation that will become effective as of the closing of this offering provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year following the closing of the offering for three year terms. The classification of directors will make it more difficult for stockholders to change the composition of our board.

Ryan Moore, Louis Volpe and Patrick Scannell have been designated as Class I directors whose term will expire at the 2012 annual meeting of stockholders, assuming the completion of the proposed offering. Todd Gresham and Robert Davoli have been designated as Class II directors whose term will expire at the 2013 annual meeting of stockholders, assuming completion of the proposed offering. Mark Shirman, Kenneth Minihan and Glenn Osaka have been designated as Class III directors whose term will expire at the 2014 annual meeting of stockholders, assuming completion of the proposed offering. Our amended and restated bylaws that will become effective as of the closing of the offering provide that the number of authorized directors may be changed only by a majority of directors then authorized (including any vacancies). Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Independent Directors. Each of our directors, other than Mr. Shirman, qualifies as an independent director in accordance with the published listing requirements of the Nasdaq Global Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not also one of our employees and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Board Structure and Committees. Our board of directors has established an audit committee, a compensation committee and a nominating/corporate governance committee.

Our board of directors and its committees set schedules to meet throughout the year, and also can hold special meetings and act by written consent from time to time as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the Nasdaq standards described above and SEC rules and regulations. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our Web site at www.glasshouse.com under the Investor Relations section. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Audit Committee. Our audit committee currently consists of Patrick Scannell, Kenneth Minihan and Glenn Osaka. Each member of our audit committee can read and has an understanding of fundamental financial statements. Mr. Scannell serves as chairman of the audit committee.

Our board of directors has determined that Mr. Scannell qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC. The designation of Mr. Scannell as an “audit committee financial expert” does not impose on him any duties, obligations or liability that are greater than those that are generally imposed on him as a member of our audit committee and our board of directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

The audit committee monitors our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit, other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. We have established such procedures to become active upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them.

Both our independent registered public accounting firm and internal financial personnel regularly meet with, and have unrestricted access to, the audit committee.

Compensation Committee. Our compensation committee currently consists of Robert Davoli, Todd Gresham and Ryan Moore. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Davoli serves as chairman of the compensation committee.

The compensation committee reviews, makes recommendations to our board of directors and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, stock option and other incentive compensation arrangements. In addition, our compensation committee will administer our equity compensation plans, including reviewing and granting equity awards with respect to our executive officers and directors, and may, from time to time, advise our board of directors with respect to equity awards and compensation of our other employees.

Nominating/Corporate Governance Committee. Our nominating/corporate governance committee currently consists of Louis Volpe, Kenneth Minihan and Ryan Moore. Our nominating/corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors and evaluates the performance of our board of directors and of individual directors. The nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to our board of directors concerning corporate governance matters. Mr. Volpe serves as chairman of the nominating/corporate governance committee.

Code of Business Conduct. Our board of directors has adopted a code of business conduct that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This code of business conduct will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct will be posted on our Web site at www.glasshouse.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, applicable to our directors and executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) at the same location on our Web site identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Compensation Committee Interlocks and Insider Participation

The compensation committee of our board of directors currently consists of Robert Davoli, Todd Gresham and Ryan Moore.

Interlocks. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Convertible Note Financing. As described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings”, on June 28, 2010 we entered into the Investor Debt Agreement with certain existing investors entities affiliated with our existing investors Sigma Partners, GrandBanks Capital and Kodiak Venture Partners, which was approved by an independent finance committee of the Board of Directors. Under the terms of the Investor Debt Agreement we issued unsecured convertible promissory notes for $3.0 million and we issued an additional $5.0 million during October 2010. The notes we issued bear a fixed rate of interest at 8.00% which rate was raised to 10% on March 1, 2011 and are junior to our existing secured indebtedness and junior to our convertible promissory note with Dell. We may not prepay the notes and the investors may demand repayment of all outstanding principal and accrued interest on any issued notes under certain circumstances, including a change in control and the occurrence of the offering contemplated in this prospectus. At any time prior to the offering contemplated by this prospectus, the investors may elect to convert all outstanding principal and accrued interest into shares of our Series F Preferred Stock. In connection with entering into the Note Agreement, we issued warrants to purchase up to 900,000 shares of our common stock at an exercise price of $3.00 per share. In October 2010, we issued warrants to purchase up to an additional 166,663 shares of our common stock at an exercise price of $3.00 per share. The warrants have a term of three years and net exercise provisions. The table below sets forth the amount of the Notes issued and the number of warrants to purchase common stock purchased by the listed investors at each closing.

Closing Date	Investor Name	Notes Convertible into Series F Purchased	Common Stock Warrants Purchased	Affiliated Party
June 2010	Sigma Partners	$1,344,000	569,801	Robert Davoli, Managing Partner of Sigma Partners
June 2010	Kodiak Venture Partners	$94,000	28,133	Louis Volpe, General Partner, Kodiak Venture Partners
June 2010	GrandBanks Capital	$562,000	168,733	Ryan Moore, General Partner of GrandBanks Capital
October 2010	Sigma Partners	$3,906,000	130,199	Robert Davoli, Managing Partner of Sigma Partners

Closing Date	Investor Name	Notes Convertible into Series F Purchased	Common Stock Warrants Purchased	Affiliated Party
October 2010	Kodiak Venture Partners	$156,000	5,199	Louis Volpe, General Partner, Kodiak Venture Partners
October 2010	GrandBanks Capital	$938,000	31,265	Ryan Moore, General Partner of GrandBanks Capital
Total Notes and Warrants Purchased by Listed Investors		$7,000,000	933,330

Several of the managing partners/directors of these investors serve as members of our board of directors: Louis Volpe (General Partner, Kodiak Venture Partners); Robert Davoli (Managing Director, Sigma Partners); and Ryan Moore (General Partner, GrandBanks Capital). The terms of the note agreement were negotiated by our Chief Financial Officer and representatives of the investors who are not members of our board of directors. Members of our board of directors, who met the independence requirements set forth in Section 10A(m) of the Exchange Act, formed an independent finance committee to review the terms of the note agreement and determined that the terms and conditions were just and equitable, fair to us and that it was in our best interest to enter into the note agreement. We did not seek out or receive a separate fairness opinion. Relying upon the recommendation of the independent finance committee of our board of directors, with interested members abstaining, our board of directors voted to approve the note agreement.

Please see the section titled “Principal Stockholders” for more details regarding the shares held by these entities.

We also performed services for an entity affiliated with compensation committee member Todd Gresham. Mr. Gresham serves as an Executive Vice President at Xyratex Technology Limited (Xyratex), a provider of enterprise class data storage subsystems and network technology. Our provision of services to Xyratex generated approximately $124,000 in revenues to us in 2008 and $22,000 in revenues to us during the year ended December 31, 2009.

Director Compensation

On                     , our board of directors adopted a compensation program for non-employee directors, which includes a program of automatic options for non-employee directors to be automatically granted under the 2011 Equity Incentive Plan. This program will become effective upon the effective date of the registration statement of which this prospectus forms a part and will remain in place until our board of directors amends or terminates it, which it may do at any time in its discretion. Pursuant to this program, each member of our board of directors who is not our employee will receive a $10,000 annual retainer. Each non-employee director serving on our audit committee or compensation committee will receive an additional annual retainer of $5,000. The chairman of the audit committee or compensation committee will receive an additional annual retainer of $5,000.

Under the director compensation program, each non-employee director who first joins our board of directors after the date of this offering will receive on the date on which he or she joins our board of directors an option to purchase 60,000 shares. This option will vest over a two-year period, with 50% of each option grant vesting after one year and an additional 25% of the option shares for each subsequent six-month period thereafter.

Each non-employee director who is serving on our board of directors on the date of this offering will automatically be granted an option to purchase 30,000 shares of our common stock effective on his or her re-election to our board of directors at the annual meeting of our stockholders occurring in 2012. These options will have the same vesting schedule as described above.

For each year beginning in 2012, a non-employee director who continues serving as a director after an annual meeting of our stockholders will automatically be granted an additional option to purchase 20,000 shares of our common stock on the date of the annual meeting. A non-employee director who will serve as chairman of our audit committee or compensation committee after an annual meeting will automatically be granted an additional option to purchase 10,000 shares of our common stock on the date of the annual meeting, and a non-employee director who will serve as a member of our audit committee or compensation committee will automatically be granted an additional option to purchase 5,000 shares of our common stock on the date of the annual meeting (and will receive additional options to purchase a total of 10,000 shares if such director serves on both committees). However, a non-employee director who receives a 60,000-share or 30,000-share option described above will not also receive during the same calendar year any of the options described in this paragraph. Each of these options vests in equal monthly installments over the 12-month period commencing on the date of grant.

The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a third party broker. Each non-employee director’s options have a ten-year term, except that they expire one year after the director leaves our board of directors. A non-employee director’s option granted under this program will become fully vested upon a change in control of our company and will become fully vested if the non-employee director’s service terminates due to death.

We currently have a policy to reimburse directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board and committee meetings.

No person who served as a member of our board of directors during 2010 received any compensation, other than a director who also served as an executive officer.

Because no director received any compensation in 2010, we provide the information below about our directors’ compensation in 2009.

The following table sets forth the total compensation earned in 2009 by each person who served as a member of our board of directors during 2009, other than a director who also served as an executive officer.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Todd Gresham	0	0	44,436	(2)	0	0	0	44,436
Glenn Osaka	0	0	44,436	(2)	0	0	0	44,436

(1)	The amounts in this column reflect the aggregate grant date fair value of the option plus, because each option was both granted and repriced during 2009, the incremental fair value as of the repricing date, both computed in accordance with FASB ASC Topic No. 718. See Note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in estimating the fair value of our option awards.
(2)	The shares granted under this option are exercisable in full as of the initial vesting date and are subject to a right of repurchase held by us. Our right of repurchase will lapse with respect to 50% of the shares subject to this option when the option holder completes 12 months of continuous service after the initial vesting date and will lapse with respect to an additional 25% of the shares subject to this option when the option holder completes each additional six-months period of continuous service thereafter.

The following table describes the options that we granted to our non-employee directors and that were outstanding on December 31, 2010:

Name	Date of Grant	Number of Options Granted	Exercise Price per Share	Grant Date Fair Value		Aggregate Number of Options Outstanding on 09/30/09
Todd Gresham	08/31/2009	75,000	$1.38	$261	(1)
Todd Gresham	08/31/2009	75,000	$1.38	$44,436	(2)	150,000
Patrick Scannell	08/31/2009	100,000	$1.38	$17,399	(1)	100,000

(1)	This amount reflects the incremental fair value of the repriced option, computed as of the repricing date in accordance with FASB ASC Topic No. 718. See Note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in estimating the fair value of our option awards.

(2)	This amount reflects the aggregate grant date fair value of the option plus, because the option was both granted and repriced during 2009, the incremental fair value as of the repricing date, both computed in accordance with FASB ASC Topic No. 718. See Note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in estimating the fair value of our option awards.

2010 Director Compensation

Our directors received no cash or equity compensation during 2010 for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Following this offering, our non-employee directors will be eligible for cash compensation and automatic stock option grants under our 2011 Equity Incentive Plan. Please see the section titled “Management—Director Compensation” above for more information.

Limitation of Liability and Indemnification

Prior to the effective date of this offering, we will enter into indemnification agreements with each of our directors. The form of agreement provides that we will indemnify each of our directors against any and all expenses incurred by that director because of his or her status as one of our directors, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding.

Our amended and restated certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended, after the approval by our stockholders of our amended and restated certificate of incorporation, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of the amended and restated certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that we may indemnify our directors to the fullest extent permitted by Delaware law and the amended and restated certificate of incorporation provisions relating to indemnity may not be retroactively repealed or modified so as to adversely affect the protection of our directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance, which we currently maintain to cover our directors and executive officers.

Compensation Discussion and Analysis

This section discusses the principles underlying our executive officer compensation policies, our recent decisions with respect the executive officers who are named in the “2010 Summary Compensation Table” (on page 106 below) and the most important factors relevant to an analysis of these policies and decisions.

Overview and Responsibilities for Compensation Decisions

The compensation committee of our board of directors has responsibility for evaluating the performance and development of our executive officers in their respective positions, reviewing individual compensation as well as corporate compensation principles and programs, establishing corporate and individual performance objectives as they affect compensation, making determinations as to whether and to what extent such performance objectives have been achieved, and ensuring that we have effective and appropriate compensation programs in place. Our chief executive officer (CEO) supports our compensation committee by driving our annual business plan process, providing information relating to ongoing progress under our annual business plan and other business and financial results, undertaking performance assessments of other executives and presenting other personnel-related data. In addition, as the manager of our executive team, our CEO assesses each executive’s contribution to corporate goals as well as achievement of their individual goals and makes a recommendation to our compensation committee with respect to compensation for executive officers other than himself. Our compensation committee meets, including in executive sessions, to consider these recommendations, conducts a similar evaluation of the CEO’s contributions to corporate goals and achievement of individual goals, and makes determinations related to the CEO’s and the other executive officers’ compensation.

Our overall compensation philosophy is to provide a competitive total compensation package that will fairly compensate our executive officers, attract and retain qualified executive officers who are able to contribute to the long-term success of our company, incent future performance toward clearly defined corporate goals and align our executives’ long-term interests with those of our stockholders. Our compensation committee believes that the quality, skills and dedication of our executive officers are critical factors affecting our long-term value. Our compensation arrangements include components that are for the most part fixed on an annual basis and other components that are performance-related and will vary with performance, including over multi-year periods.

In setting compensation levels for individuals officers, our compensation committee applies its judgment in determining the amount and mix of compensation elements for each named executive officer, and to date our compensation process has been a largely discretionary process based upon the collective experience and judgment of the compensation committee members acting as a group. Factors affecting its decisions generally include overall corporate performance, the individual officer’s performance including against corporate-level strategic goals established as part of our annual business plan, the officer’s effectiveness in managing toward achievement of those goals, the nature and scope of the officer’s responsibilities, and market compensation information for individual officer positions including information obtained through the publicly available surveys and as a result of the general business experience of members of our board of directors.

While our compensation committee is authorized to engage the services of outside consultants and advisors, neither the compensation committee nor our management has to date retained a compensation consultant to review or provide advice with respect to our policies and procedures with respect to executive compensation. To date, we have not formally benchmarked our executive compensation against peer companies and do not have an identified group of peer companies against which we would compare our compensation practices. While our compensation committee considers the overall mix of compensation components in its review of compensation matters, it has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. The compensation committee intends following this offering to continue to manage our executive officer compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate in its judgment.

Prior to this offering, we have reviewed company compensation annually as part of the business plan process undertaken by management and our board of directors in the early part of each year. During this process, the compensation committee reviews overall compensation, evaluates performance, determines corporate-level performance goals for that year’s business plan and, when appropriate, makes changes to one or more components of our executives’ compensation. We expect to continue this practice after this offering.

Historically, the exercise price of our stock options has been at least equal to the fair market value of our common stock on the date of grant. Prior to this offering, the fair market value of our common stock has been established by our board of directors using factors it considered appropriate for a reasonable valuation. Following this offering, the fair market value of our common stock will be the closing price of our stock on the Nasdaq Global Market on the date of the grant. As a privately owned company prior to the date of this offering, we have not established a program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information nor have we established such a policy for use following this offering, although we may do so in the future.

Principal Elements of Executive Compensation

Compensation for our executive officers has been highly individualized, at times structured as a result of arm’s-length negotiations when an officer is first hired and always taking into account our financial condition and available resources. The resulting mix of compensation components has included base salary, annual incentive cash bonus, long-term incentive awards in the form of stock options, certain benefits that would pay upon an executive officer’s involuntary termination in certain circumstances, and other benefits plans generally available to all salaried employees. Our compensation committee felt this mix is appropriate for our executive team because it provides a fixed component (base salary) designed to offer the executive funds from which to manage his or her living expenses and variable components (annual incentive bonuses and stock options) that incentivize our management team to work toward achievement of corporate goals and our long-term success, as well as offering protection (through termination-related benefits) against abrupt changes in the executive’s circumstances in the event of involuntary employment termination including in the context of a change of control of the company. Our compensation committee also takes note of the fact that this mix is typical of companies in our industry and at our stage of development. It has no current plans to change the mix of components or vary the relative portions of fixed and variable compensation that comprise our overall compensation packages.

Base Salaries. Base salary for our CEO and other executive officers is established based on the scope of their responsibilities, length of service with the company, individual performance during the prior year, and competitive market compensation. Base salaries are reviewed annually and adjusted from time to time based on competitive conditions, individual performance, our overall financial results, changes in job duties and responsibilities and the company’s overall budget for base salary increases. The budget is designed to allow salary increases to retain and motivate successful performers while maintaining affordability within the company’s business plan.

Base salary information for each executive officer is included in the “2010 Summary Compensation Table” (on page 98 below). Each executive officer’s base salary as of December 31, 2010 has been in place since May 2009.

In May 2009, as part of the annual compensation review, our CEO’s base salary was increased from $275,000 to $315,000 in recognition of his performance and the overall growth and performance of the company during the preceding year. In addition, at that same time, the compensation committee approved a base salary increase for our chief financial officer from $225,000 to $245,000 in recognition of the completion of the standardization of accounting and financial reporting across our geographies. Additionally, the compensation committee approved a base salary increase for our senior vice president, corporate strategy and marketing from $190,000 to $215,000 in recognition of the successful launches of our data center and security practice lines. No other named executive officer’s base salary was increased in 2009.

Cash Incentive Bonus. Since 2003, we have operated an annual cash incentive bonus program to motivate our executive officers to attain specific short-term performance objectives that, in turn, further our long-term objectives. This program is managed as part of our annual business plan process and involves a high level of discretion on the part of our compensation committee. Typically, our board of directors approves a business plan for the year that incorporates corporate-level objectives, and achievement of those objectives becomes an important factor considered by the compensation committee when, after year-end, it makes a final determination of bonus amounts to be paid. Other factors that are considered by the compensation committee in determining amounts to pay include the company’s overall performance and business results, general market conditions, future business prospects, funds available from which to pay bonuses, individual performance, competitive conditions and any other factors it finds relevant.

This discretionary approach to the variable component of our compensation program allows a fluid approach in how we manage short-term corporate strategy and executive incentives, while allowing us to achieve more constancy in our focus on longer-term corporate objectives. Our compensation committee and our board of directors believe that this flexibility is important in managing a rapidly growing consulting firm, including because it allows executive officers to respond nimbly to the often changing demands of the business without undue focus on any one specific short-term performance objective. Our compensation committee does not have plans at this time to change the way it manages our annual cash incentive bonus program or to take a more formal or objective approach to the way it sets bonus payment amounts.

Each executive officer has a target bonus amount, established either in a negotiated employment contract (typically at the time of hire) or over the course of the officer’s tenure with the company. In determining whether and to what extent to pay bonuses for a particular year, the compensation committee is aware of each officer’s target bonus, however because of the emphasis it places on annual business plan achievement, actual bonus amounts paid may be zero or an amount in excess of the target amount. For 2010, the target bonus for executive officers was 30% of base salary, except for our CEO whose target bonus was 40% of base salary. We do not expect to change these target bonus percentages for 2011.

For 2010, the corporate-level performance objectives specified in our business plan related to bookings, revenues and EBITDA. These same objectives were factors considered in determining whether 2010 annual cash incentive bonuses would be paid to our executive officers. With an appreciation for the work involved in achieving the company’s short-term objectives, but with the goal of maintaining focus on the longer-term objectives, the CEO did not make a recommendation to the compensation committee regarding performance bonuses to executive officers for 2010. As such, the compensation committee did not undertake any analysis of level of achievement of these performance goals as they related to our executive compensation program. No bonuses were paid to any executive officer other than the CEO. The compensation committee elected to pay a token bonus of $10,000 to the CEO in recognition of his continued leadership and work to develop additional strategic partnerships.

Long-Term Incentive Compensation. To date, our only long-term incentive award has been in the form of options to purchase our common stock. Our stock options have an exercise price at least equal to the fair market value of our common stock on the grant date, generally vest over four years, with 25% of the option shares vesting after one year of service and the remainder vesting in equal installments at the end of each quarter thereafter, and have a ten year maximum term. Additional vesting acceleration benefits apply in certain circumstances discussed below.

Generally, a stock option award is made in the year that an executive officer commences employment. The size of this award is intended to offer the executive a meaningful opportunity for stock ownership relative to his or her position and reflects the compensation committee’s assessment of market conditions affecting the position as well as the individual’s potential for future responsibility within the company. Thereafter, additional option grants may be made in the discretion of our compensation committee or board of directors. To date, we have not granted additional options on an annual basis to executives or other employees, although we do evaluate individual performance annually. Instead, additional options have been granted to executives on a case-by-case basis reflecting the compensation committee’s determination that such grants are appropriate or necessary to reward exceptional performance (including upon promotion) or to retain individuals when market conditions change. The size of additional option grants are determined in the discretion of the compensation committee or our board of directors, and typically incorporate our CEO’s recommendations (except with respect to his own option grants).

No option grants were provided for any executive officer in 2010.

Severance and Change in Control Benefits. We have entered into retention agreements with certain of our executive officers, which provide severance benefits in the event the executive officer’s employment is terminated by us without cause, or the executive officer is terminated without cause or resigns for good reason in connection with a change in control, in consideration of a release of potential claims and other customary covenants. The terms of these agreements are described in more detail in the section titled “Executive Compensation—Estimated Benefits and Payments Upon Termination of Employment” below. Our board of directors and compensation committee have determined it appropriate to have these termination-related benefits in place to preserve morale and productivity and encourage retention in the face of potentially disruptive circumstances that might cause an executive to be concerned that his or her employment is in jeopardy or that might involve an actual or rumored change in control of the company. No changes were made to the company’s severance and change of control-related benefits during 2010.

Other Benefits. In addition to the components of compensation described above, we provide our executive officers with benefits that are generally available to our salaried employees. These benefits include health and medical benefits, flexible spending plans and the opportunity to participate in a 401(k) retirement plan.

Other than expatriate benefits for Andrew Norman, who has at our request transferred from the U.K. to the U.S., we do not provide perquisites or personal benefits to our executives.

Tax and Accounting Issues

We account for the equity compensation expense for our employees in accordance with the provisions of FASB ASC Topic No. 718, Compensation—Stock Compensation, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. For more information, please see “Accounting for Stock-Based Compensation” in Management’s Discussion and Analysis above.

Our board of directors and compensation committee will consider the deductibility for the purposes of compensation amounts paid to our executive officers including the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended, on the compensation paid to our executive officers in making its decisions, although prior to this offering and until we achieve sustained profitability, such deductibility is not material to our financial position. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our president and CEO and each of the other named executive officers (other than our chief financial officer), unless compensation is “performance-based” as defined under Section 162(m). We expect that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify certain variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m) and may structure the amount and form of compensation for our executive officers so as to maximize our ability to deduct it. Our stock option grants are designed to qualify as performance-based compensation for purposes of Section 162(m) and we expect compensation amounts related to options to be fully deductible. However, our compensation committee may, in its judgment, authorize compensation payments that are not deductible when it believes that such payments are appropriate to attract and retain executive talent.

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation earned in 2009 and 2010 by the individuals who served as our principal executive officer, principal financial officer, chief operating officer and senior vice president of corporate strategy and marketing during 2010. We refer to these executive officers as our named executive officers.

Name/Role	Year	Salary ($)	Bonus ($)	Options Awards(1) ($)	All Other Compensation		Total ($)
Mark Shirman	2010	$315,000	$10,000	$0	$1,571	(2)	$326,571
President & Chief Executive Officer	2009	$308,246	$0	$2,364	$1,571	(2)	$312,181

Kenneth Hale	2010	$245,000	$0	$0	$2,029	(2)	$247,029
Treasurer & Chief Financial Officer	2009	$237,417	$0	$134,804	$2,038	(2)	$374,259

Andrew Norman	2010	$240,000	$0	$0	$125,778	(3)	$365,778
Chief Operating Officer	2009	$240,000	$0	$220,115	$107,975		$568,090

Richard Scannell	2010	$215,000	$0	$0	$1,307	(2)	$216,307
Senior Vice President, Corporate Strategy & Marketing	2009	$205,521	$0	$134,804	$1,230	(2)	$341,555

(1)	The amounts in this column reflect with respect to options newly granted in 2009 the aggregate grant date fair value of the option, computed in accordance with FASB ASC Topic No. 718. The amounts in this column reflect with respect to options repriced in September 2009 the incremental fair value, computed as of the repricing date in accordance with FASB ASC Topic No. 718, with respect to that repriced option. See the 2009 Grant of Plan-Based Awards table below for grant date fair value and incremental fair value, as applicable, for each option for which a value is included in the above table. See Note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in estimating the fair value of our option awards.
(2)	Represents amounts for executive long-term disability benefits.
(3)	Represents $72,000 in lease payments and $51,178 in tax equalization payments for a residence in the U.S. and $2,600 in tax preparation fees. The housing, tax and tax preparation payments are provided to allay additional housing expenses resulting from Mr. Norman's relocation to the U.S. from the U.K. where he served in various roles before becoming chief operating officer.

2010 Grants of Plan-Based Awards

No plan-based awards were granted to out named executive officers in 2010.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth information regarding each option held by each of our named executive officers as of December 31, 2010.

Name	Date of Grant	Initial Vesting Date	Option Exercise Price $/share	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable(3)	Number of Vested Securities Underlying Options Exercisable	Option Expiration Date
Mark Shirman	9/10/2003	9/10/2003	$0.08	600,000	(2)	0	600,000	9/9/2013
	12/16/2004	12/16/2004	$0.24	500,000	(2)	0	500,000	12/15/2014
	8/31/2009	3/23/2007	$1.38	680,000	(1)(2)	0	637,500	3/22/2017

Kenneth Hale	8/18/2004	8/2/2004	$0.08	193,761	(2)	0	193,761	8/17/2014
	8/18/2004	8/2/2004	$0.08	68,000	(2)	0	68,000	8/17/2014
	8/31/2009	3/23/2007	$1.38	200,000	(1)(2)	0	187,500	3/22/2017
	8/31/2009	9/21/2007	$1.38	100,000	(1)(2)	0	81,250	9/20/2017
	12/18/2009	12/18/2009	$1.48	200,000	(2)	0	50,000	12/17/2019

Andrew Norman	1/17/2006	1/17/2006	$0.24	100,000	(2)	0	100,000	1/16/2016
	8/31/2009	9/21/2007	$1.38	50,000	(1)(2)	0	40,025	9/20/2017
	3/4/2009	3/4/2009	$1.22	200,000	(2)	0	87,500	3/3/2019
	12/18/2009	12/18/2009	$1.48	200,000	(2)	0	50,000	12/17/2019

Richard Scannell	7/30/2001	7/30/2001	$0.02	83,761	(2)	0	83,761	7/30/2011
	3/1/2002	3/1/2002	$0.02	20,000	(2)	0	20,000	2/29/2012
	6/26/2002	6/26/2002	$0.045	85,000	(2)	0	85,000	6/25/2012
	11/5/2003	11/5/2003	$0.08	60,000	(2)	0	60,000	11/4/2013
	12/16/2004	12/16/2004	$0.24	225,000	(2)	0	225,000	12/15/2014
	8/31/2009	3/23/2007	$1.38	200,000	(1)(2)	0	187,500	3/22/2017
	8/31/2009	9/21/2007	$1.38	100,000	(1)(2)	0	81,250	9/20/2017
	12/18/2009	12/18/2009	$1.48	200,000	(2)	0	50,000	12/17/2019

(1)	The shares granted under this option were repriced in September 2009 pursuant to a repricing program approved by our board of directors. Additional information regarding the repricing may be found on page 107.
(2)	The shares granted under this option are exercisable in full as of the grant date but are subject to a right of repurchase held by us that lapses on the option’s vesting schedule. Shares underlying the option vest with respect 25% of the shares when the option holder completes 12 months of continuous service after the initial vesting date and as to an addition 6.25% of the shares when the option holder completes each additional three-month period of continuous service thereafter.
(3)	For a description of the acceleration of vesting provisions applicable to the options held by our named executive officers, please see the section titled “Management—Potential Payments Upon Termination or Change in Control” below.

The vesting applicable to each outstanding option is described in the footnotes to the table above. For a description of the acceleration of vesting provisions applicable to the options held by our named executive officers, please see the section titled “Management—Potential Payments Upon Termination or Change in Control” below.

2010 Option Exercises

There were no option exercises by our named executive officers in 2010.

Employment Agreements and Offer Letters

We have entered into offer letters, employment agreements and/or services agreements with each of our named executive officers.

Mark Shirman. We entered into an employment agreement with Mr. Shirman effective as of March 1, 2004, which sets forth his initial base salary of $200,000 per year, his initial stock option grant to purchase 600,000 shares of our common stock and the opportunity to earn an annual bonus. This agreement contains confidentiality and assignment of intellectual property provisions and binds Mr. Shirman to one-year non-competition and non-solicitation obligations following his termination of employment with us.

Kenneth Hale. We entered into an offer letter with Mr. Hale in July 2004 which sets forth his initial base salary of $185,000 per year, his initial stock option grant to purchase 415,000 shares of our common stock and the opportunity to earn an annual bonus consistent with the bonuses paid to other members of the management team. In connection with his offer letter, we also executed an employment agreement with Mr. Hale. This agreement contains confidentiality and assignment of intellectual property provisions and binds Mr. Hale to one-year non-competition and non-solicitation obligations following his termination of employment with us.

Andrew Norman. We have executed an employment agreement with Mr. Norman that contains confidentiality and assignment of intellectual property provisions and binds Mr. Norman to one-year non-competition and non-solicitation obligations following his termination of employment with us.

Richard Scannell. We entered into an offer letter with Mr. Scannell in June 2001 which sets forth his initial base salary of $150,000 per year, his initial stock grant of 2% of the common stock of our company at the time and 1% of the option pool at the time as well as the opportunity to earn an annual bonus consistent with the bonuses paid to other members of the management team. In connection with his offer letter, we also executed an employment agreement with Mr. Scannell. This agreement contains confidentiality and assignment of intellectual property provisions and binds Mr. Scannell to one-year non-competition and non-solicitation obligations following his termination of employment with us.

Potential Payments Upon Termination or Change in Control

We have entered into executive retention agreements with each of Mr. Shirman, Mr. Hale, Mr. Scannell and Mr. Norman that provide for payments if the officer’s employment terminates under certain circumstances, including in connection with a change in control.

Under these retention agreements, certain severance benefits become available, contingent upon the officer’s signing a general release of claims, in the event he is subject to an involuntary termination, which would occur if:

•

the officer’s employment is terminated without cause (which includes all terminations that were not due to the officer’s involvement in personal dishonesty, conviction of a felony, willful acts materially injurious to us, or continuing willful failures to perform his duties); or

•

the officer resigns as a result of a constructive termination (generally arising in the event certain material adverse changes were made to the conditions of the officer’s compensation or employment conditions).

The benefits provided in the event of the involuntary termination occurs upon or within 12 months following a change of control are:

•

payment of a cash amount equal to a specified portion of the officer’s annual salary (6 months for each officer, except Mr. Shirman whose agreement provides that this payment will equal 12 months of annual salary);

•	full vesting acceleration of all options and restricted stock awards held by the officer; and
•	continued health insurance benefits for up to the number of months equal to the number of months used to determine the salary-related cash payment described above.

A change of control is defined as:

•	approval by our stockholders of certain mergers or consolidations in which we are involved;
•	approval by our stockholders or our board of directors of a plan of liquidation or sale of assets; or
•	acquisition by any person of 50% or more of the total voting power of our then outstanding securities.

In the event the involuntary termination occurs outside the context of a change of control, the officer would become entitled to receive the same benefits as described above, except that instead of full vesting acceleration applicable to options and restricted stock awards, he would receive only 12 months of vesting acceleration.

In addition, in the event that an officer’s employment terminates as a result of his death or disability (as defined in the relevant agreement), he or his estate is entitled to receive 12 months of additional vesting on all stock options and restricted shares held by him.

Estimated Benefits and Payments Upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our named executive officers’ employment before or after a change in control of our company as described above, as if each officer’s employment terminated as of December 31, 2010, the last business day of the 2010 fiscal year.

Name	Benefit	Voluntary Resignation / Termination for Cause or Disability	Termination Other than for Cause or Disability Prior to Change in Control	Termination Other than for Cause or Disability after a Change in Control	Resignation for Good Reason after a Change in Control
Mark Shirman	Severance	$0	$315,000	$315,000	$315,000
	Option Acceleration	$0	$5,525	$5,525	$5,525
	COBRA Premiums	$0	$15,277	$15,277	$15,277
	Vacation Payout	$0	$0	$0	$0
	Total Value	$0	$330,277	$330,277	$330,277

Kenneth Hale	Severance	$0	$122,500	$122,500	$122,500
	Option Acceleration	$0	$5,563	$8,563	$8,563
	COBRA Premiums	$0	$7,638	$7,638	$7,638
	Vacation Payout	$0	$0	$0	$0
	Total Value	$0	$130,138	$130,138	$130,138

Andrew Norman	Severance	$0	$120,000	$120,000	$120,000
	Option Acceleration	$0	$17,297	$38,423	$38,423
	COBRA Premiums	$0	$7,638	$7,638	$7,638
	Vacation Payout	$0	$0	$0	$0
	Total Value	$0	$127,638	$127,638	$127,638

Richard Scannell	Severance	$0	$107,500	$107,500	$107,500
	Option Acceleration	$0	$5,563	$8,563	$8,563
	COBRA Premiums	$0	$7,638	$7,638	$7,638
	Vacation Payout	$0	$0	$0	$0
	Total Value	$0	$115,138	$115,138	$115,138

For purposes of valuing the severance and vacation payments in the table above, we used each executive officer’s base salary in effect at the end of 2010 and the number of accrued but unused vacation days at the end of 2010.

The value of option acceleration shown in the table above was calculated based on the assumption that the officer’s employment was terminated and the change in control (if applicable) occurred on December 31, 2010 and that the fair market value of our common stock on that date was $            . The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 31, 2010 and the exercise price of the option.

Compensation Risks

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

Equity Benefit Plans

2011 Equity Incentive Plan

Our 2010 Equity Incentive Plan (the 2011 Plan) was adopted by our board of directors on                      and we will obtain stockholder approval of this plan prior to the date of this offering. The 2011 Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2011 Plan replaces our Amended and Restated 2001 Stock Option and Grant Plan (the 2001 Plan), our primary equity compensation plan used prior to this offering. No further option grants will be made under 2001 Plan after the consummation of this offering.

The material terms of our 2011 Plan are as follows:

Share Reserve. We have reserved              shares of our common stock for issuance under the 2011 Plan, plus up to              additional shares to be transferred from the 2001 Plan. In addition, the number of shares reserved for issuance under the 2011 Plan will be increased automatically on January 1 of each year beginning in 2012 by a number equal to the lesser of              shares or           % of the shares of common stock outstanding at that time. Accordingly, the maximum number of shares of common stock that might be issued pursuant to awards under the 2011 Plan during its term is              shares.

In general, if awards granted under the 2011 Plan expire without shares having been issued, or are forfeited or repurchased under the terms of the award, or if shares are withheld from an award in payment of the exercise price or satisfaction of tax withholding obligations, then the shares underlying those expired awards, or shares so forfeited, repurchased or withheld, will again become available for grant under the 2011 Plan.

Administration. The compensation committee will administer the 2011 Plan. The committee will have broad discretionary authority to make all interpretive and administrative decisions relating to our 2011 Plan. It may delegate authority to officers or subcommittees to administer the 2011 Plan in certain respects. References to the “administrator” in the following descriptions of our various equity compensation plans refer to our board of directors, compensation committee or any other person or committee authorized to administer any aspect of such plan, as appropriate in context.

Eligibility. All of our employees, as well as employees of any of our subsidiaries, members of our board of directors who are not employees and consultants and other independent contractors or advisors are eligible to be granted awards under our 2011 Plan.

Types of Award. Our 2011 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;
•	stock appreciation rights;
•	restricted shares; and
•	stock units.

Options and Stock Appreciation Rights. The exercise or base price for options and stock appreciation rights granted under the 2011 Plan may not be less than 100% of the fair market value of our common stock on the award grant date. Optionees may pay the exercise price on purchasing shares by using:

•	cash;
•	shares of common stock that the optionee already owns;
•	an immediate sale of the option shares through a broker designated by us; or
•	other lawful methods of consideration permitted by the administrator.

Options give the participant a right to purchase a specified number of shares of common stock at a fixed exercise price over a specified period of time. A participant who exercises a stock appreciation right is entitled to receive the increase in value of our common stock over the base price on such terms as are specified in the award agreement. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights granted under our 2010 Plan will be subject to such conditions as the administrator determines, which may include service period-based or performance vesting. Such awards will generally have a term of no more than 10 years from the date of grant, although they will expire earlier under certain circumstances including upon the holder’s termination of service or on certain events if we were to experience a change of control. To date, we have not granted stock appreciation rights under our equity plans. Stock options granted prior to this offering under our 2001 Plan have typically been subject to four year service-based vesting.

No participant may receive options or stock appreciation rights under the 2010 Plan covering more than              shares in one calendar year, except that a newly hired employee may receive options or stock appreciation rights covering up to              shares in the first year of employment.

The 2010 Plan allows our compensation committee to reprice (lower the exercise price of) outstanding options or stock appreciation rights without seeking shareholder approval; however the exercise price of awards may never be less than the fair market value of our common stock on the date on which the exercise prices are adjusted. Our compensation committee may also approve programs under which outstanding options or stock appreciation rights are exchanged for cash or other equity awards on such terms as it determines appropriate.

Restricted Shares and Stock Units. Restricted shares may be awarded under the 2010 Plan in return for such consideration as the compensation committee determines appropriate, including cash or services provided to us. Restricted shares vest and become nonforfeitable at the times and upon the conditions determined by the administrator.

Stock units may also be awarded under the 2010 Plan. Recipients are not required to pay any cash consideration for shares issued under stock units, which may be granted in consideration of their services to us. The settlement of stock units (issuance of shares subject to the units) will occur upon satisfaction of any service-based or performance vesting or other conditions imposed by the administrator, and may be settled on a deferred basis. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

No participant may receive restricted shares or stock units under the 2010 Plan covering more than              shares in one calendar year, except that a newly hired employee may receive such awards covering up to              shares in the first year of employment. These limits are in addition to the annual limits described above with respect to options and stock appreciation rights.

Other Equity-Based Awards. The 2010 Plan also permits the administrator to grant other types of equity-based compensation awards, the structure(s) of which may differ from those awards

Performance Objectives. The 2011 Plan includes provisions permitting us to grant awards that will qualify as “performance-based compensation” under applicable federal tax rules, thus enhancing our ability to deduct compensation amounts paid to certain of our executive officers. These tax rules, which begin to apply to us at some point following the offering, will require, among other things, that we grant restricted stock and stock unit awards subject to vesting only upon pre-specified performance conditions in order to ensure our ability to deduct fully the related compensation amounts for awards granted to certain of our executive officers. The performance conditions that might be used for this purpose under the 2011 Plan are: operating profits (including EBITDA), net profits, earnings per share, earnings before or after other objective measures such as taxes and/or interest profit returns and margins, revenues, operating income (including after taxes), defined change in the level of sales and/or bookings relative to a prior period, stockholder return or value, return on assets, return on investment stock price, working capital, cash flow (including operating cash flow and cash flow per share), debt reduction, expense reduction, market share and individual strategic criteria capable of objective assessment.

Change in Control. If a change in control of our company occurs, awards outstanding under the 2010 Plan will be subject to the terms of the transaction agreement we enter into with our acquiror. Such agreement may provide that awards be subject to assumption by the acquiror, for substitution by the acquiror of a comparable award, or for termination on various terms. The 2011 Plan does not provide for automatic acceleration of vesting for any awards in connection with a change of control, although the compensation committee may provide for any vesting it determines in its discretion to be appropriate. A change of control for this purpose includes:

•	a merger of our company after which our own stockholders own 50% or less of the surviving corporation or its parent company;
•	a sale of all or substantially all of our assets; or
•	an acquisition of more than 50% of our total voting power by any person or group.

Adjustments to Shares. To the extent we experience certain corporate events such as stock splits, stock dividends, or similar reclassifications or combinations of our capital stock, the number of shares remaining available for grant under the 2011 Plan, the various annual share limits described above (including the number of shares specified under the annual evergreen formula), the number of shares subject to outstanding awards, and the exercise, purchase or repurchase prices applicable to awards will be proportionately adjusted to reflect such event. In the event we declare a material, extraordinary dividend payable in a form other than shares, a recapitalization, a spin-off or a similar occurrence, the administrator may make such adjustments to the 2011 Plan and outstanding awards as it determines appropriate in its discretion.

Amendments or Termination. Our board of directors may amend or terminate the 2011 Plan at any time, including without stockholder approval of any such amendment unless applicable law (including the Nasdaq Global Market rules) requires such approval. The 2011 Plan will continue in effect until                     , 2021 unless terminated earlier in accordance with its terms.

2010 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan (the Purchase Plan) was adopted by our board of directors on                      and we will obtain stockholder approval of this plan prior to the date of this offering. The Purchase Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Awards granted under this plan are intended to qualify under and provide U.S.-based participants with the tax benefits of Section 423 of the Internal Revenue Code of 1986, as amended.

Share Reserve. We have reserved              shares of our common stock for issuance under the plan. The number of shares reserved for issuance under the Purchase Plan will be increased automatically on January 1 of each year beginning in 2012 by a number equal to the lesser of              shares or           % of the shares of common stock outstanding at that time. Accordingly, the maximum number of shares of common stock that might be issued pursuant to awards under the Purchase Plan during its term is              shares.

Administration. The compensation committee of our board of directors will administer the plan, although the committee may delegate certain of its functions in this regard to one or more officers.

Eligibility. All of our employees and if so designated by the compensation committee, employees of our subsidiaries, are eligible to participate if we employ them for more than 20 hours per week and for more than 5 months per year. Eligible employees may begin participating in the Purchase Plan at the start of any offering period.

Offering Periods. We expect to administer the Purchase Plan by implementing a series of consecutive 6-month offering periods, with a single purchase taking place at the end of each offering period. However, we may change the timing and duration of offering periods and the frequency of purchases, as long as such changes comply with the terms of the Purchase Plan (which generally permits any terms permitted under Section 423 of the Internal Revenue Code of 1986, as amended). Initially under the purchase plan, a new 6-month offering period will begin on each August 1st and February 1st, except that the first offering period under the Purchase Plan is expected to commence shortly after the effective date of this offering and will end on January 31, 2012.

Amount of Contributions. Our Purchase Plan permits each eligible employee to purchase common stock through payroll deductions (or through such other methods as the administrator allows with respect to all participants in an offering period). Each employee’s payroll deductions may not exceed 15% of the employee’s annual cash compensation or a lesser amount approved by our board of directors. Purchases of our common stock will generally occur on January 31 and July 31 of each year. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,500 shares. The value of the shares purchased in any calendar year may not exceed $25,000, in accordance with tax rules. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price. The price of each share of common stock purchased under our Purchase Plan will not be less than 85% of the lower of:

•	the fair market value per share of common stock on the first day of the applicable offering period or
•	the fair market value per share of common stock on the purchase date.

Other Provisions. Employees may end their participation in the Purchase Plan at any time. Participation ends automatically upon termination of employment with our company. If a change of control of our company occurs, our Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. The Purchase Plan provides for adjustments similar to those described above with respect to our 2010 Plan in the event we experience certain corporate events such as stock splits, dividends and similar events (including an adjustment to the per-purchase period share limit). Our board of directors may amend or terminate the Purchase Plan at any time. Without further action by our board of directors, the Purchase Plan will terminate in             , 2031. Amendments to the Purchase Plan will be subject to stockholder approval if required by applicable law.

Amended and Restated 2001 Stock Option and Grant Plan

The 2001 Plan was adopted and ratified by our board of directors in July 2003 and last amended on February 10, 2011 to provide for the grant of incentive and nonstatutory stock options to purchase shares of our common stock and restricted shares of our common stock. The 2001 Plan has been approved by our stockholders. The 2011 Plan will replace the 2001 Plan and no further awards will be made under our 2001 Plan after this offering. However, options outstanding under the 2001 Plan will continue to be governed by their existing terms. As of March 31, 2011, we have reserved 18,807,732 shares for issuance under the 2001 Plan. Our board of directors has administered the 2001 Plan. Awards have been granted to certain of our U.S.-based, U.K.-based and Turkey-based employees, members of our board of directors who are not employees and consultants.

As of March 31, 2011, we had outstanding options under the 2001 Plan to purchase an aggregate of 10,856,179 shares of common stock at exercise prices ranging from $0.02 to $2.00 per share, or a weighted average per share exercise price of $1.00. As of March 31, 2011, there were 2,322,443 shares of common stock available for future option grants under the 2001 Plan.

The exercise price for options granted under the 2001 Plan is determined by our board of directors in its sole and absolute discretion. Optionees may pay the exercise price in a form satisfactory to our board of directors, including, without limitation, by cash or check. In most cases, the options in this plan vest over a four-year period following the date of grant and generally expire upon the earlier of (1) 10 years after they are granted, (2) the date that is three months after the termination of the optionee’s service for any reason other than death or disability (or such later date as the board of directors may determine) and (3) the date that is twelve months after the termination of the optionee’s service for death or disability (or such later date as the board of directors may determine).

Change in Control; Adjustments to Shares; Repricing. The provisions under our 2001 Plan related to certain changes of control and corporate events and transactions are generally similar to those described above with respect to our 2011 Plan. Our board of directors may reprice awards outstanding under the 2001 Plan without seeking stockholder approval.

Series 1 Stock Plan

Our Series 1 Stock Plan was adopted by our board of directors on June 7, 2004 in connection with our acquisition of Source Enterprise Consulting Limited to provide for the grant of stock options to purchase shares of Series 1 preferred stock. The Series 1 Stock Plan has been approved by our stockholders. No further awards may be made under the Series 1 Stock Plan following this offering. Options already outstanding under the Series 1 Stock Plan will continue to be governed by their existing terms following this offering. There were originally 325,000 shares reserved for issuance under the Series 1 Stock Plan. Our board of directors has administered the Series 1 Stock Plan. Certain U.K.- based employees, specifically the former employees of Source Enterprise Consulting Limited, have been granted awards under our Series 1 Stock Plan.

As of March 31, 2011, options to purchase 60,942 shares of Series 1 preferred stock were outstanding and unexercised (each with an exercise price of $1.34 per share), options to purchase 138,862 shares had been issued and exercised, and 114,200 shares of the total 325,000 reserved shares had been cancelled and reallocated as part of the reserve of the 2001 Stock Plan. As of March 31, 2011, there were 6,409 shares of Series 1 preferred stock available for future option grants under the Series 1 Stock Plan.

Optionees may pay the exercise price for these options in a form satisfactory to our board of directors, including, without limitation, by cash or check. In most cases, the options granted under this plan vest over a four-year period following the date of grant and generally expire upon the earlier of (1) 10 years after they are granted, (2) the date that is three months after the termination of the optionee’s service for any reason other than disability (or such later date as our board of directors may determine) and (3) the date that is twelve months after the termination of the optionee’s service for disability (or such later date as our board of directors may determine).

Change in Control. The Series 1 Stock Plan does not contain change of control provisions. It provides for adjustments upon certain corporate events such as stock splits, dividends, and similar events. Our board of directors may reprice awards granted under the Series 1 Stock Plan without stockholder approval.

2007 Section 102 Share Option Plan

Our 2007 Section 102 Share Option Plan (the Israeli Plan) was adopted by our board of directors on March 23, 2007. The Israeli Plan will continue following this offering.

Share Reserve. We have reserved 724,275 shares of our common stock for issuance under the Israeli Plan.

As of March 31, 2011, we had outstanding under the Israeli Plan unexercised options to purchase an aggregate of 619,430 shares of common stock with exercise prices ranging from $1.03 to $2.00, or a weighted average per share exercise price of $1.30. As of March 31, 2011, there were 98,845 shares of common stock available for future option grants under the Israeli Plan.

Administration. Our board of directors administers the Israeli Plan and has complete discretion to make all decisions relating to such Plan, subject to its provisions. Our board may also reprice outstanding options (reduce the exercise price to current fair market value) without seeking stockholder approval and modify outstanding awards in other ways.

Eligibility. All Israel-based employees and certain non-employee consultants, advisors and service providers are eligible receive options under our Israeli Plan.

Types of Awards. Our Israeli Plan provides for the award of approved and unapproved Section 102 options. Approved Section 102 options are granted pursuant to Section 102(b) of the Israeli Income Tax Ordinance 1961 and are held in trust by ESOP Trust Company, the trustee for the Israeli Plan, for the holding period necessary to enable the respective optionee to enjoy certain tax benefits under Section 102. Unapproved Section 102 options are granted pursuant to Section 102(c) of the Israeli Income Tax Ordinance 1961 and are not held in trust by ESOP Trust Company. Unapproved Section 102 options are issued directly to the relevant optionee.

The exercise price for options granted under the Israeli Plan is determined by our board of directors in its sole and absolute discretion. Optionees may pay the exercise price in a form satisfactory to our board of directors, including, without limitation, by cash or check. In most cases, the options in this plan vest over a two or four-year period following the date of grant and generally expire upon the earlier of (1) 10 years after they are granted, (2) the date that is three months after the termination of the optionee’s service for any reason other than disability (or such later date as our board of directors may determine) and (3) the date that is twelve months after the termination of the optionee’s service for disability (or such later date as our board of directors may determine).

Change in Control. If we are party to a merger or consolidation, all outstanding options granted under the Israeli Plan will be subject to the agreement of merger or consolidation. Such transaction agreement will provide for one or more of the treatments described above with respect to the 2010 Plan.

Amendments or Termination. Our board of directors may amend or terminate the Israeli Plan at any time. If our board of directors amends the Israeli Plan, it does not need to ask for stockholder approval of the amendment unless it increases the number of shares available for issuance under the 2007 Israeli Plan (except in the case of a combination or consolidation of shares).

The Israeli Plan will automatically terminate on the later of ten years following the date on which the plan was initially implemented or the shares available under such plan were increased.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2008 and each currently proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeds $120,000; and
•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

All of the transactions set forth below were approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by the audit committee and a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. In connection with this offering, we intend to adopt a written policy with respect to the review and approval of future related party transactions.

Convertible Note Financing. As described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings”, on June 28, 2010 we entered into the Investor Debt Agreement with certain lenders, including certain existing investors entities affiliated with our existing investors Sigma Partners, GrandBanks Capital and Kodiak Venture Partners, which was approved by an independent finance committee of the Board of Directors. Under the terms of the Investor Debt Agreement we issued unsecured convertible promissory notes for $3.0 million and we issued an additional $5.0 million during October 2010. The notes we issued bear a fixed rate of interest at 8.00% which rate was raised to 10% on March 1, 2011 and are junior to our existing secured indebtedness and junior to our convertible promissory note with Dell. We may not prepay the notes and the investors may demand repayment of all outstanding principal and accrued interest on any issued notes under certain circumstances, including a change in control and the occurrence of the offering contemplated in this prospectus. At any time prior to the offering contemplated by this prospectus, the investors may elect to convert all outstanding principal and accrued interest into shares of our Series F Preferred Stock. In connection with entering into the note agreement, we issued warrants to purchase up to 900,000 shares of our common stock at an exercise price of $3.00 per share. In October 2010, we issued warrants to purchase up to an additional 166,663 shares of our common stock at an exercise price of $3.00 per share. The warrants have a term of three years and net exercise provisions. The table below sets forth the amount of the notes issued and the number of warrants to purchase common stock purchased by the listed investors at each closing.

Closing Date	Investor Name	Notes Convertible into Series F Purchased	Common Stock Warrants Purchased	Affiliated Party
June 2010	Sigma Partners	$1,344,000	569,801	Robert Davoli, Managing Partner of Sigma Partners
June 2010	Kodiak Venture Partners	$94,000	28,133	Louis Volpe, General Partner, Kodiak Venture Partners
June 2010	GrandBanks Capital	$562,000	168,733	Ryan Moore, General Partner of GrandBanks Capital
October 2010	Sigma Partners	$3,906,000	130,199	Robert Davoli, Managing Partner of Sigma Partners

Closing Date	Investor Name	Notes Convertible into Series F Purchased	Common Stock Warrants Purchased	Affiliated Party
October 2010	Kodiak Venture Partners	$156,000	5,199	Louis Volpe, General Partner, Kodiak Venture Partners
October 2010	GrandBanks Capital	$938,000	31,265	Ryan Moore, General Partner of GrandBanks Capital
Total Notes and Warrants Purchased by Listed Investors		$7,000,000	933,330

Several of the managing partners/directors of these investors serve as members of our board of directors: Louis Volpe (General Partner, Kodiak Venture Partners); Robert Davoli (Managing Director, Sigma Partners); and Ryan Moore (General Partner, GrandBanks Capital). The terms of the note agreement were negotiated by our Chief Financial Officer and representatives of the investors who are not members of our board of directors. Members of our board of directors, who met the independence requirements set forth in Section 10A(m) of the Exchange Act, formed an independent finance committee to review the terms of the note agreement and determined that the terms and conditions were just and equitable, fair to us and that it was in our best interest to enter into the note agreement. We did not seek out or receive a separate fairness opinion. Relying upon the recommendation of the independent finance committee of our board of directors, with interested members abstaining, our board of directors voted to approve the note agreement.

Please see the section titled “Principal Stockholders” for more details regarding the shares held by these entities.

Acquisitions

Acquisition of Certain Assets of CRI Technologies, Inc. In November 2009, we acquired certain assets of CRI Technologies (CRI) for 699,390 shares of common stock pursuant to an asset purchase agreement. Robert Davoli, a director of our company, was also a director of CRI at the time of the acquisition. Investment entities in which Mr. Davoli has a financial interest hold shares of CRI, which entities, subject to any liability for claims under the asset purchase agreement, received 349,695 of consideration shares. Mr. Davoli was not involved in the negotiation of the acquisition. The asset purchase agreement memorializing the transaction and the consideration for the assets were negotiated as an arms-length transaction between our officers and the officers of CRI and its subsidiary, Virtera, Inc. (Virtera). The purchase price for the assets was determined by taking into account potential revenue streams from assumed contracts and other relationships, less the internal costs of billing for and collecting on services that had been previously provided by CRI/Virtera whose accounts payable we did not purchase. The disinterested members of our board of directors determined that the acquisition was in the best interests of our company and our stockholders.

Registration Rights Agreement

We have entered into a registration rights agreement with several of our significant stockholders, including entities affiliated with Kodiak Venture Partners, entities affiliated with Sigma Partners, entities and persons affiliated with GrandBanks Capital, entities affiliated with Paladin Capital Group and various other entities and individuals. The registration rights agreement was initially executed when we first sold shares of our Series A preferred stock in 2001. The agreement has been amended several times upon the sale of our Series B, Series C, Series D, Series E and Series F preferred stock, as well as in connection with the issuance of shares of our common stock as acquisition consideration and in connection with debt transactions with each of Lighthouse Capital Partners, Dell Products, LP, BayStar Capital III Investment Fund, L.P., Velocity Financial Group, Inc. and Leader Equity, LLC. The registration rights agreement covers approximately 56,758,329 shares of common stock on a fully-diluted basis (assuming the exercise of all outstanding options or warrants held by the parties). Under the registration rights agreement, holders of shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the eighth amended and restated registration rights agreement, as amended, between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Certain holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3 after the completion of this offering. For the complete terms of the agreement, please see the full text of the eighth amended and restated registration rights agreement, as amended, filed as Exhibit 4.3 to the registration statement of which this prospectus is a part.

Stockholders Agreement

We have entered into a stockholders agreement with several of our significant stockholders, including entities affiliated with Kodiak Venture Partners, entities affiliated with Sigma Partners, entities affiliated with Paladin Capital Group and various other entities and individuals. The stockholders agreement was initially executed when we first sold shares of our preferred stock in 2001. The agreement has been amended several times to include new holders of our preferred stock, certain entities and persons receiving shares of our common stock as acquisition consideration, certain lenders and a limited number of holders of our common stock. The stockholders agreement covers approximately 62,606,943 shares of common stock on a fully-diluted basis (assuming the exercise of all outstanding options or warrants held by parties thereto). Holders of shares of common stock are entitled to the provisions of the stockholders agreement. The stockholders agreement provides for, among other things, a right of first refusal with respect to certain transfers by holders of our common stock who are party to the agreement, a right of first offer with respect to future sales of our equity securities by us, a right to designate certain of our directors and a 180-day lock-up provision. These rights will terminate immediately prior to the completion of this offering and the only material term of the stockholders agreement that will remain in place is a 180-day lock-up provision. For the complete terms of the agreement, please see the full text of the fifth amended and restated stockholders agreement, as amended, filed as Exhibit 4.4 to the registration statement of which this prospectus is a part.

Other Transactions with our Executive Officers, Directors, Key Employees and Significant Stockholders

Business Dealings with Xyratex. Todd Gresham, one of our current directors, serves as the Executive Vice President at Xyratex Technology Limited, a provider of enterprise class data storage subsystems and network technology. We have performed services for Xyratex, generating a total of approximately $124,000 in revenues to us in 2008 and $22,000 in revenues to us during 2009.

Indemnification Agreements. Upon the closing of this offering, we will enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without the approval of our board of directors). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Stock Option Awards. For information regarding stock options and stock awards granted to our named executive officers and directors, please see the section titled “Management—Director Compensation” and “Management—Executive Compensation.”

Management Stock Repurchase. In June 2008, we repurchased shares of common stock and Series 1 stock from members of our management team at the then fair market value, which was $2.26 per share. The table below sets forth the number and type of shares that we repurchased from the listed executive officers.

Executive Officer	Shares Repurchased	Class of Security
Mark Shirman	842,919	Common Stock
Ken Hale	197,192	Common Stock
Richard Scannell	197,192	Common Stock
Andrew Norman	221,239	Series 1 Preferred Stock

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of May 31, 2011, and as adjusted to reflect the completion of this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;
•	each of our named executive officers;
•	each of our directors;
•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 70,245,086 shares of common stock outstanding as of May 31, 2011.

The table also lists the applicable percentage beneficial ownership based on              shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of              shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of May 31, 2011 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o GlassHouse Technologies, Inc., 200 Crossing Boulevard, Framingham, Massachusetts 01702.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number		Percent	Number		Percent
5% Stockholders
Kodiak Venture Partners 1000 Winter Street, Suite 3800 Waltham, MA 02451	6,956,503	(1)	9.87%	6,956,503	(1)
Sigma Partners 20 Custom House Street, Suite 830 Boston, MA 02110	19,702,072	(2)	26.86%	19,702,072	(2)
GrandBanks Capital 10 Langley Road, Suite 403 Newton Center, MA 02459	8,706,707	(3)	12.23%	8,706,707	(3)
Paladin Capital Group 2001 Pennsylvania Avenue NW Suite 400 Washington, D.C. 20006	5,862,158	(4)	8.33%	5,862,158	(4)

Directors and Named Executive Officers
Louis Volpe	6,956,503	(5)	9.87%	6,956,503	(5)
Robert E. Davoli	19,702,072	(6)	26.86%	19,702,072	(6)
Ryan Moore	8,706,707	(7)	12.23%	8,706,707	(7)
Kenneth A. Minihan	5,862,158	(8)	8.33%	5,862,158	(8)
Todd Gresham	275,000	(9)	0.39%	275,000	(9)
Glenn Osaka	275,000	(10)	0.39%	275,000	(10)
Mark Shirman	4,083,672	(11)	5.66%	4,083,672	(11)
Ken Hale	761,761	(12)	1.08%	761,761	(12)
Andy Norman	1,086,097	(13)	1.53%	1,086,097	(13)
Richard Scannell	973,761	(14)	1.39%	973,761	(14)
Patrick Scannell	125,000	(15)	0.18%	125,000	(15)
All directors and executive officers as a group	48,807,731		67.92%	48,807,731

(1)	Represents 5,019,307 shares, 73,321 shares of Series F Preferred Stock exercisable within 60 days, and 115,615 warrants exercisable within 60 days and held by Kodiak Venture Partners II-A, L.P., 1,102,190 shares, 16,100 shares of Series F Preferred Stock exercisable within 60 days, and 25,387 warrants exercisable within 60 days held by Kodiak Venture Partners II-B, L.P., and 604,583 shares held by SKI Opportunities Fund, LLC. The general partner of Kodiak Venture Partners II-A, L.P. and Kodiak Venture Partners II-B, L.P. is Kodiak Ventures Management II, L.P. The general partner of Kodiak Ventures Management II, L.P. is Kodiak Ventures Management Company, Inc. The general partner of SKI Opportunities Fund, LLC is SKI Opportunities Fund (GP), LLC and the general partner of SKI Opportunities Fund (GP), LLC is Kodiak Ventures Management Company, Inc. David Ferneau and Louis Volpe are the President and Treasurer, respectively, of Kodiak Ventures Management Company, Inc. and share voting and depositive power for the shares held of record by Kodiak Ventures Management Company, Inc. Each of David Ferneau and Louis Volpe disclaims beneficial ownership of the shares held by Kodiak Ventures Management Company Inc.
(2)	Represents 14,676,432 shares, 1,717,225 shares of Series F Preferred Stock exercisable within 60 days, and 1,128,885 warrants exercisable within 60 days held by Sigma Partners 6, L.P., 1,406,103 shares, 132,155 shares of Series F Preferred Stock exercisable within 60 days, and 89,085 warrants exercisable within 60 days held by Sigma Associates 6, L.P., and 172,522 shares, 23,783 shares of Series F Preferred Stock exercisable within 60 days, and 15,838 warrants exercisable within 60 days held by Sigma Investors 6, L.P. 316,055 shares held by Sigma Partners 7, L.P., 20,212 shares held by Sigma Associates 7, L.P. and 3,777 shares held by Sigma Investors 7, L.P. Sigma Management 6, L.L.C. is the general partner of each of Sigma Partners 6, L.P., Sigma Associates 6, L.P., and Sigma Investors 6, L.P. Robert E. Davoli, Lawrence G. Finch, Gregory Gresch, Clifford L. Haas, John Mandlic, Peter Solvik, Robert Spinner and Wade Woodson are the managing members of Sigma Management 6, L.L.C. Each of the managing members disclaims beneficial ownership of the shares held by Sigma Management 6, L.L.C. Sigma Management 7, L.L.C. is the general partner of each of Sigma Partners 7, L.P., Sigma Associates 7, L.P., and Sigma Investors 7, L.P. Robert E. Davoli, Fahri Diner, Lawrence G. Finch, Gregory Gretsch, John Mandile, Peter Solvik, Robert Spinner and Wade Woodson are the managing members of Sigma Management 7, L.L.C. Each of the managing members disclaims beneficial ownership of the shares held by Sigma Management 7, L.L.C.
(3)	Represents 4,524,784 shares, 312,480 shares of Series F Preferred Stock exercisable within 60 days, and 238,279 warrants exercisable within 60 days held by GrandBanks Capital Venture Fund, L.P., 3,117,817 shares, 215,315 shares of Series F Preferred Stock exercisable within 60 days, and 164,189 warrants exercisable within 60 days held by GrandBanks Capital Softbank Fund, L.P., and 119,321 shares, 8,240 shares of Series F Preferred Stock exercisable within 60 days, and 6,282 warrants exercisable within 60 days held by GrandBanks Capital Advisors Fund, L.P. GrandBanks Capital LLC is the general partner of each of GrandBanks Capital Venture Fund, L.P., GrandBanks Capital Softbank Fund, L.P., and GrandBanks Capital Advisors Fund, L.P. Charles R. Lax is the managing members of GrandBanks Capital LLC. Mr. Lax disclaims beneficial ownership of the shares held by GrandBanks Capital LLC.
(4)	Represents 2,847,358 shares and 56,238 warrants exercisable within 60 days held by Paladin Homeland Security Fund, L.P., 1,831,016 shares and 36,164 warrants exercisable within 60 days held by Paladin Homeland Security Fund (NY City), L.P., 638,416 shares and 12,609 warrants exercisable within 60 days held by Paladin Homeland Security Fund (CA), L.P., and 431,828 shares and 8,529 warrants exercisable within 60 days held by Paladin Homeland Security Fund (Cayman Islands), L.P. Paladin Homeland Security Holdings, LLC is the general partner of each of Paladin Homeland Security Fund, L.P., Paladin Homeland Security Fund (NY City), L.P., and Paladin Homeland Security Fund (CA), L.P. Paladin Homeland Security Holdings (Cayman Islands), Ltd. is the general partners of Paladin Homeland Security Fund (Cayman Islands), L.P. Paladin Capital Group II, LLC is the managing member of Paladin Homeland Security Holdings, LLC. 2001 Penn Ave. Investments, LLC is the managing member of Paladin Capital Group II, LLC and Michael R. Steed is the sole manager of 2001 Penn Ave. Investments, LLC. Michael R. Steed is the sole director of Paladin Homeland Security Holdings (Cayman Islands), Ltd. Each of the sole manager and the sole director disclaims beneficial ownership of the shares indirectly held by Paladin Homeland Security Holdings, LLC and Paladin Homeland Security Holdings (Cayman Islands), Ltd.

(5)	See footnote (1) regarding Mr. Volpe’s relationship with Kodiak Venture Partners. Mr. Volpe disclaims beneficial ownership of the shares held by the entities affiliated with Kodiak Venture Partners referenced in footnote (1) above.
(6)	See footnote (2) regarding Mr. Davoli’s relationship with Sigma Partners. Mr. Davoli disclaims beneficial ownership of the shares held by the entities affiliated with Sigma Partners referenced in footnote (2) above.
(7)	Mr. Moore is affiliated with GrandBanks Capital. Mr. Moore disclaims beneficial ownership of the shares held by the entities affiliated with GrandBanks Capital referenced in footnote (3) above.
(8)	Mr. Minihan is affiliated with Paladin Capital Group. Mr. Minihan disclaims beneficial ownership of the shares held by the entities affiliated with Paladin Capital Group referenced in footnote (4) above.
(9)	Includes 175,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 2011.
(10)	Includes 25,000 shares issuable upon options exercisable within 60 days of May 31, 2011.
(11)	Includes 2,225,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 2011.
(12)	Includes 761,761 shares issuable upon exercise of options exercisable within 60 days of May 31, 2011.
(13)	Includes 550,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 2011.
(14)	Includes 973,761 shares issuable upon exercise of options exercisable within 60 days of May 31, 2011.
(15)	Includes 125,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 2011.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and bylaws does not purport to be complete and is qualified by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of March 31, 2011, there were 69,448,838 shares of common stock issued assuming the conversion of all then issued shares of preferred stock, held of record by approximately 265 stockholders and 11,536,551 and 7,042,256 shares of common stock underlying options and warrants, respectively.

There will be              shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in the offering and assuming no exercise after March 31, 2011 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. At present, we have no plans to issue dividends. Please see the section titled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Series A, Series B, Series C, Series D, Series E and Series F preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, we will have no shares of our preferred stock outstanding. Outstanding shares of Series A preferred stock will be converted into 3,360,000 shares of common stock, outstanding shares of Series B preferred stock will be converted into 10,642,815 shares of common stock, outstanding shares of Series C preferred stock will be converted into 8,364,707 shares of common stock, outstanding shares of Series D preferred stock will be converted into 15,890,678 shares of common stock, outstanding shares of Series E preferred stock will be converted into 4,493,245 shares of common stock, outstanding shares of Series F preferred stock will be converted into 5,444,176 shares of common stock and issued shares of Series 1 preferred stock, will be converted into 4,208,787 shares of common stock.

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

After the completion of this offering, holders of 56,758,329 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the eighth amended and restated registration rights agreement, as amended, between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Certain holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and
•	removal of our incumbent officers and directors.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors will be classified into three classes of directors and directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that vacancies and newly created directorships on our board of directors may be filled only by a majority vote of the directors then serving on our board of directors (except as otherwise required by law or by resolution of our board of directors). Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings. Under our amended and restated certificate of incorporation and amended and restated bylaws, only the chairman of our board of directors, our CEO and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law. Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after the closing of this offering.

No Cumulative Voting. Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on our board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors decision regarding a takeover.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions. The amendment of most of the above provisions in our amended and restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company. Its telephone number is 1-800-937-5449.

Nasdaq Global Market Listing

We intend to apply to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “GLAS”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants to purchase common stock that were outstanding as of March 31, 2011. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

The remaining              shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Section 4(1), or Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

The following table shows approximately when the              shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Eligibility of Restricted Shares for Sale in the Public Market

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold in the offering
Upon Effectiveness		Freely tradable shares saleable under Rule 144 that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released, subject to extension; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for six months or less

Resale of the restricted              shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Lock-Up Agreements

Our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of, pledge or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated and William Blair & Company. In addition, all holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) we issue an earnings release or announce material news or a material event during the last 17 days of the 180-day restricted period; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the

180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. The consent of Stifel, Nicolaus & Company, Incorporated and William Blair & Company is required to release all or any portion of the securities subject to lock-up agreements.

Registration Rights

After the completion of this offering, the holders of 56,758,329 shares of our common stock will be entitled to the registration rights described in the section titled “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our option plans. Please see the section titled “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Stifel, Nicolaus & Company, Incorporated and William Blair & Company are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
William Blair & Company
Oppenheimer & Co. Inc.
Needham & Company, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Stifel, Nicolaus & Company, Incorporated expects to deliver the shares of common stock to purchasers on or about             , 2011.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of              additional shares of our common stock from us at the initial offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Financial Advisor

Bulger Capital, LLC is acting as our financial advisor in connection with the offering. We have agreed to pay Bulger Capital a fee of $250,000 for its services. Such services include an initial analysis of the market for new security issuances, an assessment of our financial position and business model and assistance in preparing presentation materials. Bulger Capital is not acting as an underwriter of this offering and is not selling any of the shares offered hereby.

No Sales of Similar Securities

The underwriters will require the company and its directors, officers and holders of substantially all of our common stock, subject to certain exceptions, to agree not to dispose of, pledge or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated and William Blair & Company. Please see the section “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include, in addition to prevailing marketing conditions:

-	Our historical performance

-	Estimates of our business potential and earnings prospects

-	An assessment of our management

-	The consideration of the above factors in relation to market valuation of companies in related businesses

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $         per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $         per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million.

Nasdaq Global Market Listing

We intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “GLAS.”

Short Sales, Stabilizing Transactions, and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Foreign Jurisdictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or

(ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Waltham, Massachusetts. The underwriters are represented by Ropes & Gray LLP. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 97,680 shares of our common stock and a warrant to purchase 19,535 shares of our common stock.

EXPERTS

The consolidated financial statements of GlassHouse Technologies, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 appearing in this prospectus and registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information about us and the common stock offered by this prospectus.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this Web site.

Upon completion of this offering, we will become subject to the reporting requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. At this time we do not currently file any periodic reports, proxy statements or other information with the SEC.

GLASSHOUSE TECHNOLOGIES, INC.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of GlassHouse Technologies, Inc.

We have audited the accompanying consolidated balance sheets of GlassHouse Technologies, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GlassHouse Technologies, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Glasshouse Technologies, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, has limited cash resources and $35.4 million of debt obligations coming due in 2011. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The 2010 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 15, 2011

GLASSHOUSE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31		March 31,	Pro forma March 31,
	2009	2010	2011	2011
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,587	$11,860	$6,632	$6,632
Accounts receivable, net of allowance for doubtful accounts of $255 $21 and $8	21,054	21,922	21,483	21,483
Unbilled revenue	3,086	1,717	3,770	3,770
Restricted cash and cash equivalents, current	2,068	182	183	183
Deferred tax asset, current	316	155	207	207
Deferred costs, current	5,685	10,892	11,848	11,848
Prepaid expenses and other current assets	1,928	2,997	3,155	3,155

Total current assets	41,724	49,725	47,278	47,278
Property and equipment, net	1,719	1,502	1,505	1,505
Intangible assets, net	14,110	11,211	10,527	10,527
Goodwill	21,804	21,849	22,189	22,189
Other assets	4,005	6,570	7,099	7,099
Deferred costs, non-current	2,837	7,878	6,986	6,986

Total assets	$86,199	$98,735	$95,584	$95,584

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Current portion of long-term debt	$6,129	35,360	51,254	51,254
Accounts payable	6,616	9,293	7,316	7,316
Accrued expenses and other current liabilities	12,919	19,383	14,545	14,545
Deferred revenue	10,937	16,403	17,944	17,944

Total current liabilities	36,601	80,439	91,059	91,059
Long-term debt, net of current portion	29,722	10,500	—	—
Due to employees and shareholders	446	483	493	493
Long-term deferred revenue	7,223	13,137	11,518	11,518
Deferred tax liability, non-current	864	648	698	698
Other long-term liabilities	9,279	4,813	5,035	5,035
Redeemable convertible preferred and common stock warrant liability	3,558	1,446	3,170	2,043
Commitments and contingencies (Note 15)
Redeemable convertible preferred stock:
Series A Redeemable Convertible Preferred Stock, $.001 par value; 3,360,000 shares authorized, issued and outstanding at December 31, 2009, 2010 and March 31, 2011, no shares outstanding on a pro forma basis (liquidation preference of $2,616 at December 31, 2010)	2,525	2,646	2,676	—
Series B Redeemable Convertible Preferred Stock, $.001 par value; 10,658,017 shares authorized at December 31, 2009 and 2010, 10,642,815 issued and outstanding at December 31, 2009, 2010 and March 31, 2011, no shares outstanding on a pro forma basis (liquidation preference of $11,453 at December 31, 2010)	11,280	11,837	11,973	—
Series C Redeemable Convertible Preferred Stock, $.001 par value; 8,717,647 shares authorized at December 31, 2009 and 2010, 8,364,707 issued, and outstanding at December 31, 2009, 2010 and March 31, 2011, no shares outstanding on a pro forma basis (liquidation preference of $10,130 at December 31, 2010)	9,806	10,232	10,337	—
Series D Redeemable Convertible Preferred Stock, $.001 par value; 17,511,727 shares authorized at December 31, 2009 and 2010, 15,626,305 shares issued and outstanding at December 31, 2009 and 15,890,678 and 15,918,949 shares issued and outstanding at December 31, 2010 and March 31, 2011, no shares outstanding on a pro forma basis (liquidation preference $50,105)	47,370	50,875	51,503	—
Series E Redeemable Convertible Preferred Stock, $.001 par value; 4,805,815 shares authorized at December 31, 2009 and 2010, 4,493,245 issued and outstanding at December 31, 2009, 2010 and March 31, 2011, no shares outstanding on a pro forma basis (liquidation preference $13,803 at December 31, 2010)	13,110	13,958	14,133	—
Series F Redeemable Convertible Preferred Stock, $.001 par value; 15,091,913 shares authorized at December 31, 2009, 33,591,913 shares authorized at December 31, 2010, 5,441,176 issued and outstanding at December 31, 2009, 2010 and March 31, 2011, no shares outstanding on a pro forma basis (liquidation preference $10,929 at December 31, 2010)	10,402	16,011	16,165	—

Total redeemable convertible preferred stock	94,493	105,559	106,787	—
Stockholders’ deficit:
Series 1 Convertible Preferred Stock, $0.001 par value; 6,000,000 shares authorized; 4,446,576 and 4,208,787 shares issued at December 31, 2009, 2010 and March 31, 2011, respectively no shares outstanding on a pro forma basis .	370	347	347	—
Common stock, $.001 par value; 106,000,000 shares authorized at December 31, 2009 and 125,500,000 shares authorized at December 31, 2010 and March 31, 2011; 18,265,890, 16,352,380, 17,019,160 and 69,448,838 shares issued at December 31, 2009, 2010 and March 31, 2011, and on a pro forma basis, respectively.	18	17	17	69
Additional paid in capital	20,832	23,854	25,085	133,294
Contingent shares issuable	313	313	313	313
Treasury stock 2,454,514 shares at cost at December 31, 2009 and 0 shares December 31, 2010 and March 31, 2011	(4,531)
Accumulated other comprehensive income	1,944	2,478	2,898	2,898
Accumulated deficit	(114,933)	(145,299)	(151,836)	(151,836)

Total stockholders’ deficit	(95,987)	(118,290)	(123,176)	(15,262)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$86,199	$98,735	$95,584	$95,584

See accompanying notes.

GLASSHOUSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
Revenues:
Service	$82,998	$87,489	$94,919	$21,256	$26,451
Product	2,060	2,056	4,019	1,685	3,375

Total revenues	85,058	89,545	98,938	22,941	29,826
Cost of revenues:
Service	63,715	62,666	73,794	17,667	20,004
Product	1,631	1,268	3,078	1,198	2,382

Total cost of revenues	65,346	63,934	76,872	18,865	22,386

Gross profit	19,712	25,611	22,066	4,076	7,440
Operating expenses:
Research and development	1,050	667	1,214	257	286
Selling and marketing	19,056	15,299	18,940	4,984	4,811
General and administrative	15,419	9,951	14,398	3,584	3,906
Amortization of intangible assets	2,771	2,535	2,853	733	727

Total operating expenses	38,296	28,452	37,405	9,558	9,730

Loss from operations	(18,584)	(2,841)	(15,339)	(5,482)	(2,290)
Other income, net	212	1,036	3,040	(722)	44
Interest expense	(4,693)	(5,509)	(8,068)	(2,686)	(3,058)

Loss before income taxes	(23,065)	(7,314)	(20,367)	(8,890)	(5,304)
Provision (benefit) for income taxes	240	78	232	(12)	56

Net loss	(23,305)	(7,392)	(20,599)	(8,878)	(5,360)
Dividends and accretion of preferred stock	(4,821)	(5,360)	(5,325)	(1,315)	(1,229)

Net loss to common shareholders	$(28,126)	$(12,752)	$(25,924)	$(10,193)	$(6,589)

Net loss per share to common shareholders (basic and diluted)	$(2.13)	$(0.95)	$(1.59)	$(0.63)	$(0.40)

Weighted average number of shares outstanding (basic and diluted)	13,193	13,399	16,282	16,211	16,466

Pro forma net loss per share to common shareholders (basic and diluted)			$(0.31)		$(0.10)

Pro forma weighted average number of shares outstanding (basic and diluted)			66,691		68,892

See accompanying notes.

GLASSHOUSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Series 1 Preferred Stock		Common Stock		Additional Paid-In Capital	Contingent Purchase Consideration	Treasury Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Par	Shares	Par	Shares	Par			Shares	Par
Balance at December 31, 2007	42,467,660	$74,617	4,440,499	$370	13,684,685	$14	$9,914	$—	(450,000)	$(1)	$1,247	$(74,055)	$(62,511)
Common stock issued related to TPP acquisition					69,517		99						99
Issuance of Series F preferred stock less stock issuance costs of $151	3,602,940	9,649											—
Accretion of redeemable convertible stock		4,821										(4,821)	(4,821)
Exercises of stock options/warrants			2,592		896,924	1	135						136
Repurchase of common stock									(2,004,514)	(4,530)			(4,530)
Dell Products L.P. beneficial conversion feature							2,500						2,500
Vesting of warrants							80						80
Stock-based compensation expense							1,913						1,913
Foreign currency translation											859		859
Vesting of restricted shares					490,353		815						815
Net loss												(23,305)	(23,305)

Balance at December 31, 2008	46,070,600	89,087	4,443,091	370	15,141,479	15	15,456	—	(2,454,514)	(4,531)	2,106	(102,181)	$(88,765)
Accretion of redeemable convertible stock		5,360										(5,360)	(5,360)
Exercises of stock options/warrants	19,412	46	3,485		207,406	1	58						59
Fair value of shares to acquire SGI								313					313
Vesting of warrants							13						13
Stock-based compensation expense							781						781
Foreign currency translation											(141)		(141)
Minimum pension liability											(21)		(21)
Vesting of restricted shares					130,508		296						296
Fair value of shares issued for CSSG earnout					255,000		487						487
Common Stock issued in connection with vcare acquisition					1,597,480	1	2,363						2,364
Common Stock issued in connection with Virtera acquisition					699,390	1	1,034						1,035
Common Stock issued in connection with earnout					234.627		344						344
Net loss												(7,392)	(7,392)

GLASSHOUSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME (CONTINUED)

(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Series 1 Preferred Stock		Common Stock		Additional Paid-In Capital	Contingent Purchase Consideration	Treasury Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Par	Shares	Par	Shares	Par			Shares	Par
Balance at December 31, 2009	46,090,012	$94,493	4,446,576	$370	18,265,890	$18	$20,832	$313	(2,454,514)	$(4,531)	$1,944	$(114,933)	$(95,987)
Accretion of redeemable convertible stock		5,325										(5,325)	(5,325)
Exercises of stock options					176,508	0	228						228
Retirement of treasury shares			(237,789)	(23)	(2,216,725)	(1)	(63)		2,454,514	4,531		(4,442)	2
Stock-based compensation expense							1,203						1,203
Foreign currency translation											322		322
Minimum pension liability											212		212
Vesting of restricted shares					126,707	—	582						582
Warrant issued associated with debt extinguishment							890						890
Warrant extinguishment							(283)						(283)
Fair value of warrants issued in conjunction with debt							465						465
Exercise of warrants	264,373	756
Issuance of new shares, net	1,838,236	4,985
Fair value of shares to acquire SGI								—					—
Net loss												(20,599)	(20,599)

Balance at December 31, 2010	48,192,621	105,559	4,208,787	$347	16,352,380	$17	23,854	$313	—	$—	2,478	(145,299)	(118,290)
Accretion of preferred stock dividends		1,149										(1,149)	(1,149)
Accretion of stock issuance costs		27										(28)	(28)
Accretion of warrant discount		—										—	—
Option exercises					635,104	0	38					—	38
Stock based compensation expense							313					—	313
Foreign currency translation											420	—	420
Warrant exercise	28,271	51											—
Net Loss												(5,360)	(5,360)
Vesting of restricted shares					31,677	0	147					—	147
Dell conversion feature							733						733

Balance at March 31, 2011 (unaudited)	48,220,892	$106,787	4,208,787	$347	17,019,160	$17	$25,085	$313	—	$0	$2,898	$(151,836)	$(123,176)

Pro forma balance at March 31, 2011 (unaudited)	—	$—	—	$—	69,448,838	$69	$133,294	$313	—	$—	$2,898	$(151,836)	$(15,262)

See accompanying notes.

GLASSHOUSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
Operating activities
Net loss	$(23,305)	$(7,392)	$(20,599)	$(8,878)	$(5,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash change in fair value of warrant liability	(1,607)	(101)	(2,536)	65	(319)
Non-cash change in fair value of derivative	—	—	(98)	—	(5)
Depreciation	495	669	823	198	208
Amortization of intangible assets	3,089	2,818	3,334	833	860
Non-cash debt extinguishment charge	—	—	787	—	—
Non-cash debt refinancing charge	—	292	—	787	—
Non-cash stock-based compensation expense	2,728	1,103	1,777	439	459
Non-cash foreign currency impact on intercompany accounts	2,498	(527)	(1,255)	662	(11)
Non-cash pension expense	—	—	238	—	—
Non-cash interest expense	4,060	4,439	5,073	1,066	2,665
Deferred income taxes	205	82	(44)	109	9
Changes in operating assets and liabilities, excluding effects of acquisitions:
Accounts receivable	(1,749)	1,659	(319)	1,279	719
Unbilled revenue	1,539	(69)	1,403	615	(1,340)
Prepaids and other current assets	155	198	(5,458)	(3,562)	(1,373)
Other assets	110	(1,538)	(7,310)	(1,861)	282
Accounts payable	(1,275)	(2,635)	2,408	1,675	(2,087)
Accrued expenses	(2,998)	2,888	(2,457)	(2,973)	1,192
Deferred revenue	6,904	(2,571)	10,411	5,203	(553)

Net cash used in operating activities	(9,151)	(685)	(13,822)	(4,343)	(4,654)
Investing activities
Purchase of property and equipment	(1,132)	(565)	(615)	(48)	(204)
(Increase) decrease in restricted cash	(2,064)	34	2,281	(1)	—
Cash paid for acquisitions, net of cash acquired	(5,013)	(539)	—	—	—

Net cash (used in)/provided by investing activities	(8,209)	(1,070)	1,666	(49)	(204)
Financing activities
Proceeds from exercise of stock options and warrants	136	41	227	210	88
Proceeds from issuance of redeemable convertible preferred stock and warrants, net of issuance costs	9,649	—	5,563	—	—
Proceeds from long-term debt and warrants	24,847	—	17,618	9,504	397
Repurchase of common stock	(4,530)	—	—	—	—
Repayment of debt	(6,326)	(3,198)	(7,024)	(5,419)	(860)

Net cash provided by (used in) financing activities	23,776	(3,157)	16,384	4,295	(375)
Effect of foreign currency on cash and cash equivalents	145	(10)	45	(21)	5

Net increase (decrease) in cash and cash equivalents	6,561	(4,922)	4,273	(118)	(5,228)
Cash and cash equivalents at beginning of period	5,948	12,509	7,587	7,587	11,860

Cash and cash equivalents at end of period	$12,509	$7,587	$11,860	$7,469	$6,632

Supplemental disclosures of cash flow information
Cash paid for interest	$1,240	$1,670	$2,454	$1,095	$464

Non-cash financing and investing activities
Issuance of warrants	$833	$—	$684	$2,525	$2,043

Accretion of preferred stock	$4,821	$5,360	$5,325	$1,315	$1,229

Conversion accrued interest to principal on Dell debt	—	—	—	—	7,500

Fair value of shares issued in connection with acquisitions	$99	$4,839	$115	$—	$—

Conversion of warrants	$—	$46	177	$—	$—

See accompanying notes.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

GlassHouse Technologies, Inc. (the Company) was incorporated on May 1, 2001 and is engaged in the business of providing consulting services to organizations on issues of data storage technology and data protection. These services include assessing, implementing and maintaining storage solutions for businesses’ storage needs, as well as the resale of storage equipment. Based on qualitative and quantitative criteria established by FASB issued guidance now codified within FASB ASC Topic No. 280, Segment Reporting, the Company operates within one reportable segment.

The Company has generated an accumulated deficit, since inception through March 31, 2011, of approximately $151.8 million, and expects to continue to incur operating losses through 2011. In addition, the Company needs to raise additional capital to meet debt obligations coming due in 2011. The future success of the Company is dependent on its ability to obtain additional working capital to develop and market its products, grow the business, and ultimately upon its ability to attain future profitable operations. Further, the Company is subject to risks associated with rapidly growing technology-based companies. Primary among these risks are dependence on key individuals, rapid technological changes, competition from substitute products and larger companies, the need for adequate financing to fund future operations, and the need to achieve profitable operations.

On June 17, 2011, the Dell Note (see Note 9) maturity extension will end by which date the Company expects to enter into a further extension (September Extension). The September Extension, based on a nonbinding summary of terms dated June 11, 2011 will, among other things, require an increased interest rate, restructuring fees, access to additional intellectual property and other conditions with which the Company believes it can comply. Specifically, the Company will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. The Company has agreed to pay the Dell Note in full upon the completion of the Company’s initial public offering and to provide Dell with certain rights of refusal in the event the Company receives an acquisition proposal. The Company believes that its existing cash and cash equivalents of $6.6 million as of March 31, 2011, combined with any cash generated from operations, however, will not be sufficient to pay off the principal and accrued interest, and related restructuring fees totaling approximately $35 million. The Company intends to use part of the proceeds from its initial public offering to pay off the Dell Note in full and fund operations to the extent required. In the event that the Company does not execute the September Extension and subsequently complete its offering by September 16, 2011 or that Dell does not elect to convert or further extend the maturity of the Dell Note, the Company is actively pursuing and negotiating alternatives to repay or refinance the Dell Note. Options available to the Company are to raise additional equity and/or debt from existing or new investors, restructure its existing debt, restructure its operations or a combination of all of these alternatives.

Apart from the maturity of the Dell Note, the Company’s future working capital and financing requirements will depend on many factors, including the rate of its revenue growth, its ability to integrate acquisitions and its expansion of sales and marketing and product development activities. To the extent that its cash and cash equivalents, cash flow from operating activities and net proceeds of this offering are insufficient to fund its future activities, the Company may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. It may also need to raise additional funds in the event it decides to complete one or more acquisitions of companies, technologies or products. In the event additional financing is required, the Company may not be able to obtain financing on acceptable terms. Further, limitations on the Company’s ability to incur additional debt under its loan obligations with certain debt and equity holders may limit its ability to obtain additional financing.

The Company’s plans of operations, even if successful, may not result in cash flow sufficient to finance and expand its business. Consequently, the Company’s limited cash resources, debt obligations coming due in 2011 and recurring losses raise substantial doubt about its ability to continue as a going concern through December 31, 2011. Realization of assets is dependent upon continued operations of the Company, which in turn is dependent upon management’s plans to meet its financing requirements and the success of its future operations. The ability of the Company to continue as a going concern is dependent on improving the Company’s profitability and cash flow and securing additional financing. While the Company believes in the viability of its strategy to increase revenues and profitability and in its ability to raise additional funds, and believes that the actions presently being taken provide the opportunity

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

for it to continue as a going concern, there can be no assurances to that effect. These financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the amounts and classification of liabilities that might be necessary if the Company is unable to continue as a going concern.

Basis of Consolidation

The consolidated financial statements of the Company includes the accounts of all its wholly-owned subsidiaries. The entities being consolidated include GlassHouse Technologies, Inc. (our U.S. operations), GlassHouse Technologies (UK) Limited (our UK subsidiary), Glasshouse Technologies Ltd. (our Israeli subsidiary), GlassHouse Information Systems, Ltd. (our Turkish subsidiary), GlassHouse Technologies AG (our Swiss subsidiary), GlassHouse Technologies GmbH (our German subsidiary), and GlassHouse Technologies PTY LTD (our Australian subsidiary). For consolidation purposes the Company chooses to report the U.S. and Australian entities together (US/AUS), our Israel and Turkish operations together as Middle East (ME), and our Swiss and German operations together as Central Europe (CE). The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The consolidated financial statements presented reflect entries necessary for the fair presentation of the Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, Consolidated Balance Sheets as of December 31, 2009 and 2010 and the three months ended March 31, 2010 and 2011, Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, and Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011. All entries required for the fair presentation of the financial statements are of a normal recurring nature. Intercompany transactions and balances are eliminated upon consolidation.

Reclassification

Certain reclassifications have been made to prior periods to conform to current period presentation.

Unaudited Quarterly Financial Information

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared pursuant to the Securities and Exchange Commission (“SEC”) rules and regulations for quarterly reports on form 10-Q. In the opinion of management, the accompanying unaudited condensed consolidated financial statements and notes contain all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the Company’s financial position and results of operations.

Supplemental Pro Forma Information

The Company has provided a pro forma Consolidated Balance Sheet as of March 31, 2011, and a pro forma Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit and Comprehensive Income (loss) as of March 31, 2011. The pro forma statements give effect to the conversion, upon completion of the Company’s anticipated initial public offering, of all issued shares of preferred stock, into common stock and all outstanding warrants to purchase preferred stock into warrants to purchase common stock.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and investment in money market accounts.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Restricted Cash

The Company is required to cash collateralize the full amounts of its letters of credit related to facility leases in the United States and its Israeli subsidiary’s overdraft and credit line. The letters of credit related to the facility leases in the United States expire at various dates through November 2013. The Company anticipates renewing all letters of credit related to the facility leases in the United States. The letter of credit for the Israeli subsidiary’s overdraft and credit line expired in October 2010 and the Company used the proceeds from the letter of credit to pay down amounts due under the overdraft and credit lines. See footnote 9.

Allowances for Doubtful Accounts

Management makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The following is a roll-forward of our allowance for doubtful accounts (in thousands):

	Beginning of Period	Additional Charge to Expense	Deductions/ Writeoffs	Balance at End of Period
Year ended December 31, 2009	$327	$32	$(104)	$255

Year ended December 31, 2010	$255	$94	$(328)	$21

Three months ended March 31, 2011	$21	$—	$(13)	$8

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with FASB ASC Topic No. 830, Foreign Currency Matters. The reporting currency for the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries are the local currencies in which the subsidiaries incur most of their expenses and generate most of their revenues. Accordingly, all assets and liabilities of the Company’s subsidiaries are translated into U.S. dollars using the exchange rate in effect at each balance sheet date. Revenue and expense amounts are translated using an average rate of exchange during the period. Foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) as a separate component of stockholders’ equity. Gains and losses arising from transactions denominated in foreign currency are primarily related to intercompany accounts that have been determined to be temporary in nature, and cash and accounts receivable denominated in non-functional currency. The Company recorded foreign currency loss of $2.5 million, a foreign currency gain of $386,000, and a foreign currency losses of $235,000 and $783,000 and a foreign currency gain of $110,000 for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively, which are included in other income (expense) in the Consolidated Statements of Operations.

Initial Public Offering Costs

In June 2008, the Company determined that, due to current market conditions, it would delay its initial public offering and that its capitalized initial public offering costs would not be realized. As such, the Company expensed approximately $4.0 million of capitalized initial public offering costs in the second quarter of 2008, including amounts previously capitalized at December 31, 2007, as a component of general and administrative expenses. At December 31, 2009 and 2010 and March 31, 2011, the Company had approximately $875,000, $4.0 million and $4.4 million in initial public offering costs capitalized as part of other assets, respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired in a business combination. In accordance with FASB ASC Topic No. 350, Intangibles—Goodwill and Other, the Company evaluates goodwill for impairment annually, as well as whenever events or changes in circumstances suggest that the carrying amount may not be recoverable from estimated discounted future cash flows.

When accounting for acquisitions occurring prior to January 1, 2009 with earn-outs or when additional consideration can be earned based on future performance, the Company did not initially record the additional consideration as part of purchase accounting. Instead, these amounts were recorded as additional purchase consideration when it was deemed probable that the additional consideration would be earned. For acquisitions occurring on or after January 1, 2009, the Company records the estimated fair value of any contingent consideration on acquisition date and subsequent changes in the estimated fair value are recorded in current earnings if settled for cash or assets and within equity if settled for the Company’s equity securities.

Impairment of Goodwill and Indefinite-lived Intangible Assets

In accordance with FASB ASC Topic No. 350, Intangibles—Goodwill and Other, the Company evaluates goodwill and indefinite lived intangible assets for impairment annually at the reporting unit level, as well as whenever events or changes in circumstances suggest that the carrying amount may not be recoverable from estimated discounted future cash flows. The Company has concluded that it has one reporting unit. Reporting units are determined by analyzing the components of a company’s operating segments. These components can be aggregated in accordance with the guidance in FASB ASC Topic No. 350 if they are deemed to be economically similar. Management has concluded that aggregation of its components (i.e. geographic operations) is appropriate as all components sell products and services to similar customers using the same techniques and technology, and have similar long-term economic prospects. As such, in order to determine whether goodwill has been impaired the Company compares the fair value of the consolidated Company to its consolidated net assets. If the fair value exceeds the carrying value of the Company’s net assets, there is no impairment. If the carrying value of the net assets exceeds the fair value of the Company, the Company would be required to calculate the impairment and record a corresponding charge, if any, in current earnings.

The Company estimates the entity’s fair value of using a probability weighted-expected return method. The Company’s estimation of fair value requires management to make estimates and assumptions regarding future revenue growth, profitability, timing of future cashflows, discount rates and terminal year multiples that significantly impact its fair value estimates. Changes in these estimates and assumptions could impact estimated fair values and result in charges to earnings in the future.

Impairment or Disposal of Long-Lived Assets

FASB ASC Topic No. 360, Property, Plant, and Equipment, provides a single accounting model for long-lived assets. In accordance with this standard, the Company performs an impairment review of its long-lived assets, including its property and equipment, definite-lived intangible and other assets, whenever events or circumstances indicate that an asset may be impaired.

Concentration of Credit Risk and Significant Clients

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of money market funds and billed and unbilled accounts receivable. The Company maintains money market funds with one banking institution, which management believes to have a high credit standing. As of December 31, 2009, the Company had one client balance, comprising of service invoices, that accounted for greater than 10% of accounts receivable. As of December 31, 2010 and March 31, 2011, the Company had no client accounting for greater than 10% of accounts receivable.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

The Company had no client who accounted for greater than 10% of total revenue in 2008. The Company had one client who accounted for greater than 10% of total revenue in 2009 and no other client representing more than 10% of total revenue. The Company had no client who accounted for greater than 10% of total revenue in the year ended December 31, 2010 and March 31, 2011.

Revenues by geographic area are as follows (in thousands):

	(unaudited)					(unaudited)
	Three Months Ended March 31, 2010					Three Months Ended March 31, 2011
	US/AUS	UK	ME	CE	Total	US/AUS	UK	ME	CE	Total
Revenues
Consulting	$4,477	$3,929	$2,227	$781	$11,413	$4,180	$5,626	$2,429	$763	$12,998
Managed Services	3,821	324	4,750	947	9,843	6,407	436	4,887	1,723	13,453
Product	—	11	89	1,584	1,684	—	39	1,355	1,981	3,375

Total	$8,298	$4,264	$7,067	$3,312	$22,941	$10,587	$6,101	$8,671	$4,467	$29,826

Revenues
Consulting	54%	92%	32%	23%	50%	39%	92%	28%	17%	44%
Managed Services	46%	8%	67%	29%	43%	61%	7%	56%	39%	45%
Product	0%	0%	1%	48%	7%	0%	1%	16%	44%	11%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

	2008					2009					2010
	US	UK	ME	CE	Total	US	UK	ME	CE	Total	US	UK	ME	CE	Total
Revenues
Consulting	$17,433	$19,547	$—	$—	$36,980	$13,240	$14,611	$6,094	$587	$34,532	$18,216	$19,699	$9,162	$3,029	$50,106
Managed Services	18,771	2,804	24,443	—	46,018	31,332	2,280	19,345	—	52,957	17,824	1,417	18,300	7,272	44,813
Product	—	9	2,051	—	2,060	—	685	1,267	104	2,056	—	37	607	3,375	4,019

Total	$36,204	$22,360	$26,494	$—	$85,058	$44,572	$17,576	$26,706	$691	$89,545	$36,040	$21,153	$28,069	$13,676	$98,938

Revenues
Consulting	48%	87%	—	—	43%	30%	83%	23%	85%	39%	51%	93%	33%	22%	51%
Managed Services	52%	13%	92%	—	54%	70%	13%	72%	—	59%	49%	7%	65%	53%	45%
Product	—	—	8%	—	3%	—	4%	5%	15%	2%	0%	0%	2%	25%	4%

Total	100%	100%	100%	—	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, billed and unbilled accounts receivable, and accounts payable, approximate their fair values due to their short maturities. As discussed in Notes 3 and 9, the Company issued warrants that can be converted into redeemable preferred stock and derivatives embedded in debt in each case which are measured and reported at fair value using unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the liability. Based on borrowing rates currently available to the Company for loans with similar terms, management believes that the carrying value of the debt approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, ranging from two to five years, using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or lease term. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Comprehensive Loss

The Company reports comprehensive loss in accordance with FASB ASC Topic No. 220, Comprehensive Income. For the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, the comprehensive loss was as follows (in thousands):

	Year Ended December 31			Three Months Ended March 31,
	2008	2009	2010	2010	2011

Net loss	$(23,305)	$(7,392)	$(20,599)	$(8,878)	$(5,360)
Foreign currency translation gain (loss)	859	(141)	322	165	420
Minimum pension liability	—	(21)	213	—	—

Comprehensive loss	$(22,446)	$(7,554)	$(20,064)	$(8,713)	$(4,940)

Revenue Recognition

The Company’s revenues consist of both service revenues and product revenues. Service revenues consist of consulting services and managed services. The Company’s contracts have different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require the Company to make judgments and estimates in recognizing revenues. Amounts are considered to be earned once the following has occurred: (i) evidence of an arrangement has been obtained, (ii) services are delivered, (iii) fees are fixed or determinable and (iv) collectibility is reasonably assured.

Revenues recognized in excess of billings are recorded as unbilled revenue. Billings in excess of revenues recognized are recorded as deferred revenues until all revenue recognition criteria are met. Client prepayments (even if non-refundable) are deferred (i.e., classified as a liability) and recognized over future periods as services are delivered or performed.

The Company also incurs out-of-pocket expenses, which are generally reimbursed by the client. These reimbursements are classified as service revenues and cost of services in the Company’s Consolidated Statements of Operations, and amounted to $1.7 million, $1.1 million and $1.6 million for the years ended December 31, 2008, 2009 and 2010, and $309,000 and $593,000 for the three months ended March 31, 2010 and 2011 respectively.

Consulting Services. The Company sells consulting services in all of the geographies in which the Company and its subsidiaries operate. Consulting services typically have a delivery cycle of less than a year and can be fixed fee or time and materials contracts.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Consulting service revenues from fixed price contracts are recognized using the proportional performance method pursuant to the SEC’s Staff Accounting Bulletin (SAB) 104. Proportional performance accounting is based on an efforts expended method, based on hours incurred during the reporting period compared with the total estimated hours to be provided over the duration of the contract. This method is followed where reasonably dependable estimates of revenues and effort can be made. In cases where reasonably dependable estimates cannot be made, completed contract accounting is used for revenue recognition. As part of the Company’s revenue recognition process, management performs monthly reviews of its fixed fee contracts whereby it evaluates estimated total hours of effort that are expected to be expended under each specific fixed fee project. Historically any changes to total hours of effort expected to be expended under a fixed fee contract have not been significant and have not required a change in revenue recognized in prior periods. Due to the nature of the fixed fee contracts that the Company enters into and its experience in executing similar contracts in the past, the Company believes that its estimates are reliable and accurate. If estimates indicate that a contract loss will occur, a loss provision will be recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of services and classified in other accrued liabilities in the Consolidated Balance Sheets. Consulting service revenues from time-and-materials contracts are recognized as services are provided.

Managed Services. Managed services consist of infrastructure operations services (IOS) contracts and multi-element contracts. Managed service contracts typically have a term of one to three years.

The Company sells IOS managed services contracts in all the geographies in which the Company and its subsidiaries operate. These contracts are fixed price contracts that have a consistent monthly fee and typically have a term of one to three years. Pursuant to FASB Accounting Standards Codification (“ASC”) Topic No 605, revenues from IOS managed services contracts are recognized on a monthly basis as the monthly service is delivered. Certain of the Company’s IOS managed services agreements include specified service levels which, if not achieved, could result in penalties, including refunds for services provided for the period the service level was not met. The Company tracks and reviews service-level commitments on a monthly basis for these clients and through this process would identify any service level not met before the related revenue is recognized. If during a period a service level is not met, the amount of credit due to the client would be accrued as a reduction of revenue in that period. The Company has not historically issued credits as it has met or exceeded contracted service-level agreements.

The Company’s Israeli, Turkish, German and Swiss subsidiaries enter into multi-element contracts in the respective geographies in which they operate. Multi-element contracts involve the resale of third- party hardware and/or software with related third party maintenance along with the Company’s consulting services, IOS managed services or both. The consulting services included in the multi-element arrangements can be fixed fee or time and material contracts. Effective January 1, 2011, the Company adopted Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements,” which amends FASB ASC “Topic 605,” “Revenue Recognition.” ASU 2009-13 amends FASB ASC Topic 605 to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. ASU 2009-13 also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence, if available, (2) third-party evidence, if vendor-specific objective evidence is not available, and (3) estimated selling price, if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor’s multiple-deliverable revenue arrangements. In accordance with ASU 2009-13, the Company allocates multi-element arrangement consideration to each deliverable in the arrangement based on its relative selling price. The Company determines selling price using vendor-specific objective evidence (“VSOE”), if it exists; otherwise, we use third-party evidence (“TPE”). If neither VSOE nor TPE of selling price exists for a unit of accounting, we use estimated selling price (“ESP”).

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

VSOE is generally limited to a median price of recent standalone transactions that are priced within a narrow range when the same or similar product is sold separately. The Company has reviewed its pricing history for the separate elements in its multi-element revenue arrangements and determined it does not have sufficient consistent pricing to support VSOE. If the Company develops consistent pricing in the future such that it can support VSOE on the different elements of its multi-element revenue arrangements, it will use the VSOE of the relative fair value of the elements.

TPE is determined based on the prices charged by the Company’s competitors for a similar deliverable when sold separately. The Company noted that sufficient information on competitor pricing to substantiate TPE is not generally available.

Since the Company is currently unable to establish selling price using VSOE or TPE, for any order received or materially modified after our ASU 2009-13 implementation date of January 1, 2011, the Company will use ESP in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would execute the transaction if the product or service were sold by us on a standalone basis. The Company’s determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the anticipated margin on that deliverable, the selling price and profit margin for similar products or services, the Company’s ongoing pricing strategy and policies and the characteristics of the varying markets in which the deliverable is sold.

The Company analyzes the selling prices used in its allocation of arrangement consideration at a minimum on a quarterly basis. Selling prices will be analyzed on a more frequent basis if a significant change in its business necessitates a more timely analysis or if the Company experiences significant variances in our selling prices.

Each deliverable within a multiple-deliverable revenue arrangement is accounted for as a separate unit of accounting under the guidance of ASU 2009-13 if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Company’s control. Further, the Company’s revenue arrangements generally do not include a general right of return relative to delivered products.

Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting. The below table reflects the impact the adoption of ASC 2009-13 had on the Company’s results for the three months ended March 31, 2011.

	(unaudited) Three Months Ended March 31, 2011
	As Reported with Adoption of ASU2009-13	As Reported without Adoption of ASU2009-13
	(in thousands, except per share data)
Service revenues	$26,451	$26,390
Product revenues	3,375	1,398

Total revenues	29,826	27,788

Cost of services revenues	20,004	19,911
Cost of product revenues	2,382	815

Total cost of revenues	22,386	20,726
Gross profit	7,440	7,052
Operating loss	(2,290)	(2,668)
Net loss to common shareholder	$(6,589)	$(6,967)

Basic and diluted net loss to common shareholder	$(0.40)	$(0.42)

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

The Company reports all the revenue from multiple element arrangements as a component of service revenue in its Consolidated Statements of Operations when the fair value of the hardware and software components cannot be reasonably determined. Revenues from multiple element arrangements were $24.6 million, $19.6 million and $22.2 million for 2008, 2009 and 2010, and $4.8 million and $7.0 million for the three months ended March 31, 2010 and 2011 respectively.

In multi-element service contracts that contain the resale of third-party hardware with related third party maintenance the total value of the arrangement is recognized ratably over the entire service period to the extent that all services were being provided from the outset of the period because the Company has been unable to objectively determine the fair value of the separate components of the arrangement.

Certain of the Company’s multi-element service contracts contain the resale of perpetual licenses for third-party software which could include: consulting services, managed services, third-party hardware and related maintenance, or any combination of the aforementioned. Revenues are recognized for these contracts under the provisions of FASB ASC Topic No. 985, Software. Under FASB ASC Topic No. 985, revenues can be allocated between the elements based on each element’s relative fair value, provided that each element meets specified criteria as a separate element. If the fair value of each element cannot be objectively determined by reference to vendor specific objective evidence of fair value, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services were being provided from the outset of the period. Under the Company’s multiple element arrangements where software products are sold in conjunction with managed services contracts, the fair value of each element has not been objectively determinable. Therefore, all revenues under these types of arrangements are recognized ratably over the estimated service period to the extent that all services have begun to be provided at the outset of the period. The Company’s Swiss subsidiary vcare Infosystems AG sells multi-element contracts that contain perpetual licenses of its software with related Company provided maintenance and/or the Company’s consulting or IOS managed service. The consulting services can be fixed fee or time and material based contracts. Revenues are recognized for these contracts under the provisions of FASB ASC Topic No. 985. Under ASC Topic No. 985, revenues can be allocated between the elements based on each element’s relative fair value, provided that each element meets specified criteria as a separate element. If the fair value of each element cannot be objectively determined by reference to vendor specific objective evidence of fair value, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services being were provided from the outset of the period. Under the Company’s multi-element arrangements where its software is licensed in conjunction with managed services contracts and/or the Company provided maintenance, the fair value of each element has not been objectively determinable. Therefore, all revenues under these types of arrangements are recognized ratably over the estimated service period to the extent that all services have begun to be provided at the outset of the period.

The Company incurs certain direct costs from third parties in conjunction with its multiple element arrangements. These costs include third-party product costs and third-party, post-contract support costs. The third party post-contract support costs are the costs of the third party maintenance for the third party equipment or software. The third-party maintenance agreements are typically one to three years. The Company defers the direct and incremental third-party costs associated with its multiple element arrangements and recognizes the expense on a straight-line basis over the service period of the arrangement with the third party to properly match these costs with the related revenue. At December 31, 2009 and 2010, the Company has $8.5 million and $18.8 million, respectively, of deferred third-party costs recorded on its Consolidated Balance Sheets. At December 31, 2009, 2010 and March 31, 2011, respectively, the Company recorded $5.7 million, $10.9 million and $11.8 million as deferred third-party costs in current assets, with the remainder of $2.8 million, $7.9 million and $7.0 million in long-term assets.

Product. Product revenue consists of selling perpetual licenses of the Company’s intellectual property (IP) and software products, and the resale of third party software and/or hardware with related third party maintenance when sold on a stand alone basis or when fair value can be reasonably determined when sold as part of a multi-element transaction. The Company has licensed its IP in the U.S. and in the United Kingdom (U.K.). The Company’s Israeli,

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Turkish, German and Swiss subsidiaries resell third party software and/or hardware in their respective geographies.

Revenues generated from the licensing of the Company’s IP or software products with no other element to the arrangement are recognized upon delivery to the client.

Revenues generated from the resale of hardware and/or software with related maintenance contracts or third party maintenance renewals contracts sold without other consulting or managed services where the Company is not the primary obligor are recognized on a net basis upon delivery to the client assuming all provisions of SAB 104 have been met, as the client does not consider the Company to be the principal in the transaction.

Research and Development Costs

Research and development costs are charged to the statement of operations as incurred until technological feasibility is achieved. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs have been expensed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with guidance now codified within FASB ASC Topic No. 718, Compensation—Stock Compensation. FASB ASC Topic No. 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with FASB ASC Topic No. 718, the Company recognizes the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award. Stock-based compensation to employees for the year ended December 31, 2008, 2009 and 2010 was $2.7 million, $1.1 million and $1.8 million, and $442,000 and $459,000 for the three months ended March 31, 2010 and 2011, respectively (Note 12).

Income Taxes

The Company accounts for income taxes under the liability method. This method requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Delivery Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments of ASU 2009-13 also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendors’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early application is permitted. Effective January 1, 2011, the Company adopted the provisions of ASU 2009-13. See Note 1, revenue recognition.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. More specifically, if the software sold with or embedded within the tangible product is essential to the functionality of the tangible product, then this software, as well as undelivered software elements that relate to this software, are excluded from the scope of existing software revenue guidance. ASU No. 2009-14 is effective for fiscal years that begin on or after June 15, 2010. Early application is permitted. Effective January 1, 2011, the Company adopted the provisions of ASU 2009-14. See Note 1, revenue recognition.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. Net (Loss) Income Per Share

Basic net loss per share is computed by dividing net loss, including the effect of preferred stock dividends and accretion, by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the outstanding options and warrants less potential incremental shares purchased under the Treasury Method, and from convertible securities using the if-converted method. The calculation of dilutive weighted average shares outstanding is as follows (in thousands):

	Years ended December 31,			(unaudited) Three months ended March 31
	2008	2009	2010	2010	2011
Basic weighted average shares outstanding	13,193	13,399	16,282	16,211	16,466
Dilutive effect of:
Series A Redeemable Convertible Preferred Stock	3,360	3,360	3,360	3,360	3,360
Series B Redeemable Convertible Preferred Stock	10,623	10,623	10,643	10,643	10,643
Series C Redeemable Convertible Preferred Stock	8,365	8,365	8,365	8,365	8,365
Series D Redeemable Convertible Preferred Stock	15,626	15,626	15,696	15,626	15,916
Series E Redeemable Convertible Preferred Stock	4,493	4,493	4,493	4,493	4,493
Series F Redeemable Convertible Preferred Stock	563	3,603	3,643	3,603	5,441
Series 1 Convertible Preferred Stock	4,397	4,208	4,208	4,208	4,208

Subtotal	60,620	63,677	66,690	66,509	68,892

Outstanding options and warrants less potential incremental shares purchased under the Treasury Method	5,471	3,480	3,872	4,666	3,948

Dilutive weighted average shares outstanding	66,091	67,157	70,562	71,175	72,840

Because the Company reported a net loss for the years ended December 31, 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011 all potential common shares have been excluded from the computation of dilutive net loss per share because the effect would have been antidilutive.

The unaudited pro forma net loss per share to common shareholder (basic and diluted), was calculated as follows:

	Years Ended December 31,	(unaudited) Three months ended March 31
	2010	2011
Net loss to common shareholder	$(25,924)	$(6,589)
Add: Dividends and accretion of preferred stock	5,325	1,229

Pro forma net loss	$(20,599)	$(5,360)

Pro forma net loss per share (basic and diluted)	$(0.31)	$(0.10)

Pro forma weighted average number of shares outstanding (basic and diluted)	66,691	68,892

Weighted average number of shares outstanding (basic and diluted)	16,282	16,466
Impact of assumed conversion of preferred stock	50,409	52,426

Pro forma weighted average number of shares outstanding (basic and diluted)	66,691	68,892

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Warrant Liability

Under guidance included in FASB ASC Topic No. 480, Distinguishing Liabilities from Equity the Company accounts for freestanding warrants to purchase the Company’s redeemable convertible preferred stock or common stock if both the number of shares into which the warrant is exercisable and the exercise price is not fixed at issuance as liabilities that must be recorded at fair value.

These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of other income (expense), net, until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to stockholders’ deficit. For the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, the Company recorded other income of $1.6 million, other income of $102,000 and other income $2.6 million other expense of $65,000 and other income of $319,000 respectively, to reflect the change in fair value of the warrant liability.

4. Prepaid Expenses and Other Current Assets and Other Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		(unaudited) March 31,
	2009	2010	2011
Inventory(1)	$471	$577	$972
Prepaid rent	91	99	43
Prepaid maintenance	50	120	182
Prepaid insurance	49	32	128
Other	1,267	2,169	1,830

	$1,928	$2,997	$3,155

(1)	Inventory consists of third-party equipment either on hand or in transit to clients. Inventory is held at cost.

Other assets consist of (in thousands):

	December 31,		(unaudited) March 31,
	2009	2010	2011
Initial public offering costs (Note 1)	$875	$4,018	$4,351
Prepaid post employment pay (Note 16)	2,482	2,225	2,336
Lease security deposits	575	266	268
Other	73	61	144

	$4,005	$6,570	$7,099

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Property and Equipment

Property and equipment consist of the following (in thousands):

	Estimated Useful Life (In Years)	December 31		(unaudited) March 31
		2009	2010	2011
Computer equipment	2 – 5	$4,254	$4,697	$4,903
Office equipment	5	391	414	418
Software	2	997	1,210	1,263
Lease improvements	3	667	670	673
Furniture and fixtures	5	474	494	496

		6,783	7,485	7,754
Less accumulated depreciation		(5,064)	(5,983)	(6,248)

		$1,719	$1,502	$1,505

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $495,000, $669,000, $823,000, $198,000 and $208,000 respectively.

6. Acquisitions

2007 Acquisitions

On March 22, 2007, the Company acquired all of the outstanding capital stock of MBI Advanced Computer Systems Ltd., Integrity Systems Ltd. and MBI Veri Koruma Sistemleri Ticaret Limited Sirketi (the Israeli Group), which provides expertise in data protection of storage, servers, and database environments. The Israeli Group operates in Israel and Turkey. The Company acquired the Israeli Group for total consideration of approximately $11.0 million, primarily consisting of 2,446,746 shares of common stock valued at approximately $1.8 million, $8.7 million in cash and transaction costs of approximately $512,000. In addition to the net tangible assets, the consideration paid for the Israeli Group was for additional managed services capabilities and database expertise. In addition, the Israeli Group expanded the Company’s geographical reach into Southern and Eastern Europe and the Middle East. The purchase price exceeded the net tangible assets and gave rise to $2.9 million in goodwill. The Company recorded, based on a purchase price allocation intangible assets representing developed product technology, client relationships and tradename portfolios and the excess of purchase price over the estimated net tangible assets and intangible assets was recorded as goodwill. The intangible assets are being amortized on a straight-line basis over four to eight years based on the estimated life of the assets. Amortization expense for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, was $1.6 million, $1.4 million, $1.5 million and $366,000 and $379,000, respectively. The acquisition was financed by additional borrowings of $10.0 million. See the 2004 Loan Agreement under Note 9.

On July 2, 2007, the Company acquired certain assets of Rapid Application Deployment, Inc. (RapidApp), which provides consulting support in the design and deployment of server virtualization and virtual infrastructure projects. The Company acquired RapidApp for total consideration of approximately $10.6 million consisting primarily of 2,344,300 shares of common stock valued at $4.5 million, $6.0 million in cash and transaction costs of approximately $50,000. In addition to the net tangible assets, the consideration paid for RapidApp was for its consulting capabilities in server virtualization. These capabilities allowed the Company to immediately offer a new business service without having to develop it organically. The purchase price exceeded the net tangible assets and gave rise to $6.8 million in goodwill. The Company recorded, based on a preliminary purchase price allocation, intangible assets representing client relationships and tradename portfolios and the excess of purchase price over the estimated net tangible assets and intangible assets was recorded as goodwill. The intangible assets of RapidApp are being amortized on a straight-line basis over five years based on the estimated life of the assets. Amortization expense for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $736,000, $736,000 $736,000, $184,000 and $184,000 respectively. In July 2008, the Company paid $2.0

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Acquisitions (continued)

million in cash based on the achievement of additional revenue targets by the RapidApp business for the 12-month period following the acquisition. The additional consideration was recorded as goodwill.

The acquisition was financed through the issuance of 1,562,869 shares of Series E preferred stock at $2.5594 per share.

On October 1, 2007, the Company acquired all of the outstanding capital stock of DCMI Limited, a U.K.-based provider of data center consolidation software. The total purchase price was approximately $6.5 million. The purchase price consists of $4.1 million in cash and 1,074,471 shares of common stock of the Company valued at $2.2 million, and $210,000 in transaction costs as of October 14, 2007. The Company was required to pay an additional $2.3 million in cost based on DCMI’s achievement of certain revenue targets for the 12-month period following the acquisitions. In addition to the net tangible assets, the consideration paid for DCMI was for intellectual property that allowed the Company to expand its data center consolidation and migration services. The purchase exceeded the net tangible assets and gave rise to $2.1 million in goodwill. In November 2008, the Company paid an additional $2.3 million in additional cash consideration based on DCMI’s achievement of certain revenue targets for the 12-month period following the acquisition. The additional consideration was recorded as goodwill. Amortization expense for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $565,000, $476,000, $471,000, $119,000 and $122,000 respectively.

All of the Company’s 2007 acquisitions were accounted for as purchases and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values, including the identified intangible assets of client relationships, developed product technology and trademark/tradename portfolio.

A summary of the purchase price allocations for 2007 acquisitions is as follows (in thousands):

	Integrity	MBI - Israel	MBI - Turkey	Rapid App	DCMI	Total
Cash and cash equivalents	$23	$316	$353	$—	$—	$692
Accounts receivable	1,617	3,592	317	—	—	5,526
Unbilled revenue	556	283	—	—	—	839
Inventory	—	214	—	—	—	214
Prepaid expenses and other current assets	331	947	56	36	—	1,370
Property and equipment	104	149	12	65	—	330
Other assets	849	819	81	—	—	1,749
Accounts payable	(313)	(3,314)	(335)	—	—	(3,962)
Accrued expenses and other current liabilities	(954)	(861)	(115)	(14)	—	(1,944)
Deferred revenue	(111)	(1,600)	(500)	—	—	(2,211)
Deferred tax liability	(545)	(760)	(81)	—	—	(1,386)
Debt	(709)	—	—	—	—	(709)
Other long-term liabilities	(843)	(1,011)	(96)	—	—	(1,950)

Net tangible assets acquired (liabilities assumed)	5	(1,226)	(308)	87	—	(1,442)
Excess of purchase price over net tangible assets acquired	2,564	9,308	654	10,503	6,466	29,495
Identified intangible assets:
Developed product technology	196	—	—	—	2,013	2,209
Trademark/tradename portfolio	—	—	—	523	—	523
Client relationships	1,792	7,187	408	3,155	2,350	14,892

Total fair value of identified intangibles	1,988	7,187	408	3,678	4,363	17,624

Goodwill*	$576	$2,121	$246	$6,825	$2,103	$11,871

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Acquisitions (continued)

*	In 2008, the Company recorded additional goodwill for the Rapid App and DCMI acquisitions in the amount of $2.0 million and $2.3 million, respectively, resulting from additional consideration paid in 2008 related to earnouts for the respective acquisitions.

2008 Acquisitions

In May 2008, the Company entered into a share purchase agreement to purchase all of the outstanding capital stock of The Projects Practice Limited (TPP), a storage consulting company. The Company acquired TPP for a total consideration of approximately $2.2 million consisting primarily of 69,517 shares of its common stock, representing approximately $98,700 in aggregate value, $509,000 in cash consideration, $57,000 in transaction costs, and $1.6 million in additional consideration paid in 2009 based on certain bookings targets. The $1.6 million in additional consideration consisted of $1.2 million in cash and $400,000 in the Company’s common stock. As of the acquisition date, the Company believed that it was probable that the earnout would be paid. The earnout provision did not qualify as employee consideration and therefore was treated as additional purchase consideration. In addition to the net tangible assets, the consideration paid for TPP was for additional storage consulting expertise and market reach in the U.K. market. The purchase price exceeded the net tangible assets and gave rise to $1.2 million in goodwill. The Company recorded intangible assets representing client relationships, and the excess of purchase price over tangible net assets and intangible assets was recorded as goodwill. The intangible assets of TPP are being amortized on a straight-line basis over seven months and eight years based on the estimated life of the asset. Amortization for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was approximately $137,000, $75,000, $75,000, $19,000 and $20,000 respectively.

A summary of the purchase price allocation for TPP is as follows (in thousands):

Cash and cash equivalents	$165
Accounts receivable	803
Prepaid expenses and other current assets	2
Property and equipment	10
Accrued expenses and other current liabilities	(772)

Net tangible assets acquired	208

Excess of purchase price over net tangible assets acquired	2,024
Identified intangible assets:
Client relationships	846

Total fair value of identified intangibles	846

Goodwill	$1,178

In December 2008, the Company entered into a share purchase agreement to purchase all of the outstanding capital stock of Converged Securities Services Group, Inc (CSSG), which is a security consulting company. The Company acquired CSSG for total consideration of approximately $328,000 consisting primarily of $300,000 in cash and $28,000 in transaction costs. In addition to the net tangible assets, the consideration paid for CSSG was for its security consulting capabilities. These abilities allowed the Company to immediately offer a new business service without having to develop it organically. The purchase price exceeded the net tangible assets and gave rise to approximately $560,000 in goodwill. In 2009, the Company issued 255,000 shares of its common stock valued at $487,000 and estimated and accrued $172,000 of cash consideration related to the earnout provision in the CSSG purchase agreement. At December 31, 2009, the $172,000 was recorded as part of accrued expenses. The additional consideration accrued at December 31, 2009 was recorded as goodwill. In 2010, the cash component of the earnout was finalized at $65,000. This amount was paid in 2010. The difference between the original estimate of $172,000 and the final earnout of $65,000 was recorded as a reduction of goodwill.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Acquisitions (continued)

A summary of the initial purchase price allocation for CSSG is as follows (in thousands):

Cash and cash equivalents	$7
Client deposits	(204)
Accrued payroll	(35)

Net tangible assets acquired (liabilities assumed)	(232)

Excess of purchase price over net tangible assets acquired	1,251

Goodwill	$1,251

2009 Acquisitions

On September 15, 2009, the Company entered into a share purchase agreement to purchase all of the outstanding capital stock of Systems Group Integration Limited (SGI), which specializes in virtualization infrastructure consulting. The Company acquired SGI for total consideration of approximately $313,000. The $313,000 represents the acquisition date fair value of up to 506,339 contingent shares of the Company’s common stock issuable if certain revenue targets are met through the first anniversary of the acquisition date. The purchase exceeded the net tangible assets and gave rise to $1.9 million in goodwill. The Company recorded intangible assets representing developed technology and trademarks/tradenames and the excess of purchase price over tangible net assets and intangible assets was recorded as goodwill. The intangible assets of SGI are being amortized on a straight-line basis over 5 years based on the estimated life of the asset. Amortization expense for the year ended December 31, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $29,000, $109,000, $27,000 and $28,000 respectively.

A summary of the purchase price allocation for SGI is as follows (in thousands):

Cash and cash equivalents	$2
Accounts receivable	1,064
Prepaid expenses and other current assets	10
Unbilled accounts receivable	471
Accounts payable	(895)
Accrued expenses and other current liabilities	(1,252)
Deferred revenue	(395)
Client deposits	(157)
Current portion of debt	(875)
Notes to shareholders	(171)

Net tangible assets acquired (liabilities assumed)	(2,198)
Excess of purchase price over net tangible assets acquired	2,511
Identified intangible assets:
Developed product technology	421
Trademark / tradename portfolio	161

Total fair value of identified intangibles	582

Goodwill	$1,929

On November 30, 2009, the Company entered into a share purchase agreement to purchase all of the outstanding capital stock of vcare Infosystems AG (and its subsidiary vcare Infosystems GmbH) (collectively vcare) which specializes in infrastructure consulting. The Company acquired vcare Infosystems AG for total consideration of approximately $2.4 million. The $2.4 million represents the acquisition date fair value of 1,597,480 shares of the

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Acquisitions (continued)

Company’s common stock. The purchase exceeded the net tangible assets and gave rise to $1.6 million in goodwill. The Company recorded intangible assets representing developed technology and customer relationships and the excess of purchase price over tangible net assets and intangible assets was recorded as goodwill. Developed technology and customer relationships are being amortized on a straight line basis over 5 years and 8 years, respectively, based on the estimated life of the asset. Amortization expense for the years ended December 31, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $26,000, $313,000, $78,000 and $87,000 respectively.

A summary of the purchase price allocation for vcare is as follows (in thousands):

Cash	$475
Inventory	338
Accounts receivable	2,394
Unbilled accounts receivable	819
Fixed assets	191
Other assets	46
Deferred tax asset	54
Unbilled revenue	360
Deferred costs	721
Accounts payable	(2,899)
Accrued expenses and other current liabilities	(629)
Customer deposits	(33)
Deferred revenue	(1,217)
Pension Liability	(1,636)
Long term portion of debt	(412)

Net tangible assets acquired (liabilities assumed)	(1,428)
Excess of purchase price over net tangible assets acquired	3,792
Identified intangible assets:
Developed product technology	654
Customer relationships	1,547

Total fair value of identified intangibles	2,201

Goodwill	$1,591

On November 30, 2009, the Company acquired certain assets of CRI Technologies (Virtera) which provides consulting support in the design and deployment of desktop virtualization. The Company acquired Virtera for total consideration of approximately $1.0 million consisting of 699,390 shares of common stock valued at the fair value of the Company’s common stock on such date. In addition to the net tangible assets, the consideration paid for Virtera was for its consulting capabilities in desktop virtualization. These capabilities allowed the Company to immediately offer a new business service without having to develop it organically. The purchase price exceeded the net tangible assets and gave rise to $241,000 in goodwill. The Company recorded intangible assets representing client relationships and developed technology and the excess of purchase price over the estimated net tangible assets and intangible assets was recorded as goodwill. Developed technology and customer relationships are being amortized on a straight line basis over 5 years, based on the estimated life of the asset. Amortization expense for the year ended December 31, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $7,500, $90,000, $23,000 and $23,000 respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Acquisitions (continued)

A summary of the purchase price allocation for Virtera is as follows (in thousands):

Unbilled revenue	$212
Equipment	103
Restricted cash	95
Deferred costs	(68)

Net tangible assets acquired	342
Excess of purchase price over net tangible assets acquired	693
Identified intangible assets
Developed technology	332
Customer relationships	120

Total fair value of identified intangibles	452

Goodwill	$241

7. Goodwill and Other Intangible Assets

Intangible assets are being amortized on a straight-line basis. As of December 31, 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011 the total weighted-average amortization period for the intangible assets was 5.2, 4.7, 3.9, 4.5 and 3.7 years, respectively. Intangible assets consists of the following (in thousands):

	Estimated Useful Life (Years)	December 31		(unaudited) March 31,
		2009	2010	2011
Client relationships	5 – 8	$17,623	$18,375	$18,607
Trademark/tradename portfolio	5	677	673	679
Developed product technology	4 – 7	3,154	3,178	3,264

		21,454	22,226	22,550
Less accumulated amortization		(7,344)	(11,015)	(12,023)

		$14,110	$11,211	$10,527

Amortization expense for the years ended December 31, 2008, 2009 and 2010, March 31, 2010 and 2011 was $3.1 million, $2.8 million, $3.3 million, $833,000 and $860,000 respectively.

The unamortized balance of intangible assets at December 31, 2010 and the three months ended is expected to be amortized into expense as follows (assuming respective period end foreign exchange rates) (in thousands):

December 31,
2010
2011	$3,396
2012	2,975
2013	2,573
2014	1,497
2015	355
Thereafter	415

$11,211

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. Goodwill and Other Intangible Assets (continued)

A rollforward of goodwill is as follows (in thousands):

Amount
Beginning Balance—12/31/08	$16,971
Goodwill—SGI Acquisition	1,929
Goodwill—Virtera acquisition	241
Goodwill—vCare acquisition	1,591
CSSG Earn-out and acquisition costs	691
Impact of currency exchange rates	381

Balance—12/31/09	$21,804

CSSG earn-out adjustment	(107)
Virtera purchase price adjustment	86
Impact of currency exchange rate	66

Balance—12/31/10	$21,849

Impact of currency exchange rate	340

Balance—3/31/11 (unaudited)	$22,189

Total goodwill that is expected to be deductible for tax purposes is $8.9 million and $9.0 million at December 31, 2009 and 2010, respectively.

8. Accrued Expenses and Other Long-Term Liabilities

Accrued expenses consist of the following (in thousands):

	December 31,		(unaudited) March 31,
	2009	2010	2011
Vacation	$815	$835	$1,063
Bonus	652	25	54
Payroll and related	1,465	2,509	1,926
Commissions	1,724	1,543	1,276
VAT	1,701	1,364	1,365
IPO Costs	442	467	25
Professional services	505	388	416
Accrued inventory purchases	1,340	852	1,913
Accrued Interest (balloon payments)	1,598	1,688	1,688
Accrued Interest	—	7,278	808
Accrued third party fees	464	118	16
Earn-out	173	—	—
Other	2,040	2,316	3,995

Total	$12,919	$19,383	$14,545

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. Accrued Expenses and Other Long-Term Liabilities (continued)

Other long-term liabilities consist of the following (in thousands):

	December 31		(unaudited) March 31
	2009	2010	2011
Accrued post employment pay (Note 16)	$2,885	$2,604	$2,735
Accrued interest	4,562	—
Unfunded net pension liability	1,669	1,920	2,019
Other	163	289	281

	$9,279	$4,813	$5,035

9. Borrowings

The Company’s long term debt consisted of the following (in thousands):

	December 31		(unaudited) March 31
	2009	2010	2011
2004 Loan Agreement	$4,749	$3,794	$3,972
2007 Loan Agreement	4,903	—	—
Dell Note	23,694	24,803	30,294
Wellington	—	9,072	9,208
Investor Note	—	7,553	7,598
Israeli Borrowings	2,332	638	182
UK Borrowings	173	—	—

	$35,851	45,860	51,254
Less: current portion	(6,129)	(35,360)	(51,254)

Long term debt	$29,722	$10,500	$—

As of March 31, 2011, the Company was in compliance with its debt covenants. As of December 31, 2010, the Company’s Israeli subsidiary was not in compliance with the monthly cash flow covenant of its Bank Leumi credit line and the Company was not in compliance with the EBITDA and certain notification of covenants of the Wellington Note. The covenant non-compliance caused a cross default under the Investor Debt and the Loan Agreements with Lighthouse. The Company subsequently received waivers for all debt covenant violations from the respective lenders and was required to pay a $1,000 administrative fee to Bank Leumi.

US Borrowings

The 2004 Loan Agreement

In June 2004, the Company entered into a Loan and Security agreement (the 2004 Loan Agreement) with a lender. Under the 2004 Loan Agreement, the Company was allowed to borrow up to $6.0 million before June 2005. The 2004 Loan Agreement is secured by substantially all assets of the Company.

In July 2006, the Company amended the 2004 Loan Agreement (Amendment No. 2) to allow for an additional $3.0 million in borrowings before December 31, 2006. At December 31, 2008 there was $1.7 million payable under Amendment No. 2, which includes $64,000 of interest and $233,000 of non-principal balloon payment. At December 31, 2009 there was $1.24 million payable under Amendment No. 2, which includes $76,000 of interest and $344,000 of non-principal balloon payment. The final non-principal balloon payment is being amortized as interest expense through its maturity date of July 2011, of which the Company amortized $70,000, $72,000, $73,000, $18,000 and $18,000 during the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011, respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

In March 2007, the Company amended the 2004 Loan Agreement (Amendment No. 3) to allow for an additional $10.0 million in borrowings before August 31, 2007. At December 31, 2008, there was $7.0 million payable under Amendment No. 3, which includes $478,000 of interest and $625,000 of final payment. At December 31, 2009, there was $5.8 million payable under Amendment No. 3, which includes $421,000 of interest and $894,000 of final payment. The final non-principal balloon payment is being amortized as interest expense through its maturity date of July 2011, of which the Company amortized $183,000, $216,000, $239,000, $60,000 and $60,000 in the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011, respectively.

The 2004 Loan Agreement, as amended, does not contain any financial ratio covenants, but does have certain affirmative covenants (good standing, maintenance of collateral, etc.) and certain negative covenants (payments of dividends, restructuring, prohibited transactions, etc.).

In June 2009, the Company modified the terms of the 2004 Loan Agreement such that the Company agreed to pay interest only payments during the period June 2009 through February 2010 at an annual interest rate of 13.5%. In March 2010, all amounts outstanding under the 2004 Loan Agreement, as amended, were agreed to be repaid based on a 15-month amortization schedule of principal and interest payments with a 10% interest rate. In consideration for the restructuring of the 2004 Loan Agreement, the Company agreed to pay an additional $380,000 of final non-principal balloon payments to the lender upon maturity of the 2004 Loan Agreement, as amended, in July 2011. The payment date of the $1.2 million of final non-principal balloon payments outstanding was modified such that they were agreed to be paid due July 2011.

In June 2010, the Company modified the terms of the 2004 Loan Agreement such that the Company agreed to pay interest-only payments during the period of June 2010 through September 2010 at an annual interest rate of 13.5%. In October 2010, all amounts outstanding under the 2004 Loan Agreement, as amended, were agreed to be paid based on a twelve month amortization schedule of principal and interest with a 10% interest rate. In consideration for the restructuring of the 2004 Loan Agreement, the Company agreed to pay an additional $125,000 of final non-principal balloon payments to the lender upon maturity of the 2004 Loan Agreement as amended June 2010. The payment date of the $1.4 million of final non-principal balloon payments outstanding as modified such that they agreed to be due March 2012.

In September 2010, the Company modified the terms of the 2004 Loan Agreement such that the Company will make interest only payments during the period of October 2010 through June 2011 at an annual interest rate of 13.5%. In July 2011, all amounts outstanding under the 2004 Loan Agreement, as amended, will be repaid based on a nine month amortization schedule of principal and interest with a 10% interest rate. In consideration for the restructuring of the 2004 Loan Agreement, the Company will pay an additional $325,000 of final non-principal balloon payments to the lender upon maturity of the 2004 Loan Agreement as amended September 2010. The payment date of the $1.7 million of final non-principal balloon payments outstanding as modified such that they were agreed to be due March 2012.

In connection with entering into the 2004 Loan Agreement along with two of the additional amendments, the Company issued warrants to the lender to purchase 353,000 and 323,000 shares of the Company’s Series C and Series D preferred stock respectively, subject to certain anti-dilution adjustments. The purchase rights represented by the warrants are exercisable immediately and have a term of seven years. The warrants have been collectively valued at $1,039,000 using an option valuation model. The Company recorded the fair value of the warrants as an original issue discount on the debt, which was amortized as interest expense through the loan maturity dates ranging from June 2008 to July 2013. The Company amortized $207,000, $129,000, $92,000 and $23,000 in the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. As of December 31, 2009, 2010 and March 31, 2011, the unamortized portion of the original issue discount was $138,000, $46,000 and $23,000, respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

The 2007 Loan Agreement

In August, 2007, the Company entered into a loan agreement with a syndicate of new lenders (the 2007 Loan Agreement). Under the 2007 Agreement, the Company may borrow up to a maximum of $14.0 million in three separate loans totaling $6.0 million and two loans of $4.0 million each. The first and second $4.0 million borrowings expired without being drawn upon by the Company. The notes issued pursuant to the loan agreement are convertible into the Company’s common stock at the option of the lender upon the earlier of (1) the consummation of our next equity financing, (2) the date that is 15 months after the date of the respective note, or (3) the maturity date of the respective note. There are no specific financial covenants related to the 2007 Agreement. At December 31, 2009, there was $6.2 million due under the new loan, which includes $689,000 of interest and $360,000 of final payments. The Company determined that the conversion feature of this loan agreement does not give rise to an initial beneficial conversion feature, as the discounted conversion rate is contingent upon a future financing, that is not certain. If the Company were to have a future financing, such that the conversion rate would be adjusted, the change in the value would result in a beneficial conversion feature and would be recognized as additional interest expense.

In June 2009, the Company modified the terms of the 2007 Loan Agreement such that the Company agreed to make interest only payments during the period June 2009 through February 2010. The Company agreed to begin making principal and interest payments in March 2010. The payments were scheduled as if it were a 24-month repayment period with a 14.5% interest rate. In January 2011, all unpaid principal and interest was due and payable. In consideration for the modification of the agreement, the Company agreed to pay a $386,000 restructuring fee, of which $26,000 of the fee was paid at time of modification, $180,000 is due and payable January 2011 and $180,000 is due and payable upon a change in control of the Company or January 2012, whichever is earlier. The modified debt instrument has substantially different terms from the original agreement and thus was accounted for as an extinguishment of debt. In 2009, the Company has recorded a loss on extinguishment of $318,000 within other expenses related to the write-off of any unamortized debt discount and deferred financing costs as of the modification date.

In connection with the 2007 Loan Agreement, the Company issued warrants to the lender to purchase common stock at an exercise price of $2.5594. The number of shares available to purchase under the warrant will be determined by dividing 450,000 by the purchase price equal to 80% of the per share price of the next equity financing event as defined in the agreement. In the event an equity financing event does not take place within 15 months of the agreement, the purchase price will be $2.5594 per share and the number of shares issuable under the warrant will be 527,466 shares. The warrant expires six years from the date of issuance. The warrants were valued at $482,000 using an option valuation model, assuming a weighted-average risk free rate of return of 4.25%, an expected life of six years, 45% volatility, and no dividends. The Company recorded the fair value of the warrants as an original issue discount on the debt assuming 527,466 shares will be issuable, which is being amortized as interest expense through the loan maturity date of July 2011. The Company amortized $165,000, $120,000, $0, $0 and $0 in the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011, respectively. As part of the debt extinguishment in June 2009, the Company expensed the unamortized portion of the original issue discount and cancelled the outstanding warrants to purchase 527,466 shares of common stock.

In March 2010, the Company negotiated a prepayment of the 2007 Loan Agreement. The prepayment included a cash payment of $5.8 million, which included accrued and unpaid interest, interest that would have accrued had the notes remained in place through maturity and the $360,000 final payment. In addition, the Company issued the syndicate of lenders warrants to purchase up to 870,000 and 527,466 shares of common stock at exercise prices of $2.86 and $2.56 per share, respectively, in consideration of the syndicate foregoing their rights to convert certain Notes. These warrants expire at the earlier of five years from the date of an Initial Public Offering or acquisition. The warrants were determined to be equity classified, valued upon issuance using a Black-Scholes model and ascribed a value of $607,000. This value was net of the fair value of warrants cancelled in connection with the extinguishment of the 2007 Loan Agreement. The extinguishment of the 2007 Loan Agreement resulted in a charge

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

to interest expense of $1.65 million in the quarter ended March 31, 2010. This charge consisted of $607,000 for the fair value of the warrants and $1.04 million for cash paid to the syndicate of lenders in excess of the net carrying amount of the 2007 Loan Agreement. The Company financed the prepayment of the 2007 Loan Agreement with proceeds from a new loan agreement with Wellington (see below).

Dell Note

In March 2008, the Company entered into a securities purchase (Dell Purchase Agreement) and related promissory note agreement (Dell Note) with Dell Products L.P. (Dell) whereby the Company borrowed $25.0 million, the maximum provided for under the Dell Note. Borrowings bear interest at 10% per annum. The Dell Note was scheduled to mature on March 6, 2011, and did not require or permit principal or interest payments until maturity. The Dell Note was automatically convertible into the Company’s common stock at a 10% discount upon a qualified public offering, as defined, that transpired on or before March 6, 2009. In addition, the Dell Note is convertible upon Dell’s option, in certain circumstances as defined, into the Company’s preferred stock or common stock at a 10% discount. As part of the Dell Purchase Agreement, the Company granted Dell an option to purchase 5% of the Company’s common stock on a fully diluted basis (Option). The Option is exercisable ten months after the Company closes a qualified public offering, under defined circumstances, and expires two months after becoming exercisable. In connection with the Dell Purchase Agreement and the Dell Note, the Company issued a warrant (Warrant) to purchase $6.3 million of the Company’s preferred stock. The Warrant is only exercisable if the Company closes a qualified financing, as defined, prior to a qualified public offering, as defined, and has an exercise price equal to the conversion price of the qualified financing.

Concurrent with the Dell Note, the Company entered into an agreement (IP Agreement) to sell Dell a perpetual irrevocable license to certain of the Company’s intellectual property (IP). The IP Agreement included a three-year support agreement whereby the Company is required to provide updates to its IP, when and if available, and provide a defined level of support (IP Support). Dell paid the Company a total of $1.5 million over three years in equal installments of $500,000 in March 2008, 2009 and 2010. The payments were received in accordance with the payment schedule. As the Company could not determine the fair value of the IP nor the IP support at the time of the Agreement, management was unable to recognize them as distinct and separate elements from the Note and has recognized the income from the IP and relate IP Support as contra interest expense.

The embedded conversion feature of the Dell Note is considered a beneficial conversion feature. The embedded conversion feature was valued at $2.5 million and was recorded as additional paid in capital and a debt discount. The debt discount is shown net against the related Dell Note on the Consolidated Balance Sheet and is being amortized as additional interest expense over the life of the Dell Note. The warrant that was issued in conjunction with the Dell Note represents an additional beneficial conversion feature that is contingent upon the future vesting of the warrant. As the beneficial conversion feature is contingent, its value will be recorded only upon vesting of the warrant.

The Warrant is considered to be issued as part of the Dell Note, and was recorded at its fair value of $830,000 by recording a debt discount. The debt discount is shown net against the related Dell Note on the Consolidated Balance Sheets and is being amortized as additional interest expense over the life of the Dell Note. As the Warrant is a preferred stock warrant and the underlying preferred stock has a mandatory redemption feature, the Warrant is classified as a liability. The Warrant is contingently exercisable and as such will be revalued and “marked to market” for each reporting period after these contingencies are resolved. Similar to the Warrant, the Option is considered to be issued as part of the Dell Note but is contingent upon an initial public offering. Once the initial public offering contingency is resolved, the Company will value the Option and record the value as additional debt discount. The Option was evaluated under FASB ASC Topic No. 815 and will be recorded as a component of stockholders’ equity. The Company amortized $915,000, $1.1 million, $1.1 million, $273,000 and $197,000 of the total Dell Note Debt Discount in the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. As of December 31, 2008, 2009, 2010 and March 31, 2010 and 2011 the unamortized portion of the Debt Discount was $2.4 million, $1.3 million, $197,000, $1.0 million, and $0, respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

In March 2011, the Company negotiated an amendment to the Dell Note and extended the maturity date until June 6, 2011. All accrued interest through March 6, 2011 ($7.8 million) was converted to principal. Borrowings were agreed to bear an interest rate of 18% from March 6, 2011 through June 6, 2011 at which time all principal and accrued interest was agreed to be paid. This amendment also included a non-principal balloon payment of $100,000 (Extension Fee) and in consideration for the restructuring the Dell Note the, the Company also agreed to pay a non-principal balloon payment of $565,000 and agreed to pay with the Extension Fee at the earlier of the date of maturity and the date of prepayment in whole of the Dell Note.

Additionally, the Company issued Dell a warrant to purchase shares of common stock. The number of shares to be issued under the warrant is to be calculated by dividing $10,000,000 by a price equal to 90% of the initial public offering price per share at which Common Stock was issued and sold to the public in a Qualifying IPO (Exercise Price). This warrant is only exercisable after the completion of a public offering and may only be exercised with a net share settlement. The warrant is accounted for as a liability because the underlying shares and exercise price is not fixed and determinable. This is included in the preferred and common warrant liability on the balance sheet. The warrant was recorded at fair value and recorded as a discount to the debt at issuance.

The Wellington Note

In March 2010, the Company entered into a Loan and Security Agreement (the Wellington Note) with WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III) (Wellington). Under the Wellington Note, the Company borrowed $9.75 million through a single term loan which bears interest at 11.95% per annum. The Company recorded the Wellington Note net of $246,000 of cash discount. Interest is repaid monthly in arrears and the outstanding principal amount is to be repaid upon maturity, March 29, 2012. The term of the Wellington Note can be extended up to two additional years as long as the Company is not in default under the loan agreement and is in compliance with the leverage ratios included in the loan agreement. The Wellington Note contains financial covenants that require the Company to maintain minimum revenue, EBITDA and liquidity requirements, as defined, and certain financial reporting covenants. Upon a change in control, the Wellington Note must be prepaid in an amount equal to the outstanding principal plus a 4% prepayment penalty, plus twelve months interest, less any interest previously paid.

The Company determined that the prepayment feature and the term extending option comprised a compound embedded derivative requiring bifurcation from the debt. As such, the derivative was valued upon issuance using a probability weighted model of the discounted value that market participants would ascribe to the potential mandatory redemption and term extending features of the Wellington Note. This derivative was initially recorded as a liability and a discount on the Wellington Note at its fair value of $237,000. The revaluation of the derivative liability has resulted in a credit to other expense in the amount of $99,000 for the year ended December 31, 2010.

In connection with the issuance of the Wellington Note, the Company issued a warrant to purchase up to 448,070 shares of Series F Redeemable Preferred Stock. The warrant has an exercise price of $2.72 per share, an expiration date of the earlier of an acquisition or 5 years after an Initial Public Offering and was determined to be a liability classified award. The warrant was valued upon issuance using a Black-Scholes model and recorded as a discount on the Wellington Note of $601,000.

The Investor Note

In June 2010, the Company entered into a Note and Warrant Purchase Agreement (“Agreement”) with several of its existing investors including GrandBanks Capital Venture Fund, LP, GrandBanks Capital SOFTBANK Fund, LP, GrandBanks Capital Advisors Fund, LP, Greenspring Crossover Ventures I, LP, Kodiak Venture Partners II-A, LP, Kodiak Venture Partners II-B, LP, Sigma Partners 6, LP, Sigma Associates 6, LP, Sigma Investors 6, LP (collectively “Purchasers”) in the amount of $3.0 million (the “Initial Facility Note”). The Initial Facility Note has a stated annual interest rate of 10% (originally 8% but the amendment dated December 23, 2010 changed the interest

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

rate effective March 1, 2011 and also changed the demand date from January 31, 2011 to March 1, 2011) and is due the earliest of June 27, 2013, or such date on or after March 1, 2011 that the Purchasers holding at least 60% of the outstanding principal (“Requisite Purchasers”) demand repayment. The Initial Facility Loan may be converted into Series F Redeemable Preferred Stock prior to an initial public offering of the Company’s stock (“IPO”), new preferred stock, if obtained, prior to an IPO, or common stock after closing an IPO. The Initial Facility Loan also includes a provision whereby the Requisite Purchasers can demand repayment of the outstanding principal, plus all accrued and unpaid interest thereon upon a change in control.

Under the Agreement, the Company was allowed to borrow up to an additional $5.0 million (the “October Facility Loan”). The October Facility Loan has a stated annual interest rate of 8% and is due the earliest of June 27, 2013, or such date on or after January 31, 2011 that Purchasers holding at least 60% of the outstanding principal demand repayment. In connection with the issuance of the Initial Facility Loan, the Company issued warrants to purchase 900,000 shares of common stock in the Initial Facility Loan with an exercise price of $3.00 per share and expire June 27, 2013. The October Facility Loan provided for an additional 166,663 warrants if funded in full. In October 2010, the Company borrowed the full $5.0 million under the October Facility Loan. These warrants for common stock were accounted for as equity as the warrants are indexed to the Company’s own stock and are not able to be settled in cash.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

A summary of the Company’s debt agreements in the U.S. is as follows:

	2004 Loan Agreement			2007 Loan Agreement	Dell Note	Wellington Note	Investor Note
Original Terms
Type of Facility	Loan	Loan	Loan	Loan	Loan	Loan	Loan
Agreement Date	6/04	7/06	3/07	8/07	3/08	3/10	6/10
		Amend No. 2	Amend No. 3
Draw down (Limit)	$6,000,000	$3,000,000	$10,000,000	$6,000,000	$25,000,000	$9,750,000	$3,000,000
Term (in months)	36	36	36	36	36	24	36
Interest Only Rate	7.0%	7.0%	10.0%	9.75%	10.0%	11.95%	8.00%
Interest Only Period Through	6/30/05	10/31/07	8/1/07	8/07 - 9/09	—	3/10 - 3/12	—
Stated Interest Rate	7.5%	10.0%	10.0%	9.75%	10.0%	—	—
Maturity Date	6/08	10/10	8/10	1/12	3/11	3/12	6/13
Due at Maturity	Balloon	Balloon	Balloon	Balloon	Full Principal and Accrued Interest	Principal	Full Principal and Accrued Interest
Non-Principal Balloon Payment	$450,000	$232,500	$625,000	—	—	—	—
Balloon Payment Due	maturity	maturity	maturity	—	—	—	—
Warrants	352,940	61,683	261,124	527,466	2,441,979	448,070	1,066,663
Series	Pfd C	Pfd D	Pfd D	Common	Pfd E	Pfd F	Common
Price/Share	$0.85	$2.43	$2.43	$2.60	$2.60	$2.72	$3.00
Restructured Terms
Date of Restructure	—	6/09	6/09	6/09	—	—	3/11
Stated Interest Rate	—	13.5%	13.5%	14.5%	—	—	—
Interest Only Period	—	6/09 - 3/10	6/09 - 3/10	6/09 - 2/10	—	—	—
Interest Rate thereafter	—	10.0%	10.0%	14.5%	—	—	10%
Revised Maturity Date	—	3/12	3/12	1/12	—	—	—
Additional Balloon Payment	—	$236,250	$594,000	$360,000	—	—	—
Balloon Payment Due	—	maturity	maturity	$180,000 at 1/11 $180,000 at 1/12 or Change in Control	—	—	—
Principal Outstanding at 12/31/09	—	$822,961	$4,532,090	$5,143,056	$25,000,000	—	—
Principal Outstanding at 12/31/10	—	$666,461	$3,670,234	—	$25,000,000	$9,750,000	$8,000,000
Principal Outstanding at 3/31/11	—	$666,461	$3,670,234	—	$32,800,000	$9,750,000	$8,000,000
Interest to be paid and accrued at 3/31/11	—	$45,079	$248,255	—	$1,504,307	$2,335,841	$2,182,575
Amortized Balloon as of 3/31/11	—	$41,670	$113,886	—	—	—	—
Unamortized Balloon as of 3/31/11	—	$65,108	$276,386	—	—	—	—

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

Israeli Borrowings

The Company’s Israeli subsidiary has overdraft and credit lines with Bank Leumi and a term loan with Israel Discount Bank. The interest rate on this debt is based on the nominal rate of the Bank of Israel plus 1.5% (Rate). During 2009, the Rate ranged from 2.0% to 3.25%. During 2010, the Rate ranged from 2.75% to 3.50%. During the three months ended March 31, 2011, the Rate ranged from 3.5 % to 4.0%. The rate as of March 31, 2011 and December 31, 2010 and 2009 was 4.5%, 3.50% and 2.75%, respectively.

At March 31, 2011 and December 31, 2010, the total credit line from Bank Leumi was 3.5 million and 3.4 million Israeli new shekels (NIS) or approximately $996,000 and $958,000. The credit line can be taken as short term loans for three month terms or as weekly on-call loans up to NIS 8.5 million ($2.4 million) or as an overdraft line up to NIS 500,000 ($141,000).

As of March 31, 2011 and December 31, 2010 and 2009, there was zero and zero and NIS 3.0 million ($791,000), respectively, outstanding under the term loans and NIS 5.0 million ($1.3 million) and NIS 1.5 million ($423,000) and zero outstanding as an on-call loan at December 31, 2009 and 2010 and March 31, 2011 which are included in short term loans from banks.

The interest rate on the term loans was equal to the Rate plus 2.2% and as of March 31, 2011 and December 31, 2010 and 2009, respectively. The interest rate on the on-call loans was the Rate plus 2.3% and as of March 31, 2011 and December 31, 2010 and 2009, respectively. Interest paid to Bank Leumi for the three months ended March 31, 2011 was NIS 21,000 ($6,000) and for the years ended December 31, 2010 was NIS 316,000 ($85,000), and NIS 258,000 ($68,000) in 2009, respectively.

On December 10, 2008, the Company’s Israeli subsidiary converted NIS 1.4 million ($369,000) Discount Bank utilized line of credit to a thirty-two month term loan. The interest rate on the loan is equal to the Rate plus 2.5%. The loan is payable in 30 equal monthly installments of principal of NIS 47,000 ($12,400) plus accrued interest beginning in January 2009. Interest paid to Israel Discount Bank in 2009 was NIS 50,000 ($13,000). Interest paid during the year ended December 31, 2010 was NIS 39,000 ($10,000). Interest paid during the three months ended March 31, 2011 was NIS 7,000 ($2,000).

As of December 31, 2009, the outstanding balance of the term loan was NIS 840,000 ($222,000), respectively. Of these amounts, NIS 560,000 ($147,000) is included in the current portion of long term debt at December 31, 2009. As of December 31, 2010 the balance of the loan was NIS 280,000 ($79,000). As of March 31, 2011 the balance of the loan was NIS 140,000 ($39,000).

The credit lines from Bank Leumi and the term loan of the Company’s Israeli subsidiary are secured by all the assets of the subsidiary and a $2 million cash collateralized letter of credit by the Company issued to Bank Leumi. The credit lines from Bank Leumi have certain covenants, as defined, including minimum balance sheet ratios for the Israeli subsidiary. As of December 31, 2010 and 2009, the Company’s Israeli subsidiary was not in compliance with these covenants. The non-compliance with the covenants is not an event of default, but does allow the lender to call the credit lines and term loan. Both the credit line and term loan are classified as short term liabilities on the Company’s Consolidated Balance Sheet.

On October 5, 2010 the Israeli subsidiary reached a new agreement with Bank Leumi. Under the new agreement the Company invested $2 million in the Israeli subsidiary. After this investment was made Bank Leumi, granted a line of credit of NIS 5 million which was made of NIS 3.4 million of short term credit and NIS 1.6 million credit framework for bank guarantees.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

A summary of the Company’s Israeli borrowings is as follows:

	Bank Leumi	Discount Bank
Type of Facility	Line of Credit	Term Loan
Term (in months)	—	29
Total Available (NIS)	3,500,000 NIS	1,000,000 NIS
Total Available (USD)	$996,000	$285,000
Credit Available (NIS)	3,000,000 NIS	280,000
Credit Available (USD)	$826,000	80,000
Overdraft (NIS)	500,000 NIS	500,000 NIS
Overdraft (USD)	$142,000	$142,000
Calendar 2010 Interest Range	5.05% – 5.8%	4.75% – 6.00%
Interest Rate at 12/31/09	5.05%	5.25%
Interest Rate at 12/31/10	5.80%	6.00%
Interest Rate at 3/31/11	6.80%	7.00%
Compliant with or Covenants Waived	Yes	Yes
Principal Outstanding at 12/31/09 (NIS)	8,000,000 NIS	840,000 NIS
Principal Outstanding at 12/31/09 (USD)	$2,110,000	$222,000
Principal Outstanding at 12/31/10 (NIS)	1,500,000 NIS	280,000 NIS
Principal Outstanding at 12/31/10 (USD)	$423,000	$79,000
Principal Outstanding at 3/31/11 (NIS)	—	140,000 NIS
Principal Outstanding at 3/31/11 (USD)	—	$40,000

Turkish Borrowings

The Company’s Turkish subsidiary entered into term loans in June 2010 with Garanti Bankasi-Kavacik Bank and Yapi Kredi Bankasi-Maslak Bank for 237,000 TRY ($150,000) and 393,000 TRY ($248,000) respectively. The interest rates for Garanti Bankasi-Kavacik Bank and Yapi Kredi Bankasi-Maslak Bank were 5.0% and 5.55% respectively. The notes were repaid in September 2010 (on the maturity date) and the Company paid interest of 2,500 TRY ($2,000) and 4,600 TRY ($3,000) respectively.

Turkey Debt Summary	Garanti Bankasi-Kavacik branch	Yapi Kredi Bankasi-Maslak Branch
Agreement Date	06/30/10	06/30/10
Maturity Date	09/13/10	09/13/10
Total Available (TRL)	TRL 236,550	TRL 393,000
Total Available (USD)	$149,523	$248,415
Interest Rate at 12/31/10	5.00%	5.55%
Principal Outstanding at 12/31/10 (TRL)	TRL 0	TRL 0
Principal Outstanding at 12/31/10 (USD)	$—	$—
Principal Outstanding at 3/31/11 (TRL)	TRL 0	TRL 0
Principal Outstanding at 3/31/11 (USD)	$—	$—

UK Borrowings

The Company’s 2009 acquisition, SGI, had an existing debt instrument at the time of acquisition (the “2008 Agreement”). Under the 2008 Agreement the Company was allowed to factor trade receivables up to a limit of £750,000 ($1.1 million), while advances of up to 80% of the gross invoice values are permitted. At December 31, 2009, there were £43,000 ($68,000) of factored receivables outstanding.

In addition, SGI had certain loan agreements (“Loan Agreements”) which provided up to £120,000 ($191,000) secured by personal guarantees of Company directors. At December 31, 2009, there were unpaid advances totaling

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

£66,000 ($105,000) outstanding. At December 31, 2010 and March 31, 2011, all of the Loan Agreements, advances and factored receivables were paid in full and had no outstanding balances.

The Company also maintains a third party note with former directors of SGI that do not have formal agreements. At December 31, 2009, the outstanding balance of this note of £17,000 ($27,000) is included in Due to Employees and Shareholders account on the consolidated balance sheet. At December 31, 2010 and March 31, 2011, this third party note with the former directors had been paid in full and had no outstanding balance.

A summary of the Company’s UK borrowings is as follows:

	Regency	Cavendish	DR Vault
Type of Facility	Factoring	Line of Credit	Loan
Term (in months)	—	—	No Formal Repayment Plan
Total Available (GBP)	£750,000	£120,000	—
Total Available (USD)	$1,146,000	$191,136	—
Interest Rate	2.0% of Gross Invoice	3.0%	—
Maturity Date	June 2010	June 2010	—
Covenants	Monthly Financials	n/a	n/a
Compliant with Covenants	Yes	Yes	Yes
Principal at 12/31/09 (GBP)	£42,565	£66,286	£17,167
Principal at 12/31/09 (USD)	$67,798	$105,581	$27,344
Principal at 12/31/10 (GBP)	£—	£—	£—
Principal at 12/31/10 (USD)	$—	—	$—
Principal at 3/31/11 (GBP)	£—	£—	£—
Principal at 3/31/11 (USD)	$—	$—	$—

Switzerland Borrowings

The Company’s Swiss subsidiary, acquired in 2009, had an existing line of credit arrangement with a Swiss bank that allows for borrowings against 85% of qualified trade receivables. At December 31, 2010, there were no borrowings outstanding in connection with this agreement. At March 31, 2011 there was CHF307,000 ($333,000) outstanding.

In addition, the Swiss subsidiary has Loan Agreements which provided up to CHF462,000 ($477,000) secured by personal guarantees of certain officers and former shareholders of the subsidiary. At December 31, 2009, there were unpaid advances totaling CHF435,000 ($419,000) outstanding. At December 31, 2010, there were unpaid advances totaling CHF454,000 ($483,000) outstanding. At March 31, 2011 there were no unpaid advances outstanding.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Borrowings (continued)

A summary of the Company’s Switzerland borrowings is as follows:

	Credit Suisse	Eder	Madsen	Schneider	Shareholder
Type of Facility	Factoring	Officer Loan	Officer Loan	Officer Loan	Shareholder Loan
Effective Date	—	January 1, 2005	January 1, 2005	January 1, 2005	January 1, 2005
Term (in years)	—	10	10	10	10
Total Available at 12/31/09 (CHF)	CHF 1,224,656	CHF 25,175	CHF 146,900	CHF 110,175	CHF 180,000
Total Available at 12/31/09 (USD)	$1,180,079	$24,259	$141,553	$106,165	$173,448
Total Available at 12/31/10 (CHF)	CHF 1,823,882	CHF 25,175	CHF 146,900	CHF 110,175	CHF 180,000
Total Available at 12/31/10 (USD)	$1,939,151	$26,766	$156,184	$117,138	$191,376
Total Available at 3/31/11 (CHF)	CHF 1,390,149	CHF 25,175	CHF 146,900	CHF 110,175	CHF 180,000
Total Available at 3/31/11 (USD)	$1,433,382	$25,958	$151,469	$113,601	$185,598
Interest Rate	0.75%	4.75%	4.75%	4.75%	4.75%
Interest Rate w/ Over Draft	5.00%	n/a	n/a	n/a	n/a
Maturity Date		January 1, 2015	January 1, 2015	January 1, 2015	January 1, 2015
Overdraft (net) at 12/31/09 (CHF)	CHF 812,863	CHF 25,175	CHF 146,900	CHF 110,175	CHF 180,000
Overdraft (net) at 12/31/09 (USD)	$783,275	$24,259	$141,553	$106,165	$173,448
Overdraft (net) at 12/31/10 (CHF)	CHF 1,641,019	—	—	—	—
Overdraft (net) at 12/31/10 (USD)	$1,744,731	—	—	—	—
Overdraft (net) at 3/31/11 (CHF)	CHF 1,083,659	—	—	—	—
Overdraft (net) at 3/31/11 (USD)	$1,117,361	—	—	—	—
Covenants	n/a	n/a	n/a	n/a	n/a
Compliant with Covenants	n/a	n/a	n/a	n/a	n/a
Principal at 12/31/09 (CHF)	—	CHF 26,920	CHF 153,878	CHF 115,326	CHF 138,588
Principal at 12/31/09 (USD)	$—	$25,940	$148,277	$111,128	$133,544
Principal at 12/31/10 (CHF)	CHF 182,863	CHF 28,131	CHF 160,807	CHF 120,516	CHF 144,825
Principal at 12/31/10 (USD)	$194,420	$29,909	$170,945	$128,133	$153,978
Principal at 3/31/11 (CHF)	CHF 306,490	CHF 28,131	CHF 160,802	CHF 120,516	CHF 144,825
Principal at 3/31/11 (USD)	$332,603	$30,528	$174,503	$130,784	$157,164
Borrowings at 12/31/10 (CHF)	CHF 325,499	CHF 28,131	CHF 160,807	CHF 120,516	CHF 144,825
Borrowings at 12/31/10 (USD)	$346,071	$29,909	$170,965	$128,133	$153,978
Borrowings at 3/31/11 (CHF)	—	—	—	—	—
Borrowings at 3/31/11 (USD)	—	—	—	—	—

Amounts outstanding at December 31, 2009 and 2010 under all the loan agreements including amounts due to employees and shareholders, are contractually payable as follows (in thousands):

			(unaudited)
	December 31,		March 31,
	2009	2010	2011
2010	$7,882	$—	$—
2011	30,149	28,494	35,837
2012	—	11,231	11,232
2013	—	8,000	8,000
2014	—	—	—
Thereafter	419	483	493

	38,450	48,208	55,562
Less: Unamortized original issue discount	2,152	1,865	3,815

Total Debt	$36,298	$46,343	$51,747

Amounts outstanding in connection with line of credit arrangements and loans without stated maturity dates are included in the 2010 amounts in the table above.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Redeemable Convertible Preferred Stock

The Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock, and Series F preferred stock have the following characteristics:

Voting

The holders of the Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of the Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, cumulative dividends at the rate of $0.036, $0.052, $0.051, $0.146, $0.154, and $0.163 per share per annum (subject to adjustment based on subsequent stock dividends, stock splits, or recapitalization), payable in preference and priority to the payment of any dividends on common stock. No dividends or other distributions will be made with respect to the common stock or Series 1 preferred stock until all declared dividends on the Series A, Series B, Series C, Series D, Series E and Series F preferred stock have been paid. Cumulative unpaid dividends of $1.0 million, $4.1 million, $2.7 million, $9.8 million, $1.8 million, and $690,000, are included in the carrying value of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock, respectively, at December 31, 2009. Cumulative unpaid dividends of $1.1 million, $4.6 million, $3.1 million, $12.0 million, $2.5 million, and $1.3 million, are included in the carrying value of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock, respectively, at December 31, 2010. Cumulative unpaid dividends of $1.2 million, $4.8 million, $3.2 million, $12.6 million, $2.6 million and $1.4 million, are included in the carrying value of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock, respectively, at March 31, 2011.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the then-outstanding Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are entitled to receive an amount equal to the sum of $0.4464, $0.6524, $0.85, $2.4318, $2.5594, and $2.72 per share, respectively (subject to adjustment based on subsequent stock dividends, stock splits, or recapitalization), of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock, plus any accumulated but unpaid dividends, payable in preference and priority to any payments made to the holders of the then-outstanding common stock and Series 1 stock. After the payment of such liquidation amounts, the Series A, Series B, Series C, Series D, Series E, and Series F preferred stockholders, together with the common and Series 1 shareholders, are entitled to receive a pro rata distribution of the remaining assets of the Company on an as-converted basis up to a maximum of two times the initial liquidation amount.

Conversion

Each share of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock is convertible, at the option of the holder, into a number of shares of common stock as determined by dividing the respective preferred stock issuance price by the conversion price in effect at the time. The conversion price at March 31, 2011, of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock is $0.4464, $0.6524, $0.85, $2.4318, $2.5594, and $2.72, respectively, subject to certain anti-dilution provisions. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $3.25 per share (subject to adjustment based on subsequent stock dividends, stock splits, or recapitalization), and the aggregate net proceeds raised exceed $55.0 million.

Redemption

Commencing any time after February 29, 2012, and at the election of the holders of two-thirds of the then-outstanding preferred shares, the Company may be required, by written request, to redeem the preferred stock. The

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Redeemable Convertible Preferred Stock (continued)

redemption price shall be the greater of the applicable senior convertible liquidation amount or the going concern value, which is the fair value determined by the Company’s Board of Directors and holders of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock electing to redeem shares, assuming conversion of all preferred stock and vested options and warrants. If the Company does not have sufficient funds legally available to redeem all shares of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock to be redeemed at the redemption date, then the Company will redeem such shares ratably to the extent possible, and will redeem the remaining shares as soon as sufficient funds are legally available.

11. Stockholders’ Equity

Series 1 Preferred Stock

The Series 1 preferred stock has the following characteristics:

Voting

The holders of the Series 1 preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each share of Series 1 preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share of Series 1 stock is convertible at the time of such vote.

Dividends

The holders of the Series 1 preferred stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, any dividends declared on the common stock.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the then-outstanding Series 1 preferred stock are entitled to receive a pro rata distribution of the remaining assets of the Company after payment of all liquidation preferences and unpaid dividends on Series A, Series B, Series C, Series D, Series E, and Series F preferred stock.

Conversion

Each share of Series 1 preferred stock is convertible, at the option of the holder, into a number of shares of common stock as determined by dividing the Series 1 preferred stock issuance price by the conversion price in effect at the time. The conversion price at December 31, 2010 of Series 1 preferred stock is $1.92 subject to certain anti-dilution provisions. The conversion price at March 31, 2011 of Series 1 preferred stock is $1.92 subject to certain anti-dilution provisions. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $3.25 per share (subject to adjustment based on subsequent stock dividends, stock splits, or recapitalization), and the aggregate net proceeds raised exceed $55.0 million.

Redemption

The Series 1 stock has no redemption provisions.

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

At December 31, 2009, 2010 and March 31, 2011, the Company had 67,083,653, 69,383,339 and 69,448,838 of its common stock reserved for issuance upon conversion of the redeemable convertible preferred stock (including

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Stockholders’ Equity (continued)

shares issuable upon the exercise of outstanding warrants to purchase common stock, shares of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock), and the exercise of all common stock options outstanding, common stock options available for future grant, outstanding warrants to purchase common stock, Series 1 convertible preferred stock and options to purchase Series 1 convertible preferred stock. At the Board of Directors meeting held on January 11, 2010, the Board approved the officers of the Company to undertake an initial public offering (IPO) and file a Registration Statement on Form S-1 with the Securities and Exchange Commission for the purposes of raising proceeds of up to $100.0 million, including a maximum of 15% of the number of shares offered in the underwriters’ option to purchase additional shares.

In June 2008, the Company and one of its investors purchased 2.2 million shares of the Company’s Common Stock for $5.0 million (Transaction) from certain of the Company’s officers and employees (Sellers). The shares were purchased at $2.26 per share, the fair market value at the time of the purchase. The purchased shares consisted of both shares owned by the Sellers, as well as shares the Sellers purchased through the exercise of stock options and sold on the date of the Transaction. The exercise of stock options and subsequent sale to the Company is considered a cash settlement for accounting purposes. As a result, the Company recognized additional compensation expense of $1.2 million in 2008, which is included in the total 2008 compensation expense of $2.7 million based on the fair value of the stock options on the date of exercise.

Treasury Stock Redemption

In June 2010, the Company retired all outstanding treasury stock. The retirement consisted of 2,216,725 shares of the Company’s common stock and 237,789 of the Company’s Series 1 convertible preferred stock.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation

Stock Options

2001 Amended and Restated Stock Option and Grant Plan

During 2001, the Company adopted the 2001 Amended and Restated Stock Option Plan (the 2001 Plan). The 2001 Plan is administered by the Company’s Board of Directors and allows for the granting of awards in the form of incentive stock options to employees and non-qualified options to officers, employees, consultants, directors and advisors. Incentive stock options may be granted to any employee at an exercise price per share of not less than the fair value per common share on the date of grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock). Non-qualified stock options may be granted to any employee or non-employee. Options granted to employees generally vest at a rate of 25% on the first anniversary of the date of grant and in equal quarterly installments thereafter over the next three years and generally expire ten years from the date of grant or immediately upon the date of employee termination. Certain option awards are granted with a right of early exercise, in exchange for a restricted stock agreement and the grant to the Company of a right of repurchase. The stock restrictions relate to the sale and transferability of the stock and the Company’s right of repurchase lapses according to a vesting schedule. The restrictions and right of repurchase are contingent upon continued employment. The following table summarizes the activity of the Company’s 2001 Plan:

	Number of Shares	Weighted- Average Exercise Price	Range of Exercise Prices	Aggregate Intrinsic Value
				(in thousands)
Outstanding at December 31, 2009	10,141,939	$0.88	$0.02 –$1.48	$10,444

Granted	1,438,050	1.48	$1.03 –$2.00
Exercised	(170,508)	1.29	$0.24 –$2.00
Forfeited	(516,241)	1.45	$0.07 –$2.00

Outstanding at December 31, 2010	10,893,240	0.93	$0.07 –$2.00	$1,458

Granted	901,395	1.51	$1.51 –$1.51
Exercised	(635,104)	0.17	$0.04 –$1.91
Forfeited	(303,352)	1.52	$0.24 –$2.00

Outstanding at March 31, 2011 (unaudited)	10,856,179	$1.00	$0.02 –$2.00	$5,515

Exercisable at December 31, 2009	7,322,184	$0.70	$0.02 –$1.48	$8,858

Exercisable at December 31, 2010	8,266,775	$0.78	$0.02 –$2.00	$2,333

Exercisable at March 31, 2011 (unaudited)	8,512,606	$0.89	$0.02 –$2.00	$5,247

The intrinsic value of the options exercised during the year ended December 31, 2009, 2010 and the three months ended March 31, 2011 was $235,000, $94,000 and $847,000, respectively.

The weighted-average remaining contractual life of options outstanding and exercisable under the 2001 Plan at December 31, 2009 were 6.9 years and 6.1 years, respectively. The weighted-average remaining contractual life of options outstanding and exercisable under the 2001 Plan at December 31, 2010 were 6.2 years and 5.4 years, respectively. The weighted-average remaining contractual life of options outstanding and exercisable under the 2001 Plan at March 31, 2011 were 6.2 years and 5.5 years, respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

The following table summarizes information about stock options outstanding at December 31, 2009 under the 2001 Plan:

	Options Outstanding
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Options Exercisable
$0.02	169,699	1.77	169,699
0.04	125,000	1.92	125,000
0.05	312,500	2.49	312,500
0.07	470,943	3.16	470,943
0.08	1,124,830	3.98	1,124,830
0.24	2,006,387	5.53	1,893,041
1.22	386,800	9.16	6,156
1.26	173,100	9.38	—
1.38	3,432,702	8.03	2,470,015
1.48	1,939,978	9.93	750,000

	10,141,939	6.94	7,322,184

The following table summarizes information about stock options outstanding at December 31, 2010 under the 2001 Plan:

	Options Outstanding
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Options Exercisable
$0.02	169,699	.77	169,699
0.04	125,000	.92	125,000
0.05	312,500	1.49	312,500
0.07	460,943	2.05	460,943
0.08	1,124,205	2.96	1,124,205
0.24	1,956,111	4.42	1,943,028
1.03	442,300	9.60	125
1.06	289,400	9.88	—
1.22	369,700	8.10	169,015
1.26	135,700	7.21	63,383
1.38	3,076,654	6.87	2,657,656
1.48	1,919,053	8.93	1,181,721
1.91	237,500	9.00	47,875
2.00	274,475	9.20	11,625

	10,893,240	6.21	8,266,775

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

The following table summarizes information about stock options outstanding at March 31, 2011 under the 2001 Plan:

	(unaudited) Options Outstanding
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Options Exercisable
$0.02	169,699	0.44	169,699
0.04	95,000	0.53	95,000
0.05	312,500	0.89	312,500
0.07	140,500	1.82	140,500
0.08	1,087,137	2.73	1,087,137
0.24	1,723,893	4.01	1,723,893
1.03	394,560	9.17	49,406
1.06	288,600	9.63	—
1.22	366,700	7.91	191,362
1.26	97,450	5.53	60,522
1.38	3,008,624	6.22	2,718,204
1.48	1,892,178	8.57	1,295,692
1.51	885,395	9.87	586,925
1.91	172,468	7.90	64,302
2.00	221,475	8.98	17,464

	10,856,179	6.21	8,512,606

At December 31, 2009, 2010 and March 31, 2011, there were 1,664,205, 699,676 and 2,322,443 options available for future grant under the 2001 Plan.

2004 Series 1 Stock Plan

During 2004, the Company adopted the 2004 Series 1 Stock Plan (the 2004 Plan), under which a maximum of 325,000 shares of Series 1 preferred stock are currently reserved for issuance. The 2004 Plan is administered by the Company’s Board of Directors. As part of certain acquisitions completed in 2004 the options granted by the acquirees prior to the acquisition were converted into options to acquire the Company’s Series 1 preferred stock using a conversion ratio of .09556. Options vest monthly over four years, and generally expire ten years from the date of grant, or three months from date of employee termination. Option holders were given up to two years of service credit for pre-acquisition vesting. In 2005 and 2006, the Company’s Board of Directors voted to allocate 103,430 and 15,357, respectively, authorized but unissued shares related to the 2004 Plan to the 2001 Plan, as no additional shares will be issued under the 2004 Plan.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

The following table summarizes the activity of the Company’s 2004 Series 1 Stock Plan:

	Number of Series 1 Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2009	64,677	$1.34	$37
Forfeited	(3,735)	1.34	—

Outstanding at December 31, 2010	60,942	$1.34	$(17)

Outstanding at March 31, 2011	60,942	$1.34	$10

At December 31, 2009, 2010 and March 31, 2011, there were 2,674, 6,409 and 6,409 options available respectively for future grant under the 2004 Plan.

The weighted-average remaining contractual life of options outstanding and exercisable was 4.6 years at December 31, 2009. The weighted-average remaining contractual life of options outstanding and exercisable was 3.6 years at December 31, 2010. The weighted-average remaining contractual life of options outstanding and exercisable was 3.3 years at March 31, 2011.

2007 Section 102 Share Option Plan

During 2007, the Company adopted the 2007 Section 102 Share Option Plan (the 2007 Plan), under which a maximum of 684,275 shares of common stock are reserved for issuance. The 2007 Plan is administered by the Company’s Board of Directors, and options may be granted to any person providing service to the Company or its affiliates in Israel.

The following table summarizes the activity of the Company’s 2007 Plan:

	Number of Shares	Weighted- Average Exercise Price	Range of Exercise Price	Aggregate Intrinsic Value
				(in thousands)
Outstanding at December 31, 2009	651,849	1.35	$1.22 – $1.48	$364

Granted	282,700	1.23	$1.03 – $2.00
Exercised	(6,000)	1.33	$1.22 – $1.38
Forfeited	(321,681)	1.39	$1.03 – $2.00

Outstanding at December 31, 2010	606,868	1.28	$1.03 – $2.00	$(131)

Granted	78,500	1.51	$1.51 – $1.51
Forfeited	(65,938)	1.34	$1.03 – $1.91

Outstanding at March 31, 2011 (unaudited)	619,430	$1.30	$1.03 – $2.00	$131

Exercisable at December 31, 2009	249,818	$1.28	$1.22 – $1.38	$132

Exercisable at December 31, 2010	260,693	$1.34	$1.22 – $1.38	$(72)

Exercisable at March 31, 2011 (unaudited)	251,963	$1.36	$1.03 – $2.00	$38

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

As of December 31, 2009, 2010 and March 31, 2011, there were 32,426 shares, 111,407 shares and 98,845 shares, respectively, available for future grant under the plan. At December 31, 2009, the weighted-average remaining contractual life of options outstanding and exercisable was 8.2 years and 7.6 years, respectively. At December 31, 2010, the weighted-average remaining contractual life of options outstanding and exercisable was 7.7 years and 5.8 years, respectively. At March 31, 2011, the weighted-average remaining contractual life of options outstanding and exercisable was 8.1 years and 6.5 years, respectively.

The following table summarizes information about stock options outstanding at December 31, 2009 under the 2007 plan:

Exercise Price	Number Outstanding	Weighted Average Contractual Remaining Life	Options Exercisable
$1.22	135,550	9.06	250
1.26	26,500	9.38	—
1.38	429,799	7.65	249,568
1.48	60,000	9.86	—

	651,849	8.20	249,818

The following table summarizes information about stock options outstanding at December 31, 2010 under the 2007 plan:

Exercise Price	Number Outstanding	Weighted Average Contractual Remaining Life	Options Exercisable
$1.03	210,000	9.60	—
1.06	7,500	9.88	—
1.22	100,088	6.70	78,908
1.26	1,500	8.38	655
1.38	204,080	5.61	170,600
1.48	37,500	8.86	9,375
1.91	39,200	9.06	1,155
2.00	7,000	9.25	—

	606,868	7.70	260,693

The following table summarizes information about stock options outstanding at March 31, 2011 under the 2007 Plan:

Exercise Price	Number Outstanding	Weighted Average Contractual Remaining Life	Options Exercisable
$1.03	208,500	9.35	—
1.06	6,500	9.63	—
1.22	81,100	7.19	80,412
1.26	1,000	4.16	750
1.38	168,349	6.03	147,787
1.48	30,000	7.90	11,091
1.51	78,500	9.87	—
1.91	38,481	8.75	10,173
2.00	7,000	9.01	1,750

	619,430	8.11	251,963

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

Grant-Date Fair Value

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. The fair value of options granted during years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 were $1.6 million, $3.1 million, $981,000 and $534,000, respectively, using the following estimated weighted-average assumptions (based on grants during the period):

				(unaudited)
	Year Ended December 31			Three Months Ended March 31, 2011
	2008	2009	2010
Options granted	722,350	6,932,628	1,720,750	979,895
Weighted-average exercise price	$2.25	$1.39	$1.44	$1.51
Weighted-average grant-date fair value	$2.25	$0.28	$0.57	$0.55

Assumptions:
Expected volatility	42%	42%	42%	36%
Expected term (in years)	5.92	5.07	5.02	5.19
Risk-free interest rate	3.02%	2.30%	1.91%	2.24%
Expected dividend yield	0%	0%	0%	0%
Expected forfeiture rate	5.57%	6.39%	7.55%	11.73%

Expected Volatility—Volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines estimated volatility over the term of its awards based on an analysis of comparable public companies.

Expected Term—The Company uses past experience to determine the expected term.

Risk-Free Interest Rate—The yield on zero-coupon U.S. Treasury securities with a maturity that is commensurate with the expected term of the option is used as the risk-free interest rate.

Expected Dividend Yield—The Company’s Board of Directors has never declared dividends, nor does it expect to issue dividends in the foreseeable future.

Expected Forfeiture Rate—The Company estimates the number of options expected to be forfeited before vesting based on past experience. Compensation expense is reduced based on expected forfeitures.

As of December 31, 2009, the total unrecognized compensation cost related to unvested share-based awards was $2.5 million, which will be recognized into expense as follows (in thousands):

2010
2011	$796
2012	356
2013	233

$2,459

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

As of December 31, 2010, the total unrecognized compensation cost related to unvested share-based awards was $1.9 million, which will be recognized into expense as follows (in thousands):

2011	$934
2012	534
2013	407
2014	69
2015	1

$1,945

As of March 31, 2011, the total unrecognized compensation cost related to unvested share-based awards was $2.0 million, which will be recognized into expense as follows (in thousands):

	(unaudited	)
2011	$704
2012	631
2013	464
2014	153
2015	14

	$1,966

As of December 31, 2009, the total unrecognized compensation cost related to unvested common stock issued in conjunction with the Company’s acquisitions was $1.0 million, which will be recognized into expense as follows (in thousands):

2010	$593
2011	453

Total	$1,046

As of December 31, 2010, the total unrecognized compensation cost related to unvested common stock issued in conjunction with the Company’s acquisitions was $448,000, which will be recognized into expense as follows (in thousands):

2011	$448

Total	$448

As of March 31, 2011, the total unrecognized compensation cost related to unvested common stock issued in conjunction with the Company’s acquisitions was $303,000, which will be recognized into expense as follows (in thousands):

	(unaudited	)
2011	$303

Total	$303

Stock Options Re-priced

On September 2, 2009, the Company’s board of directors approved a re-pricing of certain common stock options with exercise prices above the fair market value of its common stock as of that date. The options were re-priced to

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Stock-Based Compensation (continued)

the fair value of the Company’s common stock as of August 31, 2009, $1.38 per share. The re-pricing did not modify any other terms of the stock options. A total of 3.8 million of the Company’s common stock options were re-priced resulting in additional compensation expense of approximately $333,000, of which $133,000 was recognized upon re-pricing as it related to vested options and $200,000 will be recognized over the remaining vesting periods of the options. These vesting periods range from 1.5 years to 3.8 years.

13. Warrants

In connection with various debt and equity financings, the Company has issued warrants to purchase 5,872,175 shares of preferred and common stock, including the grant of 1,397,466 warrants to purchase common stock at $2.5594 – $2.86 per share to a client in August 2007 in connection with a guaranteed three-year revenue and services arrangement. In accordance with FASB ASC Topic No. 505, the Company has recorded the fair value of the 390,625 warrants granted to the client as an offset against revenues as the warrant vests. In the year ended December 31, 2009 and 2010, approximately $20,000 and $20,000 was offset against revenue.

The following table summarizes the warrants outstanding as of December 31, 2010:

Security to Be Issued Upon Exercise	Warrants Outstanding	Exercise Price	Expiration Date
Series C Preferred Stock	352,940	$0.8500	6/30/2011
Series D Preferred Stock	575,700	$2.4318	1/11/2011
Series D Preferred Stock	61,683	$2.4318	7/31/2013
Series D Preferred Stock	261,124	$2.4318	3/20/2014
Series D Preferred Stock	411,215	$2.4318	4/10/2012
Series E Preferred Stock	312,567	$2.5594	8/15/2012
Series F Preferred Stock	448,070	$2.72	*
Common Stock	527,466	$2.5594	8/28/2013
Common Stock	870,000	$2.86	3/31/2015
Common Stock	900,000	$3.00	6/27/2013

	4,720,765

The following table summarizes the warrants outstanding as of March 31, 2011:

	(unaudited)
Security to Be Issued Upon Exercise	Warrants Outstanding	Exercise Price	Expiration Date
Series C Preferred Stock	352,940	$0.8500	6/30/2011
Series D Preferred Stock	432,734	$2.4318	1/11/2012
Series D Preferred Stock	61,683	$2.4318	7/31/2013
Series D Preferred Stock	261,124	$2.4318	3/20/2014
Series D Preferred Stock	411,215	$2.4318	4/10/2012
Series E Preferred Stock	312,567	$2.5594	8/15/2012
Series F Preferred Stock	448,070	$2.72	*
Series F Preferred Stock	2,297,794	$2.72	3/6/2013
Common Stock	527,466	$2.5594	3/31/2015
Common Stock	870,000	$2.86	3/31/2015
Common Stock	1,066,663	$3.00	6/27/2013
Common Stock	292	$2.99	**

	7,042,548

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. Warrants (continued)

*	Earlier of five years from initial public offering or acquisition.
**	Any time following an initial public offering.

In September 2010, several of the Company’s Series D Redeemable Convertible Preferred Stock warrant holders exercised their warrants. The warrant holders exercised 575,700 warrants resulting in the issuance of 264,373 shares of the Company’s Series D Redeemable Convertible Preferred Stock being issued with $578,000 of cash proceeds to the Company.

14. Income Taxes

Loss before income taxes is as follows (in thousands):

	Year Ended December 31
	2008	2009	2010

United States (U.S.)	$(14,606)	$(7,024)	$(12,368)
Foreign	(8,459)	(290)	(7,999)

Total	$(23,065)	$(7,314)	$(20,367)

The Company’s provision (benefit) for income taxes is as follows (in thousands):

	Year Ended December 31
	2008	2009	2010
Current:
Federal	$—	$—	$32
State	—	—	—
Foreign	35	30	251

Total	35	30	283
Deferred:
Federal	287	200	207
State	44	11	42
Foreign	(126)	(163)	(300)

Total	205	48	(51)

	$240	$78	$232

Deferred income tax expense (benefit) includes non-cash deferred tax expense from amortization of goodwill for tax but not for book purposes offset by deferred tax benefit from book-tax timing differences recognized as offsets to existing deferred tax liabilities.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate is as follows:

	Year Ended December 31
	2008	2009	2010

Tax at U.S. federal statutory rate	34.0%	34.0%	34.0%
Foreign rate differential	(2.2)	(0.8)	(4.6)
Change in value of warrant liability	2.4	0.3	4.3
Share-based compensation	(2.2)	(2.7)	(2.4)
Other permanent items	(4.5)	(7.6)	(2.3)
State taxes, net of federal benefit	—	—	3.0
Uncertain tax positions	—	—	(0.2)
Change in valuation allowance including losses not benefited	(28.5)	(24.2)	(32.9)

	(1.0)%	(1.0)%	(1.1)%

As of December 31, 2010 and March 31, 2011, the Company had $32,000 of uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of uncertain tax positions is as follows:

	As of December 31		(unaudited) As of March 31
	2009	2010	2011
Gross uncertain tax positions at the beginning of the year	$0	$0	$32
Increase in the uncertain tax positions as a result of tax positions taken during a prior period	0	32	0

Gross uncertain tax positions at the end of the year	$0	$32	$32

The Company recognizes potential interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010 and March 31, 2011, the Company had approximately $32,000 of accrued interest and penalties related to uncertain tax positions.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows (in thousands):

	As of December 31
	2009	2010
Deferred tax liabilities:
Property and equipment and intangible assets	$(2,310)	$(1,847)

Total deferred tax liabilities	(2,310)	(1,847)

Deferred tax assets:
Net operating loss carryforwards	23,694	31,285
Reserves and accruals	2,832	177
Other	413	1,768

Total deferred tax assets	26,939	33,230
Valuation allowance	(25,177)	(31,864)

Deferred tax assets, net	1,762	1,366

Total net deferred tax liability	$(548)	$(481)

The Company accounted for income taxes in accordance with FASB ASC Topic No. 740, Income Taxes, which is an interpretation of FASB Statement 109, Accounting for Income Taxes. FASB ASC Topic No. 740 requires management to perform a two-step evaluation of all tax positions, ensuring that these tax return positions meet the “more-likely than not” recognition threshold and can be measured with sufficient precision to determine the benefit recognized in the financial statements. These evaluations provide management with a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements certain tax positions that the Company has taken or expects to take on income tax returns.

FASB ASC Topic No. 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $25.2 million, $31.9 million and $33.6 million valuation allowance at December 31, 2009, 2010, and March 31, 2011 respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The increase in the valuation allowance was $5.5 million, $448,000 and $6.7 million for each of the years ended December 31, 2008, 2009, 2010 and $1.7 million for the three months ended March 31, 2011, respectively.

At December 31, 2008, 2009, 2010, the Company has available U.S. federal net operating loss carryforwards of approximately $45.5 million, $47.3 million and $65 million, respectively, which will expire between 2022 and 2030. In addition, the Company has available state net operating loss carryforwards of approximately $39.1 million, $27.5 million and $48.6 million, respectively, at December 31, 2008, 2009 and 2010 that began to expire in 2008.

Ownership changes, as defined by the Internal Revenue Code of 1986, as amended, may substantially limit the amount of U.S. federal and state net operating losses that can be utilized annually to offset future taxable income. Subsequent ownership changes could further limit the amount of net operating loss carryforwards that can be used in future years. Such annual limitations could result in the expiration of net operating loss carryforwards before utilization. In addition, the Company has foreign net operating loss carryforwards of $21.0 million, $23.4 million, $28.0 million at December 31, 2008, 2009 and 2010, respectively.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Income Taxes (continued)

As of December 31, 2010, a summary of the tax years that remain subject to examination are:

United States—federal and state	2007 and forward
United Kingdom	2007 and forward
Israel	2007 and forward
Turkey	2007 and forward

The Company’s tax provision for the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011 was expense of $240,000, expense of $78,000, expense of $232,000, benefit of $12,000 and expense of $56,000, respectively. The expense results from current taxes due in the Company’s profitable jurisdictions and deferred tax expense associated with non-deductible goodwill amortization and valuation allowances provided on book-tax timing differences. The benefit results from the utilization of net operating tax loss carryforwards in Turkey.

15. Commitments and Contingencies

The Company currently subleases its office space under non-cancelable operating leases expiring at various dates through December 2013. The Company also leases certain office equipment under non-cancelable operating leases. Total rent expense under these operating leases for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 was $1.9 million, $1.7 million, $2.2 million, $535,000 and $579,000 respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2009 and 2010 are approximately as follows (in thousands):

December 31,
2010
2011	$2,169
2012	852
2013	262

$3,283

The future lease commitments of the Company’s foreign subsidiary have been converted to U.S. dollars using the respective period end exchange rates.

The Company has certain contingent liabilities that arise in the ordinary course of business. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

16. Employee Benefit Plans

United States

The Company maintains a 401(k) plan (the 401(k) Plan) covering all eligible U.S. employees, as defined. The 401(k) Plan allows eligible employees to make contributions as defined by the 401(k) Plan, subject to certain IRS

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. Employee Benefit Plans (continued)

limitations. Under the 401(k) Plan, the Company may make discretionary contributions at the end of each plan year. There were no Company matching contributions made for the years ended December 31, 2008, 2009 and 2010 nor in the three months ended March 31, 2010 and 2011.

Israel

The Company’s Israeli subsidiaries are required to provide for post employment pay pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is provided for by monthly deposits with insurance policies. The value of these policies is recorded within other assets in the Company’s balance sheet and was approximately $2.5 million and $2.2 million at December 31, 2009 and 2010, respectively. The calculated liability is recorded within other long-term liabilities and was approximately $2.9 million, $2.5 million, $2.7 million at December 31, 2009, 2010 and March 31, 2011, respectively. Expense in connection with this plan for the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011 was $733,000, $611,000, $1.5 million, $145,000 and $147,000 respectively.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Switzerland

Substantially all of the Company's employees in Switzerland are covered by a Company-sponsored defined benefit pension plan. Retirement benefits are generally earned based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. This plan was assumed in connection with the Company’s acquisition of vcare AG on November 30, 2009.

Net Periodic Pension Cost

The components of net periodic pension costs for the year ended December 31, 2010 are as follows (in thousands):

Service cost	$418.7
Interest cost	146.7
Expected return on plan assets	(99.7)

Net periodic benefit costs	$465.7

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. Employee Benefit Plans (continued)

The Company measured its benefit obligation and the fair value of plan assets as of December 31, 2009 and 2010. The changes in benefit obligations and plan assets under the defined benefit pension plans, accumulated benefit obligation and funded status of the plans were as follows at December 31, (in thousands):

	December 31,
	2009	2010
Change in benefit obligation:
Fair value of benefit obligation at date of acquisition November 30, 2009 and January 1, 2010	$4,882	$4,989
Service cost	33	419
Interest cost	14	147
Plan participant contributions	24	280
Benefits paid	(39)	(461)
Actuarial gain	(3)	(380)

Benefit obligation at end of year	4,989	4,994
Change in plan assets:
Fair value of plan assets at date of acquisition November 30, 2009 and January 1, 2010	3,297	3,320
Actuarial return on plan assets	(16)	(87)
Employer contributions	(24)	202
Benefits paid	(39)	(461)
Employee contributions	24	280

Fair value of plan assets at end of year	3,320	3,254

Net unfunded status	$(1,669)	$(1,740)

The accumulated benefit obligation for the defined benefit pension plans is approximately $5.0 million at December 31, 2010. The net unfunded status is recognized within non-current liabilities in the December 31, 2010 balance sheet.

Weighted average assumptions used to determine the projected benefit obligation for the years ended December 31 are as follows:

	2009	2010
Discount rate	3.00%	2.75%
Expected return on plan assets	3.00%	2.50%
Expected rate of compensation increase	1.50%	1.50%

The assets of the Company’s defined benefit plan are comprised of an insurance policy with a Swiss insurance company. The payment of the pension obligations is guaranteed by this insurance contract. The fair value of the plan’s assets equals the cash surrender value of the insurance contract at the balance sheet date.

Funding requirements for the non-U.S. defined benefit plans are determined on an individual country and plan basis and are subject to local country practices and market circumstances. During the twelve months ended December 31, 2010, the Company made contributions of $202,000 to the non-U.S. defined benefit plans.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. Related Party Transactions

In November 2009, the Company acquired certain assets of CRI Technologies for 699,390 shares of common stock. A director of the Company, was also a director CRI Technologies and had a financial interest in CRI Technologies at the time of the acquisition.

The Company also performed services for an entity affiliated with a member of the compensation committee. The provision of services to the entity generated approximately $124,000, $22,000 in revenues in 2008 and 2009 and no revenues in 2010 and the three months ended March 31, 2010 and 2011.

18. Segment Reporting

The Company evaluated its business segments in accordance with FASB ASC 280-10 and determined that it has one operating segment. Operating segments are defined as a component of the company that (a) engages in business activities from which it may earn revenues and incur expenses; (b) its operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources allocated to the segment and assess its performance; and (c) its discrete financial information is available. The Company’s chief operating decision maker is its chief executive officer who views and manages the operations of the Company as one segment with three product offerings: consulting services, managed services and product. These offerings are evaluated based on their revenues and gross margins.

Revenues are attributed to geographic region according to the location of the customers. Revenue by geographic area is as follows: (in thousands)

				(unaudited)
	Years ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
United States	$36,204	$44,572	$36,041	$8,298	$10,587
United Kingdom	22,360	17,576	21,152	4,264	6,101
Middle East	26,494	26,706	28,069	7,067	8,670
Central Europe	—	691	13,676	3,312	4,467

Total	$85,058	$89,545	$99,938	$22,941	$29,826

Long-lived assets by geographic area are as follows: (in thousands)

			(unaudited)
	At December 31,		At March 31,
	2009	2010	2011
United States	$1,135	$1,053	$1,053
United Kingdom	126	91	110
Middle East	264	272	280
Central Europe	194	86	62

Total	$1,719	$1,502	$1,505

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. Fair Value Measurements of Cash Equivalents and Warrants

The Company records cash equivalents, marketable securities and warrants to purchase preferred stock at fair value. ASC 820 establishes a fair value hierarchy for the instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities. Assets utilizing Level 1 inputs include U.S. government securities.
•	Level 2 – Observable inputs are based on inputs not quoted in active markets, but corroborated by market data.
•

Level 3 – Unobservable inputs developed using estimates of assumptions developed by the Company, which reflect those that a market participant would use. The fair value of the stock warrants and derivative liability are valued based on Level 3 inputs at December 31, 2009 and 2010, and March 31, 2011.

The following tables summarize the cash equivalents and preferred stock warrants measured at fair value on a recurring basis in the accompanying balance sheets as of December 31, 2009 and 2010, and March 31, 2011 (in thousands).

	(unaudited)
	Fair Value Measurements as of March 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents	$0	$—	$—	$0

Total assets	$0	$—	$—	$0

Derivative liability	$—	$—	$134	$134
Preferred and common stock warrants	—	—	3,170	3,170

Total liabilities	$—	$—	$3,304	$3,304

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash equivalents	$0	$—	$—	$0

Total assets	$0	$—	$—	$0

Derivative liability	$—	$—	$139	$139
Preferred Stock Warrants	—	—	1,446	1,446

Total liabilities	$—	$—	$1,585	$1,585

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash equivalents	$4,170	$—	$—	$4,170

Total assets	$4,170	$—	$—	$4,170

Derivative liability	$—	$—	$—	$—
Preferred Stock Warrants	—	—	3,558	3,558

Total liabilities	$—	$—	$3,558	$3,558

In addition, the pension and post-employment assets are invested in insurance policies where the contract value of the insurance contracts approximates fair value.

GLASSHOUSE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. Fair Value Measurements of Cash Equivalents and Warrants (continued)

Preferred Stock Warrant Liability

At March 31, 2011, warrants to purchase the Company’s convertible preferred stock and common stock are classified as liabilities and are recorded at their estimated fair value. At each reporting period, any change in fair value of the freestanding warrants was recorded as other income (expense).

The table below represents the change in fair value of assets measured by using significant unobservable inputs (Level 3) (in thousands):

Investments in Marketable Securities
Balance at December 31, 2009	$3,558
Issuance Wellington Series F Preferred Stock Warrants	601
Sigma Warrant Exercise	(177)
Dell warrants become exercisable	(780)
Series D Preferred Warrant extension modification	65
Change in values	(1,820)
Balance at December 31, 2010	$1,446

Issuance of Dell Common Stock Warrants	2,043
Change in values	(319)

Balance at March 31, 2011	$3,170

During the three months ended March 31, 2011, we did not change the type of inputs used to determine the fair value of our assets and liabilities that we measure at fair value. Accordingly, there were no transfers of assets or liabilities between the levels of fair hierarchy during 2011.

20. Subsequent Events

In accordance with FASB ASC Topic No. 855, the Company has evaluated events through the issuance of these financial statements and concluded that no events or transactions have occurred or are pending other than those disclosed in these financial statements that would have a material effect on the financial statements as of December 31, 2009 or December 31, 2010 or are of such significance that would require mention as a subsequent event in the financial statements in order to make them not misleading regarding the financial position, results of operations or cash flows of the Company other than events already disclosed elsewhere in the financial statements.

The Company issued Dell a convertible promissory note that is currently outstanding and under which the Company owes Dell approximately $35 million in total payments. Dell has extended the maturity date on the note through June 17, 2011. The Company has agreed to a non-binding summary of terms to provide a further extension through September 16, 2011. Per the terms of the agreement, the Company will pay Dell $300,000 upon execution of definitive documentation formalizing the extension and an additional $1.3 million on or before July 22, 2011. Interest will accrue at a simple annual rate of 22.5% effective June 13, 2011. Subject to the approval of its senior lenders, the Company has agreed to repay the note in full upon the consummation of this offering and to provide Dell with certain rights of refusal in the event the Company receives an acquisition proposal prior to payment in full of the note.

             Shares

GlassHouse Technologies, Inc.

Common Stock

Stifel Nicolaus Weisel	William Blair & Company

Oppenheimer & Co.
Needham & Company, LLC

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fees and the Nasdaq Global Market listing fee.

SEC Registration fee		$5,348.00
FINRA fee		$8,000.00
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed in subsequent amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit indemnification under limited circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”). Article V, Section 1 of our bylaws provides for mandatory indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law. Our amended and restated certificate of incorporation, as amended, provides that, under Delaware law, our directors and officers shall not be liable for monetary damages for breach of the officers’ or directors’ fiduciary duty as officers or directors to our stockholders and us. This provision in the amended and restated certificate of incorporation does not eliminate the directors’ or officers’ fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director or officer will continue to be subject to liability for breach of the director’s or officer’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for actions leading to improper personal benefit to the director or officer, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. This provision also does not affect a director’s or officer’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We intend to enter into indemnification agreements with our directors and officers, a form of which is attached as Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our directors and officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 5 of the eighth amended and restated registration rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in the eighth amended and restated registration rights agreement.

Item 15.	Recent Sales of Unregistered Securities

In the past three years, we have issued the following securities that were not registered under the Securities Act:

1. Issuances of Preferred Stock.

Series F Preferred Stock

In November 2008, we sold an aggregate of 3,602,940 shares of Series F Preferred Stock to two accredited investors at an aggregate purchase price of $9.8 million. The November 2008 sale of our preferred stock described below was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act (and Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. No underwriters were used in such sale.

In December 2010, we sold an aggregate of 1,838,236 shares of Series F Preferred Stock to one accredited investor at an aggregate purchase price of $5.0 million. The December 2010 sale of our preferred stock described above was made in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act. No underwriters were used in such sale.

2. Certain Issuances of Common Stock.

We have issued shares of common stock as consideration in certain of its acquisitions, as described below:

In May 2008, we issued an aggregate of 69,517 shares of our common stock to four stockholders of The Projects Practice Limited in connection with our purchase of all outstanding capital stock of such entity. Such shares were valued at approximately $99,000 in the aggregate.

In September 2009, we issued an aggregate of 502,847 shares of our common stock to four stockholders of Systems Group Integration Limited (SGI) in connection with our purchase of all outstanding capital stock of such entity. Such shares were valued at approximately $744,000 in the aggregate.

In November 2009, we acquired all of the outstanding shares of vcare Infosystems AG (vcare), an information management consulting company based in Switzerland. We issued a total of 1,597,480 shares of our common stock in consideration for such outstanding shares. Such shares were valued at approximately $2.4 million.

In November 2009, we acquired certain assets of CRI Technologies for 699,390 shares of common stock. Such shares were valued at approximately $1.0 million.

In September 2010, we issued an aggregate of 255,000 shares of our common stock to ten stockholders of Converged Securities Services Group, Inc. as earn out consideration in connection with the acquisition of that company. Such shares were valued at approximately $270,000.

In March 2011, we issued an aggregate of 55,872 share of our common stock to four stockholder of SGI as deferred consideration in connection with our purchase of all outstanding capital stock of such entity. Such shares were valued at approximately $84,000.

3. Grants and Exercises of Stock Options.

Since January 2008, we have granted options to purchase an aggregate of 6,670,723 shares of common stock at exercise prices ranging from $1.03 to $2.31 per share to employees, consultants, directors and other service providers under our Amended and Restated 2001 Stock Option and Grant Plan and 2007 Section 102 Shares Option Plan. Since January 2008, an aggregate of 2,053,912 options granted under such plans have been exercised for shares of common stock for the aggregate consideration of $531,210.

Since January 2008, no options were granted to employees, consultants, directors and other service providers under our Series 1 Stock Plan. Since January 2008, an aggregate of 6,077 options under such plan have been exercised for shares of Series 1 Preferred Stock for the aggregate consideration of $8,143.

In reliance on the fair value calculation as of August 31, 2009, our Board of Directors determined on September 2, 2009, that outstanding options with an exercise price above $1.38 per share would have such strike price reduced to $1.38 per share.

Each of the issuances described above was made in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act or Regulation D promulgated thereunder, Rule 701 promulgated under Section 3(b) of the Securities Act and Regulation S as transactions by an issuer not involving any public offering, transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701 or transactions not occurring within the United States.

4. Issuances of Notes and Warrants.

In March 2007, we amended the 2004 Loan Agreement (Amendment No. 3) to allow for an additional $10.0 million in borrowings before August 31, 2007. Borrowings under Amendment No. 3 bore interest at a fixed rate of 10.00% per annum and required interest only payments until August 1, 2007 with 36 consecutive monthly payments of principal and interest, payable monthly in advance beginning September 1, 2007. In addition, there was to be a final non-principal balloon payment of $625,000 due at loan maturity.

In June 2009, we modified the terms of the 2004 Loan Agreement such that we will make interest-only payments during the period June 2009 through February 2010 at an annual interest rate of 13.5%. In March 2010, all amounts outstanding under the 2004 Loan Agreement, as amended, will be repaid based on a 15-month amortization schedule of principal and interest payment with a 10% interest rate.

In August, 2007, we entered into a loan agreement and a series of related secured promissory notes (BayStar Notes) with a syndicate of new lenders led by BayStar Capital Ill Investment Fund, L.P. (BayStar). Under the agreement we were able to borrow up to a maximum of $14.0 million in three separate loans totaling $6.0 million and two loans of $4.0 million each. The $6.0 million borrowing was drawn in August 2007 and the first and second $4.0 million borrowings expired, without being drawn upon, on December 31, 2007 and March 31, 2008, respectively. Prior to the restructuring in June 2009 as described below, borrowings under this agreement bore interest at 9.75% per annum, which accrued for the lesser of a period of one year or until the next equity financing event. Subsequent to the restructuring the interest rate was fixed at 14.5% per annum. The BayStar Notes called for principal and interest payments to commence on the first anniversary of the respective Note. The payments were scheduled as if it were a 36-month repayment period. On the third anniversary of the BayStar Notes, all unpaid principal and Interest were due and payable. The aggregate principal amount of the BayStar Notes issued pursuant to the loan agreement, and all accrued but unpaid interest thereunder, were convertible into our common stock at the option of the lender upon the earlier of (1) the consummation of our next equity financing, (2) the date that is 15 months after the date of the respective BayStar Note, or (3) the maturity date of the respective BayStar Note.

In June 2009, we modified the terms of the agreement such that we were to make interest only payments during the period June 2009 through February 2010 at an annual interest rate of 14.5%. We were to begin making principal and Interest payments in March 2010. The payments are scheduled as if it were a 24-month repayment period with a 14.5% interest rate. In January 2011, all unpaid principal and interest were due and payable.

In March 2010, we negotiated a prepayment of the 2007 loan agreement. We paid the syndicate of lenders a total of approximately $5.8 million, which included accrued and unpaid interest, interest that would have accrued had the notes remained in place through maturity and the $360,000 final payment. In addition, we issued the syndicate of lenders additional warrants to purchase up to 870,000 shares of our common stock at an exercise price of $2.86 per share in consideration of the syndicate foregoing the conversion feature of the BayStar Notes in connection with the prepayment of those notes. These payoff warrants expire five years from the date of issuance. We financed the prepayment of the 2007 Agreement through a new loan agreement with Wellington.

In March, 2010, we entered into a loan agreement and related secured promissory note (Wellington Note) with WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III) (Wellington). Under the agreement, we borrowed $9.75 million though a single term loan which bears interest at 11.95% per annum. Interest is repaid monthly in arrears and the outstanding principal amount is to be repaid upon maturity of the Wellington Note. The initial term of the loan is two years and can be extended up to two additional years as long as we are not in default under the loan agreement and are in compliance with the leverage ratios included in the loan agreement. The loan agreement contains a financial covenant that provides minimum revenue, EBITDA and liquidity requirements, as defined. We also issued a warrant to Wellington to purchase up to 448,070 shares of our Series F Preferred Stock at an exercise price of $2.72 per share as further consideration for the execution of the Wellington Note.

In March 2008, we entered into a securities purchase agreement (the Dell Purchase Agreement) and related promissory note (the Dell Note) with Dell Products L.P. (Dell) whereby we borrowed $25.0 million, the maximum amount provided for under the Dell Note. Borrowings bear interest at 10% per annum. The Dell Note originally matured on March 6, 2011, and did not require or permit principal or interest payments until maturity.

At Dell’s option, the outstanding principal, plus all accrued but unpaid interest, under the Dell Note are convertible as follows: (1) at any time after March 6, 2009, into shares of the most recently issued series of our preferred stock at a conversion price equal to the conversion rate of such series of preferred stock as of the date of conversion; (2) at the closing of a Qualified Public Offering (as defined below) after March 6, 2009, into shares of our common stock at a conversion price equal to 90% of the initial public offering price per share; (3) at the closing of a sale of our preferred stock that results in aggregate proceeds of at least $10,000,000 (a Qualified Financing), at a price per share equal to 90% of the lowest price per share at which such shares of preferred stock were issued and sold in the Qualified Financing; or (4) at the closing of a corporate transaction involving a change of control or a sale of our assets, into, at Dell’s option, either (a) shares of our preferred stock at a price per share equal to the conversion price of such series of preferred stock as of the date of conversion or (b) the number of shares of our common stock issuable upon conversion of our preferred stock issuable pursuant to clause (a). Pursuant to the terms of the Dell Purchase Agreement, a Qualified Public Offering means our first firm commitment underwritten offering to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided that such registration statement covers the offer and sale of our common stock of which the aggregate net proceeds exceed $35,000,000, our common stock is listed for trading on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market and the per share public offering price (net of underwriter discounts and commissions) exceeds $4.8636 (as adjusted for stock splits, stock dividends, recapitalizations and the like). We are unable to determine at this time whether the offering contemplated by this prospectus will satisfy the definition of a Qualified Public Offering under the Dell Purchase Agreement.

As part of the Dell Purchase Agreement, we granted Dell a warrant to purchase shares of our common stock or preferred stock (the Dell Warrant). The Dell Warrant is contingently exercisable.

Dell agreed to extend the maturity of the Dell Note through June 6, 2011. In connection with such extension, the interest rate on the Dell Note increased to 18.00% annually effective March 6, 2011. Additionally, in connection with such extension, we issued Dell a warrant to purchase shares of common stock. The number of shares to be calculated by dividing $10,000,000 by a price equal to 90% of the initial public offering price per share at which Common Stock is issued and sold to the public in this offering. This warrant is only exercisable after the completion of a public offering and may only be exercised with a net share settlement.

Dell has subsequently extended the maturity of the Dell Note through June 17, 2011.

Each of the issuances of our notes and warrants described above was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act (and Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. No underwriters were used in any of the issuances described above.

On June 28, 2010, we entered into a note purchase agreement (the Note Agreement) with entities affiliated with our existing investors Sigma Partners, GrandBanks Capital, Greenspring Associates, Inc. and Kodiak Venture Partners (the Investors). Under the terms of the Note Agreement we have issued unsecured convertible promissory notes (the Notes) for $8.0 million ($3.0 million in June 2010 and $5.0 million in October 2010) in reliance on the exemption from registration provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering (no underwriters were used for the issuance). The Notes bear interest at a fixed rate of 8.00% and are and will be junior to our existing secured indebtedness and junior to our convertible promissory note with Dell. We may not prepay the Notes and the Investors may demand repayment of all outstanding principal and accrued interest on any issued Notes under certain circumstances, including the occurrence of the offering contemplated in this prospectus. At any time prior to the offering contemplated by this prospectus, the Investors may elect to convert all outstanding principal and accrued interest on any issued Notes into shares of our Series F Preferred Stock. In connection with entering into the Note Agreement, we issued warrants to purchase up to 900,000 shares of our common stock at an exercise price of $3.00 per share. In October 2010, we issued warrants to purchase an additional 166,663 shares of our common stock at an exercise price of $3.00 per share. The warrants issued and any additional warrants to be issued have or will have a term of three years and net exercise provisions. Effective March 2011, the interest rate on the notes issued under the Note Agreement increased to an annual fixed rate of 10.00%.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1***	Ninth Amended and Restated Certificate of Incorporation of Registrant, as amended

3.2**	Form of Tenth Amended and Restated Certificate of Incorporation, to be effective upon closing

3.3**	Amended and Restated Bylaws of the Registrant

3.4**	Amended and Restated Bylaws of the Registrant, to be effective upon closing

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2***	Form of Registrant’s Common Stock Certificate

4.3***	Eighth Amended and Restated Registration Rights Agreement, dated November 3, 2008 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto

4.4**	Fifth Amended and Restated Stockholders Agreement, dated November 3, 2008 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto

4.5***	Omnibus Amendment, Admission, Consent and Waiver Agreement, dated November 3, 2008, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

10.1‡**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.2‡**	Employment Agreement, dated March 1, 2004, by and between the Registrant and Mark Shirman

10.3‡**	Executive Retention Agreement, dated March 1, 2004, by and between the Registrant and Mark Shirman, as amended on December 22, 2008

10.4‡**	Offer Letter, dated July 9, 2004, by and between the Registrant and Ken Hale

10.5‡**	Employment Agreement, dated August 18, 2004, by and between the Registrant and Ken Hale

10.6‡**	Executive Retention Agreement, dated August 1, 2004, by and between the Registrant and Ken Hale, as amended on December 22, 2008

10.7‡**	Services Agreement, effective as of July 28, 2004, by and between the Registrant and Andrew Martin Norman

10.8‡**	Offer Letter, dated June 18, 2001, by and between the Registrant and Richard Scannell

10.9‡**	Executive Retention Agreement, dated March 1, 2004, by and between the Registrant and Richard Scannell, as amended on December 22, 2008

10.10‡**	Executive Retention Agreement, dated June 30, 2007, by and between the Registrant and Doron Rosenblum

10.11†**	2001 Amended and Restated Stock Option and Grant Plan

10.12†**	2004 Series 1 Stock Plan

10.13†**	2007 Section 102 Share Option Plan

10.14†*	2011 Equity Incentive Plan (to be effective upon closing of the offering)

10.15†*	2011 Employee Stock Purchase Plan (to be effective upon closing of the offering)

10.16†**	Form of Notice of Stock Option Grant and Stock Option Agreement under 2001 Amended and Restated Stock Option Plan (Reverse Vesting)

Exhibit Number	Description

10.17†**	Form of Notice of Stock Option Grant and Stock Option Agreement under 2001 Amended and Restated Stock Option Plan (Installment Vesting)

10.18†**	Form of 102 Option Agreement

10.19†**	Form of Notice of Stock Option Grant and Stock Option Agreement under 2010 Equity Incentive Plan

10.20†**	Forms of Notice of Stock Option Grant and Stock Option Agreement under 2010 Equity Incentive Plan (director forms)

10.21**	Sublease, dated October 30, 2002, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.22**	Sublease Agreement Amendment, dated August 20, 2003, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.23**	Second Sublease Agreement Amendment, dated April 7, 2004, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.24**	Letter Agreement, dated May 31, 2005, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.25**	Third Sublease Agreement Amendment, dated April 21, 2006, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.26**	Letter Agreement, dated June 14, 2007, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.27**	Fourth Sublease Agreement Amendment, dated March 12, 2008, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.28**	Consent to Fourth Amendment to Sublease Agreement, by and among the Registrant, NMS Communications Corporation and NDNE 9/90 200 Crossing Boulevard, LLC (Framingham, MA lease)

10.29**	Loan and Security Agreement, dated June 30, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.30**	Amendment No. 1 to the Loan and Security Agreement dated December 12, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.31**	Amendment No. 2 to the Loan and Security Agreement, dated July 31, 2006, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.32**	Amendment No. 3 to the Loan and Security Agreement, dated March 20, 2007, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.33**	Amendment No. 4 to the Loan and Security Agreement, dated November 30, 2007, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.34**	Amendment No. 5 to the Loan and Security Agreement, dated May 28, 2009, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.35**	Amendment No. 6 to the Loan and Security Agreement, dated May 28, 2009, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.36***	Amendment No. 7 to the Loan and Security Agreement, dated March 29, 2010, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.37*****	Amendment No. 8 to the Loan and Security Agreement, dated June 2010, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.38*****	Amendment No. 9 to the Loan and Security Agreement, dated September 30, 2010, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.39*****	Second Amended and Restated Secured Promissory Note, dated June 2010, by the Registrant in favor of Lighthouse Capital Partners V, L.P.

Exhibit Number	Description

10.40****	Loan and Security Agreement, dated March 29, 2010, by and between the Registrant and WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III).

10.41****	Term Note, dated March 29, 2010, by the Registrant in favor of WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III).

10.42	Amendment No. 1 to Loan and Security Agreement, dated June 2010, by and between the Registrant, and WF Fund III Limited Partnership, c/o/b as Wellington Financial LP and Wellington Financial Fund III.

10.43	Securities Purchase Agreement, dated March 6, 2008, by and between the Registrant and Dell Products L.P., as amended on November 4, 2008.

10.44*	Amended and Restated Convertible Promissory Note, dated March 6, 2011, by the Registrant in favor of Dell Products, L.P.

10.45*	Right of Last Refusal Agreement by and between the Registrant and Dell Products, L.P., dated March 11, 2011.

10.46***	Series F Preferred Stock Purchase Agreement, dated November 4, 2008, by and among the Registrant, Dell Products L.P., Cisco Systems, Inc. and Mark A. Shirman.

10.47††	Intellectual Property License Agreement, dated March 6, 2008, by and between the Registrant and Dell Marketing USA L.P.

10.48††	Master Relationship Agreement, dated June 23, 2008, by and between the Registrant and Dell Marketing L.P.

10.49****

Note and Warrant Purchase Agreement, dated June 28, 2010, by and among the Registrant, Kodiak Venture Partners II-A, L.P., Kodiak Venture Partners II-B, L.P., GrandBanks Capital Venture Fund, LP, GrandBanks Capital SOFTBANK Fund, LP, GrandBanks Capital Advisors Fund, LP, Greenspring Crossover Ventures I, L.P., Sigma Partners 6, L.P., Sigma Associates 6, L.P. and Sigma Investors 6, L.P.

10.50	Series F Purchase Agreement, dated December 23, 2010, by and between the Registrant and Citrix Systems, Inc.

21.1**	List of Subsidiaries

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)

†	Compensation arrangement.
*	To be filed by amendment.
‡	Management contract.
**	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form S-1 (333-164568) filed on January 28, 2010.
***	Incorporated by reference to the exhibit previously filed with the Registrant’s Amendment No.1 to Registration Statement on Form S-1 (333-164568) filed on April 8, 2010.
****	Incorporated by reference to the exhibit previously filed with the Registrant’s Amendment No.2 to the Registration Statement on Form S-1 (333-164568) filed on June 29, 2010.
*****	Incorporated by reference to the exhibit previously filed with the Registrant’s Amendment No. 4 to Registration Statements on Form S-1 (333-164568) filed on January 14, 2011.
††	Confidential treatment has been requested for portions of this document. A redacted version of this document and omitted portions of this document have been filed with the Securities and Exchange Commission.

Item 17.	Undertakings

We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the Delaware General Corporation Law, the amended and restated certificate of incorporation or our bylaws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, Commonwealth of Massachusetts, on this 15th day of June, 2011.

GLASSHOUSE TECHNOLOGIES, INC. (Registrant)

By:	/S/ MARK A. SHIRMAN
Mark A. Shirman
Chairman of the Board of Directors, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MARK A. SHIRMAN Mark A. Shirman	Chairman of the Board of Directors, President and Chief Executive Officer	June 15, 2011

/S/ KENNETH HALE Kenneth Hale	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 15, 2011

* Robert E. Davoli	Director	June 15, 2011

* Louis Volpe	Director	June 15, 2011

* Todd Gresham	Director	June 15, 2011

* Kenneth A. Minihan	Director	June 15, 2011

* Ryan Moore	Director	June 15, 2011

* Glenn Osaka	Director	June 15, 2011

* Patrick J. Scannell	Director	June 15, 2011

*By:	/S/ MARK A. SHIRMAN Mark A. Shirman	Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1***	Ninth Amended and Restated Certificate of Incorporation of Registrant, as amended

3.2**	Form of Tenth Amended and Restated Certificate of Incorporation, to be effective upon closing

3.3**	Amended and Restated Bylaws of the Registrant

3.4**	Amended and Restated Bylaws of the Registrant, to be effective upon closing

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2***	Form of Registrant’s Common Stock Certificate

4.3***	Eighth Amended and Restated Registration Rights Agreement, dated November 3, 2008 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto

4.4**	Fifth Amended and Restated Stockholders Agreement, dated November 3, 2008 and as amended on various dates, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto

4.5***	Omnibus Amendment, Admission, Consent and Waiver Agreement, dated November 3, 2008, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

10.1‡**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.2‡**	Employment Agreement, dated March 1, 2004, by and between the Registrant and Mark Shirman

10.3‡**	Executive Retention Agreement, dated March 1, 2004, by and between the Registrant and Mark Shirman, as amended on December 22, 2008

10.4‡**	Offer Letter, dated July 9, 2004, by and between the Registrant and Ken Hale

10.5‡**	Employment Agreement, dated August 18, 2004, by and between the Registrant and Ken Hale

10.6‡**	Executive Retention Agreement, dated August 1, 2004, by and between the Registrant and Ken Hale, as amended on December 22, 2008

10.7‡**	Services Agreement, dated July 1, 2004, by and between the Registrant and Andrew Martin Norman

10.8‡**	Offer Letter, dated June 18, 2001, by and between the Registrant and Richard Scannell

10.9‡**	Executive Retention Agreement, dated March 1, 2004, by and between the Registrant and Richard Scannell, as amended on December 22, 2008

10.10‡**	Executive Retention Agreement, dated June 30, 2007, by and between the Registrant and Doron Rosenblum

10.11†**	2001 Amended and Restated Stock Option and Grant Plan

10.12†**	2004 Series 1 Stock Plan

10.13†**	2007 Section 102 Share Option Plan

10.14†*	2011 Equity Incentive Plan (to be effective upon closing of the offering)

10.15†*	2011 Employee Stock Purchase Plan (to be effective upon closing of the offering)

10.16†**	Form of Notice of Stock Option Grant and Stock Option Agreement under 2001 Amended and Restated Stock Option Plan (Reverse Vesting)

10.17†**	Form of Notice of Stock Option Grant and Stock Option Agreement under 2001 Amended and Restated Stock Option Plan (Installment Vesting)

10.18†**	Form of 102 Option Agreement

10.19†**	Form of Notice of Stock Option Grant and Stock Option Agreement under 2010 Equity Incentive Plan

Exhibit Number	Description

10.20†**	Forms of Notice of Stock Option Grant and Stock Option Agreement under 2010 Equity Incentive Plan (director forms)

10.21**	Sublease, dated October 30, 2002, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.22**	Sublease Agreement Amendment, dated August 20, 2003, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.23**	Second Sublease Agreement Amendment, dated April 7, 2004, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.24**	Letter Agreement, dated May 31, 2005, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.25**	Third Sublease Agreement Amendment, dated April 21, 2006, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.26**	Letter Agreement, dated June 14, 2007, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.27**	Fourth Sublease Agreement Amendment, dated March 12, 2008, by and between the Registrant and NMS Communications Corporation (Framingham, MA lease)

10.28**	Consent to Fourth Amendment to Sublease Agreement, by and among the Registrant, NMS Communications Corporation and NDNE 9/90 200 Crossing Boulevard, LLC (Framingham, MA lease)

10.29**	Loan and Security Agreement, dated June 30, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.30**	Amendment No. 1 to the Loan and Security Agreement dated December 12, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.31**	Amendment No. 2 to the Loan and Security Agreement, dated July 31, 2006, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.32**	Amendment No. 3 to the Loan and Security Agreement, dated March 20, 2007, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.33**	Amendment No. 4 to the Loan and Security Agreement, dated November 30, 2007, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.34**	Amendment No. 5 to the Loan and Security Agreement, dated May 28, 2009, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.35**	Amendment No. 6 to the Loan and Security Agreement, dated May 28, 2009, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.36***	Amendment No. 7 to the Loan and Security Agreement, dated March 29, 2010, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.37*****	Amendment No. 8 to the Loan and Security Agreement, dated June 2010, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.38*****	Amendment No. 9 to the Loan and Security Agreement, dated September 30, 2010, by and between the Registrant and Lighthouse Capital Partners V, L.P.

10.39*****	Second Amended and Restated Secured Promissory Note, dated June 2010, by the Registrant in favor of Lighthouse Capital Partners V, L.P.

10.40****	Loan and Security Agreement, dated March 29, 2010, by and between the Registrant and WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III).

10.41****	Term Note, dated March 29, 2010, by the Registrant in favor of WF Fund III Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund III).

10.42	Amendment No. 1 to Loan and Security Agreement, dated June 2010, by and between the Registrant, and WF Fund III Limited Partnership, c/o/b as Wellington Financial LP and Wellington Financial Fund III.

Exhibit Number	Description

10.43	Securities Purchase Agreement, dated March 6, 2008, by and between the Registrant and Dell Products L.P., as amended on November 4, 2008.

10.44*	Amended and Restated Convertible Promissory Note, dated March 6, 2011, by the Registrant in favor of Dell Products, L.P.

10.45*	Right of Last Refusal Agreement by and between the Registrant and Dell Products, L.P., dated March 11, 2011.

10.46***	Series F Preferred Stock Purchase Agreement, dated November 4, 2008, by and among the Registrant, Dell Products L.P., Cisco Systems, Inc. and Mark A. Shirman.

10.47††	Intellectual Property License Agreement, dated March 6, 2008, by and between the Registrant and Dell Marketing USA L.P.

10.48††	Master Relationship Agreement, dated June 23, 2008, by and between the Registrant and Dell Marketing L.P.

10.49****

Note and Warrant Purchase Agreement, dated June 28, 2010, by and among the Registrant, Kodiak Venture Partners II-A, L.P., Kodiak Venture Partners II-B, L.P., GrandBanks Capital Venture Fund, LP, GrandBanks Capital SOFTBANK Fund, LP, GrandBanks Capital Advisors Fund, LP, Greenspring Crossover Ventures I, L.P., Sigma Partners 6, L.P., Sigma Associates 6, L.P. and Sigma Investors 6, L.P.

10.50	Series F Purchase Agreement, dated December 23, 2010, by and between the Registrant and Citrix Systems, Inc.

21.1**	List of Subsidiaries

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)

†	Compensation arrangement.
*	To be filed by amendment.
‡	Management contract.
**	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form S-1 (333-164568) filed on January 28, 2010.
***	Incorporated by reference to the exhibit previously filed with the Registrant’s Amendment No.1 to Registration Statement on Form S-1 (333-164568) filed on April 8, 2010.
****	Incorporated by reference to the exhibit previously filed with the Registrant’s Amendment No.2 to the Registration Statement on Form S-1 (333-164568) filed on June 29, 2010.
*****	Incorporated by reference to the exhibit previously filed with the Registrant’s Amendment No. 4 to Registration Statements on Form S-1 (333-164568) filed on January 14, 2011.
††	Confidential treatment has been requested for portions of this document. A redacted version of this document and omitted portions of this document have been filed with the Securities and Exchange Commission.